PROSPECTUS	Filed Pursuant to Rule 424(b)(4) Registration Statement Nos. 333-224505 and 333-225161

38,000,000 Shares

GreenSky, Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of GreenSky, Inc.

We will use the net proceeds from this offering to purchase common membership interests of GreenSky Holdings, LLC (“GS Holdings”), which we refer to as “Holdco Units,” from certain holders (which we refer to as the “Exchanging Members”), including our Chief Executive Officer and certain of our other officers and directors; to redeem shares of our Class A common stock from equity holders of certain of the Former Corporate Investors (as defined herein); and to redeem shares of our Class A common stock issued upon exercise of options by certain option holders.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share is $23.00. Our Class A common stock has been approved for listing on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “GSKY.”

We have two authorized classes of common stock: Class A and Class B. Holders of our Class A common stock are entitled to one vote per share, holders of our Class B common stock are entitled to ten votes per share, and all holders generally will vote together as a single class. Holders of our Class B common stock do not have any of the economic rights provided to holders of Class A common stock. Our Class B common stock is held by the Continuing LLC Members (as defined herein) on a one-share-per-one-Holdco Unit basis. Each Holdco Unit is exchangeable (with automatic cancellation of an equal number of shares of Class B common stock) for one share of Class A common stock or cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors).

We are a holding company, and our sole material asset is an equity interest in GS Holdings. Immediately following this offering, the holders of our Class A common stock collectively will own 100% of the economic interests (as defined herein) in GreenSky, Inc. (which will own 27.8% of the economic interests in GS Holdings) and will hold 3.7% of the voting power of the outstanding capital stock of GreenSky, Inc. The holders of our Class B common stock collectively will own 72.2% of the economic interests (by virtue of their Holdco Units) in GS Holdings and will hold 96.3% of the voting power of the outstanding capital stock of GreenSky, Inc. Although we will have a minority economic interest in GS Holdings, because we are its managing member, we control all of its business and affairs.

We are an “emerging growth company,” as that term is defined under the federal securities laws, and will be subject to reduced public company reporting requirements.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 26.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$23.00	$874,000,000
Underwriting discounts and commissions(1)	$1.15	$43,700,000
Proceeds, before expenses, to us(2)	$21.85	$830,300,000

(1)	See “Underwriting” for a full description of compensation payable to the underwriters in connection with this offering.

(2)

We will use the net proceeds from the sale of our Class A common stock to purchase Holdco Units from the Exchanging Members; to redeem shares of our Class A common stock from equity holders of certain of the Former Corporate Investors; and to redeem shares of our Class A common stock issued upon exercise of options by certain option holders. The purchase price for each Holdco Unit surrendered, and share of Class A common stock redeemed, will equal the price per share of our Class A common stock in this offering, less underwriting discounts and commissions.

The underwriters have an option to purchase up to 5,700,000 additional shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus.

If the underwriters exercise in full their option to purchase additional shares, we intend to use the net proceeds to purchase an additional 5,389,321 Holdco Units (with automatic cancellation of an equal number of shares of our Class B common stock) from the Exchanging Members at the same price per Holdco Unit as set forth in note 2 above; redeem an additional 301,242 shares of our Class A common stock from equity holders of certain of the Former Corporate Investors and from the smaller Original Profits Interests Holders; and redeem an additional 9,437 shares of our Class A common stock issued upon exercise of options by certain option holders. See “Use of Proceeds.”

The underwriters expect to deliver securities entitlements with respect to the shares of Class A common stock against payment therefor in New York, New York on or about May 29, 2018.

Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley

BofA Merrill Lynch	Citigroup	Credit Suisse	SunTrust Robinson Humphrey

Raymond James	Sandler O’Neill + Partners, L.P.	Fifth Third Securities	Guggenheim Securities

The date of this prospectus is May 23, 2018

11:30
Buy Now!
GreenSky®

Powering commerce
at the point of sale

12 thousand
Active Merchants

1.7 million
Consumers

$12 billion
Cumulative Transaction Volume

31%
2016-17 Transaction Volume Growth

100%+
Dollar-Based Retention

$326 million
2017 Revenue

$139 million
2017 Net Income

$159 million
2017 Adjusted EBITDA

Active Merchant, Consumer, Cumulative Transaction Volume and Dollar-Based Retention figures as of March 31, 2018. Revenue, Net Income and Adjusted EBITDA figures as of December 31, 2017. For information regarding our use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, see "Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data."

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take any responsibility for, nor do we or they provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, prospects, financial condition and results of operations may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

BASIS OF PRESENTATION

Following effectiveness of the registration statement of which this prospectus is a part, we effected certain reorganizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the reorganizational transactions, which we refer to collectively as the “Reorganization Transactions,” and the consummation of this offering. See “Organizational Structure” for a description of the Reorganization Transactions and a diagram depicting our organizational structure after giving effect to the Reorganization Transactions and the consummation of this offering.

As used in this prospectus, unless the context otherwise requires, references to:

•

“we,” “us,” “our,” the “Company,” “GreenSky” and similar references refer, unless otherwise indicated or the context otherwise requires: (i) prior to the consummation of the Reorganization Transactions and the consummation of this offering, to GS Holdings and GSLLC, as applicable, and their consolidated subsidiaries; and (ii) following the consummation of the Reorganization Transactions and the consummation of this offering, to GreenSky, Inc., the issuer of the Class A common stock offered hereby, and its consolidated subsidiaries, including GS Holdings and GSLLC.

•	“Bank Partners” refers to federally insured banks that originate loans under the GreenSky program and any other lenders with respect to those loans.

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“Continuing LLC Members” refers to those Original GS Equity Owners and Original Profits Interests Holders who will continue to own Holdco Units after the Reorganization Transactions and who may, following the consummation of this offering, exchange their Holdco Units (with automatic cancellation of an equal number of shares of our Class B common stock) for shares of our Class A common stock or cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors), as described in “Certain Relationships and Related Party Transactions—Operating Agreement of GS Holdings.”

•	“Economic interest” means the right to receive any distributions or dividends, whether cash or stock, in connection with common stock.

•

“Exchange Agreement” refers to the agreement pursuant to which the Exchange Agreement parties will have the right to exchange their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). In the event that there are multiple Exchange Agreements, “Exchange Agreement” refers to all of the Exchange Agreements collectively.

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“Exchange Agreement parties” refers to the Continuing LLC Members and any other holders of Holdco Units (including Holdco Units issued upon exercise of warrants) that may become parties to the Exchange Agreement from time to time.

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“Exchanging Members” refers to those Original GS Equity Owners and Original Profits Interests Holders who will receive from us a portion of the net proceeds from this offering in exchange for Holdco Units in connection with the consummation of this offering.

•	“Former Corporate Investors” refers to certain Original GS Equity Owners that merged with and into one or more subsidiaries of GreenSky, Inc. in connection with the Reorganization Transactions.

•

“GreenSky program” or “program” refers to a consumer financing and payments program that we administer for merchants and on behalf of, and at the direction and under the control of, our Bank Partners in connection with which we provide point-of-sale financing and payments technology and related marketing, servicing, collection and other services.

•	“GSLLC” refers to GreenSky, LLC, the original operator of our Company’s business and a wholly-owned subsidiary of GS Holdings.

•	“GS Holdings” refers to GreenSky Holdings, LLC, which was formed as the holding company of GSLLC.

•	“Holdco Units” refers to the single class of common membership interests of GS Holdings initially issued in connection with the Reorganization Transactions.

•	“Original GS Equity Owners” refers to the owners of units of GS Holdings prior to the Reorganization Transactions.

•

“Original Profits Interests Holders” refers to the owners of profits interests in GS Holdings prior to the Reorganization Transactions. The “smaller Original Profits Interests Holders” refers to certain of the Original Profits Interests Holders that contributed Holdco Units to GreenSky, Inc. in exchange for shares of Class A common stock in connection with the Reorganization Transactions.

•	“Platform” refers to our technology platform through which we administer the GreenSky program.

•	“Sponsors” refers to manufacturers, their captive and franchised showroom operations, and trade associations with which we partner to onboard merchants.

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“Tax Receivable Agreement” refers to the agreement between GreenSky, Inc., GS Holdings and the TRA Parties, pursuant to which GreenSky, Inc. agreed to pay those parties 85% of certain cash tax savings, if any, in United States federal, state and local taxes that GreenSky, Inc. realizes or is deemed to realize in connection with the Reorganization Transactions, the offering-related transactions and any future exchanges of Holdco Units for our Class A common stock pursuant to the Exchange Agreement.

•

“TRA Parties” refers to the equity holders of the Former Corporate Investors, the Exchanging Members, the Continuing LLC Members and any other parties receiving benefits under the Tax Receivable Agreement.

We are a holding company and are the managing member of GS Holdings. Our sole material asset is an equity interest in GS Holdings. Following the formation of GS Holdings, effective August 2017 the equity holders of GSLLC exchanged their equity interests in GSLLC for equity interests in GS Holdings in proportion to their existing ownership interests. In accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, the exchange was accounted for as a common control transaction resulting in a change in the reporting entity. As the entities were always under common control, we retrospectively adjusted the historical consolidated financial statements of GS Holdings as if the common control transaction had occurred as of the earliest period presented. As such, GS Holdings is the predecessor of the issuer, GreenSky, Inc., for financial reporting purposes, and GreenSky, Inc. will be the audited financial reporting entity following this offering. This prospectus contains the following historical financial statements:

•

GreenSky, Inc. Balance sheets as of December 31, 2017 and March 31, 2018, which reflect the initial capitalization of the entity by GSLLC. Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented because GreenSky, Inc. has not engaged in any business or other activities except in connection with its formation and initial capitalization.

•

GS Holdings. Because we will have no interest in any operations other than the operations of GS Holdings and its subsidiaries, including GSLLC, the historical consolidated financial information included in this prospectus is that of GS Holdings and its consolidated subsidiaries as if the common control transaction had occurred at the earliest date presented.

The unaudited pro forma financial information of GreenSky, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of GS Holdings and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Reorganization Transactions and the consummation of this offering as if they had occurred on January 1, 2017, in the case of the unaudited pro forma consolidated statement of operations data, and as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

Except as otherwise indicated, units and per unit data in this prospectus are presented after adjustment for the Forward Split (as defined under “Organizational Structure”).

Numerical figures included in this prospectus may have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

All references to years in this prospectus, unless otherwise noted or indicated by the context, refer to our fiscal years, which end on December 31.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data and estimates, including those relating to market size, competitive position and growth rates of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to any of this data or to these estimates. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market or industry data from third-party sources. We also believe our internal company research is reliable and the definitions of our market and industry are appropriate, though neither this research nor these definitions have been verified by any independent source.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or license the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. This prospectus also may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

PROSPECTUS SUMMARY

This summary highlights material information about our business and the offering of our Class A common stock. This is a summary of material information contained elsewhere in this prospectus and is not complete and does not contain all of the information that you should consider before deciding to invest in our Class A common stock. For a more complete understanding of our business and this offering, you should read this entire prospectus, including the section entitled “Risk Factors,” as well as the consolidated financial statements and the related notes thereto, before making an investment decision.

GreenSky, Inc.

Company Overview

We are a leading technology company that powers commerce at the point of sale. Our platform facilitates merchant sales, while reducing the friction, and improving the economics, associated with a consumer making a purchase and a bank extending financing for that purchase. We had approximately 12,000 active merchants on our platform as of March 31, 2018 and, from our inception through March 31, 2018, merchants used our platform to enable approximately 1.7 million consumers to finance over $12 billion of transactions with our Bank Partners.

Our market opportunity is significant. In 2017, there was approximately $315 billion of spending volume in the home improvement market, which historically has represented substantially all of our transaction volume, and substantial opportunities in the elective healthcare market, which we entered in 2016. In addition, at year end 2017, according to the Federal Reserve System, there was approximately $3.8 trillion of U.S. consumer credit outstanding across a fragmented landscape of lenders, providing a significant opportunity for us to extend our platform to other markets where transactions are financed at the point of sale.

Over the past decade, we have developed and have been advancing and refining our proprietary, purpose-built platform to provide significant benefits to our growing ecosystem of merchants, consumers and banks:

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Merchants. Merchants using our platform, which presently range from small, owner-operated home improvement contractors and healthcare providers to large national home improvement brands and retailers, rely on us to facilitate low or deferred interest promotional point-of-sale financing and payments solutions that enable higher sales volume. Our platform is designed to provide a seamless experience for our merchants with a mobile-native design that is intuitive and easy to use. Our technology integrates effortlessly with merchants’ existing payments systems, while also allowing merchants to access funds faster.

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Consumers. Consumers on our platform, who to date primarily have super-prime or prime credit scores, find financing with promotional terms to be an attractive alternative to paying with cash, check, credit card, or general purpose revolving credit, particularly in the case of larger purchases. We provide a completely paperless, mobile-enabled experience that typically permits a consumer to apply and be approved for financing in less than 60 seconds at the point of sale.

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Banks. We provide our Bank Partners with access to our proprietary technology solution and merchant network, enabling them to build a diversified portfolio of high quality consumer loans with attractive risk-adjusted yields. Our platform delivers significant loan volume, while requiring minimal upfront investment by our Bank Partners. Furthermore, our program is designed to adhere to the regulatory and compliance standards of our Bank Partners, which has helped us to gain their confidence, allowing them to outsource both loan facilitation and servicing functions to us.

Our platform is powered by a proprietary technology infrastructure that delivers stability, speed, scalability and security. It supports the full transaction lifecycle, including credit application, underwriting, real-time allocation to our Bank Partners, document distribution, funding, settlement, and servicing, and it can be easily expanded to additional industry verticals as we scale our business. We have cultivated strong relationships with manufacturers and trade associations (which we refer to as Sponsors) to amplify the reach of our technology, enabling us to efficiently and cost-effectively onboard large numbers of potential merchants underlying each Sponsor. We offer potential merchants a platform that they can adopt without friction—including no upfront fees, capital expenditure, or onerous systems integration. When our merchants offer our solution at the point of sale, they provide our Bank Partners with cost-effective access to a vast number of consumers. This ecosystem of merchants, consumers and Bank Partners allows us to generate recurring revenues with minimal customer acquisition and marketing costs, resulting in attractive unit economics and strong margins.

As we scale, network effects reinforce and support the growth of our ecosystem. As our solution becomes integral to the manner by which our merchants regularly drive sales, these merchants and their sales associates become more deeply engaged and frequent users. As more sales associates, merchants and consumers benefit from our solution and develop affinity for our brand, we believe they promote GreenSky to other merchants and generate further organic interest. As more merchants and consumers become satisfied users of the GreenSky program, we are able to grow volume to support relationships with new Bank Partners and negotiate larger commitments from our existing Bank Partners. We believe these network effects reinforce an attractive virtuous cycle, whereby larger bank commitments allow us to facilitate more financing, which in turn enables us to serve more merchants and consumers.

We have a strong recurring revenue model built upon repeat and growing usage by merchants. We derive most of our revenue and profitability from upfront transaction fees that merchants pay us every time they facilitate a transaction using our platform. Thus, our profitability is strongly correlated with merchant transaction volume. The transaction fee rate depends on the terms of financing selected by a consumer. In addition, we collect servicing fees on the loan portfolios we service for our Bank Partners.

We have achieved significant growth in active merchants, transaction volume, total revenue, net income and Adjusted EBITDA. Our low-cost go-to-market strategy, coupled with our recurring revenue model, has helped us generate strong margins. Transaction volume (which we define as the dollar value of loans facilitated on our platform during a given period) was $3.8 billion in 2017, representing an increase of 31% from $2.9 billion in 2016. Further, transaction volume was $1.0 billion in the three months ended March 31, 2018, representing an increase of 47% from $0.7 billion in the three months ended March 31, 2017. Active merchants (which we define as home improvement merchants and healthcare providers that have submitted at least one consumer application during the 12 months ended at the date of measurement) totaled 12,231 as of March 31, 2018, representing an increase of 52% from 8,048 as of March 31, 2017. Our total revenue grew 23% from $264 million in 2016 to $326 million in 2017, net income grew 12% from $124 million in 2016 to $139 million in 2017, and Adjusted EBITDA grew 21% from $131 million in 2016 to $159 million in 2017. For the period ended March 31, 2018, total revenue was $85 million, net income was $19 million and Adjusted EBITDA was $27 million. For information regarding our use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.”

Our Market Opportunity

We believe technology is transforming and streamlining commerce, reducing the traditional transaction frictions that merchants and consumers face and opening new payments and financing channels for banks. Payments and consumer financing are vast markets in the United States with $13.4 trillion of personal consumption expenditure in 2017, according to the U.S. Bureau of Economic Analysis, and $3.8 trillion of consumer loans outstanding at the end of 2017, according to the Federal Reserve System. We believe the following trends define the U.S. consumer finance market, and other core markets, today.

Our Existing Markets—Home Improvement and Elective Healthcare—are Sizeable and Growing

The home improvement market is large, fragmented and growing, representing approximately $315 billion in spending volume in 2017, according to the Joint Center for Housing Studies of Harvard University, although not all home improvement projects are of a size suitable for financing. Merchants in this market range from small, owner-operated contractors to large national brands and retailers. From our inception through March 31, 2018, our Bank Partners have used our program to extend over $12 billion of financing, primarily including loans for home improvement sales and projects involving, among other things, windows, doors, roofing and siding; kitchen and bath remodeling; and heating, ventilation and air conditioning units. We believe that spending on home improvement goods and services will continue to increase as the national housing stock ages and existing home sales increase.

In 2016, we began expanding into elective healthcare, which, like the home improvement market, is a large, fragmented market featuring creditworthy consumers who make large-ticket purchases. We believe the elective healthcare market rivals in size the home improvement market in terms of annual spending volume, based on the number and cost of annual procedures performed. Elective healthcare providers include doctors, dentists, outpatient surgery centers and clinics providing orthodontics, cosmetic and aesthetic dentistry, vision correction, bariatric surgery, cosmetic surgery, hair replacement, reproductive medicine, veterinary medicine and hearing aid devices. We believe that because of population aging, innovations in medical technology and ongoing healthcare cost inflation, we are well-positioned to increase volume in the growing elective healthcare industry vertical.

We continually evaluate opportunities for expansion into new industry verticals. For example, we have identified significant opportunities within verticals such as online retail, power sports, auto repair and jewelry. These markets are also large and fragmented, and they similarly feature attractive consumers who make large ticket purchases.

Banks Seek Consumer Credit Exposure but are Not Well-Positioned to Lend at the Point of Sale

We believe that banks seek attractive risk-adjusted yields and portfolio diversification through exposure to consumer credit. Banks’ traditional consumer lending advantages have included physical branch networks and trusted brands. However, our experience has demonstrated that consumers are increasingly comfortable using mobile devices to shop, make payments and manage finances. This has provided an opening at the point of sale for a new lending channel, but it is one that many banks to date have had a difficult time accessing.

Legacy Financing Solutions are Less Attractive to Consumers

Providers of installment loan financing to consumers traditionally have required paper-based applications for which consumers are required to gather burdensome amounts of information. Accordingly, there often has been a substantial time lag between a consumer deciding to apply for a loan and receiving approval, and then from approval to funding. Meanwhile, revolving credit alternatives such as credit cards are faster and more convenient but are characterized by high rates and restrictive credit limits for large-ticket purchases. Consequently, prime consumers tend to use credit cards as payment, rather than financing, solutions. Absent a simple, fast and cost-effective alternative to finance large-ticket purchases, many consumers resort to paying with cash, debit card or check, or avoiding purchases altogether.

Our Ecosystem

We have built an entrenched ecosystem of merchants, consumers and Bank Partners. Our platform enables each of these constituents to benefit from enhanced access to each other and to our technology, resulting in a virtuous cycle of increasing engagement and value creation. We believe our ecosystem grows stronger with scale.

Value Proposition to Merchants

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Increased sales volume. Promotional payment plans and financing solutions make it easier for merchants to sell more goods and services. We have observed that our customizable solution helps merchants increase ticket size and conversion of sales.

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Seamless integration. We design our solution to deliver instant value, enabling our merchants’ sales associates to use their existing mobile devices to facilitate loans through our platform. We settle payments through a national credit card payment network or through the Automated Clearing House (“ACH”) network, meaning merchants that already accept these types of payments require no systems integration to adopt our platform. This frictionless onboarding makes consumer point-of-sale financing available for merchants of all sizes.

•	Accelerated funding. Our merchants typically receive a sizeable portion of their funding faster than they would if they were paid in installments in a more traditional 30-day billing cycle.

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Superior customer service. We work creatively and collaboratively to design promotional financing offers that fulfill the needs of our merchants while continuing to improve our solution to appeal to their customers.

Value Proposition to Consumers

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Superior experience. Because we are able to process an application and approve financing at the point of sale with limited burden on the consumer, our platform enables consumers to “apply and buy” in most cases in less than a minute, utilizing an intuitive mobile interface and paperless loan agreement.

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Promotional interest rates and terms. The majority of the loans facilitated by our platform carry promotional financing with deferred interest or low-rate terms, an attractive alternative relative to the rates on credit card balances.

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Enables larger purchases. By allowing merchants to market to their customers by focusing on the monthly cost of their purchases rather than the one-time upfront cash outlays, consumers are able to better budget for larger purchases.

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Preserves revolving credit availability. Rather than utilizing revolving credit for large purchases, which results in available credit lines being reduced, the loans we facilitate preserve credit card availability for everyday purchases.

Value Proposition to Banks

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Consumer credit exposure at attractive risk-adjusted yields. We believe loans originated on our platform offer strong net interest margin, credit performance, and duration characteristics relative to banks’ other unsecured consumer lending opportunities.

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Nationally-diversified, small-balance loans. While many of our Bank Partners may traditionally focus on lending opportunities within their geographic footprints, our platform enables them to originate loans in all 50 states and at an average loan size of less than $10,000, thus creating an efficient mechanism to aggregate a granular, diversified national portfolio.

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Access to our proprietary technology and merchant network. Over the past decade, we have built and refined our technology platform to deliver significant value to merchants and consumers. We also have cultivated strong relationships with Sponsors and merchants, resulting in 12,231 active merchants as of March 31, 2018. We believe our Bank Partners would require significant time and investment to build such a technology solution and merchant network themselves.

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No customer acquisition cost and limited operating expenses. Our platform alleviates the need for our Bank Partners to bear any marketing, software development or technology infrastructure costs to originate loans.

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Robust compliance framework. We continually refine and upgrade our platform, risk management and servicing capabilities to meet the compliance, documentation and vendor management requirements of our Bank Partners and their regulators.

Our Platform

Our Business Model

Efficient Go to Market Strategy

•	Technology led, simple and affordable. Our digital offering enables an efficient, low-cost distribution model and offers frictionless setup at no upfront fee to merchants.

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Sponsor driven. We leverage our Sponsor relationships to access a large network of home improvement merchants at a minimal cost. Our track record demonstrates that Sponsors are attracted to working with GreenSky because they believe our promotional financing and payments platform is a valuable tool for their affiliated merchants.

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Organic and expansive. As merchants and their sales associates observe the competitive and other advantages that our program provides, we expect to experience greater demand. We have started to experience the impact of word-of-mouth marketing as sales associates who have used the program have begun working with new merchants and advocated joining the program. With over 43,000 sales associates having downloaded and used the GreenSky mobile application as of the date hereof, they are expected to serve as a strong organic customer acquisition channel.

Visible and Recurring Revenue Streams

Although we offer our technology at no upfront cost, we monetize through an upfront transaction fee every time a merchant receives a payment using our platform. This creates stable, recurring revenues, aligns our incentives with the interests of our merchants, and enables us to grow along with our ecosystem. In 2017, 93% of our transaction volume was generated from merchants that were enrolled on our technology platform as of December 31, 2016. In addition, our Bank Partners pay us a recurring servicing fee over the lives of their loans.

Attractive Unit Economics

Our low-cost go to market strategy, combined with our visible and recurring revenue model, provides for a fast payback period and strong dollar-based retention:

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Fast payback period. “Payback period” refers to the number of months it takes for the cumulative transaction fees we earn from merchants acquired during a given month to exceed our total sales and marketing spend in that same month. For merchant groups acquired during 2017 for which payback was completed, the average payback period was approximately five months.

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Strong dollar-based retention. We measure “dollar-based retention” on an annual cohort basis and define a cohort as the merchants that enroll for the first time on our platform within a given year. Our dollar-based retention calculation is adjusted to exclude Home Depot, which we count as a single merchant despite it having approximately 2,000 locations, and to exclude solar panel merchants, as we actively reduced our transaction volume with such merchants in 2017. “Dollar-based retention” refers to the transaction volume generated during a given year by each cohort of merchants relative to the transaction volume generated by that same merchant cohort in the prior year, and the calculation is adjusted for a two quarter seasoning period. Our dollar-based retention has exceeded 100% on our platform for each annual cohort in the past three years.

We believe our fast payback period, combined with our strong dollar-based retention, indicates that our merchants will generate significant lifetime value for us relative to our cost of acquiring them. For illustration, we measured the cumulative transaction fee revenues generated by merchants acquired during 2014 through the period ended March 31, 2018 by aggregating the total transaction volume for each calendar year and for the three months ended March 31, 2018 for the 2014 merchant cohort and multiplying each of the respective periods’ total transaction volume by each period’s respective average transaction fee rate. We compared this amount to our total sales and marketing costs in 2014, inclusive of compensation costs for sales and marketing personnel. Merchants acquired during 2014 have generated approximately 44 times more transaction fee revenues, to date, than our cost of acquiring them.

Business Metrics

We review a number of operating and financial metrics, including the following, to evaluate our business, measure our performance, identify trends, formulate plans and make strategic decisions.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
Active Merchants
Number	10,891	7,361	5,076	12,231	8,048
Percentage Increase	48%	45%		52%
Transaction Volume
Dollars (millions)	$3,767	$2,882	$2,076	$1,033	$705
Percentage Increase	31%	39%		47%
Loan Servicing Portfolio
Dollars (millions)	$5,390	$3,832	$2,561	$5,693	$4,018
Percentage Increase	41%	50%		42%
Cumulative Consumer Accounts
Number	1,565,166	1,077,400	692,428	1,709,364	1,181,230

Active Merchants. Since our transaction volume is a function of the size, engagement and growth of our merchant network, active merchants (as defined above), in aggregate, are an indicator of future revenue and profitability, although they are not directly correlated. As of March 31, 2018, we had 12,231 active merchants on our platform, representing an increase of 52% over 8,048 as of March 31, 2017.

Transaction Volume. Transaction volume (as defined above) is an indicator of revenue and overall platform profitability and has grown substantially in the past several years. For the three months ended March 31, 2018, transaction volume was $1.0 billion, which represented an increase of 47% over $0.7 billion for the same period in 2017.

Loan Servicing Portfolio. We define our loan servicing portfolio as the aggregate outstanding consumer loan balance (principal plus accrued interest and fees) facilitated and serviced by our platform at the date of measurement. Our loan servicing portfolio is an indicator of our servicing activities. As of March 31, 2018, we had a loan servicing portfolio of $5.7 billion, representing an increase of 42% over $4.0 billion as of March 31, 2017. Our average loan servicing portfolio was $5.5 billion for the three months ended March 31, 2018 and $3.9 billion for the same period in 2017.

Cumulative Consumer Accounts. We define cumulative consumer accounts as the aggregate number of consumer accounts approved on our platform since our inception, including both existing and prior accounts. Although not directly correlated to revenue, cumulative consumer accounts is a measure of our brand awareness among consumers, as well as the value of the data we have been collecting from those consumers since our inception. We may use this data to support future growth by cross-marketing products and delivering potential additional customers to merchants who may not have been able to source those customers themselves. As of March 31, 2018, we had 1.7 million cumulative consumer accounts compared to 1.2 million as of March 31, 2017.

Our Strengths and Competitive Advantages

Differentiated Technology Platform and Customer Experience

We believe that our proprietary, patent-pending technology is unique because it can deliver:

•	Frictionless setup and multiple promotional financing alternatives for our merchants

•	An intuitive, mobile-native user interface, and real-time “apply and buy” capabilities, for consumers

•	Instant digital loan underwriting and distribution mechanisms for our Bank Partners

We believe these capabilities will help us deepen our existing relationships and provide a competitive advantage in winning new business.

Large, Entrenched Ecosystem

As of March 31, 2018, we had 12,231 active merchants. From our inception through March 31, 2018, our Bank Partners have used our technology and network of merchants to provide over $12 billion of financing to approximately 1.7 million consumers. The powerful network effects of our platform strengthen this ecosystem, providing increasing value to GreenSky and each of our constituents as we scale.

Trusted Relationship with our Bank Partners

We have continually refined and upgraded our compliance, control, servicing and collections functions to meet the regulatory requirements, documentation and operating standards applicable to our Bank Partners, which include several of the largest banks in the United States, and to us.

Asset-Light Model

Our Bank Partners originate and own the loans that they facilitate through our platform. We derive a substantial majority of our revenue and profitability from upfront transaction fees every time a merchant facilitates a transaction and receives a payment using our platform.

Attractive Consumer Profile

Consumers using our platform live in all 50 states and typically are or have been homeowners with super-prime or prime credit scores. For all loans originated on our platform during the three months ended March 31, 2018, the credit-line weighted average consumer credit score was 769.

Efficient Go To Market Strategy and Recurring Revenue Model Drive Strong Operating Leverage

We leverage our proprietary technology and strong Sponsor relationships to efficiently access and onboard a large network of merchants. Our merchants, once acquired, allow us to reach an even larger universe of consumers and facilitate repeat transactions at very low cost relative to the transaction fee we receive. Coupled with the highly scalable technology anchoring our platform, we deliver strong operating margins.

Our Growth Opportunities

We have significant opportunities to expand our business. Our growth strategy focuses on the following efforts to continue to deliver value for our constituents and expand our ecosystem.

Grow Our Merchant Community

We intend to continue building relationships with large Sponsors and independent, high-sales volume merchants in our existing core markets.

Expand into New Industry Verticals, Including Online Retail and Traditional Store-Based Merchants

We recently expanded into the elective healthcare industry vertical and intend to explore other large, fragmented markets with creditworthy consumers who tend to make large-ticket purchases online and in-store. For example, online retail represents an attractive and low cost acquisition channel ripe for penetration that fits synergistically with our existing point-of-sale mobile platform. In 2017, domestic retail sales through the e-commerce platform exceeded $453 billion, growing by almost 16% over the prior year, according to the U.S. Census Bureau. We expect to seek out additional attractive industry verticals (whether online or in-store) based on our ability to efficiently go to market, grow market share, generate attractive risk-adjusted yields for our Bank Partners and continue to maximize value for our constituents.

Widen Our Spectrum of Consumers and Funding Partners

We continue to evaluate opportunities to assist our merchants to drive more sales by extending financing to a wider range of consumer credit profiles. To facilitate this extension of our platform, we may work with our Bank Partners to offer near-prime and non-prime financing, leveraging our technology platform to offer merchants and consumers a “single application” user experience that is designed to be superior to the user experience offered by our competitors in traditional “second-look” programs. We may expand our universe of Bank Partners to undertake these opportunities.

Leverage Our Current Customer Base and Bank Partner Relationships to Deliver New Solutions

We believe we have a substantial opportunity to cross-market value-enhancing solutions to consumers and to our merchants. We believe that, as the number of transactions we facilitate increases, the data we accumulate from our technology platform will enable us to broaden our monetization model and leverage this data to attract incremental customers whom merchants may not have been able to source otherwise. We also believe that we can leverage our platform to efficiently connect consumers, including existing retail customers of our Bank Partners, with merchant-driven promotions, expanding GreenSky’s brand and driving incremental revenue in each of our industry verticals.

Risk Factors Summary

An investment in our Class A common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy and could materially adversely affect our business. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class A common stock. Some of these risks include that:

•	We operate in a highly regulated industry, and a failure to comply with applicable laws and regulations could subject us to lawsuits or governmental actions, which could adversely affect our business.

•	Our agreements with our Bank Partners are non-exclusive, short-term and subject to termination; any termination would negatively affect our business.

•	Our results of operations and growth depend on our ability to retain existing, and attract new, merchants and Bank Partners.

•	We derive a large percentage of our revenue from our top ten merchants. The loss of a significant merchant or Sponsor could have a negative impact on our business.

•	Our results depend, to a significant extent, on the active and effective promotion and support of the GreenSky program by our Sponsors and merchants.

•

We rely heavily on credit decisioning and scoring models as well as information from third parties and customers, all of which could contain misrepresentations, errors or inaccuracies that could adversely affect our business.

•	Security breaches, fraudulent activity and interruptions in our computer systems affecting our business could have an adverse effect on our business.

•	Our relationships with third-party vendors subject us to a variety of regulatory, financial and reputational risks.

•	Our revenues are highly dependent on macroeconomic and U.S. real estate market conditions as well as prevailing interest rates.

•	As a holding company, we are entirely dependent upon the operations of GSLLC and its ability to make distributions to provide cash flow to us to pay taxes and other expenses.

•	The Continuing LLC Members will control our Company, and their interests may conflict with yours in the future.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we remain an emerging growth company, we may take advantage of certain limited exemptions from various reporting requirements that are applicable to other public companies. These provisions include:

•

a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation;

•	reduced disclosure about executive compensation in our periodic reports and proxy statements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We have chosen to present three years of audited financial statements and related selected financial data and management’s discussion and analysis of financial condition and results of operations. Further, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and to comply with new or revised accounting standards as required of publicly-traded companies generally. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the consummation of this offering, (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

Organizational Structure

GS Holdings is a limited liability company that is taxed as a partnership. Because U.S. tax law generally makes it impractical for an entity taxed as a partnership to sell membership interests publicly, GSLLC has formed a holding company that will be taxed as a corporation, GreenSky, Inc., to sell Class A common stock publicly. However, for holders of Class A, B and C units of GS Holdings (which were converted to Holdco Units in the Reorganization Transactions) that do not intend to sell their Holdco Units in connection with this offering, it is more tax efficient for them to retain their Holdco Units until they are ready to sell them and then, at that time, to exchange their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of Class A common stock (or cash, at our option, such determination to be made by the disinterested members of our board of directors) and then to sell those shares. This structure—the formation of a holding company taxed as a corporation above a limited liability company taxed as a partnership where some members of the limited liability company continue to own some or all of their membership interests—is often referred to as an “Up-C structure.”

Prior to the Reorganization Transactions (as defined below) and the closing of this offering, the capital structure of GS Holdings consisted of (i) three classes of membership interests (Class A, B and C units) held by the Original GS Equity Owners (including the Former Corporate Investors) and (ii) profits interests held by the Original Profits Interests Holders. Options and warrants to purchase Class A units of GS Holdings also were outstanding. As further discussed below, following the Reorganization Transactions, the Original GS Equity Owners (other than the Former Corporate Investors) and certain Original Profits Interests Holders, which we collectively refer to as the Continuing LLC Members, will continue to own Holdco Units in GS Holdings (other than Holdco Units that they will be exchanging in connection with this offering).

The diagram below depicts our organizational structure immediately prior to the Reorganization Transactions.

(1)

“Original GS Equity Owners” refers to the owners of units of GS Holdings prior to the Reorganization Transactions. Significant Original GS Equity Owners include: (i) certain affiliates of David Zalik (our Chief Executive Officer); (ii) certain affiliates of Robert Sheft (a director of our Company); and (iii) TPG Georgia Holdings, L.P.

“Former Corporate Investors” refers to certain of the Original GS Equity Owners that merged with and into one or more subsidiaries of GreenSky, Inc. in connection with the Reorganization Transactions. Significant Former Corporate Investors include an affiliate of TPG Georgia Holdings, L.P.

(2)

“Original Profits Interests Holders” refers to the owners of profits interests in GS Holdings prior to the Reorganization Transactions, which include certain current and former employees, directors, and an affiliate of one of the directors, of GS Holdings and its subsidiaries.

We are a holding company. Our sole material asset is an equity interest in GS Holdings, which also is a holding company and has the sole equity interest in GSLLC, the subsidiary that conducts all of our operations. Because GreenSky, Inc. is the managing member of GS Holdings (with 100% of the management and voting power in GS Holdings), and GS Holdings is the managing member of GSLLC, we indirectly operate and control all of the business and affairs (and will consolidate the financial results) of GS Holdings and its subsidiaries, including GSLLC.

Following effectiveness of the registration statement of which this prospectus is a part, (i) the operating agreement of GS Holdings was amended and restated (the “Holdings LLC Agreement”) to, among other things, modify its capital structure by replacing the different classes of membership interests and profits interests with a single new class of membership interests of GS Holdings (referred to as Holdco Units); (ii) we issued to each of the Continuing LLC Members a number of shares of GreenSky, Inc. Class B common stock equal to the number of Holdco Units held by it (other than the Holdco Units that it will be exchanging in connection with this offering), for consideration in the amount of $0.001 per share of Class B common stock; (iii) Holdco Units received by some of the smaller Original Profits Interests Holders were contributed to GreenSky, Inc. in exchange for shares of our Class A common stock; (iv) equity holders of the Former Corporate Investors contributed their equity in the Former Corporate Investors to GreenSky, Inc. in exchange for shares of our Class A common stock and the right to certain payments under the Tax

Receivable Agreement, and Former Corporate Investors merged with and into subsidiaries of GreenSky, Inc.; (v) outstanding options to acquire Class A units of GS Holdings were equitably adjusted so that they are exercisable for shares of Class A common stock; and (vi) outstanding warrants to acquire Class A units of GS Holdings were equitably adjusted pursuant to their terms so that they are exercisable for Holdco Units (and an equal number of shares of Class B common stock). We refer to these transactions collectively as the “Reorganization Transactions.” Following the Reorganization Transactions, Holdco Units (and shares of Class B common stock), options and warrants are subject to the same vesting and/or forfeiture conditions as the previously held securities in GS Holdings, as applicable.

Under the Holdings LLC Agreement, the membership interests in GS Holdings were adjusted (the “Forward Split”) so that each Holdco Unit (together with a share of Class B common stock) is economically equivalent to a share of Class A common stock on a one-for-one basis. Corresponding adjustments were made to options and warrants.

Our Class B common stock initially entitles holders thereof to ten votes per share. Our Class B common stock will vote as a single class with our Class A common stock, but does not have any economic rights.

Prior to the Reorganization Transactions, but adjusted for the 10-for-1 Forward Split, GS Holdings effectively had outstanding 133,462,601 Class A units, 30,326,348 Class B units and 12,627,491 Class C units. Inclusive of dilution from outstanding options, warrants and profits interests, but excluding 380,000 shares of our Class A common stock to be issued to FTP Securities LLC as compensation for financial advisory services rendered in connection with this offering, our fully-diluted share count was 189,508,399. As part of the Reorganization Transactions, certain holders of Class B and Class C units (which we refer to as Former Corporate Investors) exchanged 15,433,036 units for shares of Class A common stock.

In this offering, certain of the former holders of Class A units of GS Holdings will sell to GreenSky the equivalent of 29,715,594 of those units and the former holders of Class B units will sell to GreenSky the equivalent of 3,410,946 of those units. The former holders of Class C units will not sell any units. In addition, Original Profits Interests Holders will sell to GreenSky the equivalent of 2,757,941 Holdco Units, the owners of certain of the Former Corporate Investors will sell to GreenSky 1,999,558 shares of Class A common stock and the former GS Holdings option holders collectively will sell to GreenSky the equivalent of 115,961 shares. Following the offering, profits interests equivalent to 402,679 Holdco Units will be converted into Class A common stock.

In connection with the Reorganization Transactions, we entered into one or more exchange agreements with the Continuing LLC Members and GS Holdings (which we refer to collectively as the “Exchange Agreement”), pursuant to which the Continuing LLC Members, and any other Exchange Agreement parties, will have the right to exchange their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). Any Holdco Units exchanged under those exchange provisions will thereafter be owned by GreenSky, Inc., and the corresponding shares of Class B common stock will be cancelled.

The Reorganization Transactions also included various other agreements and processes. For additional details, see “Organizational Structure” and “Certain Relationships and Related Party Transactions.”

The diagram below depicts our simplified organizational structure immediately following this offering after giving effect to the Reorganization Transactions and use of proceeds and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)

“Continuing LLC Members” refers to those Original GS Equity Owners and Original Profits Interests Holders who will continue to own Holdco Units after the Reorganization Transactions and who may, following the consummation of this offering, exchange their Holdco Units (with automatic cancellation of an equal number of shares of our Class B common stock) for shares of our Class A common stock or cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). Significant Continuing LLC Members include: (i) certain affiliates of David Zalik (our Chief Executive Officer); (ii) certain affiliates of Robert Sheft (a director of our Company); and (iii) TPG Georgia Holdings, L.P.

(2)

“Former Corporate Investors” refers to certain of the Original GS Equity Owners that merged with and into one or more subsidiaries of GreenSky, Inc. in connection with the Reorganization Transactions. Significant Former Corporate Investors include an affiliate of TPG Georgia Holdings, L.P.

(3)

The shares of Class B common stock have no economic rights, but each share of Class B common stock initially entitles its holder to ten votes on all matters to be voted on by stockholders generally. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

(4)	Options to purchase shares of Class A common stock also are outstanding.

(5)	Warrants to purchase Holdco Units also are outstanding.

See “Principal Stockholders.”

Our Up-C structure will allow the Continuing LLC Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following the offering. One of these benefits is that future taxable income of the Company that is allocated to such owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the Holdco Units that the Continuing LLC Members hold are exchangeable (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock or cash, at our option (such determination to be made by the disinterested members of our board of directors), the Up-C structure also provides the Continuing LLC Members potential liquidity that holders of non-publicly traded limited liability companies typically are not afforded. See “Organizational Structure” and “Description of Capital Stock.”

GreenSky, Inc. will hold Holdco Units and therefore receive the same benefits as the Continuing LLC Members on account of its ownership in an entity treated as a partnership, or “pass-through” entity, for income tax purposes. Our use of the net proceeds from this offering to purchase Holdco Units from the Exchanging Members, our acquisition of the equity of certain of the Former Corporate Investors, and any future exchanges of Holdco Units for our Class A common stock pursuant to the Exchange Agreement, are expected to result in increases in GreenSky, Inc.’s allocable tax basis in the assets of GS Holdings. This so-called “step-up” in tax basis will provide GreenSky, Inc. with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to GreenSky, Inc. GreenSky, Inc. and GS Holdings will enter into a Tax Receivable Agreement under which GreenSky, Inc. agreed to pay the TRA Parties 85% of the value of these and certain other tax benefits and will retain the remaining 15% of the value of such benefits. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Corporate Information

GreenSky, Inc. was incorporated on July 12, 2017, and had no business transactions or activities and no material assets or liabilities prior to the Reorganization Transactions and this offering. Our principal executive offices are located at 5565 Glenridge Connector, Suite 700, Atlanta, Georgia 30342. Our telephone number is (678) 264-6105. The address of our main website is www.greenskycredit.com. The information contained on or accessible through our website does not constitute a part of this prospectus.

Recent Developments

In December 2017, we issued 10,101,990 Class C-1 preferred units for gross proceeds of $200 million in an offering pursuant to Rule 506(b) of Regulation D under the United States Securities Act of 1933, as amended (the “Securities Act”). We intend to use the net proceeds of $194.4 million from such offering for general operating purposes.

In 2017, we declared non-tax distributions of $346.5 million to our unit holders and holders of profits interests and a related party at the time we entered into the term loan described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term loan and revolving loan facility” and in Note 7 to the consolidated financial statements of GS Holdings included in this prospectus, of which $337.2 million was paid as of December 31, 2017 and $2.6 million has been paid to date in 2018. In December 2017, we declared a $160.0 million special cash distribution to our unit holders and holders of profits interests using the proceeds from a sale of loan receivables and cash from operations, of which $156.1 million was paid as of December 31, 2017 and $0.9 million has been paid to date in 2018. In May 2018, we declared a $75.0 million special cash distribution to our unit holders and holders of profits interests using the proceeds from the modified term loan executed as an amendment to the Credit Agreement in March 2018 and cash from operations, of which $71.8 million has been paid to date in 2018. Tax-related distributions totaled $71.3 million in 2017 and have totaled $36.3 million to date in 2018. See “Dividend Policy.”

The Offering

Issuer	GreenSky, Inc.

Class A common stock offered by us	38,000,000 shares of Class A common stock (or 43,700,000 shares if the underwriters’ option is exercised in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 5,700,000 shares of Class A common stock at the public offering price less underwriting discounts and commissions.

Common stock to be outstanding after giving effect to this offering and the use of proceeds to us therefrom

51,836,157 shares of Class A common stock (or 57,215,468 shares if the underwriters’ option is exercised in full). If all outstanding Holdco Units held by the Continuing LLC Members were exchanged (with automatic cancellation of an equal number of shares of Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis, and all outstanding options and warrants were exercised, 189,508,399 shares of Class A common stock (or 189,508,399 shares if the underwriters’ option is exercised in full) would be outstanding.

134,353,227 shares of Class B common stock (or 128,983,353 shares if the underwriters’ option is exercised in full), equal to one share per Holdco Unit (other than any Holdco Units owned by GreenSky, Inc.).

Voting	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

After this offering, the Continuing LLC Members will hold an equal number of shares of Class B common stock and Holdco Units. The shares of Class B common stock have no economic rights, but each share of Class B common stock initially entitles its holder to ten votes on all matters to be voted on by stockholders generally. Once the collective holdings of the Continuing LLC Members in the aggregate are less than 15% of the combined economic interest in us, each share of Class B common stock will entitle its holder to one vote per share on all matters to be voted upon by stockholders generally. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

Holders of our Class A and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Voting power held by holders of Class A common stock after giving effect to this offering and the use of proceeds	3.7% (or 100% if all outstanding Holdco Units held by the Continuing LLC Members were exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class B common stock after giving effect to this offering and the use of proceeds

96.3% (or 0% if all outstanding Holdco Units held by the Continuing LLC Members were exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power

69.9% (or 69.2% if the underwriters’ option is exercised in full) will be held by executive officers, directors and greater than 5% stockholders after giving effect to this offering and the use of proceeds.

96.3% (or 95.8% if the underwriters’ option is exercised in full) will be held by executive officers, directors and greater than 5% stockholders, together with other current members of GS Holdings, after giving effect to this offering and the use of proceeds.

49.2% (or 48.6% if the underwriters’ option is exercised in full) will be held by David Zalik, our Chief Executive Officer, after giving effect to this offering and the use of proceeds.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $826.6 million (or approximately $951.1 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

“Redemption proceeds” refers to gross proceeds from this offering, after deducting underwriting discounts and commissions, but not other offering expenses. We intend to use redemption proceeds of approximately $784.1 million to purchase an aggregate of 35,884,481 Holdco Units from the Exchanging Members, including our Chief Executive Officer and certain of our other officers and directors, as described under “Organizational Structure.” We also intend to use redemption proceeds of (i) approximately $43.7 million to redeem 1,999,558 shares of our Class A common stock from equity holders of certain of the Former Corporate Investors and (ii) approximately $2.5 million to redeem 115,961 shares of our Class A common stock issued upon exercise of options by certain option holders. See “Certain Relationships and Related Party Transactions—Purchase of Holdco Units and Redemption of Class A Common Stock” for the number of Holdco Units to be purchased from the Exchanging Members and shares of Class A common stock to be redeemed from equity holders of the Former Corporate Investors and option holders. The per share purchase price for each Holdco Unit surrendered for purchase, or Class A share redeemed, will be equal to the price per share of our Class A common stock in this offering, less underwriting discounts and commissions.

If the underwriters exercise in full their option to purchase 5,700,000 additional shares of Class A common stock, in addition to the use of proceeds described above, we intend to use redemption proceeds of approximately $117.8 million to purchase an additional 5,389,321 Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) from the Exchanging Members, including our Chief Executive Officer and certain of our other officers and directors; approximately $6.5 million to redeem shares of our Class A common stock from equity holders of certain of the Former Corporate Investors and from the smaller Original Profits Interests Holders; and approximately $0.2 million to redeem shares of our Class A common stock issued upon exercise of options by certain option holders.

See “Use of Proceeds.”

Dividend policy

We have no current plans to pay dividends on our Class A common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including those under our Credit Agreement, as defined below), general business conditions and other factors that our board of directors may deem relevant.

Subject to having available cash and subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our Credit Agreement or other debt instruments), the Holdings LLC Agreement requires GS Holdings to make certain distributions to GreenSky, Inc. and the Continuing LLC Members, pro rata, in order to facilitate their payment of taxes with respect to GS Holdings’ income and to facilitate the payment by GreenSky, Inc. of amounts due under the Tax Receivable Agreement. Because GreenSky, Inc. is the managing member of GS Holdings, which is the managing member of GSLLC, we will have the ability to determine the amount and timing of distributions by GSLLC to GS Holdings, subject to compliance with applicable law. Any such distributions will then be distributed to all holders of Holdco Units, including us, pro rata based on holdings of Holdco Units. In addition, in order to maintain to the greatest extent practicable the parity in value of Holdco Units and shares of Class A common stock, to the extent that GreenSky, Inc. accumulates substantial cash and cash equivalents, and receivables from GS Holdings, we will consider making distributions to Class A common stockholders. While the determination of what level of cash and cash equivalents, and receivables from GS Holdings

(if any), warrant such distribution will depend upon the facts and circumstances at the time of determination, we generally would expect to make distributions where such amounts exceed $100 million. See “Dividend Policy.”

Listing	Our Class A common stock has been approved for listing on the NASDAQ under the symbol “GSKY.”

Exchange rights of the Continuing LLC Members

Following effectiveness of the registration statement of which this prospectus is a part, we completed the reorganization described in “Organizational Structure.” Pursuant to the Exchange Agreement, each Continuing LLC Member, and any other Exchange Agreement parties, will have the right to exchange their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of Class A common stock of GreenSky, Inc. on a one-for-one basis, subject to customary adjustment for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). We have reserved for issuance shares of Class A common stock in respect of the aggregate number of shares of Class A common stock that may be issued upon exchange of Holdco Units. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Tax Receivable Agreement

Our purchase of Holdco Units from the Exchanging Members using a portion of the net proceeds from this offering, our acquisition of the equity of certain of the Former Corporate Investors, and any future exchanges of Holdco Units for our Class A common stock pursuant to the exchange rights described above are expected to result in increases in GreenSky, Inc.’s allocable tax basis in the assets of GS Holdings. The merger of certain of the Former Corporate Investors is expected to increase certain tax attributes of GreenSky, Inc. These increases in tax basis are expected to increase (for tax purposes) depreciation and amortization deductions allocable to GreenSky, Inc. and, with the additional tax attributes, reduce the amount of tax that GreenSky, Inc. otherwise would be required to pay in the future. These increases in tax basis also may decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We and GS Holdings have entered into a tax receivable agreement with the TRA Parties (the “Tax Receivable Agreement”), whereby GreenSky, Inc. will agree to pay those parties 85% of the amount of cash tax savings, if any, in United States federal, state and local taxes that GreenSky, Inc. realizes or is deemed to realize as a result of these increases in tax basis, increases in basis from such payments and deemed interest deductions arising from such payments.

Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of Holdco Units from the Exchanging Members in connection with this offering and our acquisition of the equity of the Former Corporate Investors, together with future exchanges of Holdco Units (with automatic cancellation of Class B common stock) as described above, would aggregate to approximately $1,092.0 million over 15 years from the date of this offering based on the initial public offering price of $23.00 per share of our Class A common stock, and assuming all future exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $928.2 million, over the 15-year period from the date of this offering. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on the initial public offering price of $23.00 per share of our Class A common stock, we estimate that we would be required to pay approximately $556.4 million in the aggregate under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Registration Rights Agreement

Following effectiveness of the registration statement of which this prospectus is a part, we entered into a registration rights agreement whereby, following this offering and the expiration of the related 180-day lock-up period, we may be required to register under the Securities Act the sale of shares of our Class A common stock (i) that may be issued to certain of the Continuing LLC Members upon exchange of their Holdco Units (with automatic cancellation of Class B common stock) and (ii) issued to the equity holders of the Former Corporate Investors in connection with the Reorganization Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Risk factors	Please read the section entitled “Risk Factors” for a discussion of certain factors you should carefully consider before deciding to invest in our Class A common stock.

Unless otherwise indicated or the context otherwise requires, the number of shares of Class A common stock outstanding and other information in this prospectus:

•	gives effect to our amended and restated certificate of incorporation and bylaws;

•	assumes that the underwriters do not exercise their option to purchase 5,700,000 additional shares of Class A common stock from us;

•

excludes 134,353,227 shares of Class A common stock issuable upon the exchange of 134,353,227 Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) that will be held by the Continuing LLC Members immediately following this offering;

•

excludes 586,351 shares of Class A common stock issuable upon exchange of 586,351 Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock), which are issuable upon exercise of warrants that will be held by a warrant holder immediately following this offering, with a weighted-average exercise price of $1.08;

•

excludes 2,732,664 shares of Class A common stock issuable upon exercise of options that will be held by option holders immediately following this offering, with a weighted-average exercise price of $2.99;

•

excludes 24,000,000 shares of Class A common stock reserved as of the date of this prospectus for future issuance under our 2018 Omnibus Incentive Compensation Plan (including the 2,732,664 shares of Class A common stock issuable upon exercise of options, as referenced above); and

•

excludes 380,000 shares of Class A common stock to be issued to FTP Securities LLC, with a value of $23.00 per share, as compensation for financial advisory services rendered in connection with this offering, pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. See “Underwriting.”

Summary Historical and Pro Forma Consolidated Financial Data

The following tables set forth summary historical consolidated financial and other data of GS Holdings at the dates and for the periods indicated. Following the formation of GS Holdings, effective August 2017 the equity holders of GSLLC exchanged their equity interests in GSLLC for equity interests in GS Holdings in proportion to their existing ownership interests. In accordance with ASC 805, Business Combinations, the exchange was accounted for as a common control transaction resulting in a change in the reporting entity. As the entities were always under common control, we retrospectively adjusted the historical consolidated financial statements of GS Holdings as if the common control transaction had occurred as of the earliest period presented. GS Holdings is considered our predecessor for accounting purposes, and its historical consolidated financial statements, which include the consolidated financial statements of GSLLC for periods prior to August 2017, will be our historical consolidated financial statements following this offering. The statements of operating data for the years ended December 31, 2017, 2016 and 2015, and balance sheet data as of December 31, 2017 and 2016, are derived from the audited consolidated financial statements of GS Holdings and related notes included elsewhere in this prospectus. The statements of operating data for the three months ended March 31, 2018 and 2017, and the balance sheet data as of March 31, 2018, are derived from the unaudited consolidated financial statements of GS Holdings and related notes included elsewhere in this prospectus. The unaudited consolidated financial statements of GS Holdings have been prepared on the same basis as the audited consolidated financial statements of GS Holdings and include all adjustments that we consider necessary for a fair statement of GS Holdings’ consolidated financial position and results of operations for all periods presented. The summary historical financial data of GreenSky, Inc. have not been presented because GreenSky, Inc. is a newly incorporated entity and has not engaged in any business or other activities except in connection with its formation and initial capitalization.

The summary unaudited pro forma consolidated statement of operations data for the fiscal year ended December 31, 2017 and the three months ended March 31, 2018 present our consolidated results of operations after giving pro forma effect to (i) the Reorganization Transactions and this offering, as described under “Organizational Structure,” as if such transactions occurred on January 1, 2017, (ii) the use of the estimated net proceeds to us from this offering, as described under “Use of Proceeds,” (iii) the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” and (iv) a provision for corporate income taxes on the income attributable to GreenSky, Inc. at an effective rate of 22.37% for the three months ended March 31, 2018, and 38.41% for the year ended December 31, 2017, inclusive of all United States federal, state and local income taxes. The summary unaudited pro forma consolidated balance sheet data as of March 31, 2018 present our consolidated financial position giving pro forma effect to (i) the Reorganization Transactions and this offering, as if such transactions occurred on March 31, 2018, (ii) the use of the estimated net proceeds from this offering, as described under “Use of Proceeds,” and (iii) the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect their impact, on a pro forma basis, on the historical financial information of GS Holdings. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of GreenSky, Inc. that would have occurred had GreenSky, Inc. been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the described transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The following summary historical consolidated financial and other data are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes, our unaudited consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Information” and other financial information included in this prospectus. Historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance, and the results for any interim period are not necessarily indicative of the operating results to be expected for the full fiscal year.

	Historical GS Holdings					Pro Forma GreenSky, Inc.
	Year ended December 31,			Three months ended March 31,		Year ended December 31,	Three months ended March 31, 2018
	2017	2016	2015	2018	2017	2017
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Transaction fees	$278,958	$228,446	$152,678	$70,940	$54,921	$278,958	$70,940
Servicing and other	46,929	35,419	20,779	14,386	10,416	46,929	14,386

Total revenue	325,887	263,865	173,457	85,326	65,337	325,887	85,326
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	89,708	79,145	36,506	36,130	23,299	89,708	36,130
Compensation and benefits	54,650	39,836	27,738	16,343	12,430	54,650	16,343
Sales and marketing	2,198	1,085	861	828	233	2,198	828
Property, office and technology	10,062	8,000	4,283	2,722	2,526	10,062	2,722
Depreciation and amortization	3,983	3,708	2,356	970	966	3,983	970
General and administrative	14,876	10,602	7,071	4,173	3,780	14,876	4,173
Related party expenses	4,811	1,678	1,536	583	511	4,811	583

Total costs and expenses	180,288	144,054	80,351	61,749	43,745	180,288	61,749

Operating profit	145,599	119,811	93,106	23,577	21,592	145,599	23,577
Other income/(expense), net
Interest income	5,180	7,302	1,912	1,320	936	5,180	1,320
Interest expense	(7,536)	—	—	(5,591)	(64)	(7,536)	(5,591)
Other gains/(losses)	(4,575)	(2,649)	(1,199)	(702)	(453)	(4,575)	(702)

Total other income/(expense), net	(6,931)	4,653	713	(4,973)	419	(6,931)	(4,973)

Income before income tax expense						138,668	18,604
Income tax expense						14,829	1,159

Net income	$138,668	$124,464	$93,819	$18,604	$22,011	$123,839	$17,445

Net income attributable to noncontrolling interests						100,062	13,424
Net income attributable to participating interests	35,449	25,233	17,594	5,571	4,979

Net income attributable to Class A unit holders	$103,219	$99,231	$76,225	$13,033	$17,032

Net income attributable to GreenSky, Inc.						$23,777	$4,021

Per Share Data:
Pro forma weighted average shares of Class A common stock outstanding:
Basic						51,836,157	51,836,157
Diluted						189,508,399	189,508,399
Pro forma net income available to Class A common stock per share:
Basic						$0.46	$0.08
Diluted						$0.45	$0.08

	As of December 31,		As of March 31,
	2017	2016	2018
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash	$224,614	$185,243	$277,501
Restricted cash	129,224	42,871	141,677
Loan receivables held for sale, net	73,606	41,268	67,291
Property, equipment and software, net	7,848	7,018	7,670
Total assets	462,889	302,205	521,326
Finance charge reversal liability	94,148	68,064	100,913
Term loan	338,263	—	388,555
Total liabilities	488,928	89,995	545,850
Total temporary equity	430,348	335,720	430,348
Total permanent equity (deficit)	(456,387)	(123,510)	(454,872)

Non-GAAP Financial Measures

In addition to financial measures presented in accordance with United States generally accepted accounting principles (“GAAP”), we monitor Adjusted EBITDA, a non-GAAP measure, to manage our business, make planning decisions, evaluate our performance and allocate resources. We define “Adjusted EBITDA” as net income before interest expense, taxes, depreciation and amortization, adjusted to eliminate equity-based compensation and payments and certain non-cash and nonrecurring expenses.

We believe that Adjusted EBITDA is one of the key financial indicators of our business performance over the long term and provides useful information regarding whether cash provided by operating activities is sufficient to maintain and grow our business. We believe that this methodology for determining Adjusted EBITDA can provide useful supplemental information to help investors better understand the economics of our platform.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, such as net income. Some of the limitations of Adjusted EBITDA include:

•	it does not reflect our future contractual commitments;

•	it does not reflect the impact of working capital requirements; and

•	it is not a universally consistent calculation, limiting its usefulness as a comparative measure.

Management compensates for the inherent limitations associated with using the measure of Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income, as presented below.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
	(In thousands)
Net income	$138,668	$124,464	$93,819	$18,604	$22,011
Interest expense	7,536	—	—	5,591	64
Tax expense(1)	309	281	187	66	72
Depreciation and amortization	3,983	3,708	2,356	970	966
Equity-related expense(2)	4,253	2,288	1,094	1,005	694
Fair value change in servicing liabilities(3)	2,071	—	—	116	—
Nonrecurring transaction expenses(4)	2,612	—	—	1,123	—

Adjusted EBITDA	$159,432	$130,741	$97,456	$27,475	$23,807

(1)

Includes taxes in certain states related to our operations, as we did not incur any federal or state income taxes during these periods given our flow-through status. Tax expense is included within general and administrative expenses in our Consolidated Statements of Operations.

(2)	Includes equity-based compensation to employees and directors, as well as equity-based payments to non-employees.

(3)

Includes the non-cash impact of the initial recognition of servicing liabilities and subsequent fair value changes in such servicing liabilities during the periods presented. See Notes 1, 2 and 3 to the consolidated financial statements of GS Holdings included in this prospectus for additional discussion of our servicing liabilities.

(4)

For 2017, includes one-time fees paid to an affiliate of one of the members of the board of managers in conjunction with the August 2017 term loan transaction. For the first three months of 2018, includes third party costs, such as legal and debt arrangement costs, in conjunction with the March 2018 term loan transaction. See Note 7 to the consolidated financial statements of GS Holdings included in this prospectus for additional discussion of our term loan transaction.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this prospectus, including the financial statements and notes to the financial statements included herein, before investing in our Class A common stock. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of our Class A common stock could decline, and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this prospectus to our business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, our business, reputation, financial condition, results of operations, revenue and future prospects. You should carefully consider the following risk factors in addition to the other information included in this prospectus, including in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and the Consumer Financial Services Industry

Our agreements with our Bank Partners are non-exclusive, short-term in duration and subject to termination by our Bank Partners upon the occurrence of certain events, including our failure to comply with applicable regulatory requirements. If such agreements are terminated, and we are unable to replace the commitments of the terminating Bank Partners, our business would be adversely affected.

We rely on our Bank Partners to originate all of the loans made through the GreenSky program. Our four largest Bank Partners—SunTrust Bank, Regions Bank, Fifth Third Bank and Synovus Bank—provided approximately 89% of the commitments to originate loans as of March 31, 2018. We have entered into separate loan origination agreements and servicing agreements with each of our Bank Partners. The loan origination agreements generally contain customary termination provisions that allow our Bank Partners to terminate the agreement upon certain events including, among other things, our breach of the loan origination agreement or servicing agreement, underperformance of loan portfolios or regulatory requirements, and certain loan origination agreements, including loan origination agreements with certain of our largest Bank Partners, entitle the Bank Partner to terminate the agreement for convenience. Our servicing agreements with our Bank Partners generally contain customary termination provisions that allow our Bank Partners to terminate our servicing of loans under the agreement upon certain events including, among other things, our breach of the loan origination agreement or servicing agreement. If any of our largest Bank Partners were to terminate their agreements with us, it would have a material adverse effect on our business.

Our agreements with our Bank Partners generally have automatically renewable one-year terms. These agreements are non-exclusive and do not prohibit our Bank Partners from working with our competitors or from offering competing products, except that certain Bank Partners have agreed not to provide customer financing outside of the GreenSky program to our merchants and Sponsors during the term of their agreements with us and generally for one year after termination or expiration. As a result, any of our Bank Partners could with minimal notice decide that working with us is not in its interest, could offer us less favorable or unfavorable economic or other terms or could decide to enter into exclusive or more favorable relationships with one of our competitors. We also could have future disagreements or disputes with our Bank Partners, which could negatively affect or threaten our relationships with them.

Our Bank Partners also may terminate their agreements with us if we fail to comply with regulatory requirements applicable to them. We are a service provider to our Bank Partners, and, as a result, we are subject to audit by our Bank Partners in accordance with customary practice and applicable regulatory guidance related to management by banks of third-party vendors. We also are subject to the examination and enforcement authority of the federal banking agencies, including the Federal Reserve, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency, as a bank service company, and are subject to the examination and enforcement authority of the Consumer Financial Protection Bureau (“CFPB”) as a service provider to a covered person under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). It is imperative that our Bank Partners continue to have confidence in our compliance efforts. Any substantial failure, or alleged or perceived failure, by us to comply with applicable regulatory requirements could cause them to be unwilling to originate loans through our program or could cause them to terminate their agreements with us. See “—Risks Related to Our Regulatory Environment.” If we are unsuccessful in maintaining our relationships with our Bank Partners for any of the foregoing reasons, or if we are unable to develop relationships with new Bank Partners, it would have a material adverse effect on our business and our ability to grow.

Our results of operations and continued growth depend on our ability to retain existing, and attract new, merchants and Bank Partners.

A substantial majority of our total revenue is generated from the transaction fees that we receive from our merchants and, to a lesser extent, servicing and other fees that we receive from our Bank Partners in connection with loans made by our Bank Partners to the customers of our merchants. Approximately 86% of our revenue in 2017, and approximately 83% of our total revenue for the three months ended March 31, 2018, was generated from transaction fees paid to us by our merchants. To attract and retain merchants, we market our program to them on the basis of a number of factors, including financing terms, the flexibility of promotional offerings, approval rates, speed and simplicity of loan origination, service levels, products and services, technological capabilities and integration, customer service, brand and reputation.

There is significant competition for our existing merchants. If we fail to retain any of our larger merchants or a substantial number of our smaller merchants, and we do not acquire new merchants of similar size and profitability, it would have a material adverse effect on our business and future growth. We have experienced some turnover in our merchants, as well as varying activation rates and volatility in usage of the GreenSky program by our merchants, and this may continue or even increase in the future. Program agreements generally are terminable by merchants at any time. Also, we generally do not have exclusive arrangements with our merchants, and they are free to use our competitors’ programs at any time and without notice to us. If a significant number of our existing merchants were to use other competing programs, thereby reducing their use of our program, it would have a material adverse effect on our business and results of operations.

Competition for new merchants also is significant, especially in industry verticals in which we do not have an established reputation, such as elective healthcare. As a result, our continued success and growth depend on our ability to attract new merchants, including in new verticals, and our failure to do so would limit our growth and our ability to continue generating revenue at current levels.

Our failure to retain existing, and attract and retain new, Bank Partners also would materially adversely affect our business and our ability to grow. We market our program to banks on the basis of the risk-adjusted yields available to them and geographic diversity of the loans that they are able to originate through the GreenSky program, as well as the absence of significant upfront and ongoing costs and the general attractiveness of the consumers that use the GreenSky program. Bank Partners have alternative sources for attractive, if not similar, loans, including internal loan generation, and they could elect to originate loans through those alternatives rather than through the GreenSky program.

Based upon current commitment levels, our four largest Bank Partners are SunTrust Bank, Regions Bank, Fifth Third Bank and Synovus Bank. As of March 31, 2018, they provided approximately 89% of the overall commitments to originate loans through our program. If any of our larger Bank Partners, or a substantial number of our smaller Bank Partners, were to suspend, limit or otherwise terminate their relationships with us, it would have a material adverse effect on our business. If we need to enter into arrangements with a different bank to replace one of our Bank Partners, we may not be able to negotiate a comparable alternative arrangement.

A large percentage of our revenue is concentrated with our top ten merchants, and the loss of a significant merchant could have a negative impact on our operating results.

Our top ten merchants (including certain groups of affiliated merchants) accounted for an aggregate of 30% of our total revenue in 2017 as well as in the three months ended March 31, 2018. The Home Depot is our most significant single merchant and represented approximately 6% of total revenue in 2017 and in the three months ended March 31, 2018. In addition, affiliates of Renewal by Andersen, our largest Sponsor, represented together approximately 19% of total revenue both in 2017 and in the three months ended March 31, 2018. Our agreement with Renewal by Andersen provides that Renewal by Andersen will promote the GreenSky program through notifying its dealers of the availability of the GreenSky program and providing them ancillary materials. Our agreement also provides that we will provide Renewal by Andersen a rebate if certain financing goals are met. Both parties have the right to terminate the agreement generally upon 90-days notice. If Renewal by Andersen terminates the agreement, Renewal by Andersen dealers would not be obligated to terminate their participation in the GreenSky program, although they could choose to do so. We expect to have significant concentration in our largest merchant relationships for the foreseeable future. In the event that (i) The Home Depot or one or more of our other significant merchants, or groups of merchants, or (ii) Renewal by Andersen or one or more of our other significant Sponsors, and their dealers, terminate their relationships with us, or elect to utilize an alternative source for financing, the number of loans originated through the GreenSky program would decline, which would materially adversely affect our business and, in turn, our revenue.

Our results depend, to a significant extent, on the active and effective promotion and support of the GreenSky program by our Sponsors and merchants.

Our success depends on the active and effective promotion of the GreenSky program by our Sponsors to their network of merchants and by our merchants to their customers. We rely on our Sponsors, including large franchisors within different home improvement industry sub-verticals, to promote the GreenSky program within their networks of merchants. Approximately two-thirds of our active merchants are affiliated with Sponsors. Although our Sponsors generally are under no obligation to promote the GreenSky program, many do so through direct mail, email campaigns and trade shows. The failure by our Sponsors to effectively promote and support the GreenSky program would have a material adverse effect on the rate at which we acquire new merchants and the cost thereof.

We also depend on our merchants, which generally accept most major credit cards and other forms of payment, to promote the GreenSky program, to integrate our platform and the GreenSky program into their business, and to educate their sales associates about the benefits of the GreenSky program so that their sales associates encourage customers to apply for and use our services. Our relationship with our merchants, however, generally is non-exclusive, and we do not have, or utilize, any recourse against merchants when they do not promote the GreenSky program. The failure by our merchants to effectively promote and support the GreenSky program would have a material adverse effect on our business.

If our merchants fail to fulfill their obligations to consumers or comply with applicable law, we may incur remediation costs.

Although our merchants are obligated to fulfill their contractual commitments to consumers and to comply with applicable law, from time to time they might not, or a consumer might allege that they did not. This, in turn, can result in claims against our Bank Partners and us or in loans being uncollectible. In those cases, we may decide that it is beneficial to remediate the situation, either through assisting the consumers to get a refund, working with our Bank Partners to modify the terms of the loan or reducing the amount due, making a payment to the consumer or otherwise. Historically, the cost of remediation has not been material to our business, but we make no assurance that it will not be in the future.

We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our operational, administrative and financial resources.

The number of loans originated through the GreenSky program grew from approximately 289,000 in 2015 to approximately 488,000 in 2017, and our total revenue grew from $173 million in 2015 to $326 million in 2017. Our rapid growth has caused significant demands on our operational, marketing, compliance and accounting infrastructure, and has resulted in increased expenses, which we expect to continue as we grow. In addition, we are required to continuously develop and adapt our systems and infrastructure in response to the increasing sophistication of the consumer finance market and regulatory developments relating to our existing and projected business activities and those of our Bank Partners. Our future growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources.

As a result of our growth, we face significant challenges in:

•	securing commitments from our existing and new Bank Partners to provide loans to customers of our merchants;

•	maintaining existing and developing new relationships with merchants and Sponsors;

•	maintaining adequate financial, business and risk controls;

•	implementing new or updated information and financial and risk controls and procedures;

•	training, managing and appropriately sizing our workforce and other components of our business on a timely and cost-effective basis;

•	navigating complex and evolving regulatory and competitive environments;

•	securing funding (including credit facilities and/or equity capital) to maintain our operations and future growth;

•	increasing the number of borrowers in, and the volume of loans facilitated through, the GreenSky program;

•	expanding within existing markets;

•	entering into new markets and introducing new solutions;

•	continuing to revise our proprietary credit decisioning and scoring models;

•	continuing to develop, maintain and scale our platform;

•	effectively using limited personnel and technology resources;

•	maintaining the security of our platform and the confidentiality of the information (including personally identifiable information) provided and utilized across our platform; and

•	attracting, integrating and retaining an appropriate number of qualified employees.

We may not be able to manage our expanding operations effectively, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

If we experience negative publicity, we may lose the confidence of our Bank Partners, merchants and consumers who use the GreenSky program and our business may suffer.

Reputational risk, or the risk to us from negative publicity or public opinion, is inherent to our business. Recently, consumer financial services companies have been experiencing increased reputational harm as consumers and regulators take issue with certain of their practices and judgments, including, for example, fair lending, credit reporting accuracy, lending to members of the military, state licensing (for lenders, servicers and money transmitters) and debt collection. Maintaining a positive reputation is critical to our ability to attract and retain Bank Partners, merchants, consumers, investors and employees. Negative public opinion can arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, Bank Partners, merchants, outsourced service providers or other counterparties;

litigation or regulatory actions; failure by us, our Bank Partners, or merchants to meet minimum standards of service and quality; inadequate protection of consumer information; failure of merchants to adhere to the terms of their GreenSky program agreements or other contractual arrangements or standards; compliance failures; and media coverage, whether accurate or not. Negative public opinion can diminish the value of our brand and adversely affect our ability to attract and retain Bank Partners, merchants and consumers, as a result of which our results of operations may be materially harmed and we could be exposed to litigation and regulatory action.

We may be unable to successfully develop and commercialize new or enhanced products and services.

The consumer financial services industry is subject to rapid and significant changes in technologies, products and services. Our business is dependent upon technological advancement, such as our ability to process applications instantly, accept electronic signatures and provide other conveniences expected by borrowers and counterparties. We must ensure that our technology facilitates a consumer experience that is quick and easy and equals or exceeds the consumer experience provided by our competitors. Therefore, a key part of our financial success depends on our ability to develop and commercialize new products and services and enhancements to existing products and services, including with respect to mobile and point-of-sale technologies.

Realizing the benefit of such products and services is uncertain, and we may not assign the appropriate level of resources, priority or expertise to the development and commercialization of these new products, services or enhancements. Our ability to develop, acquire and commercialize competitive technologies, products and services on acceptable terms, or at all, may be limited by intellectual property rights that third parties, including competitors and potential competitors, may assert. In addition, our success is dependent on factors such as merchant and customer acceptance, adoption and usage, competition, the effectiveness of marketing programs, the availability of appropriate technologies and business processes and regulatory approvals. Success of a new product, service or enhancement also may depend upon our ability to deliver it on a large scale, which may require a significant investment.

We also could utilize and invest in technologies, products and services that ultimately do not achieve widespread adoption and, therefore, are not as attractive or useful to our merchants and their customers as we anticipate. Our merchants also may not recognize the value of new products and services or believe they justify any potential costs or disruptions associated with implementing them. Because our solution is typically marketed through our merchants, if our merchants are unwilling or unable to effectively implement or market new technologies, products, services or enhancements, we may be unable to grow our business. Competitors also may develop or adopt technologies or introduce innovations that change the markets they operate in and make our solution less competitive and attractive to our merchants and their customers. Moreover, we may not realize the benefit of new technologies, products, services or enhancements for many years, and competitors may introduce more compelling products, services or enhancements in the meantime.

Changes in market interest rates could have an adverse effect on our business.

The fixed interest rates charged on the loans that our Bank Partners originate are calculated based upon a margin above a market benchmark at the time of origination. Increases in the market benchmark would result in increases in the interest rates on new loans. Increased interest rates may adversely impact the spending levels of consumers and their ability and willingness to borrow money. Higher interest rates often lead to higher payment obligations, which may reduce the ability of customers to remain current on their obligations to our Bank Partners and, therefore, lead to increased delinquencies, defaults, customer bankruptcies and charge-offs, and decreasing recoveries, all of which could have an adverse effect on our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

Increases in loan delinquencies and default rates in the GreenSky program could cause us to lose amounts we place in escrow and may require us to deploy resources to enhance our collections and default servicing capabilities, which could adversely affect our ability to maintain loan volumes.

Loans funded by our Bank Partners generally are not secured by collateral, are not guaranteed or insured by any third party and are not backed by any governmental authority in any way, which limits the ability of our Bank Partners to collect on loans if a borrower is unwilling or unable to repay. A borrower’s ability to repay can be negatively impacted by increases in the borrower’s payment obligations to other lenders under home, credit card and other loans; loss of employment or other sources of income; adverse health conditions; or for other reasons. Changes in a borrower’s ability to repay loans made by our Bank Partners also could result from increases in base lending rates or structured increases in payment obligations. While consumers using our platform to date have had high average credit scores, we may enter into new industry verticals in which consumers have lower average credit scores, leading to potentially higher rates of defaults.

Should delinquencies and default rates increase, we will need to expand our collections and default servicing capabilities, which will require skills and resources that we currently may not have. This will result in higher costs due to the time and effort required to collect payments from delinquent borrowers.

While we are not generally responsible for defaults by customers, we have agreed with each of our Bank Partners to fund an escrow in order to provide the Bank Partners limited protection against credit losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Components of Results of Operations—Operating Expenses.” If credit losses increase, we could lose a portion, or all, of these escrowed funds, which would have an adverse effect on our business.

Because the agreements we have with our Bank Partners are of short duration and because our Bank Partners generally may terminate their agreements or reduce their commitments to provide loans if credit losses increase, the overall volume of GreenSky program loans may decrease in the event of higher default rates. In addition, in certain limited circumstances, our Bank Partners may terminate the agreements under which we service their loan portfolios, in which case we will suffer a decrease in our revenues from loan servicing.

We own receivables for certain loans, and the non-performance, or even significant underperformance, of those receivables would adversely affect our business.

We hold some of the receivables underlying the loans originated by our Bank Partners, which we refer to as “R&D Receivables” and which are designated as loan receivables held for sale on our Consolidated Balance Sheets. As of March 31, 2018, we had $67.3 million in loan receivables held for sale, net. Generally, we hold R&D Receivables that we purchase from an originating Bank Partner with the intent to hold the loan receivables only for a short period of time before we can transfer the loan receivables to a Bank Partner following its adoption of a new credit policy. Our objective is to hold these receivables only until we have enough experience with the particular products or industry verticals for our Bank Partners to purchase the receivables. However, there is no assurance that our Bank Partners will expand their underwriting criteria and purchase the receivables underlying these loans and, during the period that we own the receivables, we bear the entire credit risk in the event that the borrowers default. In addition, we are obligated to purchase from our Bank Partners the receivables underlying any loans that were approved in error or otherwise involved customer or merchant fraud. Our ownership of receivables also requires us to commit or obtain corresponding funding. In addition, non-performance, or even significant underperformance, of the loan receivables held for sale that we own could have a materially adverse effect on our business.

We are subject to certain additional risks in connection with promotional financing offered through the GreenSky program.

Many of the loans originated by our Bank Partners provide promotional financing in the form of low or deferred interest. When a deferred interest loan is paid in full prior to the end of the promotional period (typically six to 24 months), any interest that has been billed on the loan by our Bank Partner to the consumer is reversed, which triggers an obligation on our part to make a payment to the Bank Partner that made the loan in order to fully offset the reversal (each event, a “finance charge reversal” or “FCR”). We record a finance charge reversal liability on our balance sheet for interest billed during the promotional period that is expected to be reversed prior to the end of such period. As of March 31, 2018, this liability totaled $100.9 million, up from $94.1 million as of December 31, 2017. See Notes 1 and 3 to the consolidated financial statements of GS Holdings included in this prospectus. If the rate at which deferred interest loans are paid in full prior to the end of the promotional period increases, resulting in increased payments by us to our Bank Partners, it would adversely affect our business.

Further, deferred interest loans are subject to enhanced regulatory scrutiny as a result of abusive marketing practices by some lenders, and the CFPB has initiated enforcement actions against both lenders and servicers alleging that they have engaged in unfair, deceptive or abusive acts or practices because of lack of clarity in disclosures with respect to such loans. Such scrutiny could reduce the attractiveness to consumers of deferred interest loans or result in a general unwillingness on the part of our Bank Partners to make deferred interest loans. A reduction of deferred interest loans would adversely affect our business.

The loss of the services of our senior management could adversely affect our business.

The experience of our senior management, including, in particular, David Zalik, our Chief Executive Officer, is a valuable asset to us. Our management team has significant experience in the consumer loan business and would be difficult to replace. Competition for senior executives in our industry is intense, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management team or other key personnel. Failure to retain talented senior leadership could have a material adverse effect on our business. We do not maintain key life insurance policies relating to our senior management.

Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business.

We have significant vendors that, among other things, provide us with financial, technology and other services to support our loan servicing and other activities, including, for example, credit ratings and reporting, cloud-based data storage and other IT solutions, and payment processing. The CFPB has issued guidance stating that institutions under its supervision may be held responsible for the actions of the companies with which they contract. Accordingly, we could be adversely impacted to the extent our vendors fail to comply with the legal requirements applicable to the particular products or services being offered.

In some cases, third-party vendors are the sole source, or one of a limited number of sources, of the services they provide to us. Most of our vendor agreements are terminable on little or no notice, and if our current vendors were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms (or at all). For example, we currently utilize a single third-party transaction processor, Comdata Network, Inc. (“Comdata”). If Comdata were to stop providing transaction processing services to us on acceptable terms, we would need to procure alternative transaction processing services from another third-party transaction processor in a timely and efficient manner and on acceptable terms. If any third-party vendor fails to provide the services we require, fails to meet contractual requirements (including compliance with applicable laws and regulations), fails to maintain adequate data privacy and electronic security systems, or suffers a cyber-attack or other security breach, we could be subject to CFPB, FTC and other regulatory enforcement actions and suffer economic and reputational harm that could have a material adverse effect on our business. Further, we may incur significant costs to resolve any such disruptions in service, which could adversely affect our business.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry.

In the ordinary course of business, we have been named as a defendant in various legal actions, including arbitrations, class actions and other litigation. Generally, this litigation arises from the dissatisfaction of a consumer with the products or services of a merchant; some of this litigation, however, has arisen from other matters, including claims of discrimination, credit reporting and collection practices. Certain of those actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. From time to time, we also are involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies, including banking regulators and the CFPB, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. We have in the past chosen to settle (and may in the future choose to settle) certain matters in order to avoid the time and expense of contesting them. Although none of the settlements has been material to our business, there is no assurance that, in the future, such settlements will not have a material adverse effect on our business. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the consumer finance industry have been the subject of putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and lending laws, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes subject to the jurisdiction of the CFPB may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.

We contest our liability and the amount of damages, as appropriate, in each pending matter. The outcome of pending and future matters could be material to our results of operations, financial condition and cash flows, and could materially adversely affect our business.

In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and also could generate litigation or regulatory investigations that subject us to additional risk.

See “—Risks Related to Our Regulatory Environment.”

Regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting “disparate impact” claims.

Antidiscrimination statutes, such as the Equal Credit Opportunity Act (the “ECOA”), prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments, including the U.S. Department of Justice (“DOJ”) and CFPB, take the position that these laws prohibit not only intentional discrimination, but also neutral practices that have a “disparate impact” on a group and that are not justified by a business necessity.

These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys, are focusing greater attention on “disparate impact” claims. To the extent that the “disparate impact” theory continues to apply, we may face significant administrative burdens in attempting to identify and eliminate neutral practices that do have “disparate impact.” The ability to identify and eliminate neutral practices that have “disparate impact” is complicated by the fact that often it is our merchants, over which we have limited control, that implement our practices. In addition, we face the risk that one or more of the variables included in the GreenSky program’s loan decisioning model may be invalidated under the disparate impact test, which would require us to revise the loan decisioning model in a manner that might generate lower approval rates or higher credit losses.

In addition to reputational harm, violations of the ECOA can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.

Fraudulent activity could negatively impact our business and could cause our Bank Partners to be less willing to originate loans as part of the GreenSky program.

Fraud is prevalent in the financial services industry and is likely to increase as perpetrators become more sophisticated. We are subject to the risk of fraudulent activity associated with our merchants, their customers and third parties handling customer information. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. The level of our fraud charge-offs could increase and our results of operations could be materially adversely affected if fraudulent activity were to significantly increase. High profile fraudulent activity also could negatively impact our brand and reputation, which could negatively impact the use of our services and products. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase our costs and also negatively impact our business.

Cyber-attacks and other security breaches could have an adverse effect on our business.

In the normal course of our business, we collect, process and retain sensitive and confidential information regarding our Bank Partners, our merchants and consumers. We also have arrangements in place with certain of our third-party service providers that require us to share consumer information. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of our Bank Partners, merchants and third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, and other similar events. We, our Bank Partners, our merchants and our third-party service providers have experienced all of these events in the past and expect to continue to experience them in the future. We also face security threats from malicious third parties that could obtain unauthorized access to our systems and networks, which threats we anticipate will continue to grow in scope and complexity over time. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation and a loss of confidence in the security of our systems, products and services. Although the impact to date from these events has not had a material adverse effect on us, no assurance is given that this will be the case in the future.

Information security risks in the financial services industry have increased recently, in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks and other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks that are designed to disrupt key business services, such as consumer-facing websites. We may not be able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents. Nonetheless, early detection efforts may be thwarted by sophisticated attacks and malware designed to avoid detection. We also may fail to detect the existence of a security breach related to the information of our Bank Partners, merchants and consumers that we retain as part of our business and may be unable to prevent unauthorized access to that information.

We also face risks related to cyber-attacks and other security breaches that typically involve the transmission of sensitive information regarding borrowers through various third parties, including our Bank Partners, our merchants and data processors. Some of these parties have in the past been the target of security breaches and cyber-attacks. Because we do not control these third parties or oversee the security of their systems, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. While we regularly conduct security assessments of significant third-party service providers, no assurance is given that our third-party information security protocols are sufficient to withstand a cyber-attack or other security breach.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding GreenSky program customers or our own proprietary information, software, methodologies and business secrets could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, all of which could have a material adverse impact on our business. In addition, there recently have been a number of well-publicized attacks or breaches affecting companies in the financial services industry that have heightened concern by consumers, which could also intensify regulatory focus, cause users to lose trust in the security of the industry in general and result in reduced use of our services and increased costs, all of which could also have a material adverse effect on our business.

Disruptions in the operation of our computer systems and third-party data centers could have an adverse effect on our business.

Our ability to deliver products and services to our Bank Partners and merchants, service loans made by our Bank Partners and otherwise operate our business and comply with applicable laws depends on the efficient and uninterrupted operation of our computer systems and third-party data centers, as well as those of our Bank Partners, merchants and third-party service providers.

These computer systems and third-party data centers may encounter service interruptions at any time due to system or software failure, natural disasters, severe weather conditions, health pandemics, terrorist attacks, cyber-attacks or other events. Any of such catastrophes could have a negative effect on our business and technology infrastructure (including our computer network systems), on our Bank Partners and merchants and on consumers. Catastrophic events also could prevent or make it more difficult for customers to travel to our merchants’ locations to shop, thereby negatively impacting consumer spending in the affected regions (or in severe cases, nationally), and could interrupt or disable local or national communications networks, including the payment systems network, which could prevent customers from making purchases or payments (temporarily or over an extended period). These events also could impair the ability of third parties to provide critical services to us. All of these adverse effects of catastrophic events could result in a decrease in the use of our solution and payments to us, which could have a material adverse effect on our business.

In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may cause service interruptions, transaction processing errors or system conversion delays and may cause us to fail to comply with applicable laws, all of which could have a material adverse effect on our business. We expect that new technologies and business processes applicable to the consumer financial services industry will continue to emerge and that these new technologies and business processes may be better than those we currently use. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. A failure to maintain and/or improve current technology and business processes could cause disruptions in our operations or cause our solution to be less competitive, all of which could have a material adverse effect on our business.

If the credit decisioning and scoring models we use contain errors or are otherwise ineffective, our reputation and relationships with our Bank Partners, our merchants and consumers could be harmed.

Our ability to attract consumers to the GreenSky program, and to build trust in the consumer loan products offered through the GreenSky program, is significantly dependent on our ability to effectively evaluate a consumer’s credit profile and likelihood of default in accordance with our Bank Partners’ underwriting policies. To conduct this evaluation, we use proprietary credit decisioning and scoring models. If any of the credit decisioning and scoring models we use contains programming or other errors, is ineffective or the data provided by consumers or third parties is incorrect or stale, or if we are unable to obtain accurate data from consumers or third parties (such as credit reporting agencies), our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans and possibly our having to repurchase the loan. This could damage our reputation and relationships with consumers, our Bank Partners and our merchants, which could have a material adverse effect on our business.

We depend on the accuracy and completeness of information about customers of our merchants, and any misrepresented information could adversely affect our business.

In evaluating loan applicants, we rely on information furnished to us by or on behalf of customers of our merchants, including credit, identification, employment and other relevant information. Some of the information regarding customers provided to us is used in our proprietary credit decisioning and scoring models, which we use to determine whether an application meets the applicable underwriting criteria. We rely on the accuracy and completeness of that information.

Not all customer information is independently verified. As a result, we rely on the accuracy and completeness of the information we are provided by consumers. If any of the information that is considered in the loan review process is inaccurate, whether intentional or not, and such inaccuracy is not detected prior to loan funding, the loan may have a greater risk of default than expected. Additionally, there is a risk that, following the date of the credit report that we obtain and review, a customer may have defaulted on, or become delinquent in the payment of, a pre-existing debt obligation, taken on additional debt, lost his or her job or other sources of income, or experienced other adverse financial events. Where an inaccuracy constitutes fraud or otherwise causes us to incorrectly conclude that a loan meets the applicable underwriting criteria, we generally bear the risk of loss associated with the inaccuracy. Any significant increase in inaccuracies or resulting increases in losses would adversely affect our business.

We rely extensively on models in managing many aspects of our business. Any inaccuracies or errors in our models could have an adverse effect on our business.

In assisting our Bank Partners and merchants with the design of the products that are offered on our platform, we make assumptions about various matters, including repayment timing and default rates, and then utilize our proprietary modeling to analyze and forecast the performance and profitability of the products. Our assumptions may be inaccurate and our models may not be as predictive as expected for many reasons, including that they often involve matters that are inherently difficult to predict and beyond our control (e.g., macroeconomic conditions) and that they often involve complex interactions between a number of dependent and independent variables and factors. Any significant inaccuracies or errors in our assumptions could impact the profitability of the products to our Bank Partners, as well as the profitability of our business, could result in our underestimating potential FCRs.

If assumptions or estimates we use in preparing our financial statements are incorrect or are required to change, our reported results of operations and financial condition may be adversely affected.

We are required to make various assumptions and estimates in preparing our financial statements under GAAP, including for purposes of determining finance charge reversals, share-based compensation, asset impairment, reserves related to litigation and other legal matters, and other regulatory exposures and the amounts recorded for certain contractual payments to be paid to, or received from, our merchants and others under contractual arrangements. In addition, significant assumptions and estimates are involved in determining certain disclosures required under GAAP, including those involving fair value measurements. If the assumptions or estimates underlying our financial statements are incorrect, the actual amounts realized on transactions and balances subject to those estimates will be different, which could have a material adverse effect on our business. For additional information on the key areas for which assumptions and estimates are used in preparing our financial statements, see Notes 1, 3 and 10 to the consolidated financial statements of GS Holdings included in this prospectus.

The consumer finance and payments industry is highly competitive and is likely to become more competitive, and our inability to compete successfully or maintain or improve our market share and margins could adversely affect our business.

Our success depends on our ability to generate usage of the GreenSky program. The consumer financial services industry is highly competitive and increasingly dynamic as emerging technologies continue to enter the marketplace. Technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services, which has intensified the desirability of offering loans to consumers through digital-based solutions. In addition, because many of our competitors are large financial institutions that own the loans that they originate, they have certain revenue opportunities not available to us. We face competition in areas such as compliance capabilities, financing terms, promotional offerings, fees, approval rates, speed and simplicity of loan origination, ease-of-use, marketing expertise, service levels, products and services, technological capabilities and integration, customer service, brand and reputation. Many of our competitors are substantially larger than we are, which may give those competitors advantages we do not have, such as a more diversified product and customer base, the ability to reach more customers and potential customers, operational efficiencies, more versatile technology platforms, broad-based local distribution capabilities, and lower-cost funding. Commercial banks and savings institutions also may have significantly greater access to consumers given their deposit-taking and other services. In addition, because many of our competitors are large financial institutions that own the loans that they originate, they also have certain revenue opportunities not available to us.

Our existing and potential competitors may decide to modify their pricing and business models to compete more directly with our model. Any reduction in usage of the GreenSky program, or a reduction in the lifetime profitability of loans under the GreenSky program in an effort to attract or retain business, could reduce our revenues and earnings. If we are unable to compete effectively for merchants and customer usage, our business could be materially adversely affected.

Our revenue is impacted, to a significant extent, by the general economy and the financial performance of our merchants.

Our business, the consumer financial services industry and our merchants’ businesses are sensitive to macroeconomic conditions. Economic factors such as interest rates, changes in monetary and related policies, market volatility, consumer confidence and unemployment rates are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified borrowers to take out loans. Such conditions are also likely to affect the ability and willingness of borrowers to pay amounts owed to our Bank Partners, each of which would have a material adverse effect on our business.

The generation of new loans through the GreenSky program, and the transaction fees and other fee income to us associated with such loans, is dependent upon sales of products and services by our merchants. Our merchants’ sales may decrease or fail to increase as a result of factors outside of their control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular merchant, industry vertical or region. Weak economic conditions also could extend the length of our merchants’ sales cycle and cause customers to delay making (or not make) purchases of our merchants’ products and services. The decline of sales by our merchants for any reason will generally result in lower credit sales and, therefore, lower loan volume and associated fee income for us. This risk is particularly acute with respect to our largest merchants that account for a significant amount of our platform revenue.

In addition, if a merchant closes some or all of its locations or becomes subject to a voluntary or involuntary bankruptcy proceeding (or if there is a perception that it may become subject to a bankruptcy proceeding), GreenSky program borrowers may have less incentive to pay their outstanding balances to our Bank Partners, which could result in higher charge-off rates than anticipated. Moreover, if the financial condition of a merchant deteriorates significantly or a merchant becomes subject to a bankruptcy proceeding, we may not be able to recover amounts due to us from the merchant.

Because our business is heavily concentrated on consumer lending and payments in the U.S. home improvement industry, our results are more susceptible to fluctuations in that market than the results of a more diversified company would be.

Even though we recently expanded into the elective healthcare industry vertical and may continue expanding our services into other industry verticals, our business currently is heavily concentrated on consumer lending in the home improvement industry. As a result, we are more susceptible to fluctuations and risks particular to U.S. consumer credit, real estate and home improvements than a more diversified company would be as well as to factors that may drive the demand for home improvements, such as sales levels of existing homes and the aging of housing stock. We also are more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted at consumer credit, the specific consumer credit products that our Bank Partners offer (including promotional financing), real estate and home improvements. Our business concentration could have an adverse effect on our business.

We are, and intend in the future to continue, expanding into new industry verticals, including elective healthcare, and our failure to comply with applicable regulations, or accurately predict demand or growth, in those new industries could have an adverse effect on our business.

We recently expanded into the elective healthcare industry vertical, which involves consumer financing for elective medical procedures and products. Elective healthcare providers include doctors’ and dentists’ offices, outpatient surgery centers and clinics providing orthodontics, cosmetic and aesthetic dentistry, vision correction, bariatric surgery, cosmetic surgery, hair replacement, reproductive medicine, veterinary medicine and hearing aid devices. We make no assurance that we will achieve similar levels of success, if any, in this industry vertical, or that we will not face unanticipated challenges in our ability to offer our program in this industry vertical. In addition, the elective healthcare industry vertical is highly regulated and we, our merchants and our Bank Partners, as applicable, will be subject to significant additional regulatory requirements, including various healthcare and privacy laws. We have limited experience in managing these risks and the compliance requirements attendant to these additional regulatory requirements. See “—Risks Related to Our Regulatory Environment—The increased scrutiny of third-party medical financing by governmental agencies may lead to increased regulatory burdens and adversely affect our consolidated revenue or results of operations.” The costs of compliance and any failure by us, our merchants or our Bank Partners, as applicable, to comply with such regulatory requirements could have a material adverse effect on our business.

We may in the future further expand into other industry verticals. There is no assurance that we will be able to successfully develop consumer financing products and services for these new industries. Our investment of resources to develop consumer financing products and services for the new industries we enter may either be insufficient or result in expenses that are excessive in light of loans actually originated by our Bank Partners in those industries. Additionally, industry participants, including our merchants, their customers and our Bank Partners, may not be receptive to our solution in these new industries. The borrower profile of consumers in new verticals may not be as attractive, in terms of average FICO scores or other attributes, as in our current verticals, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Industries change rapidly, and we make no assurance that we will be able to accurately forecast demand (or the lack thereof) for our solution or that those industries will grow. Failure to predict demand or growth accurately in new industries could have a materially adverse impact on our business.

Our business would suffer if we fail to attract and retain highly skilled employees.

Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization, particularly information technology and sales. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel.

The Credit Agreement that governs our term loan and revolving loan facility contains various covenants that could limit our ability to engage in activities that may be in our best long-term interests.

We have a term loan and revolving loan facility that we may draw on to finance our operations and for other corporate purposes. The Credit Agreement contains operating covenants, including customary limitations on the incurrence of certain indebtedness and liens, restrictions on certain intercompany transactions and limitations on dividends and stock repurchases. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under the Credit Agreement and any future financial agreements into which we may enter. If we default on our credit obligations, our lenders may require repayment of any outstanding debt and terminate the Credit Agreement.

If any of these events occurs, our ability to fund our operations could be seriously harmed. If not waived, defaults could cause any outstanding indebtedness under our Credit Agreement and any future financing agreements that we may enter into to become immediately due and payable.

For more information on our term loan and revolving loan facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term loan and revolving loan facility” and Note 7 to the consolidated financial statements of GS Holdings included in this prospectus.

We may be unable to sufficiently protect our proprietary rights and may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We rely on a combination of trademarks, service marks, copyrights, trade secrets, domain names and agreements with employees and third parties to protect our proprietary rights. In 2014, we submitted a patent application relating to our mobile application process and credit decisioning model, which application is currently pending. There is no assurance that our patent application will be granted. We have trademark and service mark registrations and pending applications for additional registrations in the United States. We also own the domain name rights for greensky.com, as well as other words and phrases important to our business. Nonetheless, third parties may challenge, invalidate or circumvent our intellectual property, and our intellectual property may not be sufficient to provide us with a competitive advantage.

Despite our efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our technology and processes. Our competitors and other third parties independently may design around or develop similar technology or otherwise duplicate our services or products such that we could not assert our intellectual property rights against them. In addition, our contractual arrangements may not effectively prevent disclosure of our intellectual property and confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. Measures in place may not prevent misappropriation or infringement of our intellectual property or proprietary information and the resulting loss of competitive advantage, and we may be required to litigate to protect our intellectual property and proprietary information from misappropriation or infringement by others, which is expensive, could cause a diversion of resources and may not be successful.

We also may encounter disputes from time to time concerning intellectual property rights of others, and we may not prevail in these disputes. Third parties may raise claims against us alleging that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid all alleged violations of such intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim, even if we ultimately prevail, pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), cease offering certain products or services, or incur significant license, royalty or technology development expenses.

Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Our risk management processes and procedures may not be effective.

Our risk management processes and procedures seek to appropriately balance risk and return and mitigate our risks. We have established processes and procedures intended to identify,

measure, monitor and control the types of risk to which we and our Bank Partners are subject, including credit risk, market risk, liquidity risk, strategic risk and operational risk. Credit risk is the risk of loss that arises when an obligor fails to meet the terms of an obligation. While our exposure to the direct economic cost of consumer credit risk is limited because, with the exception of R&D Receivables and other loans for which we purchase the receivables, we do not hold the loans or the receivables underlying the loans that our Bank Partners originate, we are exposed to consumer credit risk in the form of both our finance charge reversal liability and our limited escrow requirement, as well as our ability to maintain relationships with our existing Bank Partners and recruit new bank partners. Market risk is the risk of loss due to changes in external market factors such as interest rates. Liquidity risk is the risk that financial condition or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet obligations and support business growth. Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (e.g., natural disasters), compliance, reputational or legal matters and includes those risks as they relate directly to us as well as to third parties with whom we contract or otherwise do business.

Management of our risks depends, in part, upon the use of analytical and forecasting models. If these models are ineffective at predicting future losses or are otherwise inadequate, we may incur unexpected losses or otherwise be adversely affected. In addition, the information we use in managing our credit and other risks may be inaccurate or incomplete as a result of error or fraud, both of which may be difficult to detect and avoid. There also may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If our risk management framework does not effectively identify and control our risks, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Aspects of our platform include software covered by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.

To the extent that we seek to grow through future acquisitions, or other strategic investments or alliances, we may not be able to do so effectively.

We may in the future seek to grow our business by exploring potential acquisitions or other strategic investments or alliances. We may not be successful in identifying businesses or opportunities that meet our acquisition or expansion criteria. In addition, even if a potential acquisition target or other strategic investment is identified, we may not be successful in completing such acquisition or integrating such new business or other investment. We may face significant competition for acquisition and other strategic investment opportunities from other well-capitalized companies, many of which have greater financial resources and greater access to debt and equity capital to secure and complete acquisitions or other strategic investments, than we do. As a result of such competition, we may be unable to acquire certain assets or businesses, or take advantage of other strategic investment opportunities that we deem attractive; the purchase price for a given strategic opportunity may be significantly elevated; or certain other terms or circumstances may be substantially more onerous. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate any such acquisition, or other strategic investment, opportunity could impede our growth.

There is no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses. Furthermore, we may be responsible for any legacy liabilities of businesses we acquire or be subject to additional liability in connection with other strategic investments. The existence or amount of these liabilities may not be known at the time of acquisition, or other strategic investment, and may have a material adverse effect on our business.

The effect of comprehensive U.S. tax reform legislation or challenges to our tax positions could adversely affect our business.

We operate in multiple jurisdictions and are subject to tax laws and regulations of the United States federal, state and local governments. United States federal, state and local tax laws and regulations are complex and subject to varying interpretations. There is no assurance that our tax positions will not be successfully challenged by relevant tax authorities.

In addition, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R. 1) (the “Tax Act”). Among a number of significant changes to the U.S. federal income tax rules, the Tax Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, and shifts the United States toward a more territorial tax system. While our analysis of the Tax Act’s impact on our cash tax liability and financial condition has not identified any overall material adverse effect, we are still evaluating the effects of the Tax Act on us and there are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions in the Tax Act. In the absence of guidance on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the Tax Act for purposes of determining our cash tax liabilities and results of operations, which may change as we receive additional clarification and implementation guidance and as the interpretation of the Tax Act evolves over time. It is possible that the Internal Revenue Service (“IRS”) could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition, or an indirect effect on our business through its impact on our Bank Partners, merchants and consumers. You are urged to consult your tax adviser regarding the implications of the Tax Act.

Future changes in financial accounting standards may significantly change our reported results of operations.

GAAP is subject to standard setting or interpretation by the Financial Accounting Standards Board (“FASB”), the PCAOB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including revenue recognition, finance charge reversals, and share-based compensation are highly complex and involve subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us (i) could require us to make changes to our accounting systems that could increase our operating costs and (ii) could significantly change our reported or expected financial performance.

Risks Related to Our Regulatory Environment

We are subject to federal and state consumer protection laws.

In connection with our administration of the GreenSky program, we must comply with various regulatory regimes, including those applicable to consumer credit transactions, various aspects of which are untested as applied to our business model. The laws to which we are or may be subject include:

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state laws and regulations that impose requirements related to loan disclosures and terms, credit discrimination, credit reporting, money transmission, debt servicing and collection and unfair or deceptive business practices;

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the Truth-in-Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions;

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Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices (“UDAAP”) in connection with any consumer financial product or service;

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the ECOA and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law;

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the Fair Credit Reporting Act (the “FCRA”), as amended by the Fair and Accurate Credit Transactions Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies;

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the Fair Debt Collection Practices Act, the Telephone Consumer Protection Act, as well as state debt collection laws, all of which provide guidelines and limitations concerning the conduct of third-party debt collectors in connection with the collection of consumer debts;

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the Gramm-Leach-Bliley Act (the “GLBA”), which includes limitations on disclosure of nonpublic personal information by financial institutions about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other privacy laws and regulations;

•	the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

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the Servicemembers Civil Relief Act (the “SCRA”), which allows active duty military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties;

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the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts;

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the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures; and

•	the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures.

While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance is given that our compliance policies and procedures will be effective. Failure to comply with these laws and with regulatory requirements applicable to our business could subject us to damages, revocation of licenses, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

Our industry is highly regulated and is undergoing regulatory transformation, which has created inherent uncertainty. Changing federal, state and local laws, as well as changing regulatory enforcement policies and priorities, may negatively impact our business.

In connection with our administration of the GreenSky program, we are subject to extensive regulation, supervision and examination under United States federal and state laws and regulations. We are required to comply with numerous federal, state and local laws and regulations that regulate, among other things, the manner in which we administer the GreenSky program, the terms of the loans that our Bank Partners originate and the fees that we may charge. A material or continued failure to comply with any of these laws or regulations could subject us to lawsuits or governmental actions and/or damage our reputation, which could materially adversely affect our business. Regulators, including the CFPB, have broad discretion with respect to the interpretation, implementation and enforcement of these laws and regulations, including through enforcement actions that could subject us to civil money penalties, customer remediations, increased compliance costs, and limits or prohibitions on our ability to offer certain products and services or to engage in certain activities. In addition, to the extent that we undertake actions requiring regulatory approval or non-objection, regulators may make their approval or non-objection subject to conditions or restrictions that could have a material adverse effect on our business. Moreover, some of our competitors are subject to different, and in some cases less restrictive, legislative and regulatory regimes, which may have the effect of providing them with a competitive advantage over us.

Additionally, federal, state and local governments and regulatory agencies have proposed or enacted numerous new laws, regulations and rules related to personal loans. Federal and state regulators also are enforcing existing laws, regulations and rules more aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. Consumer finance regulation is constantly changing, and new laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on our ability to operate as we currently intend.

These regulatory changes and uncertainties make our business planning more difficult and could result in changes to our business model and potentially adversely impact our results of operations. New laws or regulations also require us to incur significant expenses to ensure compliance. As compared to our competitors, we could be subject to more stringent state or local regulations or could incur marginally greater compliance costs as a result of regulatory changes. In addition, our failure to comply (or to ensure that our agents and third-party service providers comply) with these laws or regulations may result in costly litigation or enforcement actions, the penalties for which could include: revocation of licenses; fines and other monetary penalties; civil and criminal liability; substantially reduced payments by borrowers; modification of the original terms of loans, permanent forgiveness of debt, or inability to, directly or indirectly, collect all or a part of the principal of or interest on loans; and increased purchases of receivables underlying loans originated by our Bank Partners and indemnification claims.

Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect our operating environment in substantial and unpredictable ways. In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on our operating environment. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business.

With respect to state regulation, although we seek to comply with applicable state loan, loan broker, loan originator, servicing, debt collection, money transmitter and similar statutes in all U.S. jurisdictions, and with licensing and other requirements that we believe may be applicable to us, if we are found to not have complied with applicable laws, we could lose one or more of our licenses or authorizations or face other sanctions or penalties or be required to obtain a license in one or more such jurisdictions, which may have an adverse effect on our ability to make the GreenSky program available to borrowers in particular states and, thus, adversely impact our business.

We also are subject to potential enforcement and other actions that may be brought by state attorneys general or other state enforcement authorities and other governmental agencies. Any such actions could subject us to civil money penalties and fines, customer remediations and increased compliance costs, as well as damage our reputation and brand and limit or prohibit our ability to offer certain products and services or engage in certain business practices.

New laws, regulations, policy or changes in enforcement of existing laws or regulations applicable to our business, or our reexamination of our current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices or alter our relationships with GreenSky program customers, affect retention of our key personnel, or expose us to additional costs (including increased compliance costs and/or customer remediation). These changes also may require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business.

The highly regulated environment in which our Bank Partners operate could have an adverse effect on our business.

Our Bank Partners are subject to federal and state supervision and regulation. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules and standards, may limit their operations significantly and control the methods by which they conduct business. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. For example, the Dodd-Frank Act imposes significant regulatory and compliance changes on financial institutions. Regulatory requirements affect our Bank Partners’ lending practices and investment practices, among other aspects of their businesses, and restrict transactions between us and our Bank Partners. These requirements may constrain the operations of our Bank Partners, and the adoption of new laws and changes to, or repeal of, existing laws may have a further impact on our business.

In choosing whether and how to conduct business with us, current and prospective Bank Partners can be expected to take into account the legal, regulatory and supervisory regime that applies to them, including potential changes in the application or interpretation of regulatory standards, licensing requirements or supervisory expectations. Regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that impacts our Bank Partners. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of our Bank Partners’ loan portfolios and other assets. If any regulatory agency’s assessment of the quality of our Bank Partners’ assets, operations, lending practices, investment practices or other aspects of their business changes, it may materially reduce our Bank Partners’ earnings, capital ratios and share price in such a way that affects our business.

Bank holding companies and financial institutions are extensively regulated and currently face an uncertain regulatory environment. Applicable state and federal laws, regulations, interpretations, including licensing laws and regulations, enforcement policies and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes. We cannot predict with any degree of certainty the substance or effect of pending or future legislation or regulation or the application of laws and regulations to our Bank Partners. Future changes may have a material adverse effect on our Bank Partners and, therefore, on us.

We are subject to regulatory examinations and investigations and may incur fines, penalties and increased costs that could negatively impact our business.

Federal and state agencies have broad enforcement powers over us, including powers to investigate our business practices and broad discretion to deem particular practices unfair, deceptive, abusive or otherwise not in accordance with the law. The continued focus of regulators on the consumer financial services industry has resulted, and could continue to result, in new enforcement actions that could, directly or indirectly, affect the manner in which we conduct our business and increase the costs of defending and settling any such matters, which could negatively impact our business. In some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. We have in the past chosen to settle certain matters in order to avoid the time and expense of contesting them. There is no assurance that any future settlements will not have a material adverse effect on our business.

In addition, the laws and regulations applicable to us are subject to administrative or judicial interpretation. Some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may create uncertainty with respect to what type of conduct is permitted or restricted under such laws and regulations. Any ambiguity under a law or regulation to which we are subject may lead to regulatory investigations, governmental enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with such laws or regulations.

The CFPB is a relatively new agency, and there continues to be uncertainty as to how its actions will impact our business; the agency’s actions have had, and may continue to have, an adverse impact on our business.

The CFPB has broad authority over the businesses in which we engage. The CFPB is authorized to prevent “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority and to remediate violations of numerous consumer protection laws in a variety of ways, including collecting civil money penalties and fines and providing for customer restitution. The CFPB is charged, in part, with enforcing certain federal laws involving consumer financial products and services and is empowered with examination, enforcement and rulemaking authority. The CFPB has taken an active role in regulating lending markets. For example, the CFPB sends examiners to banks and other financial institutions that service and/or originate consumer loans to determine compliance with applicable federal consumer financial laws and to assess whether consumers’ interests are protected. In addition, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including those included in the GreenSky program.

There continues to be uncertainty as to how the CFPB’s strategies and priorities will impact our business and our results of operations going forward. Actions by the CFPB could result in requirements to alter or cease offering affected products and services, making them less attractive or restricting our ability to offer them. Although we have committed significant resources to enhancing our compliance programs, changes by the CFPB in regulatory expectations, interpretations or practices could increase the risk of additional enforcement actions, fines and penalties.

In March 2015, the CFPB issued a report scrutinizing pre-dispute arbitration clauses and, in May 2016, it published a proposed rule that would substantially curtail our ability to enter into voluntary pre-dispute arbitration clauses with consumers. In July 2017, the CFPB issued a final rule banning bars on class action arbitration (but not arbitration generally). Pre-dispute arbitration clauses currently are contained in all of the loan agreements processed through the GreenSky program. The new rule was subsequently challenged in Congress and, on November 1, 2017, President Trump approved a resolution repealing the rule. In the future, if a similar rule were to become effective, we expect that our exposure to class action arbitration would increase significantly, which could have a material adverse effect on our business.

On January 16, 2018, a CFPB rule commonly referred to as the “Payday Loan Rule” became effective. Most of the substantive provisions of the rule require compliance by August 19, 2019. Resolutions are pending in Congress to cancel the rule through the Congressional Review Act. While the rule does not appear to be targeted at businesses like ours, some of its provisions are broad and potentially could be triggered by the promotional loans that our Bank Partners extend that require increases in payments at specified points in time. We are continuing to review the implications of the rule. We currently believe that the promotional loan products can be structured in a manner that does not implicate the rule in any meaningful respect, but we have not yet finalized any plans for responding to the rule.

Future actions by the CFPB (or other regulators) against us or our competitors that discourage the use of our or their services could result in reputational harm and adversely affect our business. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. If future regulatory or legislative restrictions or prohibitions are imposed that affect our ability to offer promotional financing for certain of our products or that require us to make significant changes to our business practices, and if we are unable to develop compliant alternatives with acceptable returns, these restrictions or prohibitions could have a material adverse effect on our business.

The Dodd-Frank Act generally permits state officials to enforce regulations issued by the CFPB and to enforce its general prohibition against unfair, deceptive or abusive practices. This could make it more difficult than in the past for federal financial regulators to declare state laws that differ from federal standards to be preempted. To the extent that states enact requirements that differ from federal standards or state officials and courts adopt interpretations of federal consumer laws that differ from those adopted by the CFPB, we may be required to alter or cease offering products or services in some jurisdictions, which would increase compliance costs and reduce our ability to offer the same products and services to consumers nationwide, and we may be subject to a higher risk of state enforcement actions.

The contours of the Dodd-Frank UDAAP standard are still uncertain and there is a risk that certain features of the GreenSky program loans could be deemed to violate the UDAAP standard.

The Dodd-Frank Act prohibits “Unfair, Deceptive, or Abusive Acts or Practices” (“UDAAP”) and authorizes the CFPB to enforce that prohibition. The CFPB has filed a large number of UDAAP enforcement actions against consumer lenders for practices that do not appear to violate other consumer finance statutes. There is a risk that the CFPB could determine that certain features of the GreenSky program loans are unfair, deceptive or abusive. The CFPB has filed actions alleging that deferred interest programs can be unfair, deceptive or abusive if lenders do not adequately disclose the terms of the deferred interest loans.

On June 2, 2016, the CFPB issued proposed rules that would impose numerous restrictions on certain “high-cost installment loans.” It is not clear if or when the CFPB will publish the final version of these rules, or what their content will be. Among other things, the proposed rules would impose various obligations to determine a consumer’s ability to repay a consumer loan. It is possible that the final rules, if enacted, could impact the GreenSky program. It is also possible that, depending on the form of the final rules, changes would be necessary to the GreenSky program, which changes could have a material adverse effect on the revenue that we derive from certain loans made by our Bank Partners, including transaction fee revenue, in particular.

Our use of third-party vendors and our other ongoing third-party business relationships is subject to increasing regulatory requirements and attention.

We regularly use third-party vendors and subcontractors as part of our business. We also depend on our substantial ongoing business relationships with our Bank Partners, merchants and other third parties. These types of third-party relationships, particularly with our Bank Partners, are subject to increasingly demanding regulatory requirements and oversight by federal bank regulators (such as the Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation) and the CFPB. The CFPB has enforcement authority with respect to the conduct of third parties that provide services to financial institutions. The CFPB has made it clear that it expects non-bank entities to maintain an effective process for managing risks associated with third-party vendor relationships, including compliance-related risks. In connection with this vendor risk management process, we are expected to perform due diligence reviews of potential vendors, review their policies and procedures and internal training materials to confirm compliance-related focus, include enforceable consequences in contracts with vendors regarding failure to comply with consumer protection requirements, and take prompt action, including terminating the relationship, in the event that vendors fail to meet our expectations.

In certain cases, we may be required to renegotiate our agreements with our vendors and/or our subcontractors to meet these enhanced requirements, which could increase the costs of operating our business. It is expected that regulators will hold us responsible for deficiencies in our oversight and control of third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over third-party vendors and subcontractors or other ongoing third-party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for customer remediation.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by them. For example, in connection with our administration of the GreenSky program, we are subject to the GLBA and implementing regulations and guidance. Among other things, the GLBA (i) imposes certain limitations on the ability to share consumers’ nonpublic personal information with nonaffiliated third parties and (ii) requires certain disclosures to consumers about their information collection, sharing and security practices and their right to “opt out” of the institution’s disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions).

Furthermore, legislators and/or regulators are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices; our collection, use, sharing, retention and safeguarding of consumer and/or employee information; and some of our current or planned business activities. This also could increase our costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve us sharing information with third parties or storing sensitive credit card information), which could materially and adversely affect our profitability. Privacy requirements, including notice and opt out requirements, under the GLBA and FCRA are enforced by the FTC and by the CFPB through UDAAP and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security requirements under state law. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory investigations and government actions, litigation, fines or sanctions, consumer, Bank Partner or merchant actions and damage to our reputation and brand, all of which could have a material adverse effect on our business.

The increased scrutiny of third-party medical financing by governmental agencies may lead to increased regulatory burdens and may adversely affect our business.

We recently expanded the GreenSky program into the elective healthcare industry vertical, which includes consumer financing for elective medical procedures. Recently, regulators have increased scrutiny of third-party providers of financing for medical procedures that are generally not covered by health insurance. In addition, the CFPB and attorneys general in New York and Minnesota have conducted investigations of alleged abusive lending practices or exploitation regarding third-party medical financing services.

If, in the future, any of our practices in this space were found to be deficient, it could result in fines, penalties or increased regulatory burdens. Additionally, any regulatory inquiry could damage our reputation and limit our ability to conduct operations, which could adversely affect our business. Moreover, the adoption of any law, rule or regulation affecting the industry may also increase our administrative costs, require us to modify our practices to comply with applicable regulations or reduce our ability to participate competitively, which could have a material adverse effect on our business.

In recent years, federal regulators and the United States DOJ have increased their focus on enforcing the SCRA against servicers. Similarly, state legislatures have taken steps to strengthen their own state-specific versions of the SCRA.

The DOJ and federal regulators have entered into significant settlements with a number of loan servicers alleging violations of the SCRA. Some of the settlements have alleged that the servicers did not correctly apply the SCRA’s 6% interest rate cap, while other settlements have alleged, without limitation, that servicers did not comply with the SCRA’s default judgment protections when seeking to collect payment of a debt. Recent settlements indicate that the DOJ and federal regulators broadly interpret the scope of the substantive protections under the SCRA and are moving aggressively to identify instances in which loan servicers have not complied with the SCRA. Recent SCRA-related settlements continue to make this a significant area of scrutiny for both regulatory examinations and public enforcement actions.

In addition, most state legislatures have their own versions of the SCRA. In most instances, these laws extend some or all of the substantive benefits of the federal SCRA to members of the state National Guard who are in state service, but certain states also provide greater substantive protections to National Guard members or individuals who are in federal military service. In recent years, certain states have revised their laws to increase the potential benefits to individuals, and these changes pose additional compliance burdens on our Bank Partners and us as we seek to comply with both the federal and relevant state versions of the SCRA.

No assurance is given that our efforts and those of our Bank Partners to comply with the SCRA will be effective, and our failure to comply could subject us to liability, damages and reputational harm, all of which could have an adverse effect on our business.

Anti-money laundering and anti-terrorism financing laws could have significant adverse consequences for us.

We maintain an enterprise-wide program designed to enable us to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Bank Secrecy Act and the Patriot Act. This program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering and terrorist financing. These controls include procedures and processes to detect and report suspicious transactions, perform customer due diligence, respond to requests from law enforcement, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. No assurance is given that our programs and controls will be effective to ensure compliance with all applicable anti-money laundering and anti-terrorism financing laws and regulations, and our failure to comply with these laws and regulations could subject us to significant sanctions, fines, penalties and reputational harm, all of which could have a material adverse effect on our business.

If we were found to be operating without having obtained necessary state or local licenses, it could adversely affect our business.

Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activity regarding consumer finance transactions, including facilitating and assisting such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing for consumer debt collection or servicing. While we believe we have obtained all necessary licenses, the application of some consumer finance licensing laws to the GreenSky program is unclear. If we were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties and other penalties or consequences, and the loans originated through the GreenSky program could be rendered void or unenforceable in whole or in part, any of which could have a material adverse effect on our business.

If loans originated through the GreenSky program are found to violate applicable state usury laws or other lending laws, it could adversely affect our business.

Because the loans originated through the GreenSky program are originated by and held by our Bank Partners, under principles of federal preemption the terms and conditions of the loans are not subject to most state consumer finance laws, including state licensing and usury restrictions. If a court, or a state or federal enforcement agency, were to deem GreenSky—rather than our Bank Partners—the “true lender” for loans originated through the GreenSky program, and if for this reason (or any other reason) the loans were deemed subject to and in violation of certain state consumer finance laws, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), and other penalties or consequences, and the loans could be rendered void or enforceable in whole or in part, any of which could have a material adverse effect on our business.

We have been in the past and may in the future be subject to federal and state regulatory inquiries regarding our business.

We have, from time to time in the normal course of our business, received, and may in the future receive or be subject to, inquiries or investigations by state and federal regulatory agencies and bodies such as the CFPB, state Attorneys General, state financial regulatory agencies, and other state or federal agencies or bodies regarding the GreenSky program, including the origination and servicing of consumer loans, practices by merchants or other third parties, and licensing and registration requirements. For example, we have entered into regulatory agreements with state agencies regarding issues including merchant conduct and oversight and loan pricing and may enter into similar agreements in the future. We have also received inquiries from state regulatory agencies regarding requirements to obtain licenses from or register with those states, including in states where we have determined that we are not required to obtain such a license or be registered with the state, and we expect to continue to receive such inquiries. Any such inquiries or investigations could involve substantial time and expense to analyze and respond to, could divert management’s attention and other resources from running our business, and could lead to public enforcement actions or lawsuits and fines, penalties, injunctive relief, and the need to obtain additional licenses that we do not currently possess. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation, lead to additional investigations and enforcement actions from other agencies or litigants, and further divert management attention and resources from the operation of our business. As a result, the outcome of legal and regulatory actions arising out of any state or federal inquiries we receive could be material to our business, results of operations, financial condition and cash flows and could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Organizational Structure

We are a holding company with no operations of our own and, as such, depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.

We are a holding company and have no material assets other than our equity interest in GS Holdings, which has the sole equity interest in GSLLC. We have no independent means of generating revenue or cash flow. We have determined that GS Holdings will be a variable interest entity (“VIE”) and that we will be the primary beneficiary of GS Holdings. Accordingly, pursuant to the VIE accounting model, we will consolidate GS Holdings in our consolidated financial statements. In the event of a change in accounting guidance or amendments to the operating agreement of GS Holdings resulting in us no longer having a controlling interest in GS Holdings, we may not be able to consolidate its results of operations with our own, which would have a material adverse effect on our results of operations.

GS Holdings is treated as a partnership for United States federal income tax purposes, and GSLLC is treated as an entity disregarded as separate from GS Holdings for United States federal income tax purposes. As a result, neither GS Holdings nor GSLLC is subject to United States federal income tax. Instead, taxable income is allocated to the members of GS Holdings, including us. Accordingly, we incur income taxes on our proportionate share of any net taxable income of consolidated GS Holdings. We intend to cause GSLLC to make distributions to GS Holdings and to cause GS Holdings to make distributions to its unit holders in an amount sufficient to cover all applicable taxes payable by such unit holders determined according to assumed rates, payments owing under the Tax Receivable Agreement and dividends, if any, declared by us. The ability of GSLLC to make distributions to GS Holdings, and of GS Holdings to make distributions to us, is limited by their obligations to satisfy their own obligations to their creditors. Further, future and current financing arrangements of GSLLC and GS Holdings contain, and future obligations could contain, negative covenants limiting such distributions. Additionally, our right to receive assets upon the liquidation or reorganization of GS Holdings, or indirectly from GSLLC, will be effectively subordinated to the claims of each entity’s creditors. To the extent that we are recognized as a creditor of GS Holdings or GSLLC, our claims may still be subordinate to any security interest in, or other lien on, its assets and to any of its debt or other obligations that are senior to our claims.

To the extent that we need funds and GSLLC or GS Holdings are restricted from making such distributions under applicable law or regulation, or are otherwise unable to provide such funds, it could materially and adversely affect our liquidity and financial condition. In addition, because tax distributions are based on an assumed tax rate, GS Holdings may be required to make tax distributions that, in the aggregate, may exceed the amount of taxes that GS Holdings would have paid if it were itself taxed on its net income at the assumed rate.

Funds used by GS Holdings to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that GS Holdings will be required to make may be substantial and may exceed (as a percentage of GS Holdings’ income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

We may be required to pay additional taxes as a result of the new partnership audit rules.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as GS Holdings that is taxed as a partnership. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any member’s share thereof) is determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although it is uncertain how these rules will be implemented, it is possible that they could result in GS Holdings being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a member of GS Holdings, could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Under certain circumstances, GS Holdings may be eligible to make an election to cause members (including us) to take into account the amount of any understatement, including any interest and penalties, in accordance with their interests in GS Holdings in the year under audit. We cannot provide any assurance that GS Holdings will be able to make this election, in which case current members (including us) would economically bear the burden of the understatement even if they had a different percentage interest in GS Holdings during the year under audit, unless, and only to the extent, GS Holdings is able to recover such amounts from current or former impacted members. If the election is made, members would be required to take the adjustment into account in the taxable year in which the adjusted K-1s are issued.

The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury.

The owners of the Class B common stock, who also are the Continuing LLC Members, control us and their interests may conflict with yours in the future.

Immediately following this offering and the application of net proceeds, the owners of the Class B common stock, who also are the Continuing LLC Members, will control us. Each share of our Class B common stock initially entitles its holders to ten votes on all matters presented to our stockholders generally. Once the collective holdings of those owners in the aggregate are less than 15% of the combined economic interest in us, each share of Class B common stock will entitle its holder to one vote per share on all matters to be voted upon by our stockholders. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

Immediately following this offering and the application of net proceeds, the owners of the Class B common stock will own approximately 96.3% of the combined voting power of our Class A and Class B common stock (or 95.8% if the underwriters’ option is exercised in full). Accordingly, those owners, if voting in the same manner, will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of incorporation and bylaws and other significant corporate transactions for so long as they retain significant ownership of us. This concentration of ownership may delay or deter possible changes in control of our Company, which may reduce the value of an investment in our common stock. So long as they continue to own a significant amount of our combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

In addition, immediately following this offering and the application of net proceeds to us therefrom, the owners of the Class B common stock, as Continuing LLC Members, will own 72.2% of the Holdco Units (or 69.3% if the underwriters’ option is exercised in full). Because they hold their economic ownership interest in our business through GS Holdings, rather than GreenSky, Inc., these existing unit holders may have conflicting interests with holders of our Class A common stock. For example, the Continuing LLC Members may have different tax positions from us, which could influence their decisions regarding whether and when to dispose of assets and whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement. In addition, the structuring of future transactions may take into account the tax considerations of the Continuing LLC Members even where no similar benefit would accrue to us. It is through their ownership of Class B common stock that they may be able to influence, if not control, decisions such as these. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We will be required to pay for certain tax benefits we may claim arising in connection with the merger of the Former Corporate Investors, our purchase of Holdco Units and future exchanges of Holdco Units under the Exchange Agreement, which payments could be substantial.

On the date of this offering, we will be treated for United States federal income tax purposes as having directly purchased Holdco Units from the Exchanging Members. In the future, the Continuing LLC Members will be able to exchange their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis, subject to adjustments for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors) (as described in more detail in “Certain Relationships and Related Party Transactions—Exchange Agreement”). As a result of these transactions, and our acquisition of the equity of certain of the Former Corporate Investors, we are and will become entitled to certain tax basis adjustments with respect to GS Holdings’ tax basis in its assets. As a result, the amount of income tax that we would otherwise be required to pay in the future may be reduced by the increase (for income tax purposes) in depreciation and amortization deductions attributable to our interests in GS Holdings. An increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. The IRS, however, may challenge all or part of that tax basis adjustment, and a court could sustain such a challenge.

We entered into the Tax Receivable Agreement with the TRA Parties that will provide for the payment by us of 85% of the amount of cash savings, if any, in United States federal, state and local income tax that we realize or are deemed to realize as a result of (i) the tax basis adjustments referred to above, (ii) any incremental tax basis adjustments attributable to payments made pursuant to the Tax Receivable Agreement, and (iii) any deemed interest deductions arising from payments made by us pursuant to the Tax Receivable Agreement. While the actual amount of the adjusted tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the basis of our proportionate share of GS Holdings’ assets on the dates of exchanges, the timing of exchanges, the price of shares of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the deductions and other adjustments to taxable income to which GS Holdings is entitled, and the amount and timing of our income, we expect that during the anticipated term of the Tax Receivable Agreement, the payments that we may make could be substantial. Payments under the Tax Receivable Agreement may give rise to additional tax benefits and, therefore, to additional potential payments under the Tax Receivable Agreement. In addition, the Tax Receivable Agreement provides for interest accrued from the due date (without extensions) of the corresponding tax return for the taxable year with respect to which the payment obligation arises to the date of payment under the Tax Receivable Agreement. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of Holdco Units from the Exchanging Members in connection with this offering and future exchanges of Holdco Units (and automatic cancellation of an equal number of shares of Class B common stock) as described above (assuming such exchanges would occur one year after this offering) would aggregate to approximately $1,092.0 million over 15 years from the date of this offering based on the initial public offering price of $23.00 per share of our Class A common stock. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or $928.2 million, over the 15-year period from the date of this offering.

There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to us by GS Holdings are not sufficient to permit us to make payments under the Tax Receivable Agreement after paying our other obligations. For example, were the IRS to challenge a tax basis adjustment or other deductions or adjustments to taxable income of GS Holdings, we will not be reimbursed for any payments that may previously have been made under the Tax Receivable Agreement, except that excess payments will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in certain circumstances we could make payments under the Tax Receivable Agreement in excess of our ultimate cash tax savings. In addition, the payments under the Tax Receivable Agreement are not conditioned upon any recipient’s continued ownership of interests in us or GS Holdings, and the right to receive payments can be assigned.

In certain circumstances, including certain changes of control of our Company, payments by us under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that (i) in the event that we materially breach any of our material obligations under the Tax Receivable Agreement, whether as a result of failure to make any payment, failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the Tax Receivable Agreement in a bankruptcy or otherwise, (ii) if, at any time, we elect an early termination of the Tax Receivable Agreement, or (iii) upon certain changes of control of our Company, our (or our successor’s) obligations under the Tax Receivable Agreement (with respect to all Holdco Units, whether or not such units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions. These assumptions include that (i) we (or our successor) will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits subject to the Tax Receivable Agreement, (ii) we (or our successor) will utilize (subject to any applicable limitations) any loss carryovers generated by the increased tax deductions and tax basis and other benefits on a pro rata basis through the scheduled expiration date of such loss carryovers, or if such carryforwards do not have an expiration date, over the 15-year period after such carryforwards were generated, and (iii) GS Holdings and its subsidiaries will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. As a result of the foregoing, if we breach a material obligation under the Tax Receivable Agreement, if we elect to terminate the Tax Receivable Agreement early or if we undergo a change of control, we would be required to make an immediate lump-sum payment equal to the present value of the anticipated future tax savings, which payment may be required to be made significantly in advance of the actual realization of such future tax savings, and the actual cash tax savings ultimately realized may be significantly less than the corresponding Tax Receivable Agreement payments. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. There is no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. Additionally, the obligation to make a lump sum payment on a change of control may deter potential acquirors, which could negatively affect our stockholders’ potential returns. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering and the use of proceeds to us therefrom, based on the offering price of $23.00 per share of our Class A common stock, and a discount rate equal to 6.09% per annum, compounded annually, we estimate that we would be required to pay $556.4 million in the aggregate under the Tax Receivable Agreement.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of GS Holdings and GSLLC, applicable restrictions could make it impractical for us to continue our business as currently contemplated and could have an adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

Because GreenSky, Inc. is the managing member of GS Holdings, and GS Holdings is the managing member of GSLLC, we indirectly operate and control all of the business and affairs of GS Holdings and its subsidiaries, including GSLLC. On that basis, we believe that our interest in GS Holdings and GSLLC is not an “investment security,” as that term is used in the 1940 Act. However, if we were to cease participation in the management of GS Holdings and GSLLC, our interest in such entities could be deemed an “investment security” for purposes of the 1940 Act.

We, GS Holdings and GSLLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Our certificate of incorporation provides, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or our directors, officers, employees or stockholders.

Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or any of our directors, officers, other employees or stockholders. The exclusive forum provision does not apply to any actions under United States federal securities laws.

By purchasing shares of our Class A common stock, you will have agreed and consented to the provisions set forth in our certificate of incorporation related to choice of forum. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Risks Related to this Offering and our Class A Common Stock

An active trading market for our Class A common stock may never develop or be sustained, which may cause shares of our Class A common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that an active trading market for our Class A common stock will not develop or continue or, if developed, that it will not be sustained, which would make it difficult for you to sell your shares of Class A common stock at an attractive price (or at all). The initial public offering price per share of our Class A common stock will be determined by agreement between us and the underwriters and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering (or at all).

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market and political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly or annual results of operations, additions or departures of key management personnel, the loss of key Bank Partners, merchants or Sponsors, changes in our earnings estimates (if provided) or failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or the investment community with respect to us or our industry, adverse announcements by us or others and developments affecting us, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, actions by institutional stockholders, and increases in market interest rates that may lead investors in our shares to demand a higher yield, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price (or at all).

These broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual operating performance. The stock market in general has, from time to time, experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower profits and make it more difficult to run our business.

As a public company, we expect to incur significant legal, accounting, reporting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred, and will continue to incur, costs associated with compliance with the rules and regulations of the SEC and various other costs of a public company. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our board of directors and board committees and serve as executive officers.

Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with the requirements to design, implement and maintain effective internal controls could have an adverse effect on our business and stock price.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environment and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

If we are unable to establish and maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, beginning with our second annual report following this offering, we will be required pursuant to SEC rules to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. In addition, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to the SEC rules commencing the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” (as defined in the JOBS Act). See “—We are an ‘emerging growth company,’ as defined under the federal securities laws, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.” Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SEC rules or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our common stock to decline and could subject us to investigation or sanctions by the SEC.

We are an “emerging growth company,” as defined under the federal securities laws, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Securities Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding stockholder advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important.

An emerging growth company can utilize the extended transition period provided in the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period and, thus, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could be an emerging growth company for up to five years following the date of this prospectus, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period or if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, our stock price may be more volatile and the price of our Class A common stock may decline.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our Class A common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid by our existing owners. Based on the initial public offering price of $23.00 per share of Class A common stock, you will incur immediate and substantial dilution in an amount of $23.54 per share of Class A common stock. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering and the use of proceeds to us therefrom, we will have an aggregate of 248,163,843 shares of Class A common stock authorized but unissued, including 134,353,227 shares of Class A common stock issuable upon exchange of Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) that will be held by the Continuing LLC Members. Our certificate of incorporation authorizes us to issue these shares of Class A common stock and rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 24,000,000 shares for issuance under our 2018 Omnibus Incentive Compensation Plan (including any LTIP Units (as defined below), which may be granted thereunder), subject to adjustment in certain events. See “Executive Compensation—Employee Benefit Plans—2018 Omnibus Incentive Compensation Plan.” Any Class A common stock that we issue, including under our 2018 Omnibus Incentive Compensation Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiary to us and such other factors as our board of directors may deem relevant. In addition, the terms of our existing financing arrangements restrict or limit our ability to pay cash dividends. Accordingly, we may not pay any dividends on our Class A common stock in the foreseeable future. See “Dividend Policy.”

Future offerings of debt or equity securities by us may adversely affect the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to obtain the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our Class A common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our Class A common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing and nature of our future offerings.

Future sales, or the expectation of future sales, of shares of our Class A common stock by Continuing LLC Members could cause the market price of our Class A common stock to decline.

The sale of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by the Continuing LLC Members, could adversely affect the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price we deem appropriate. Upon consummation of this offering, after giving effect to the use of proceeds to us therefrom, we will have outstanding a total of 51,836,157 shares of Class A common stock. Of the outstanding shares, the 38,000,000 shares of Class A common stock sold in this offering by us, or 43,700,000 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act (“Rule 144”), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” In addition, subject to certain limitations and exceptions, pursuant to certain provisions of the Exchange Agreement, the Continuing LLC Members may exchange Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). Upon consummation of this offering and after giving effect to the use of proceeds to us therefrom, the Continuing LLC Members will beneficially own 134,353,227 Holdco Units and shares of Class B common stock, or 128,983,353 Holdco Units and shares of Class B common stock if the underwriters exercise their option to purchase additional shares in full, all of which will be exchangeable for shares of our Class A common stock or cash, at our option (such determination to be made by the disinterested members of our board of directors), subject to the terms of the Exchange Agreement.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we also may issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. Similarly, the Holdings LLC Agreement permits GS Holdings to issue an unlimited number of additional limited liability company interests of GS Holdings with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Holdco Units, and which may be exchangeable for shares of our Class A common stock.

Each of our directors and officers, and substantially all of our equity holders, have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares of Class A common stock. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, however, may, in their sole discretion, permit our officers, directors and other current equity holders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

After the lock-up agreements expire, and after giving effect to the use of proceeds of this offering, and assuming the Continuing LLC Members exchange all of their Holdco Units for shares of our Class A common stock, up to an additional 134,353,227 shares of Class A common stock will be eligible for sale in the public market, approximately 97,504,444 of which are held by our executive officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 and various vesting agreements. Additionally, certain of our executive officers and directors own options exercisable for shares of Class A common stock. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into, or exchangeable for, shares of our Class A common stock issued pursuant to our 2018 Omnibus Incentive Compensation Plan. See “Executive Compensation—Employee Benefit Plans—2018 Omnibus Incentive Compensation Plan—General.” Any such Form S-8 registration statement automatically will become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover shares of our Class A common stock.

As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

We cannot predict with certainty the impact our capital structure may have on our stock price.

In July 2017, S&P Dow Jones, a provider of widely-followed stock indices, announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in certain of their indices. As a result, our Class A common stock will likely not be eligible for these stock indices. Additionally, FTSE Russell, another provider of widely followed stock indices, recently stated that it plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. Many investment funds are precluded from investing in companies that are not included in such indices, and these funds would be unable to purchase our Class A common stock. There is no assurance that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

Certain provisions of our certificate of incorporation and bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our Class A common stock.

Certain provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•

establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual meeting.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management or our board of directors. Stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to them. These anti-takeover provisions could substantially impede your ability to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our Class A common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend, in part, on the research and reports that securities and industry analysts publish about us and our business. Securities and industry analysts do not currently, and may never, cover our Company. If securities and industry analysts do not commence coverage of our Company, the trading price of our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You generally can identify these statements by the use of words such as “outlook,” “potential,” “continue,” “may,” “seek,” “approximately,” “predict,” “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions or the negative versions of these words or comparable words, as well as future or conditional verbs such as “will,” “should,” “would,” “likely” and “could.” These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally, and are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. These risks and uncertainties include, but are not limited to, those risks described under the section entitled “Risk Factors” set forth herein. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we disclaim any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, there is no assurance that the events or results suggested by the forward-looking statements will in fact occur, and you should not place undue reliance on these forward-looking statements.

ORGANIZATIONAL STRUCTURE

We are a holding company, and our sole material asset is an equity interest in GS Holdings. GS Holdings has the sole equity interest in GSLLC. GreenSky, Inc. has not engaged in any business or other activities except in connection with the Reorganization Transactions and this offering. Because GreenSky, Inc. is the managing member of GS Holdings (with 100% of the management and voting power in GS Holdings), which is the managing member of GSLLC, our operating subsidiary that directly or indirectly conducts all of our operations, we indirectly operate and control all of the business and affairs (and will consolidate the financial results) of GS Holdings and its subsidiaries, including GSLLC. The ownership interest of the members of GS Holdings (other than GreenSky, Inc.) will be reflected as noncontrolling interests in our consolidated financial statements.

The diagram below depicts our simplified organizational structure immediately following the Reorganization Transactions and this offering after giving effect to the use of proceeds and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)

“Continuing LLC Members” refers to those Original GS Equity Owners and Original Profits Interests Holders who will continue to own Holdco Units after the Reorganization Transactions and who may, following the consummation of this offering, exchange their Holdco Units (with automatic cancellation of an equal number of shares of our Class B common stock) for shares of our Class A common stock or cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). Significant Continuing LLC Members include: (i) certain affiliates of David Zalik (our Chief Executive Officer); (ii) certain affiliates of Robert Sheft (a director of our Company); and (iii) TPG Georgia Holdings, L.P.

“Original GS Equity Owners” refers to the owners of units of GS Holdings prior to the Reorganization Transactions.

“Original Profits Interests Holders” refers to the owners of profits interests in GS Holdings prior to the Reorganization Transactions, which include certain current and former employees, directors, and an affiliate of one of the directors, of GS Holdings and its subsidiaries.

(2)

“Former Corporate Investors” refers to certain of the Original GS Equity Owners that merged with and into one or more subsidiaries of GreenSky, Inc. in connection with the Reorganization Transactions. Significant Former Corporate Investors include an affiliate of TPG Georgia Holdings, L.P.

(3)

The shares of Class B common stock have no economic rights, but each share of our Class B common stock initially entitles its holder to ten votes on all matters to be voted on by stockholders generally. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

(4)	Options to purchase shares of Class A common stock also are outstanding.

(5)	Warrants to purchase Holdco Units also are outstanding.

See “Principal Stockholders.”

Reorganization Transactions

GSLLC was organized as a Georgia limited liability company in 2006. GS Holdings was organized as a Georgia limited liability company in 2017 to serve as the holding company for GSLLC. Prior to the Reorganization Transactions, GS Holdings had:

•	28 members holding three different classes of membership interests (Class A, B, C units);

•	68 current and former employees, directors, and an affiliate of one of our directors, holding profits interests; and

•	149 current and former employees and directors holding options to purchase Class A units.

Because U.S. tax law generally makes it impractical for a limited liability company that is taxed as a partnership to sell membership interests publicly, GS Holdings undertook a series of transactions following effectiveness of the registration statement of which this prospectus is a part (collectively, the “Reorganization Transactions”) designed to create a corporate holding company that can conduct a public offering. These transactions included:

•	the formation of GreenSky, Inc. as a Delaware corporation to function as the ultimate parent and publicly-traded entity;

•

the amendment and restatement of the operating agreement of GS Holdings to, among other things, modify its capital structure by replacing the different classes of membership interests and profits interests with a single new class of membership interests of GS Holdings (referred to as Holdco Units);

•

the issuance to each of the Original GS Equity Owners (other than the Former Corporate Investors) and the Original Profits Interests Holders (other than the smaller Original Profits Interests Holders) (collectively referred to as the Continuing LLC Members) of a number of shares of our Class B common stock equal to the number of Holdco Units held by it (other than the Holdco Units that they will be exchanging in connection with this offering), for consideration in the amount of $0.001 per share of Class B common stock. Our Class B common stock initially entitles holders to ten votes per share and will vote as a single class with our Class A common stock, but our Class B common stock does not have any economic rights;

•	the contribution of the Holdco Units received by some of the smaller Original Profits Interests Holders to GreenSky, Inc. in exchange for shares of our Class A common stock;

•

the contribution by equity holders of the Former Corporate Investors of their equity in the Former Corporate Investors to GreenSky, Inc. in exchange for shares of our Class A common stock and the right to certain payments under the Tax Receivable Agreement, and the merger of the Former Corporate Investors with and into subsidiaries of GreenSky, Inc.;

•	the equitable adjustment of outstanding options to acquire Class A units of GS Holdings so that they are exercisable for shares of Class A common stock; and

•

the equitable adjustment, pursuant to their terms, of outstanding warrants to acquire Class A units of GS Holdings so that they are exercisable for Holdco Units (together with an equal number of shares of our Class B common stock), which Holdco Units are exchangeable (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors).

In connection with the amendment and restatement of the operating agreement of GS Holdings (discussed above), the membership interests in GS Holdings were adjusted pursuant to a 10-for-1 split (the “Forward Split”) so that each Holdco Unit (together with a share of Class B common stock) is economically equivalent to a share of Class A common stock on a one-for-one basis. Corresponding adjustments were made to options and warrants.

Incident to the foregoing transactions, we and certain of the Continuing LLC Members entered into various agreements, including:

(a) the Exchange Agreement, which provides for the exchange of Holdco Units in GS Holdings (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustment for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). As a holder exchanges its Holdco Units, those Holdco Units thereafter will be owned by GreenSky, Inc. and GreenSky, Inc.’s interest in GS Holdings will be correspondingly increased. The corresponding shares of Class B common stock will be cancelled;

(b) the Tax Receivable Agreement, which is designed to provide the TRA Parties with 85% of the amount of cash savings, if any, in United States federal, state and local taxes that GreenSky, Inc. realizes or is deemed to realize as a result of increases in tax basis resulting from our purchase of Holdco Units from the Exchanging Members using a portion of the net proceeds from this offering, our acquisition of the equity of certain of the Former Corporate Investors, any future exchanges of Holdco Units (with automatic cancellation of an equal number of shares of our Class B common stock) for our Class A common stock pursuant to the Exchange Agreement, and certain related benefits. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;” and

(c) a registration rights agreement whereby, following this offering and the expiration of the related lock-up period, we may be required to register under the Securities Act the sale of shares of our Class A common stock (i) issuable to certain of the Continuing LLC Members upon exchange of their Holdco Units (and automatic cancellation of an equal number of shares of Class B common stock), and (ii) issued to equity holders of the Former Corporate Investors in connection with the Reorganization Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Offering-Related Transactions

“Redemption proceeds” refers to gross proceeds from this offering, after deducting underwriting discounts and commissions, but not other offering expenses. At the time of this offering, we intend to use a portion of the redemption proceeds to us from this offering to purchase an aggregate of 35,884,481 Holdco Units from the Exchanging Members, including our Chief Executive Officer and certain other officers and directors, at a per unit price equal to the initial public offering price per share of our Class A common stock in the offering, less underwriting discounts and commissions. See “Certain Relationships and Related Party Transactions—Purchase of Holdco Units and Redemption of Class A Common Stock” for the number of Holdco Units to be purchased from each of the Exchanging Members. We also intend to use a portion of the redemption proceeds to us from this offering to redeem (i) 1,999,558 shares of our Class A common stock from equity holders of certain of the Former Corporate Investors and (ii) 115,961 shares of our Class A common stock issued upon exercise of options by certain option holders. The number of Holdco Units acquired by us from the Exchanging Members will be equal to the number of shares of Class A common stock issued in connection with the Reorganization Transactions and this offering, and the Continuing LLC Members will own the remaining outstanding Holdco Units. Any shares of Class B common stock corresponding to Holdco Units that are exchanged will be cancelled. Any shares of Class A common stock redeemed by us from equity holders of the Former Corporate Investors or option holders will thereafter be held by GreenSky, Inc. as treasury stock or cancelled.

As a result of the transactions described above, and based on the sale of shares of Class A common stock in this offering at the price per share to the public of $23.00, and after giving effect to the use of proceeds to us from this offering as described above:

•

the investors in this offering will collectively own 38,000,000 shares of our Class A common stock (or 43,700,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

GreenSky, Inc. will hold 51,836,157 Holdco Units (or 57,215,468 Holdco Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing 27.8% of the total economic interest of GS Holdings (or 30.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing LLC Members will collectively hold 134,353,227 Holdco Units, representing 72.2% of the total economic interest of GS Holdings (or 128,983,353 Holdco Units, representing 69.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the investors in this offering will collectively have 2.7% of the voting power in GreenSky, Inc. (or 3.2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing LLC Members will collectively hold 134,353,227 shares of Class B common stock, representing 96.3% of the voting power in GreenSky, Inc. (or 95.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

equity holders of the Former Corporate Investors will collectively hold 13,433,479 shares of Class A common stock, representing 1.0% of the voting power in GreenSky, Inc. (or 1.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the current and former employees of GSLLC and its subsidiaries will collectively hold options to acquire 2,732,664 shares of Class A common stock; and

•

certain investors in GS Holdings will collectively hold warrants to acquire 586,351 Holdco Units (together with an equal number of shares of our Class B common stock), which Holdco Units will be exchangeable (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to adjustment for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors).

Our post-offering organizational structure will allow the Continuing LLC Members to retain their equity ownership in GS Holdings, an entity that is classified as a partnership for United States federal income tax purposes, in the form of Holdco Units. Investors in this offering will, by contrast, hold their equity ownership in GreenSky, Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that certain of our Continuing LLC Members generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. The Continuing LLC Members, like GreenSky, Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of GS Holdings, including taxable income of GSLLC.

The Continuing LLC Members also will hold shares of Class B common stock of GreenSky, Inc. Although those shares have no economic rights, they will allow the Continuing LLC Members to exercise voting power over GreenSky, Inc., the managing member of GS Holdings, at a level that is greater than their overall equity ownership of our business. Under our certificate of incorporation, each holder of Class B common stock is initially entitled to ten votes for each share of Class B common stock held by such holder on all matters presented to stockholders of GreenSky, Inc. When the Continuing LLC Members exchange Holdco Units for shares of Class A common stock of GreenSky, Inc. pursuant to the Exchange Agreement, an equivalent number of shares of Class B common stock will be cancelled. Accordingly, as the Continuing LLC Members subsequently exchange Holdco Units for shares of Class A common stock of GreenSky, Inc. or cash, at our option, pursuant to the Exchange Agreement, the voting power afforded to the Continuing LLC Members by their shares of Class B common stock is automatically and correspondingly reduced. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

Holding Company Structure

GreenSky, Inc. was incorporated as a Delaware corporation on July 12, 2017. GreenSky, Inc. has not engaged in any business or other activities except in connection with its formation and initial capitalization. Our certificate of incorporation authorizes two classes of common stock, Class A common stock and Class B common stock, and one or more series of preferred stock, each having the terms described in “Description of Capital Stock.” Holders of our Class A common stock have one vote per share of Class A common stock. Holders of our Class B common stock have ten votes per share of Class B common stock. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

GreenSky, Inc. is a holding company, and its sole material asset is an equity interest in GS Holdings, which holds all of the equity interests in GSLLC. Because GreenSky, Inc. is the managing member of GS Holdings (with 100% of the management and voting power in GS Holdings), and GS Holdings is the managing member of GSLLC, GreenSky, Inc. indirectly operates and controls all of the business and affairs (and will consolidate the financial results) of GS Holdings and its subsidiaries, including GSLLC. The ownership interest of the Continuing LLC Members will be reflected as a noncontrolling interest in GreenSky, Inc.’s consolidated financial statements.

GS Holdings was formed as a Georgia limited liability company on July 25, 2017. Following the closing of this offering, GreenSky, Inc., the managing member of GS Holdings, will have the right to determine the timing and amount of any distributions (other than tax distributions as described below) to be made to holders of the Holdco Units in GS Holdings. Profits and losses of GS Holdings will be allocated, and all distributions with respect to Holdco Units will be made, pro rata to the holders of the Holdco Units (including the Continuing LLC Members) in accordance with their terms. See “Certain Relationships and Related Party Transactions—Operating Agreement of GS Holdings.”

The holders of Holdco Units in GS Holdings, including GreenSky, Inc., generally will have to include for purposes of calculating their United States federal, state and local income taxes their respective share of any taxable income of GS Holdings. Taxable income of GS Holdings generally will be allocated to the holders of Holdco Units in GS Holdings (including GreenSky, Inc.) pro rata in accordance with their respective share of the net profits and net losses of GS Holdings. Under the Holdings LLC Agreement, GS Holdings will be obligated, subject to available cash and applicable law and contractual restrictions (including pursuant to its debt instruments), to make cash distributions, which we refer to as “tax distributions,” based on certain assumptions, to its members (including GreenSky, Inc.) pro rata based on their Holdco Units in GS Holdings. Generally, these tax distributions to holders of Holdco Units in GS Holdings will be an amount equal to our estimate of the taxable income of GS Holdings, net of taxable losses, allocable per Holdco Unit in GS Holdings multiplied by an assumed tax rate set forth in the operating agreement of GS Holdings.

GS Holdings may be required to make tax distributions that, in the aggregate, exceed the amount of taxes that GS Holdings would have paid if it were taxed on its net income at the assumed rate. See “Certain Relationships and Related Party Transactions—Operating Agreement of GS Holdings.”

Under the Tax Receivable Agreement, we are obligated to pay the TRA Parties a portion of the cash savings, if any, in United States federal, state and local taxes that we realize or are deemed to realize as a result of our purchase of Holdco Units from the Exchanging Members using a portion of the net proceeds from this offering, our acquisition of the equity of certain of the Former Corporate Investors, and any future exchanges of Holdco Units for our Class A common stock. A portion of the tax distributions that we receive likely will be used to fund this obligation. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $826.6 million (or $951.1 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon the initial public offering price of $23.00 per share.

“Redemption proceeds” refers to gross proceeds from this offering, after deducting underwriting discounts and commissions, but not other offering expenses. We intend to use redemption proceeds of approximately $784.1 million to purchase an aggregate of 35,884,481 Holdco Units from the Exchanging Members. We also intend to use redemption proceeds of (i) approximately $43.7 million to redeem 1,999,558 shares of our Class A common stock from equity holders of certain of the Former Corporate Investors and (ii) approximately $2.5 million to redeem 115,961 shares of our Class A common stock issued upon exercise of options by certain option holders.

The purchase price for each Holdco Unit surrendered, and share of Class A common stock redeemed, will equal the price per share of our Class A common stock in this offering, less underwriting discounts and commissions.

If the underwriters exercise in full their option to purchase 5,700,000 additional shares of Class A common stock, in addition to the use of our proceeds described above, we intend to use the additional redemption proceeds of approximately $117.8 million from our sale of additional shares to purchase an additional 5,389,321 Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) from the Exchanging Members; approximately $6.5 million to redeem an additional 301,242 shares of our Class A common stock from equity holders of certain of the Former Corporate Investors and from the smaller Original Profits Interests Holders; and approximately $0.2 million to redeem an additional 9,437 shares of our Class A common stock issued upon exercise of options by certain option holders.

The Exchanging Members will include affiliates of our Chief Executive Officer and, either directly or indirectly through affiliates, other officers and directors. See “Certain Relationships and Related Party Transactions—Purchase of Holdco Units and redemption of Class A common stock.”

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant.

We are a holding company and have no material assets other than our ownership of Holdco Units in GS Holdings. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including GS Holdings and GSLLC, and such distributions may be restricted as a result of regulatory restrictions, state law regarding distributions by a limited liability company to its members, or contractual agreements, including agreements governing their indebtedness. See “Risk Factors—Risks Related to Our Organizational Structure—We are a holding company with no operations of our own and, as such, depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.” In addition, our ability to pay cash dividends may be restricted by the terms of our debt financing arrangements, and any future debt financing arrangement likely will contain terms restricting or limiting the amount of dividends that may be declared or paid on our common stock.

Following this offering, we will receive a portion of any distributions made by GS Holdings. Because GreenSky, Inc. will be the managing member of GS Holdings, which is the managing member of GSLLC, we will have the ability, subject to the restrictions and limitations referred to above, to determine when distributions (other than tax distributions) will be made by GSLLC to GS Holdings and the amount of any such distributions. Any such distributions will be distributed to all holders of Holdco Units, including us, pro rata based on holdings of Holdco Units. The cash received from such distributions will first be used by us to satisfy any tax liability and then to make any payments required under the Tax Receivable Agreement. Subject to limited exceptions, the Holdings LLC Agreement will obligate GS Holdings to make certain tax distributions. See “Certain Relationships and Related Party Transactions—Operating Agreement of GS Holdings.” In addition, in order to maintain to the greatest extent practicable the parity in value of Holdco Units and shares of Class A common stock, to the extent that GreenSky, Inc. accumulates substantial cash and cash equivalents, and receivables from GS Holdings, we will consider making distributions to Class A common stockholders. While the determination of what level of cash and cash equivalents, and receivables from GS Holdings (if any), warrant such distribution will depend upon the facts and circumstances at the time of determination, we generally would expect to make distributions where such amounts exceed $100 million.

Other than tax-related distributions, GS Holdings did not make any distributions to its existing owners during 2015 or 2016. In 2017, we declared non-tax distributions of $346.5 million to our unit holders and holders of profits interests and a related party at the time we entered into the term loan described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term loan and revolving loan facility” and in Note 7 to the consolidated financial statements of GS Holdings included in this prospectus, of which $337.2 million was paid as of December 31, 2017 and $2.6 million has been paid to date in 2018. In December 2017, we declared a $160.0 million special cash distribution to our unit holders and holders of profits interests using the proceeds from a sale of loan receivables and cash from operations, of which $156.1 million was paid as of December 31, 2017 and $0.9 million has been paid to date in 2018. In May 2018, we declared a $75.0 million special cash distribution to our unit holders and holders of profits interests using the proceeds from the modified term loan executed as an amendment to the Credit Agreement in March 2018 and cash from operations, of which $71.8 million has been paid to date in 2018. Tax-related distributions totaled $39.5 million in 2015, $46.9 million in 2016, $71.3 million in 2017, and have totaled $36.3 million to date in 2018.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2018 on:

•	a historical basis for GS Holdings; and

•

a pro forma basis for GreenSky, Inc., giving effect to the transactions and other matters described under “Unaudited Pro Forma Consolidated Financial Information,” including the Reorganization Transactions, and application of the proceeds from this offering as described in “Use of Proceeds” based upon the initial public offering price of $23.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses and other related transaction costs payable by us.

You should read this table, together with the information contained in this prospectus, including “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2018
	Actual GS Holdings	Pro Forma GreenSky, Inc.
	(dollars in thousands)
Cash	$277,501	$179,715

Debt:
Total debt	388,555	388,555
Temporary equity:
Redeemable preferred units	430,348	—
Class B common stock, par value $0.001 per share, 200,000,000 shares authorized on a pro forma basis; 134,353,227 shares issued and outstanding on a pro forma basis		134

Total temporary equity	430,348	134
Capital (permanent equity (deficit)):
Preferred Stock, par value $0.01 per share, 10,000,000 shares authorized on a pro forma basis; no shares issued and outstanding on a pro forma basis	—	—
Class A common stock, par value $0.01 per share, 300,000,000 shares authorized on a pro forma basis; 51,836,157 shares issued and outstanding on a pro forma basis	—	518
Paid-in capital	(553,901)	978,774
Retained earnings	99,029	—

Total permanent equity (deficit), before noncontrolling interests	(454,872)	979,292
Noncontrolling interests		(1,081,741)

Total permanent equity (deficit)	(454,872)	(102,449)

Total capitalization	$641,532	$465,955

DILUTION

If you invest in the initial public offering of our Class A common stock, your interest will be diluted to the extent of the excess of the initial public offering price per share of our Class A common stock over the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders.

Our net tangible book value at March 31, 2018 was approximately $(98.6) million. Net tangible book value represents the amount of total tangible assets less total liabilities of GS Holdings, after giving effect to the Reorganization Transactions, and net tangible book value per share represents net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions, assuming that all of the Continuing LLC Members exchanged their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for newly-issued shares of our Class A common stock on a one-for-one basis, and assuming that all options are exercised for Class A common stock. Based on these assumptions, we would have 189,508,399 shares of Class A common stock outstanding.

After giving effect to this offering, at the initial public offering price of $23.00 per share, and the application of estimated net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 2018 would have been $(102.3) million or $(0.54) per share of Class A common stock, assuming that all of the Continuing LLC Members exchanged their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for newly-issued shares of our Class A common stock on a one-for-one basis, and assuming that all options are exercised for Class A common stock. Based on these assumptions, we would have 189,508,399 shares of Class A common stock outstanding.

The following table illustrates the immediate dilution of $23.54 per share to new stockholders purchasing Class A common stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares.

Initial public offering price per share		$23.00
Net tangible book value per share as of March 31, 2018	$(0.52)
Increase per share attributable to investors in this offering	$(0.02)

Pro forma net tangible book value per share, as adjusted to give effect to this offering		$(0.54)

Dilution in pro forma net tangible book value per share to new investors		$23.54

If the underwriters’ option to purchase additional shares is exercised in full, there will be no meaningful increase or decrease in pro forma net tangible book value per share at March 31, 2018. However, the percentage of our shares held by existing equity owners would decrease to approximately 23.6% and the percentage of our shares held by new investors would increase to approximately 76.4%.

The following table summarizes, on the same pro forma basis at March 31, 2018, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the Continuing LLC Members and by new investors purchasing shares in this offering, assuming that all of the Continuing LLC Members exchanged their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis.

	Shares of Class A Common Stock Purchased/Granted		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
			(dollars in thousands)
Investors prior to this offering	N/A	N/A	N/A	0%	N/A
New investors in this offering	38,000,000	100%	$874.0	100%	$23.00

Total	38,000,000	100%	$874.0	100%	$23.00

The table above excludes shares of our Class A common stock reserved for issuance under our 2018 Omnibus Incentive Compensation Plan. To the extent that equity awards are issued under our incentive plan, investors participating in this offering will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected historical consolidated financial data of our accounting predecessor, GS Holdings, for the periods and as of the dates presented. Following the formation of GS Holdings, effective August 2017 the equity holders of GSLLC exchanged their equity interests in GSLLC for equity interests in GS Holdings in proportion to their existing ownership interests. In accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, the exchange was accounted for as a common control transaction resulting in a change in the reporting entity. As the entities were always under common control, we retrospectively adjusted the historical consolidated financial statements of GS Holdings as if the common control transaction had occurred as of the earliest period presented.

The selected Consolidated Statement of Operations data for each of the years ended December 31, 2017, 2016 and 2015, and the selected Consolidated Balance Sheet data as of December 31, 2017 and 2016, were derived from the audited consolidated financial statements of GS Holdings included elsewhere in this prospectus. The selected Consolidated Statements of Operations data for the three months ended March 31, 2018 and 2017 and the selected Consolidated Balance Sheet data as of March 31, 2018 were derived from the unaudited consolidated financial statements of GS Holdings included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a consistent basis with the audited consolidated financial statements of GS Holdings. Such unaudited financial statements contain all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair statement of the financial information set forth in those statements. Our results of operations for interim periods are not necessarily indicative of the results that may be expected for the full year. Further, our historical results are not necessarily indicative of our results in any future period.

The selected consolidated financial data of GreenSky, Inc. have not been presented because GreenSky, Inc. is a newly incorporated entity and has not engaged in any business or other activities except in connection with its formation and initial capitalization.

You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
	(dollars in thousands, except per unit data)
Consolidated Statements of Operations Data:
Revenue
Transaction fees	$278,958	$228,446	$152,678	$70,940	$54,921
Servicing and other	46,929	35,419	20,779	14,386	10,416

Total revenue	325,887	263,865	173,457	85,326	65,337
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	89,708	79,145	36,506	36,130	23,299
Compensation and benefits	54,650	39,836	27,738	16,343	12,430
Sales and marketing	2,198	1,085	861	828	233
Property, office and technology	10,062	8,000	4,283	2,722	2,526
Depreciation and amortization	3,983	3,708	2,356	970	966
General and administrative	14,876	10,602	7,071	4,173	3,780
Related party expenses	4,811	1,678	1,536	583	511

Total costs and expenses	180,288	144,054	80,351	61,749	43,745

Operating profit	145,599	119,811	93,106	23,577	21,592
Total other income/(expense), net	(6,931)	4,653	713	(4,973)	419

Net income	$138,668	$124,464	$93,819	$18,604	$22,011

Net income attributable to participating interests	35,449	25,233	17,594	5,571	4,979

Net income attributable to Class A unit holders	$103,219	$99,231	$76,225	$13,033	$17,032

Earnings per unit attributable to Class A unit holders(1):
Basic	$7.74	$7.44	$5.72	$0.98	$1.28

Diluted	$7.49	$7.19	$5.54	$0.95	$1.21

(1)	See Note 2 to the consolidated financial statements of GS Holdings included elsewhere in this prospectus for a description of how we compute basic and diluted earnings per unit.

	As of December 31,		As of March 31,
	2017	2016	2018
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash	$224,614	$185,243	$277,501
Restricted cash	129,224	42,871	141,677
Loan receivables held for sale, net	73,606	41,268	67,291
Property, equipment and software, net	7,848	7,018	7,670
Total assets	462,889	302,205	521,326
Finance charge reversal liability	94,148	68,064	100,913
Term loan	338,263	—	388,555
Total liabilities	488,928	89,995	545,850
Total temporary equity	430,348	335,720	430,348
Total permanent equity (deficit)	(456,387)	(123,510)	(454,872)

Other Financial Data

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
	(dollars in thousands)
Adjusted EBITDA	$159,432	$130,741	$97,456	$27,475	$23,807

For information regarding our use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2017 and the three months ended March 31, 2018 present our consolidated results of operations after giving pro forma effect to (i) the Reorganization Transactions and this offering, as described under “Organizational Structure,” as if such transactions occurred on January 1, 2017; (ii) the use of the estimated net proceeds to us from this offering, as described under “Use of Proceeds;” (iii) the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;” and (iv) a provision for corporate income taxes on the income attributable to GreenSky, Inc. at an effective rate of 22.37% for the three months ended March 31, 2018, and 38.41% for the year ended December 31, 2017, inclusive of all United States federal, state and local income taxes.

The unaudited Pro Forma Consolidated Balance Sheet is based on our historical unaudited Consolidated Balance Sheet as of March 31, 2018 and includes pro forma adjustments to give effect to (i) the Reorganization Transactions and this offering, as described under “Organizational Structure,” as if such transactions had occurred on March 31, 2018; (ii) the use of the estimated net proceeds from this offering, as described under “Use of Proceeds;” and (iii) the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” The unaudited Pro Forma Consolidated Statements of Operations are based on (i) our audited consolidated financial statements as of and for the year ended December 31, 2017, and (ii) our unaudited consolidated financial statements as of and for the three months ended March 31, 2018.

The unaudited pro forma consolidated financial statements have been prepared on the basis that we will be taxed as a corporation for United States federal and state income tax purposes and, accordingly, will become a taxpaying entity subject to United States federal and state income taxes, and should be read in conjunction with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions that we believe are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated below or that could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expense associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements and related notes are presented for illustrative purposes only. If this offering and other transactions contemplated herein had occurred in the past, our operating results might have been materially different from those presented in the unaudited pro forma financial statements. The unaudited pro forma consolidated financial statements should not be relied upon as an indication of operating results that our Company would have achieved if this offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited Pro Forma Consolidated Statements of Operations and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma consolidated financial statements.

GREENSKY, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
MARCH 31, 2018

	GS Holdings Historical	Reorganization Transactions Adjustments			GS Holdings Historical as Adjusted for the Reorganization Transactions	Offering Adjustments		GreenSky, Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	(dollars in thousands, except per share data)
Assets
Cash	$277,501		$(93,395	)(1)	$184,106	$(4,391	)(4)	$179,715
Restricted cash	141,677				141,677			141,677
Loan receivables held for sale, net	67,291				67,291			67,291
Accounts receivable, net	17,367				17,367			17,367
Related party receivables	457				457			457
Property, equipment and software, net	7,670				7,670			7,670
Other assets	9,363				9,363	(1,836	)(5)	7,527
Deferred tax assets	—		228,159	(2)	228,159			228,159

Total assets	$521,326		$134,764		$656,090	$(6,227)		$649,863

Liabilities, Temporary and Permanent Equity (Deficit)
Liabilities
Accounts payable	$11,899	$			$11,899	$(1,836	)(5)	$10,063
Accrued compensation and benefits	3,372				3,372			3,372
Other accrued expenses	940				940			940
Finance charge reversal liability	100,913				100,913			100,913
Term loan	388,555				388,555			388,555
Related party liabilities	1,472		(181	)(1)	1,291			1,291
Other liabilities	38,699		32	(1)	38,731	(684	)(4)	38,047
Amounts payable pursuant to Tax Receivable Agreement	—		208,997	(2)	208,997			208,997

Total liabilities	545,850		208,848		754,698	(2,520)		752,178

Commitments, Contingencies and Guarantees (Note 11 to Consolidated Financial Statements of GS Holdings)
Temporary Equity
Redeemable preferred units	430,348		(430,348	)(1)(3)	—			—
Temporary equity attributable to GreenSky, Inc.:
Class B common stock, par value $0.001 per share, 200,000,000 shares authorized on a pro forma basis; 134,353,227 shares issued and outstanding on a pro forma basis						134	(6)	134
Permanent Equity–GS Holdings
Paid-in capital	(553,901)		553,901(3)		—			—
Retained earnings	99,029		(99,029	)(1)(3)	—			—

Total permanent equity (deficit) attributable to GS Holdings	(454,872)		454,872		—			—
Permanent Equity–GreenSky, Inc.
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized on a pro forma basis; no shares issued or outstanding on a pro forma basis
Class A common stock, par value $0.01 per share, 300,000,000 shares authorized on a pro forma basis; 51,836,157 shares issued and outstanding on a pro forma basis			154		154	364	(7)	518
Additional paid-in capital			198,769	(2)	198,769	780,005	(4)(5)(7)	978,774
Retained earnings

Total permanent equity attributable to GreenSky, Inc.			198,923		198,923	780,369		979,292
Equity (deficit) attributable to noncontrolling interests			(297,531	)(3)	(297,531)	(784,210	)(6)(7)	(1,081,741)

Total permanent equity (deficit)	(454,872)		356,264		(98,608)	(3,841)		(102,449)

Total liabilities, temporary and permanent equity	$521,326		$134,764		$656,090	$(6,227)		$649,863

See Notes to Pro Forma Consolidated Balance Sheet

Notes to Pro Forma Consolidated Balance Sheet

(1)

Reflects the distribution of $93.4 million to GS Holdings existing unit holders and profits interests holders consisting of the following: (i) $71.8 million special distribution using the proceeds from the modified term loan executed as an amendment to the Credit Agreement on March 29, 2018 and cash from operations; (ii) $18.3 million tax-related distribution; and (iii) $3.3 million related to previously accrued 2017 special distributions.

(2)	Reflects adjustments to give effect to the Tax Receivable Agreement as a result of the Reorganization Transactions based on the following assumptions:

a.

We will record a deferred tax asset for the estimated income tax effects of the increase in the tax basis of the purchased interests and for payments under the Tax Receivable Agreement, which will give rise to additional tax benefits and additional potential payments under the Tax Receivable Agreement, based on a statutory tax rate of 23.47% (which includes a provision for United States federal, state and local income taxes);

b.

The deferred tax asset will be netted with a deferred tax liability reflecting the tax impact of the equity holders of the Former Corporate Investors exchanging their equity in the Former Corporate Investors for GreenSky, Inc. Class A common stock;

c.

We will record 85% of the estimated realizable tax benefit as an increase to the liability due to TRA Parties under the Tax Receivable Agreement and the remaining 15% of the estimated realizable tax benefit as an increase to total stockholders’ equity, which assumes that the initial net step-up is equal to the cash paid to the Exchanging Members;

d.	Assumes that there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets; and

e.

Assumes that no exchanges of Holdco Units have occurred other than those contemplated in connection with this offering. However, if all of the Continuing LLC Members were to exchange all of their Holdco Units for Class A common stock, we would recognize an additional deferred tax asset of approximately $910.1 million and an additional liability of approximately $773.6 million, assuming (i) all exchanges occur one year after this offering; (ii) a price of $23.00 per share; (iii) a corporate tax rate of 23.47%; (iv) we earn sufficient taxable income to realize the full tax benefits; and (v) there are no material changes in the relevant tax law.

(3)	Represents the reclassification of permanent and temporary equity in GS Holdings into noncontrolling interest in GreenSky, Inc. upon completion of the Reorganization Transactions.

(4)

Represents payment of certain costs associated with this offering, including registration and filing fees and certain legal, accounting and other related expenses using cash on hand, as well as a distribution to Original Profits Interests Holders related to previously accrued special distributions.

(5)

Represents the deferral of certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in our Consolidated Balance Sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(6)

Reflects the issuance to each of the Continuing LLC Members a number of shares of GreenSky, Inc. Class B common stock equal to the number of Holdco Units held by it (other than the Holdco Units that it will be exchanging in connection with this offering), for consideration in the amount of $0.001 per share of Class B common stock.

(7)	Represents adjustments to GreenSky, Inc. permanent equity reflecting the following:

a.	Receipt of offering proceeds of $874.0 million as a result of this offering;

b.

Payment of $830.3 million to purchase Holdco Units held by Exchanging Members and Former Corporate investors, as described under “Organizational Structure—Offering-Related Transactions,” $46.2 million of which reduced additional paid-in capital and $784.1 million of which reduced equity attributable to noncontrolling interests; and

c.	Payment of approximately $47.4 million of underwriting discounts and commissions and estimated offering expenses.

GREENSKY, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

	GS Holdings Historical	Reorganization Transactions Adjustments			GS Holdings Historical as Adjusted for the Reorganization Transactions	Offering Adjustments			GreenSky, Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	(dollars in thousands, except per share data)
Revenue
Transaction fees	$70,940	$			$70,940	$			$70,940
Servicing and other	14,386				14,386				14,386

Total revenue	85,326				85,326				85,326

Costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	36,130				36,130				36,130
Compensation and benefits	16,343				16,343				16,343
Sales and marketing	828				828				828
Property, office and technology	2,722				2,722				2,722
Depreciation and amortization	970				970				970
General and administrative	4,173				4,173				4,173
Related party expenses	583				583				583

Total costs and expenses	61,749				61,749				61,749

Operating profit	23,577				23,577				23,577

Other income/(expense), net
Interest income	1,320				1,320				1,320
Interest expense	(5,591)				(5,591)				(5,591)
Other gains/(losses)	(702)				(702)				(702)

Total other income/(expense), net	(4,973)				(4,973)				(4,973)

Income before income tax expense					18,604				18,604
Income tax expense			1,000	(1)	1,000		159	(1)	1,159

Net income	$18,604		$(1,000)		$17,604		$(159)		$17,445
Net income attributable to noncontrolling interests(4)			14,134	(2)	14,134		(710	)(3)	13,424

Net income attributable to GreenSky, Inc.			$3,470		$3,470		$551		$4,021

Per Share Data:
Pro forma weighted average shares of Class A common stock outstanding(4):
Basic									51,836,157
Diluted(5)									189,508,399
Pro forma net income available to Class A common stock per share:
Basic									$0.08
Diluted(5)									$0.08

See Notes to Pro Forma Consolidated Statement of Operations

GREENSKY, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

	GS Holdings Historical	Reorganization Transactions Adjustments			GS Holdings Historical as Adjusted for the Reorganization Transactions	Offering Adjustments			GreenSky, Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	(dollars in thousands, except per share data)
Revenue
Transaction fees	$278,958	$			$278,958	$			$278,958
Servicing and other	46,929				46,929				46,929

Total revenue	325,887				325,887				325,887

Costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	89,708				89,708				89,708
Compensation and benefits	54,650				54,650				54,650
Sales and marketing	2,198				2,198				2,198
Property, office and technology	10,062				10,062				10,062
Depreciation and amortization	3,983				3,983				3,983
General and administrative	14,876				14,876				14,876
Related party expenses	4,811				4,811				4,811

Total costs and expenses	180,288				180,288				180,288

Operating profit	145,599				145,599				145,599

Other income/(expense), net
Interest income	5,180				5,180				5,180
Interest expense	(7,536)				(7,536)				(7,536)
Other gains/(losses)	(4,575)				(4,575)				(4,575)

Total other income/(expense), net	(6,931)				(6,931)				(6,931)

Income before income tax expense					138,668				138,668
Income tax expense			12,797	(1)	12,797		2,032	(1)	14,829

Net income	$138,668		$(12,797)		$125,871		$(2,032)		$123,839
Net income attributable to noncontrolling interests(4)			105,352	(2)	105,352		(5,290	)(3)	100,062

Net income attributable to GreenSky, Inc.			$20,519		$20,519		$3,258		$23,777

Per Share Data:
Pro forma weighted average shares of Class A common stock outstanding(4):
Basic									51,836,157
Diluted(5)									189,508,399
Pro forma net income available to Class A common stock per share:
Basic									$0.46
Diluted(5)									$0.45

See Notes to Pro Forma Consolidated Statement of Operations

Notes to Pro Forma Consolidated Statement of Operations

(1)

Following the Reorganization Transactions and this offering, GreenSky, Inc. will be subject to United States federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of GS Holdings, which will result in higher income taxes than during our history as a limited liability company. As a result, the Pro Forma Consolidated Statements of Operations reflect adjustments to our provision for corporate income taxes to reflect an effective tax rate of 22.37% for the three months ended March 31, 2018 and 38.41% for the year ended December 31, 2017, which include a provision for United States federal income taxes and uses our estimates of the weighted average statutory rates apportioned to each state and local jurisdiction.

(2)

Reflects the issuance of GreenSky, Inc. Class A common stock upon exchange of the equity held by the Former Corporate Investors prior to our repurchase of Holdco Units and Class A common stock. GreenSky, Inc. will be the managing member of GS Holdings. GreenSky, Inc. will initially own 24.0% of the economic interest in GS Holdings, but will have 100% of the voting power and control the management of GS Holdings. The Continuing LLC Members will initially own the remaining 76.0% of the economic interest in GS Holdings, which will be accounted for as a noncontrolling interest in the future consolidated financial results of GreenSky, Inc. Immediately following the Reorganization Transactions, GS Holdings income before income taxes was attributable to the noncontrolling interest based on its ownership interest.

(3)

GreenSky, Inc. is the managing member of GS Holdings. Following this offering, GreenSky, Inc. will initially own 27.8% of the economic interest in GS Holdings, but will have 100% of the voting power and control the management of GS Holdings. The Continuing LLC Members will own the remaining 72.2% of the economic interest in GS Holdings, which will be accounted for as a noncontrolling interest in the future consolidated financial results of GreenSky, Inc. These amounts have been determined based on the assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised, the ownership percentage held by the noncontrolling interest would decrease to 69.3%.

(4)

The shares of Class B common stock of GreenSky, Inc. do not share in GreenSky, Inc. earnings and are, therefore, not allocated any net income attributable to the controlling and noncontrolling interests. As a result, the shares of Class B common stock are not considered participating securities and are, therefore, not included in the weighted average shares outstanding for purposes of computing net income available per share.

(5)

For purposes of applying the as-if converted method for calculating diluted earnings per share, we assumed that all Holdco Units are exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of Holdco Units (and cancellation of Class B common stock) for Class A common stock and, accordingly, the effect of such exchange has been included for calculating diluted pro forma net income available to Class A common stock per share. Giving effect to (i) the exchange of all Holdco Units (and cancellation of Class B common stock) for shares of Class A common stock and (ii) the vesting of all unvested Holdco Unit stock based compensation awards, diluted pro forma net income per share available to Class A common stock would be computed as follows:

	Year ended December 31, 2017	Three months ended March 31, 2018
Pro forma income before income taxes	$138,668	$18,604
Adjusted pro forma income taxes(a)	53,262	4,162

Adjusted pro forma net income to GreenSky, Inc. stockholders(b)	85,406	14,442
Weighted average shares of Class A common stock outstanding (assuming the exchange of all Holdco Units for shares of Class A common stock)(c)(d)	189,508	189,508
Pro forma diluted net income available to Class A common stock per share	$0.45	$0.08

(a)

Represents the implied provision for income taxes assuming the exchange of all Holdco Units in GS Holdings for shares of Class A common stock of GreenSky, Inc. using the same method applied in calculating the pro forma tax provision.

(b)

Assumes elimination of noncontrolling interest due to the assumed exchange of all Holdco Units (and cancellation of Class B common stock) for shares of Class A common stock of GreenSky, Inc. as of the beginning of the period.

(c)

The equity award units are converted to Holdco Units based on the treasury stock method and an as-if converted method is used to give effect to the exchange provisions of the Holdings LLC Agreement for the diluted weighted average share calculation.

(d)

We have granted 622,500 stock options to certain employees in connection with this offering, at an exercise price equal to the initial public offering price. Under the treasury stock method, assuming the stock options were granted at the beginning of the period at an exercise price equal to $23.00 per share (the initial public offering price), the effect of these stock options is anti-dilutive and has, therefore, been excluded from the computations of pro forma diluted net income per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Following the formation of GS Holdings, effective August 2017 the equity holders of GSLLC exchanged their equity interests in GSLLC for equity interests in GS Holdings in proportion to their existing ownership interests. The exchange was accounted for as a common control transaction resulting in a change in the reporting entity. As the entities were always under common control, we retrospectively adjusted the historical consolidated financial statements of GS Holdings as if the common control transaction had occurred as of the earliest period presented. The following discussion should be read in conjunction with the consolidated financial statements and related notes of GS Holdings included in this prospectus.

Share and per share amounts have been adjusted to reflect a 10-for-1 split as part of the Reorganization Transactions in this discussion and analysis of our financial condition and results of operations but have not been so adjusted in our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a leading technology company that powers commerce at the point of sale. Our platform facilitates merchant sales, while reducing the friction, and improving the economics, associated with a consumer making a purchase and a bank extending financing for that purchase. We had approximately 12,000 active merchants on our platform as of March 31, 2018 and, from our inception through March 31, 2018, merchants used our platform to enable approximately 1.7 million consumers to finance over $12 billion of transactions with our Bank Partners.

We have a strong recurring revenue model built upon repeat and growing usage by merchants. We derive most of our revenue and profitability from upfront transaction fees that merchants pay us every time they facilitate a transaction using our platform. Thus, our profitability is strongly correlated with merchant transaction volume. The transaction fee rate depends on the terms of financing selected by a consumer. In addition, we collect servicing fees on the loan portfolios we service for our Bank Partners.

We have achieved significant growth in active merchants, transaction volume, total revenue, net income and Adjusted EBITDA. Our low-cost go-to-market strategy, coupled with our recurring revenue model, has helped us generate strong margins. Transaction volume (as defined below) was $3.8 billion in 2017, representing an increase of 31% from $2.9 billion in 2016. Further, transaction volume was $1.0 billion in the three months ended March 31, 2018, representing an increase of 47% from $0.7 billion in the three months ended March 31, 2017. Active merchants (as defined below) totaled 12,231 as of March 31, 2018, representing an increase of 52% from 8,048 as of March 31, 2017. Our total revenue grew 23% from $264 million in 2016 to $326 million in 2017, net income grew 12% from $124 million in 2016 to $139 million in 2017, and Adjusted EBITDA grew 21% from $131 million in 2016 to $159 million in 2017. For the period ended March 31, 2018, total revenue was $85 million, net income was $19 million and Adjusted EBITDA was $27 million. For information regarding our use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, see “Prospectus Summary–Summary Historical and Pro Forma Consolidated Financial Data.”

The charts below demonstrate these upward trends:

Business Metrics

We review a number of operating and financial metrics, including the following, to evaluate our business, measure our performance, identify trends, formulate plans and make strategic decisions.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017

Active Merchants
Number	10,891	7,361	5,076	12,231	8,048
Percentage Increase	48%	45%		52%
Transaction Volume
Dollars (millions)	$3,767	$2,882	$2,076	$1,033	$705
Percentage Increase	31%	39%		47%
Loan Servicing Portfolio
Dollars (millions)	$5,390	$3,832	$2,561	$5,693	$4,018
Percentage Increase	41%	50%		42%
Cumulative Consumer Accounts
Number	1,565,166	1,077,400	692,428	1,709,364	1,181,230

Active Merchants. We define active merchants as home improvement merchants and healthcare providers that have submitted at least one consumer application during the 12 months ended at the date of measurement. Since our transaction volume is a function of the size, engagement and growth of our merchant network, active merchants, in aggregate, are an indicator of future revenue and profitability, although they are not directly correlated. As of March 31, 2018, we had 12,231 active merchants on our platform, representing an increase of 52% over 8,048 as of March 31, 2017.

Transaction Volume. We define transaction volume as the dollar value of loans facilitated on our platform during a given period. Transaction volume is an indicator of revenue and overall platform profitability and has grown substantially in the past several years. For the three months ended March 31, 2018, transaction volume was $1.0 billion, which represented an increase of 47% over $0.7 billion for the same period in 2017.

Loan Servicing Portfolio. We define our loan servicing portfolio as the aggregate outstanding consumer loan balance (principal plus accrued interest and fees) facilitated and serviced by our platform at the date of measurement. Our loan servicing portfolio is an indicator of our servicing activities. As of December 31, 2017, we had a loan servicing portfolio of $5.4 billion, representing an increase of 41% over $3.8 billion as of December 31, 2016. Our average loan servicing portfolio was $4.5 billion in 2017 and $3.2 billion in 2016. As of March 31, 2018, we had a loan servicing portfolio of $5.7 billion, representing an increase of 42% over $4.0 billion as of March 31, 2017. Our average loan servicing portfolio was $5.5 billion for the three months ended March 31, 2018 and $3.9 billion for the same period in 2017.

Cumulative Consumer Accounts. We define cumulative consumer accounts as the aggregate number of consumer accounts approved on our platform since our inception, including both existing and prior accounts. Although not directly correlated to revenue, cumulative consumer accounts is a measure of our brand awareness among consumers, as well as the value of the data we have been collecting from such consumers since our inception. We may use this data to support future growth by cross-marketing products and delivering potential additional customers to merchants who may not have been able to source those customers themselves. As of March 31, 2018, we had 1.7 million cumulative consumer accounts compared to 1.2 million as of March 31, 2017.

Factors Affecting our Performance

Growth in Active Merchants and Transaction Volume. Growth trends in active merchants and transaction volume are critical variables directly affecting our revenue and financial results. Both factors influence the number of loans funded on our platform and, therefore, the fees that we earn and the per unit cost of the services that we provide. Growth in active merchants and transaction volume will depend on our ability to retain our existing platform participants, add new participants and expand to new industry verticals. To support our efforts to increase our network of merchants, we expanded our sales and marketing groups, which focus on merchant acquisition, from 37 full-time-equivalents as of December 31, 2015 to 120 as of March 31, 2018.

Increasing Bank Partner Commitments. Bank Partner funding commitments are integral to the success of our program. Our ability to increase transaction volume and expand our loan servicing portfolio is dependent on securing sufficient commitments from our Bank Partners and adding new Bank Partners to our program. As of March 31, 2018, we had approximately $8.1 billion of total commitments from our Bank Partners, of which $2.6 billion were unused, and which should be sufficient to fund more than one year of originations based on an average rolling 12 months of origination volume. Our efforts to grow existing commitments from our Bank Partners and to attract new Bank Partners to our program is an integral part of our strategy.

Performance of the Loans our Bank Partners Originate. While our Bank Partners bear substantially all of the credit risk on their wholly-owned loan portfolios, Bank Partner credit losses and prepayments impact our profitability as follows:

•

Our contracts with our Bank Partners entitle us to incentive payments when the finance charges billed to borrowers exceed the sum of an agreed-upon portfolio yield, a fixed servicing fee and realized credit losses. This incentive payment varies from month to month, primarily due to the amount of realized credit losses.

•

With respect to deferred interest loans, we bill the consumer for interest throughout the deferred interest promotional period, but the consumer is not obligated to pay any interest if the loan is repaid in full before the end of the promotional period. We are obligated to remit this accumulated billed interest to our Bank Partners to the extent the loan principal balances are paid off within the promotional periods (each event, a “finance charge reversal” or “FCR”) even though the interest billed to the consumer is reversed. Our maximum FCR liability is limited to the gross amount of finance charges billed during promotional periods, offset by the collection of incentive payments from our Bank Partners during such periods and proceeds received from transfers of Charged-Off Receivables. Our profitability is impacted by the difference between the cash collected from the incentive payments and Charged-Off Receivables, and the cash to be remitted on a future date to settle our FCR liability. Our

FCR liability quantifies our expected future obligation to remit billed interest with respect to deferred interest loans.

•

If credit losses exceed an agreed-upon threshold, we make limited payments to our Bank Partners. Our maximum financial exposure is contractually limited to the escrow that we establish with each Bank Partner, which represented a weighted average target rate of 1.3% of the total outstanding principal balance as of March 31, 2018. Cash set aside to meet this requirement is classified as restricted cash in our Consolidated Balance Sheets.

For further discussion of our sensitivity to the credit risk exposure of our Bank Partners, see “Quantitative and Qualitative Disclosure About Market Risk—Credit Risk.”

General Economic Conditions and Industry Trends. Our results of operations are impacted by the relative strength of the overall economy and its effect on unemployment, consumer spending behavior and consumer demand for our merchants’ products and services. As general economic conditions improve or deteriorate, the amount of disposable income consumers have tends to fluctuate, which in turn impacts consumer spending levels and the willingness of consumers to take out loans to finance purchases. Specific economic factors such as interest rate levels, changes in monetary and related policies, market volatility, consumer confidence and, particularly, unemployment rates also influence consumer spending and borrowing patterns. In addition, trends within the industry verticals in which we operate affect consumer spending on the products and services our merchants offer in those industry verticals. For example, the strength of the national and regional real estate markets and trends in new and existing home sales impact demand for home improvement goods and services and, as a result, the volume of loans originated to finance these purchases. In addition, trends in healthcare costs, advances in medical technology, and increasing life expectancy are likely to impact demand for elective medical procedures and services.

Seasonality. Our operating results can vary from quarter to quarter as a result of seasonality in consumer spending and payment patterns. Our revenue growth generally is higher during the second and third quarters of the year as the weather improves, the residential real estate market becomes more active and consumers begin home improvement projects. During these periods, we tend to experience increased loan applications and, in turn, transaction volume. Conversely, our revenue growth generally slows during the first and fourth quarters of the year, as consumer spending on home improvement projects tends to slow leading up to the holiday season and through the winter months. As a result, growth in loan applications and transaction volume also tends to slow during these periods. Unlike the home improvement vertical, the elective healthcare vertical is less susceptible to quarter to quarter seasonality, as the volume of elective healthcare procedures tends to remain relatively constant throughout the year. Our seasonality trends may vary in the future as we introduce our program to new industry verticals and we become less concentrated in the home improvement industry.

The origination related and finance charge reversal components of our cost of revenue also are subject to these same seasonal factors, while the servicing related component of cost of revenue, in particular customer service staffing, printing and posting costs, is not as closely correlated to seasonal volume patterns. As transaction volume increases, the transaction volume related personnel costs, as well as costs related to credit and identity verification, among other activities, increase as well. Further, costs related to finance charge reversals are positively correlated to transaction volume in the same period of the prior year. As prepayments on deferred interest loans, which trigger finance charge reversals, typically are highest towards the end of the promotional period, and promotional periods are most commonly 12, 18 and 24 months, finance charge reversal settlements follow a similar seasonal pattern as transaction volumes over the course of a calendar year.

Components of Results of Operations

Revenue

We generate a substantial majority of our total revenue from transaction fees paid by merchants each time a consumer utilizes our platform to finance a purchase and, to a lesser extent, from fixed servicing fees on Bank Partner loans.

Transaction fees. We earn a specified transaction fee in connection with each purchase made by a consumer based on a loan’s terms and promotional features. Transaction fees are billed to, and collected directly from, the merchant and are considered to be earned at the time of the merchant’s transaction with the consumer. We also may earn a specified interchange fee in connection with purchases where payments are processed through a credit card payment network. Transaction fees constitute the majority of our total revenues, accounting for approximately 83% of our total revenues for the three months ended March 31, 2018.

Servicing and other. Servicing fees are derived from providing professional services to manage loan portfolios on behalf of our Bank Partners. We are entitled to collect servicing fees as part of the servicing agreements with our Bank Partners, which are paid monthly based upon an annual fixed percentage of the outstanding Bank Partner loan portfolio balance.

Cost of Revenue (exclusive of depreciation and amortization expense)

Origination and servicing costs. Origination and servicing costs consist primarily of compensation and benefits related to activities such as customer service and merchant underwriting. In addition, we incur processing fees on each transaction processed by our third-party transaction processor, costs for printing and postage related to consumer statement production and other costs related to consumer application review. We expect our origination and servicing related costs to decrease on a per unit basis as we realize greater economies of scale and the benefits of investments in these functions over the past few years.

Fair value change in FCR liability. Deferred interest loan products, which historically have represented a substantial portion of our transaction volume, have a feature whereby the consumer borrower is provided a promotional period to repay the loan principal balance in full without incurring finance charges. We bill interest accrued on the loan each month to the consumer throughout the promotional period and, if the loan is repaid in full before the end of the promotional period, the interest billed to the consumer is reversed. Under the terms of our contracts with our Bank Partners, we are obligated to remit this reversed billed interest to the Bank Partners.

The monthly billing of interest on deferred interest loan products triggers a potential future FCR liability for us, which qualifies as an embedded derivative. Fair value changes reflect the increase or decrease in our expected obligation to return billed interest to our Bank Partners in the future. Fair value changes in the FCR liability are partially offset by the receipt of monthly incentive payments from Bank Partners during the promotional period, which vary from month to month.

Our total FCR liability is recorded in our Consolidated Balance Sheets and is calculated at the end of each period as the following:

•	FCR liability beginning balance, plus

•

Receipts, which are comprised of, first, incentive payments from Bank Partners and, second, transfers of rights to previously charged-off loan receivables (“Charged-Off Receivables”) in exchange for cash. Incentive payments from Bank Partners are the surplus of finance charges billed to borrowers over an agreed-upon portfolio yield, a fixed servicing fee and realized net credit losses. Transfers of Charged-Off Receivables are cash payments we receive from third party investors for recovery interests in previously charged-off Bank Partner loans; minus

•	Settlements, which represent the remittance of previously billed, but uncollected, finance charges for loans that were paid off within the promotional period, plus

•	Fair value change in FCR liability, which represents an estimate of future settlements, equals

•	FCR liability ending balance

See Notes 1 and 3 to the consolidated financial statements of GS Holdings included in this prospectus for additional information on our FCR liability, including an illustration of the sensitivity of the fair value of our FCR liability to changes in the finance charge reversal rate and “Quantitative and Qualitative Disclosures about Market Risk—Credit risk” for additional information on the sensitivity of the fair value of our FCR liability to portfolio net credit losses.

Operating Expenses

Compensation and benefits. Compensation and benefits expenses primarily consist of salaries, benefits and share-based compensation for executive, information technology, sales and marketing, finance, legal, human resources, product management and other overhead-related activities.

Sales and marketing. Sales and marketing expenses, which exclude compensation and benefits, primarily relate to promotional activities and travel related expenses. The majority of our sales and marketing spend is “business-to-business” related, as we primarily attract new merchants to our program through trade shows, on-site visits with prospective merchants and other means.

Property, office and technology. Property, office and technology expenses primarily relate to technology, telecommunications and rent expense. These costs also include maintenance and security expenses associated with our facilities, as well as expenses related to phone and internet usage.

Depreciation and amortization. Depreciation and amortization expense is related to capitalizable computer hardware, furniture and leasehold improvements, as well as software, which is primarily internally developed. Computer hardware and software are expensed over three years, furniture is expensed over five years, and leasehold improvements are expensed over the shorter of the expected life of the asset or the remaining lease term.

General and administrative. General and administrative expenses primarily consist of legal, accounting, consulting and investment banking fees, recruiting and travel costs, as well as Bank Partner escrow expenses which represent our maximum exposure to our Bank Partners’ portfolio credit losses.

Related party expenses. Related party expenses primarily consist of rent expense, as we lease office space from a related party. In addition, we make equity-based payments to certain related parties.

Results of Operations

The following table summarizes our historical Consolidated Statement of Operations data:

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
	(dollars in thousands, except per unit data)
Revenue
Transaction fees	$278,958	$228,446	$152,678	$70,940	$54,921
Servicing and other	46,929	35,419	20,779	14,386	10,416

Total revenue	325,887	263,865	173,457	85,326	65,337

Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	89,708	79,145	36,506	36,130	23,299
Compensation and benefits	54,650	39,836	27,738	16,343	12,430
Sales and marketing	2,198	1,085	861	828	233
Property, office and technology	10,062	8,000	4,283	2,722	2,526
Depreciation and amortization	3,983	3,708	2,356	970	966
General and administrative	14,876	10,602	7,071	4,173	3,780
Related party expenses	4,811	1,678	1,536	583	511

Total costs and expenses	180,288	144,054	80,351	61,749	43,745

Operating profit	145,599	119,811	93,106	23,577	21,592
Other income/(expense), net	(6,931)	4,653	713	(4,973)	419

Net income	$138,668	$124,464	$93,819	$18,604	$22,011

Net income attributable to participating interests	35,449	25,233	17,594	5,571	4,979

Net income attributable to Class A unit holders	$103,219	$99,231	$76,225	$13,033	$17,032

Earnings per unit attributable to Class A unit holders:
Basic	$0.77	$0.74	$0.57	$0.10	$0.13

Diluted	$0.75	$0.72	$0.55	$0.10	$0.12

Pro forma net income attributable to Class A unit holders(1)	$63,576	$60,884	$47,898	$10,118	$10,381

Pro forma earnings per unit attributable to Class A unit holders:
Basic	$0.48	$0.46	$0.36	$0.08	$0.08

Diluted	$0.46	$0.44	$0.35	$0.07	$0.07

(1)

Pro forma net income represents net income attributable to Class A unit holders adjusted for income tax expense. Pro forma net income and pro forma earnings per unit attributable to Class A unit holders are supplemental measures of operating performance that do not represent, and should not be considered alternatives to, net income and earnings per unit attributable to Class A unit holders, as determined by GAAP. A reconciliation of pro forma net income to net income, the most directly comparable GAAP measure, is set forth below.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
	(dollars in thousands)
Numerator:
Net income attributable to Class A unit holders	$103,219	$99,231	$76,225	$13,033	$17,032
Pro forma income tax expense attributable to Class A unit holders(1)	39,643	38,347	28,327	2,915	6,651

Pro forma net income attributable to Class A unit holders	$63,576	$60,884	$47,898	$10,118	$10,381

(1)

Represents the tax effect of corporate income taxes with respect to our allocable share of any taxable income or loss generated by GS Holdings, at assumed effective tax rates of 38.41%, 38.64% and 37.16% for the years ended December 31, 2017, 2016 and 2015, respectively, and 22.37% and 39.05% for the three months ended March 31, 2018 and 2017, respectively. Amounts include provisions for United States federal income taxes, assuming the highest statutory rates apportioned to each applicable state and local jurisdiction. See Note 2 to the consolidated financial statements of GS Holdings included in this prospectus for a description of how we compute basic and diluted earnings per unit attributable to Class A unit holders.

Three Months Ended March 31, 2018 and 2017

Total Revenue

	Three months ended March 31,		$ Change	% Change
	2018	2017
	(dollars in thousands)
Transaction fees	$70,940	$54,921	$16,019	29%
Servicing and other	14,386	10,416	3,970	38%

Total revenue	$85,326	$65,337	$19,989	31%

Total revenue increased $20.0 million, or 31%, in the first three months of 2018 compared to the same period in 2017. The increase was primarily due to the net effect of a 29% increase in transaction fees, from $54.9 million in the first three months of 2017 to $70.9 million in the first three months of 2018. The increase in transaction fees was driven by a 47% increase in transaction volume. The impact of higher transaction volume was offset by a decrease in transaction fees earned per dollar originated from 7.79% in the first three months of 2017 to 6.87% in the same period in 2018. Transaction fee rates vary based on the financing terms selected by consumers at the point of sale and, in general, loans with higher annual percentage yields carry lower transaction fee rates. In the first three months of 2018, relative to the same period in 2017, we facilitated a larger volume of loans with higher annual percentage yields, resulting in the decrease in transaction fees earned per dollar originated. The impact of higher transaction volume was further offset by promotional pricing we offered to certain merchants during the first three months of 2018, which reduced transaction fees by $2.4 million.

The increase in servicing and other revenue was primarily attributable to an increase in our loan servicing portfolio, which grew 42% in size from March 31, 2017 to March 31, 2018. We earn fixed servicing fees from our Bank Partners on this portfolio.

Cost of revenue (exclusive of depreciation and amortization expense)

	Three months ended March 31,		$ Change	% Change
	2018	2017
	(dollars in thousands)
Origination related	$6,241	$4,383	$1,858	42%
Servicing related	8,379	5,447	2,932	54%
Fair value change in FCR liability	21,510	13,469	8,041	60%

Total cost of revenue (exclusive of depreciation and amortization expense)	$36,130	$23,299	$12,831	55%

Origination related

Origination related expenses increased $1.9 million, or 42%, in the first three months of 2018 compared to the same period in 2017. These expenses increased to support our 47% period over period transaction volume growth and primarily included the cost of our customer service staff that supports Bank Partner loan originations. Origination related expenses also included costs of credit and identity verification, loan document delivery and transaction processing.

Servicing related

Servicing related expenses increased $2.9 million, or 54%, in the first three months of 2018 compared to the same period in 2017. These expenses increased to support our 42% period over period loan servicing portfolio growth and primarily included the cost of our personnel (including dedicated call center personnel), printing and postage.

Fair value change in FCR liability

Calculations of our FCR liability for the three months ended March 31, 2018 and 2017 are included below, which highlight the activity that drove the increase in the fair value change in FCR liability included in our cost of revenue.

	Three months ended March 31,
	2018	2017
	(dollars in thousands)
Beginning balance	$94,148	$68,064
Receipts	28,093	20,419
Settlements	(42,838)	(28,771)
Fair value change in FCR liability	21,510	13,469

Ending balance	$100,913	$73,181

FCR related receipts were $28.1 million in the first three months of 2018, an increase of $7.7 million, or 38%, compared to the same period in 2017. Of this increase, $5.0 million was related to cash proceeds from transfers of Charged-Off Receivables to third party investors during the 2018 period. The remaining increase in receipts was attributable to incentive payments from Bank Partners, which were driven by 42% period-over-period growth in our loan servicing portfolio, partially offset by higher Bank Partner net credit losses as a percentage of their loan servicing portfolios as those portfolios seasoned.

Settlements, which represent the remittance to our Bank Partners of previously billed, but uncollected finance charges for loans that were paid off within the promotional period, increased $14.1 million, or 49%, in the first three months of 2018 compared to the same period in 2017. Settlement activity increased primarily as a result of continued growth in deferred interest loan product originations.

Fair value change in FCR liability increased $8.0 million, or 60%, in the first three months of 2018 compared to the same period in 2017. As of March 31, 2018, we had $124.6 million of billed finance charges on loans in promotional status, an increase of $33.4 million, or 37%, compared to $91.2 million as of March 31, 2017. Further, our assumed weighted average future reversal rate on these billed finance charges was 89.2% as of March 31, 2018, an increase from 87.9% as of March 31, 2017, which was reflective of the continued strong correlation between the high credit and income quality of our consumers and their propensity to pay off loans during their promotional periods.

Compensation and benefits

	Three months ended March 31,		$ Change	% Change
	2018	2017
	(dollars in thousands)
Compensation and benefits	$16,343	$12,430	$3,913	31%

Compensation and benefits expense increased $3.9 million, or 31%, in the first three months of 2018 compared to the same period in 2017. The increase was primarily driven by increased headcount. Headcount for employees not included in cost of revenue averaged 384 in the first three months of 2018 compared to 322 in the same period in 2017, an increase of 19%. Management expects compensation and benefits to increase for the full year 2018 compared to 2017 as we continue to add headcount, particularly in our sales and marketing and technology functions.

Included in compensation and benefits expense is share-based compensation expense. See Note 10 to the consolidated financial statements of GS Holdings included in this prospectus for discussion of unrecognized compensation costs related to non-vested Unit Options as of March 31, 2018 and the weighted average remaining service period over which those costs will be recognized, which will impact compensation and benefits expense in future periods.

Sales and marketing

	Three months ended March 31,		$ Change	% Change
	2018	2017
	(dollars in thousands)
Sales and marketing	$828	$233	$595	255%

Sales and marketing expense increased $0.6 million, or 255%, in the first three months of 2018 compared to the same period in 2017. The increase was primarily due to an increase in digital marketing and advertising fees, as well as personnel travel expenses. We expect sales and marketing expenditures to continue to become more significant in the remainder of 2018 as we work to further increase brand recognition, communicate our program benefits to new and prospective merchants and further develop our direct-to-consumer strategy.

Property, office and technology

	Three months ended March 31,		$ Change	% Change
	2018	2017
	(dollars in thousands)
Property, office and technology	$2,722	$2,526	$196	8%

Property, office and technology expense increased $0.2 million, or 8%, in the first three months of 2018 compared to the same period in 2017. The increase was primarily driven by an increase of $0.4 million in hosting and software licensing and subscription costs, partially offset by a decrease of $0.2 million in external software development and consulting expense.

Depreciation and amortization

	Three months ended March 31,		$ Change	% Change
	2018	2017
	(dollars in thousands)
Depreciation	$565	$447	$118	26%
Amortization	405	519	(114)	(22)%

Total depreciation and amortization	$970	$966	$4	—%

Total depreciation and amortization expense remained flat in the first three months of 2018 compared to the same period in 2017, which reflects the absence of major capital expenditures during both periods and a steady state of current period capitalization roughly approximating asset write-offs. In the future, our capital expenditures could exceed asset write-offs as we invest to meet our infrastructure needs or as we internally develop new software.

General and administrative

	Three months ended March 31,		$ Change	% Change
	2018	2017
	(dollars in thousands)
General and administrative	$4,173	$3,780	$393	10%

General and administrative expense increased $0.4 million, or 10%, in the first three months of 2018 compared to the same period in 2017. The increase was primarily due to $1.1 million of third party costs, including legal and debt arrangement costs, associated with the amendment of our Credit Agreement (defined herein). Further, escrow expense related to our Bank Partner relationships increased $0.4 million due to declines in Bank Partner loan credit performance. These costs were offset by a decrease in financial advisory fees primarily related to a $1.0 million charge in connection with increasing one of our Bank Partner funding commitments in the first three months of 2017.

Related party expenses

	Three months ended March 31,		$ Change	% Change
	2018	2017
	(dollars in thousands)
Related party expenses	$583	$511	$72	14%

Related party expenses increased $0.1 million, or 14%, in the first three months of 2018 compared to the same period in 2017. The increase was primarily driven by rent expense on space that we lease from a related party.

Other income/(expense), net

	Three months ended March 31,		$ Change	% Change
	2018	2017
	(dollars in thousands)
Interest income	$1,320	$936	$384	41%
Interest expense	(5,591)	(64)	(5,527)	N/A
Other gains/(losses)	(702)	(453)	(249)	(55)%

Total other income/(expense), net	$(4,973)	$419	$(5,392)	N/A

We had total other expense, net of $5.0 million in the first three months of 2018 compared to total other income, net of $0.4 million in the same period in 2017, a change of $5.4 million. The change was largely driven by interest expense incurred in the first three months of 2018 related to our term loan that was established in August 2017 and amended in March 2018. The interest expense incurred in the first three months of 2017 was related to a credit facility that was established in February 2017 and terminated in August 2017. See Note 7 to the consolidated financial statements of GS Holdings included in this prospectus for additional information regarding the term loan.

The increase in interest income for the first three months of 2018 compared to the same period in 2017 was largely driven by a higher average gross balance of loan receivables held for sale combined with higher average annual percentage yield. Gross loan receivables held for sale averaged $71.4 million in the first three months of 2018 compared to $61.8 million in the same period in 2017, a 16% increase, and average annual percentage yield on loan receivables held for sale was 6.56% in the first three months of 2018 compared to 5.94% in the same period in 2017, a 10% increase. The increase in other losses was primarily driven by an increase of $0.2 million in the provision for losses on loan receivables held for sale related to the increase in average balance of such receivables held for sale.

Years Ended December 31, 2017, 2016 and 2015

Total Revenue

	Year ended December 31,			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Transaction fees	$278,958	$228,446	$152,678	$50,512	22%	$75,768	50%
Servicing and other	46,929	35,419	20,779	11,510	32%	14,640	70%

Total revenue	$325,887	$263,865	$173,457	$62,022	24%	$90,408	52%

2017 Compared to 2016. Total revenue increased $62.0 million, or 24%, in 2017 compared to 2016. The increase was primarily due to a 22% increase in transaction fees from $228.4 million in 2016 to $279.0 million in 2017. The increase in transaction fees was driven by a 31% increase in transaction volume. The impact of higher transaction volume was offset by a decrease in transaction fees earned per dollar originated from 7.93% in 2016 to 7.40% in 2017. Transaction fee rates vary based on the financing terms selected by consumers at the point of sale and, in general, loans with higher annual percentage yields carry lower transaction fee rates. In 2017, relative to 2016, we facilitated a larger volume of loans with higher annual percentage yields, resulting in the decrease in transaction fees earned per dollar originated.

The increase in servicing and other revenue was primarily attributable to an increase in our loan servicing portfolio, which grew 41% in size from 2016 to 2017. We earn fixed servicing fees from our Bank Partners on this portfolio.

2016 Compared to 2015. Total revenue increased $90.4 million, or 52%, in 2016 compared to 2015. The increase was primarily due to a 50% increase in transaction fees from $152.7 million in 2015 to $228.4 million in 2016. The increase in transaction fees was driven by a 39% increase in transaction volume combined with an increase in transaction fees earned per dollar originated from 7.35% in 2015 to 7.93% in 2016.

The increase in servicing and other revenue was primarily attributable to an increase in our loan servicing portfolio, which grew 50% in size from 2015 to 2016. The period over period increase in servicing and other was also driven by more Bank Partners paying us a fixed servicing fee during 2016 as compared to 2015.

Cost of revenue (exclusive of depreciation and amortization expense)

	Year ended December 31,			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Origination related	$21,292	$19,094	$13,185	$2,198	12%	$5,909	45%
Servicing related	25,121	18,548	14,051	6,573	35%	4,497	32%
Fair value change in FCR liability	43,295	41,503	9,270	1,792	4%	32,233	348%

Total cost of revenue (exclusive of depreciation and amortization expense)	$89,708	$79,145	$36,506	$10,563	13%	$42,639	117%

Origination related

2017 compared to 2016. Origination related expenses increased $2.2 million, or 12%, in 2017 compared to 2016. These expenses increased to support our 31% year over year transaction volume growth and primarily included the cost of our customer service staff that supports Bank Partner loan originations. Origination related expenses also included costs of credit and identity verification, loan document delivery and transaction processing.

2016 compared to 2015. Origination related expenses increased $5.9 million, or 45%, in 2016 compared to 2015. These expenses increased to support our 39% year over year transaction volume growth. They primarily included the cost of our customer service staff that supports Bank Partner loan originations, including hiring additional customer service staff.

Servicing related

2017 compared to 2016. Servicing related expenses increased $6.6 million, or 35%, in 2017 compared to 2016. These expenses increased to support our 41% year over year loan servicing portfolio growth. They primarily included the cost of our personnel (including dedicated call center personnel), printing and postage.

2016 compared to 2015. Servicing related expenses increased $4.5 million, or 32%, in 2016 compared to 2015. These expenses increased to support our 50% year over year loan servicing portfolio growth. They primarily included the cost of our personnel (including dedicated call center personnel), printing and postage.

Fair value change in FCR liability

Calculations of our FCR liability for 2015 through 2017 are included below, which highlight the activity in each subsequent year that drove the increases in the fair value change in FCR liability included in our cost of revenue.

	December 31,
	2017	2016	2015
	(dollars in thousands)
Beginning balance	$68,064	$49,459	$27,906
Receipts	109,818	79,508	80,826
Settlements	(127,029)	(102,406)	(68,543)
Fair value change in FCR liability	43,295	41,503	9,270

Ending balance	$94,148	$68,064	$49,459

2017 Compared to 2016. FCR related receipts were $109.8 million in 2017, an increase of $30.3 million, or 38%, compared to 2016. Of this increase, $19.0 million was related to cash proceeds from transfers of Charged-Off Receivables to third party investors during 2017. The remaining increase in receipts was attributable to incentive payments from Bank Partners, which were driven by 41% year over year growth in our loan servicing portfolio, partially offset by higher

Bank Partner net credit losses as a percentage of their loan servicing portfolios as those portfolios seasoned.

Settlements, which represent the remittance to our Bank Partners of previously billed, but uncollected finance charges for loans that were paid off within the promotional period, increased $24.6 million, or 24%, in 2017 compared to 2016. Settlement activity increased primarily as a result of continued growth in deferred interest loan product originations.

Fair value change in FCR liability increased $1.8 million, or 4%, in 2017 compared to 2016. As of December 31, 2017, we had $115.5 million of billed finance charges on loans in promotional status, an increase of $32.0 million, or 38%, compared to $83.5 million as of December 31, 2016. Further, our assumed weighted average future reversal rate on these billed finance charges was 89.0% as of December 31, 2017, a modest increase from 88.3% as of December 31, 2016, which was reflective of the continued strong correlation between the high credit and income quality of our consumers and their propensity to pay off loans during their promotional periods.

2016 Compared to 2015. FCR related receipts were $79.5 million in 2016, a decrease of $1.3 million, or 2%, compared to 2015. Receipts were comprised entirely of incentive payments from Bank Partners. The decrease was reflective of higher Bank Partner credit losses in 2016 as compared to 2015.

Settlements increased $33.9 million, or 49%, in 2016 compared to 2015, primarily as a result of growth in deferred interest loan product originations.

Fair value change in FCR liability increased $32.2 million, or 348%, in 2016 compared to 2015. As of December 31, 2016, we had $83.5 million of billed finance charges on loans in promotional status, an increase of $21.2 million, or 34%, compared to $62.3 million as of December 31, 2015. Further, our assumed weighted average future reversal rate on these billed finance charges was 88.3% as of December 31, 2016, an increase over 86.0% as of December 31, 2015, which was reflective of a trend of an increased percentage of customers paying off their loan balances in full during the promotional period, particularly as originations of deferred interest products with longer deferred interest periods increased.

We anticipate that cost of revenue will increase for the foreseeable future as we expand our capacity to support increased loan origination volume and increasing loan servicing portfolio. Further, because deferred interest loan products will continue to be an important loan offering by our Bank Partners and merchants to consumers, we expect increased fair value additions to our FCR liability.

Compensation and benefits

	Year ended December 31,			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Compensation and benefits	$54,650	$39,836	$27,738	$14,814	37%	$12,098	44%

2017 Compared to 2016. Compensation and benefits expense increased $14.8 million, or 37%, in 2017 compared to 2016. The increase was primarily driven by increased headcount. Headcount for employees not included in cost of revenue averaged 346 in 2017 compared to 263 in 2016, an increase of 32%. Management expects compensation and benefits to increase in 2018 compared to 2017 as we continue to add headcount, particularly in our sales and marketing and technology functions.

Included in compensation and benefits expense is share-based compensation expense. See Note 10 to the consolidated financial statements of GS Holdings included in this prospectus for discussion of unrecognized compensation costs related to non-vested Unit Options as of December 31, 2017 and the weighted average remaining service period over which those costs will be recognized, which will impact compensation and benefits expense in future periods.

2016 Compared to 2015. Compensation and benefits expense increased $12.1 million, or 44%, in 2016 compared to 2015. The increase was primarily driven by increased headcount. Headcount for employees not included in cost of revenue averaged 263 in 2016 compared to 184 in 2015, an increase of 43%. The largest headcount increases were in the sales and marketing and technology functions.

Sales and marketing

	Year ended December 31,			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$2,198	$1,085	$861	$1,113	103%	$224	26%

2017 Compared to 2016. Sales and marketing expense increased $1.1 million, or 103%, in 2017 compared to 2016. The increase was primarily due to an increase in trade show and travel expenses and expenses unique to 2017 related to increased digital marketing efforts. We expect sales and marketing expenditures to become more significant in 2018 as we work to further increase brand recognition, communicate our program benefits to new and prospective merchants and further develop our direct-to-consumer strategy.

2016 Compared to 2015. Sales and marketing expense increased $0.2 million, or 26%, in 2016 compared to 2015. The increase was primarily due to an increase in trade show expenses.

Property, office and technology

	Year ended December 31,			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Property, office and technology	$10,062	$8,000	$4,283	$2,062	26%	$3,717	87%

2017 Compared to 2016. Property, office and technology expense increased $2.1 million, or 26%, in 2017 compared to 2016. The increase was primarily driven by increases of $1.4 million in hosting and software licensing and subscription costs, $0.3 million in external software development and consulting and $0.2 million in rent expense.

2016 Compared to 2015. Property, office and technology expense increased $3.7 million, or 87%, in 2016 compared to 2015. The increase was primarily driven by increases of $1.3 million in external software development and software maintenance costs, $0.8 million in software licenses and $0.9 million in rent expense. The increase was additionally attributable to expenses related to enterprise hosting services and computer hardware.

Depreciation and amortization

	Year ended December 31,			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Depreciation	$2,149	$1,757	$830	$392	22%	$927	112%
Amortization	1,834	1,951	1,526	(117)	(6)%	425	28%

Total depreciation and amortization	$3,983	$3,708	$2,356	$275	7%	$1,352	57%

2017 Compared to 2016. Total depreciation and amortization expense increased $0.3 million or 7%, in 2017 compared to 2016. The increase was driven by increases in computer hardware and leasehold improvement spend to support our growing infrastructure needs over the past year. The slight decline in amortization expense in 2017 compared to 2016 was primarily attributable to a decline in capitalized information technology projects.

2016 Compared to 2015. Total depreciation and amortization expense increased $1.4 million, or 57%, in 2016 compared to 2015. The increase was driven by increased infrastructure expenses, as well as increased capitalization of internally-developed software costs.

General and administrative

	Year ended December 31,			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
General and administrative	$14,876	$10,602	$7,071	$4,274	40%	$3,531	50%

2017 Compared to 2016. General and administrative expense increased $4.3 million, or 40%, in 2017 compared to 2016. The increase was due in part to a $1.0 million increase in financial advisory fees paid in connection with increasing one of our Bank Partner funding commitments. Further, an increase of $2.8 million year over year was attributable to legal and accounting fees primarily incurred in preparation of becoming a public company. Lastly, escrow expense related to our Bank Partner relationships increased $2.0 million year over year due to declines in Bank Partner loan credit performance. These costs were offset by a decrease in compliance costs primarily related to a $1.0 million one-time state licensing requirement in 2016.

2016 Compared to 2015. General and administrative expense increased $3.5 million, or 50%, in 2016 compared to 2015. The increase was primarily due to a $1.0 million increase in compliance costs associated with a one-time state licensing requirement, a $0.9 million increase in the provision for doubtful accounts receivable, which rose due to higher write-offs, a $0.4 million increase in escrow expense related to our Bank Partner relationships, as well as increases in certain personnel-related costs, including recruiting fees and meals and travel expenses, which were positively correlated with our growing workforce.

Related party expenses

	Year ended December 31,			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Related party expenses	$4,811	$1,678	$1,536	$3,133	187%	$142	9%

2017 Compared to 2016. Related party expenses increased $3.1 million, or 187%, in 2017 compared to 2016. The increase was primarily driven by $2.6 million in fees due to an affiliate of one of the members of the board of managers in connection with finalizing our August 2017 term loan transaction. These costs were not directly attributable to the term loan and, therefore, were expensed as incurred, rather than deferred against the term loan balance. Further, rent expense increased $0.4 million related to a slight increase in the amount of space that we lease from a related party to accommodate our growing workforce.

2016 Compared to 2015. Related party expenses increased $0.1 million, or 9%, in 2016 compared to 2015. Related party expenses in 2016 were relatively flat compared to 2015 due to minimal incremental activity associated with our premises leased from a related party.

Other income/(expense), net

	Year ended December 31,			2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Interest income	$5,180	$7,302	$1,912	$(2,122)	(29)%	$5,390	282%
Interest expense	(7,536)	—	—	(7,536)	N/A	—	—
Other gains/(losses)	(4,575)	(2,649)	(1,199)	(1,926)	73%	(1,450)	121%

Total other income/(expense), net	$(6,931)	$4,653	$713	$(11,584)	N/A	$3,940	553%

2017 Compared to 2016. We had total other expense, net of $6.9 million in 2017 compared to total other income, net of $4.7 million in 2016, a change of $11.6 million. The change was largely driven by interest expense incurred in 2017 related to the term loan, which was established in 2017, and Credit Facility (as defined below), which was both established and terminated in 2017. See Note 7 to the consolidated financial statements of GS Holdings included in this prospectus for additional information regarding our borrowings. The decrease in interest income for 2017 compared to 2016 was largely driven by a lower average balance of loan receivables held for sale combined with lower average annual percentage yield. Loan receivables held for sale averaged $88.9 million in 2017 compared to $90.6 million in 2016, a 2% decrease, and average annual percentage yield on loan receivables held for sale was 5.80% in 2017 compared to 7.99% in 2016, a 27% decrease. Further, the increase in other losses was primarily driven by a loss of $2.1 million in 2017 related to the impacts of the initial recognition of, and subsequent fair value changes in, our servicing liabilities associated with transfers of Charged-Off Receivables, which were new in 2017.

2016 Compared to 2015. Total other income, net increased $3.9 million in 2016 compared to 2015. The change was largely driven by an increase in interest income partially offset by an increase in other losses. The increase in interest income was primarily related to a higher average balance of loan receivables held for sale, partially offset by lower average annual percentage yield. Loan receivables held for sale averaged $90.6 million in 2016 compared to $16.0 million in 2015, a 466% increase, while average annual percentage yield on loan receivables held for sale was 7.99% in 2016 compared to 11.50% in 2015, a 31% decrease. The increase in other losses was primarily driven by higher credit losses on loan receivables held for sale during 2016 compared to 2015.

Quarterly Consolidated Results of Operations Data

The following table sets forth our unaudited quarterly consolidated results of operations data for each of the nine quarters in the period ended March 31, 2018. We have prepared the unaudited quarterly data on a basis consistent with the audited consolidated financial statements of GS Holdings. The unaudited quarterly data contains all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair statement of this data. This information should be read in conjunction with the audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our results of operations for certain periods are not necessarily indicative of the results that may be expected for the full year. Further, our historical results are not necessarily indicative of our results in any future period.

	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(dollars in thousands, except per unit data)
Revenue
Transaction fees	$44,775	$60,875	$65,255	$57,541	$54,921	$71,452	$76,170	$76,415	$70,940
Servicing and other	7,266	7,934	9,527	10,692	10,416	10,968	12,146	13,399	14,386

Total revenue	52,041	68,809	74,782	68,233	65,337	82,420	88,316	89,814	85,326
Costs and expenses
Cost of revenue	16,107	16,422	21,461	25,155	23,299	23,193	22,036	21,180	36,130
Compensation and benefits	9,571	9,890	10,262	10,113	12,430	13,167	14,880	14,173	16,343
Sales and marketing	396	214	164	311	233	339	328	1,298	828
Property, office and technology	1,729	2,124	2,051	2,096	2,526	2,754	2,752	2,030	2,722
Depreciation and amortization	764	917	1,006	1,021	966	909	923	1,185	970
General and administrative	1,621	2,484	2,299	4,198	3,780	4,226	4,225	2,645	4,173
Related party expenses	415	413	411	439	511	493	3,080	727	583

Total costs and expenses	30,603	32,464	37,654	43,333	43,745	45,081	48,224	43,238	61,749

Operating profit	21,438	36,345	37,128	24,900	21,592	37,339	40,092	46,576	23,577
Total other income/(expense), net	528	1,066	1,594	1,465	419	1,254	(1,930)	(6,674)	(4,973)

Net income	$21,966	$37,411	$38,722	$26,365	$22,011	$38,593	$38,162	$39,902	$18,604

Earnings per unit attributable to Class A unit holders(1)(2):
Basic	$0.13	$0.23	$0.23	$0.16	$0.13	$0.22	$0.21	$0.22	$0.10

Diluted	$0.13	$0.22	$0.22	$0.15	$0.12	$0.21	$0.21	$0.21	$0.10

(1)	See Note 2 to the consolidated financial statements of GS Holdings included elsewhere in this prospectus for a description of how we compute basic and diluted earnings per unit.

(2)

The sum of the quarterly earnings per unit amounts may not agree to the year-to-date earnings per unit amounts as reported in our Consolidated Statements of Operations. We calculate earnings per unit based on the weighted average number of units outstanding during the reporting period. The average number of units fluctuates throughout the year and can, therefore, produce a year-to-date result that does not agree to the sum of the individual quarters.

Our operating results can vary from quarter to quarter as a result of seasonality in consumer spending and payment patterns. Our revenue growth generally is higher during the second and third quarters of the year as the weather improves, the residential real estate market becomes more active and consumers begin home improvement projects. During these periods, we tend to experience increased loan applications and, in turn, transaction volume. Conversely, our revenue growth generally slows during the first and fourth quarters of the year, as consumer spending on home improvement projects tends to slow leading up to the holiday season and through the winter months. We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. See “—Factors Affecting our Performance—Seasonality.”

Quarterly Revenue Trends

Our quarterly total revenue increased over the equivalent quarter in the prior year for each period presented, primarily due to the acquisition of new merchants as well as overall growth in transaction volume. We cannot assure you that this pattern of period-over-period growth in total revenue will continue.

Quarterly Expense Trends

Our quarterly costs of revenue increased over the equivalent quarter in the prior year for each period presented, primarily due to the increase in size of our loan servicing portfolio, which has resulted in sequentially higher quarterly fair value changes in our finance charge reversal liability. We anticipate that this effect will continue as we grow transaction volume.

Quarterly costs and expenses, excluding costs of revenue, increased over the equivalent quarter in the prior year for each period presented due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract new merchants.

Quarterly Other Income/(Expense) Trends

Other income/(expense) is comprised primarily of interest income from our loan receivables held for sale and interest expense on our term loan. Beginning in the period ended September 30, 2017, when we entered into our Credit Agreement (defined herein), interest expense exceeded interest income. This also resulted in lower net income in the quarterly period ended March 31, 2018 relative to the comparable prior year quarter.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from operations. Cash and restricted cash totaled $419.2 million as of March 31, 2018, an increase of $65.3 million from December 31, 2017. Restricted cash, which had a balance of $141.7 million as of March 31, 2018 compared to a balance of $67.7 million as of March 31, 2017, is not available to GreenSky to fund operations or for general corporate purposes. The most significant cash flow activities for the three months ended March 31, 2018 consisted of $35.5 million of cash generated from operations, partially offset by $0.8 million of cash used for capital expenditures. Another $30.6 million of cash was provided by financing activities, highlighted by net proceeds from our modified term loan, offset by distributions to members.

Our short-term liquidity needs primarily include funding Bank Partner escrow balances and interest payments on our term loan. We currently generate sufficient cash from our operations to meet these short-term needs. Additionally, we have a $100 million revolving loan facility that is available to supplement our cash from operations in satisfying our short-term liquidity needs. We currently anticipate that our available funds, including our revolving loan facility and cash flow from operations, will be sufficient to meet our operational cash needs for the foreseeable future.

GreenSky, Inc. is a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund all of our operations and expenses. We will depend on the payment of distributions by our current and future subsidiaries, including GS Holdings and GSLLC, and such distributions may be restricted as a result of regulatory restrictions, state law regarding distributions by a limited liability company to its members, or contractual agreements, including agreements governing their indebtedness. For a discussion of those restrictions, see “Risk Factors—Risks Related to Our Organizational Structure—We are a holding company with no operations of our own and, as such, depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.”

In particular, the Credit Agreement relating to GS Holdings’ term loan and revolving loan facility contains certain negative covenants prohibiting GS Holdings and GSLLC from making cash dividends or distributions unless certain financial tests are met. In addition, while there are exceptions to these prohibitions, such as an exception that permits GS Holdings to pay our operating expenses, these exceptions apply only when there is not a default under the Credit Agreement. We currently anticipate that such restrictions will not impact our ability to meet our cash obligations.

Cash flows

We prepare our Consolidated Statements of Cash Flows using the indirect method, under which we reconcile net income to cash flows provided by/(used in) operating activities by adjusting net income for those items that impact net income, but may not result in actual cash receipts or payments during the period. The following table provides a summary of our operating, investing and financing cash flows for the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
	(dollars in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by/(used in) operating activities	$160,394	$121,943	$118,173	$35,548	$(8,661)
Net cash used in investing activities	$(4,135)	$(4,666)	$(3,251)	$(792)	$(1,111)
Net cash provided by/(used in) financing activities	$(30,535)	$725	$(40,487)	$30,584	$(23,408)

Our restricted cash balance totaled $141.7 million as of March 31, 2018 and was comprised of three components: $70.9 million represented the amounts that we have escrowed with Bank Partners as limited protection to the Bank Partners in the event of excess Bank Partner portfolio credit losses; $44.7 million represented an additional restricted cash balance that we maintained for certain Bank Partners related to our FCR liability; and $26.1 million represented certain custodial in-transit loan funding and consumer borrower payments that we were restricted from using for our operations. The restricted cash balances related to our FCR liability and our custodial balances were not included in our evaluation of restricted cash usage, as these balances are not held as part of a financial guarantee arrangement. See Note 11 to the consolidated financial statements of GS Holdings included in this prospectus for further discussion of restricted cash held as escrow with Bank Partners.

Cash provided by/(used in) operating activities

Three months ended March 31, 2018 vs. 2017. Cash flows provided by operating activities were $35.5 million during the first three months of 2018 compared to cash flows used in operating activities of $8.7 million in the same period in 2017. Net income of $18.6 million and $22.0 million for the 2018 and 2017 periods, respectively, was adjusted for certain non-cash items of $3.4 million and $1.7 million, respectively, which were predominantly related to depreciation, amortization, equity-based expense and provision for bad debt.

Sources of operating cash in the first three months of 2018 and 2017 were primarily driven by earnings and increases in our FCR liability of $6.8 million and $5.1 million, respectively, which were largely driven by increases in originations of promotional loans. An additional $6.1 million source of cash in the 2018 period was related to loan receivables held for sale, for which our net receipts from customer payments exceeded our purchases during the period. Comparatively, loan receivables held for sale drove a $45.4 million use of cash in the 2017 period due to our purchases exceeding our net receipts from customer payments. The lower purchases of loan receivables held for sale in the 2018 period compared to the 2017 period is reflective of the expansion of our Bank Partner network and extension of their credit policies, enabling them to purchase these receivables. A further source of cash in both the 2018 and 2017 periods was from increases of $5.0 million and $9.3 million, respectively, in accounts payable associated with expected settlements with our Bank Partners.

Year ended December 31, 2017 vs. 2016. Cash flows provided by operating activities were $160.4 million during 2017 compared to $121.9 million in 2016. Net income of $138.7 million and $124.5 million for 2017 and 2016, respectively, was adjusted for certain non-cash items of $11.8 million and $6.2 million, respectively, which were predominantly related to depreciation, amortization, equity-based expense and, for 2017, the fair value change in our servicing liabilities. Sources of operating cash in 2017 and 2016 were primarily driven by earnings and increases in our

FCR liability of $26.1 million and $18.6 million, respectively. The increases year over year were driven largely by increases in promotional loans. Further, we had lower purchases of loan receivables held for sale in 2017 as compared to 2016, which is reflective of the expansion of our Bank Partner network and their credit policies. An additional source of cash in 2017 was from Bank Partner settlements.

Year ended December 31, 2016 vs. 2015. Cash flows from operating activities of $121.9 million in 2016 and $118.2 million in 2015 primarily resulted from net income of $124.5 million and $93.8 million, respectively, adjusted for certain non-cash items of $6.2 million and $3.7 million, respectively, which predominantly were related to depreciation, amortization and equity-based expense. A source of cash during both 2016 and 2015 was related to increases in our FCR liability of $18.6 million and $21.6 million, respectively.

An additional source of cash in 2016 was related to the collection of deposits of $5.8 million compared to a use of cash related to deposits of $1.1 million in 2015. During 2015, we posted a $5.8 million deposit with our transaction processor, which served as pre-funding for Bank Partner transactions that had been processed by the transaction processor, but not yet funded by the Bank Partners. Starting in 2016, the Bank Partners provided the requisite funding to our transaction processor to cover the initial funding of processed transactions and, thus, the Company recorded no deposit balance as of December 31, 2016 related to this arrangement.

Lastly, the $4.3 million year over year increase in cash provided from other liabilities primarily related to increases in accrued rebates of $2.6 million, deferred lease liabilities of $1.0 million and accrued compensation of $1.5 million.

In 2016, these increases were partially offset by a use of cash of $39.4 million related to loan receivables held for sale purchases compared to a source of cash from loan receivables held for sale of $3.4 million in 2015. The increased use of cash in 2016 was indicative of increased origination volume on our platform of 39% period over period, as well as the introduction of material new loan products during the period.

Cash used in investing activities

Detail of the cash used in investing activities is included below for each period.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
	(in millions)
Computer hardware	$0.8	$1.4	$0.9	$0.1	$0.5
Leasehold improvements	0.5	1.7	0.2	0.1	0.2
Furniture	0.5	0.5	0.4	0.2	0.2
Software	2.3	1.1	1.8	0.4	0.2

Purchases of property, equipment and software	$4.1	$4.7	$3.3	$0.8	$1.1

Three months ended March 31, 2018 vs. 2017. We had net cash used in investing activities of $0.8 million for the first three months of 2018 compared to $1.1 million for the same period in 2017. The higher spend in the 2017 period was primarily related to purchases of computer hardware related to a build out of space at our operations center in Georgia. This was offset by an increase in spend on software, most of which was capitalized cost related to internally-developed software.

Year ended December 31, 2017 vs. 2016. We had net cash used in investing activities of $4.1 million during 2017 compared to $4.7 million during 2016. The higher spend in 2016 was due to more significant spend on computer hardware and leasehold improvements related to the build out of our new corporate office space, as well as an additional build out of space at our operations center and technology locations in Georgia. These were offset by higher spend in 2017 on software, which consisted primarily of improvements to our customer payment experience and development of our capability to interact directly with customers.

Year ended December 31, 2016 vs. 2015. We had net cash used in investing activities of $4.7 million during 2016 compared to $3.3 million during 2015. The increase in spend year over year was largely related to computer hardware and leasehold improvements, as previously discussed. These were offset by higher spend in 2015 on software, most of which was capitalized cost related to internally-developed software.

Cash provided by/(used in) financing activities

Our financing activities in the periods presented consisted of equity and debt related transactions and member distributions. Member tax distributions typically are based on the minimum required estimated tax payments that our members are expected to have to make during any given period and typically are paid in January, April, June and September of each year. Special distributions are also possible, two of which occurred in the second half of 2017.

Three months ended March 31, 2018 vs. 2017. We had net cash provided by financing activities of $30.6 million for the first three months of 2018 compared to net cash used in financing activities of $23.4 million during the same period in 2017. In the 2018 period, we contemporaneously settled the $349.1 million outstanding principal balance on our original term loan with the issuance of a $400 million modified term loan, net of an original issuance discount of $1.0 million. These net proceeds were offset by distributions to members of $19.3 million in the 2018 period. The cash used in financing activities for the first three months of 2017 was related to member tax distributions of $23.0 million and $0.4 million related to fees associated with the establishment of our Credit Facility (defined below), which was subsequently terminated later in 2017.

See Note 7 to the consolidated financial statements of GS Holdings included in this prospectus for additional information on our borrowings.

Year ended December 31, 2017 vs. 2016. We had net cash used in financing activities of $30.6 million in 2017 compared to net cash provided by financing activities of $0.7 million in 2016. During 2017, proceeds from our term loan of $346.5 million were offset by payment of debt issuance costs of $7.9 million. Further, we made distributions to members of $561.9 million in 2017, of which $490.6 million represented special distributions from available term loan proceeds and distributable cash on hand and $71.3 million represented member tax distributions. Finally, we issued Class C-1 preferred units that generated net proceeds of $194.4 million in 2017. During 2016, we issued Class C-2 preferred units that generated net proceeds of $48.2 million. In addition, we made member tax distributions of $46.9 million in 2016.

Year ended December 31, 2016 vs. 2015. We had net cash provided by financing activities of $0.7 million in 2016 compared to net cash used in financing activities of $40.5 million in 2015. During 2016, we issued Class C units that generated net proceeds of $48.2 million. In addition, we made member tax distributions of $46.9 million in 2016. The remaining activity related to a $0.6 million redemption from terminated employees of Class A units during the period. During 2015, we issued Class A units that generated gross proceeds of $10.0 million, which were used to redeem Class A units on a pro rata basis and to pay certain transaction-related costs. Also during the period, we used $1.0 million to redeem Class A units from terminated employees. Finally, we paid member tax distributions of $39.5 million in 2015.

Term loan and revolving loan facility

On August 25, 2017, GS Holdings entered into a Credit Agreement with a group of lenders, which was amended on March 29, 2018 (as amended, the “Credit Agreement”). The Credit Agreement provides for a $400 million term loan, the proceeds from which were used, in large part, to settle the outstanding principal balance on the $350 million term loan previously executed under the Credit Agreement in August 2017, and maintains a $100 million revolving loan facility. The facilities are guaranteed by GS Holdings’ significant subsidiaries, including GSLLC, and are secured by liens on substantially all of the assets of GS Holdings and the guarantors. Interest on the loans can be based either on a “Eurodollar rate” or a “base rate” and fluctuates dependent upon a “first lien net leverage ratio.” The Credit Agreement contains a variety of covenants, certain of which are designed to limit the ability of GS Holdings to make distributions on, or redeem, its equity interests unless, in general, either (a) its “first lien net leverage ratio” is no greater than 2.00 to 1.00, or (b) the funds used for the payments come from certain sources (such as retained excess cash flow and the issuance of new equity) and its “total net leverage ratio” is no greater than 3.00 to 1.00. In addition, during any period when 25% or more of our revolving facility is utilized, it is required to maintain a “first lien net leverage ratio” no greater than 3.50 to 1.00. There are various exceptions to these restrictions including, for example, exceptions that enable us to pay our operating expenses and to make certain tax distributions. The $400 million term loan matures on March 29, 2025, and the revolving facility matures on March 29, 2023.

The proceeds from the $350 million term loan executed under the Credit Agreement in August 2017, along with $7.9 million of cash, were set aside for a subsequent $346.5 million payment (which will occur in stages) to certain equity holders and a related party. With the exception of the payments to the related party, which are related party expenses, the payments are accounted for as member distributions. As of December 31, 2017, $337.2 million of the reserved payment was paid in cash, and an additional $0.1 million was paid during the first three months of 2018. The remaining portion of the reserved payment was included in other liabilities and related party liabilities in the Consolidated Balance Sheets as of March 31, 2018. The revolving loan facility, inclusive of a $10 million letter of credit issued in March 2018 under the amendment of our Credit Agreement, was not drawn as of December 31, 2017 and March 31, 2018 and is available to fund future needs of GS Holdings’ business.

See Note 7 to the consolidated financial statements of GS Holdings included in this prospectus.

Credit facility

In February 2017, we entered into a two-year, $50.0 million revolving credit facility (the “Credit Facility”), which was expandable, upon our request and successful syndication, to $100 million. The proceeds from borrowings under the Credit Facility were expected to be used to fund working capital needs and for general corporate purposes. The interest rates payable on borrowings under the Credit Facility were calculated at either an alternate base rate plus a 1.25% per annum margin or an adjusted LIBOR rate plus a 2.25% per annum margin. We had the ability to request the issuance of letters of credit under the Credit Facility. We made no borrowings under the Credit Facility. The Credit Facility was terminated in August 2017 when we entered into the Credit Agreement relating to our term loan and revolving loan facility, as discussed above.

See Note 7 to the consolidated financial statements of GS Holdings included in this prospectus for additional information on that Credit Facility.

Tax Receivable Agreement

Our purchase of Holdco Units from the Exchanging Members using a portion of the net proceeds from this offering, our acquisition of the equity of certain of the Former Corporate Investors, and any future exchanges of Holdco Units for our Class A common stock pursuant to the Exchange Agreement are expected to result in increases in GreenSky, Inc.’s allocable tax basis in the assets of GS Holdings. These increases in tax basis are expected to increase (for tax purposes) depreciation and amortization deductions allocable to GreenSky, Inc. and, therefore, reduce the amount of tax that GreenSky, Inc. otherwise would be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We and GS Holdings will enter into the Tax Receivable Agreement with the TRA Parties, whereby GreenSky, Inc. will agree to pay to those parties 85% of the amount of cash tax savings, if any, in United States federal, state and local taxes that GreenSky, Inc. realizes or is deemed to realize as a result of these increases in tax basis, increases in basis from such payments, deemed interest deductions arising from such payments.

Due to the uncertainty of various factors, we cannot estimate with any precision the likely tax benefits we will realize as a result of our purchase of Holdco Units from the Exchanging Members, our acquisition of the equity of certain of the Former Corporate Investors and any future exchanges of Holdco Units for our Class A common stock pursuant to the Exchange Agreement, and the resulting amounts we are likely to pay out to the TRA Parties pursuant to the Tax Receivable Agreement, although we expect that such payments will be substantial. For our current estimate of such amounts, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Because GreenSky, Inc. is the managing member of GS Holdings, which is the managing member of GSLLC, we have the ability to determine when distributions (other than tax distributions) will be made by GSLLC to GS Holdings and the amount of any such distributions, subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our Credit Agreement or other debt instruments). Any such distributions will then be distributed to all holders of Holdco Units, including us, pro rata based on holdings of Holdco Units. The cash received from such distributions will first be used by us to satisfy any tax liability and then to make any payments required under the Tax Receivable Agreement. We expect that such distributions will be sufficient to fund both our tax liability and the required payments under the Tax Receivable Agreement.

Charged-Off Receivables

In the second half of 2017, we began transferring our rights to the proceeds from certain Charged-Off Receivables to third parties and Bank Partners in exchange for a cash payment based on the expected recovery rate of such loan receivables, which consisted primarily of previously charged-off Bank Partner loans. We have no continuing involvement with, and retain no future economic interest in, these Charged-Off Receivables other than performing customary servicing and collection efforts on behalf of the third parties and Bank Partners that purchased the Charged-Off Receivables. For the three months ended March 31, 2018 and the year ended December 31, 2017, we received an aggregate of $5.1 million and $19.4 million, respectively, in exchange for 100% economic interests in the future recoveries of an aggregate pool of Charged-Off Receivables with an unpaid balance at the time of sale of $38.6 million and $201.3 million, respectively.

Contractual Obligations

Our principal commitments consisted of obligations under our outstanding term loan and operating leases for equipment and office facilities. The following tables summarize our commitments to settle contractual obligations in cash as of the dates presented.

December 31, 2017	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Term loan(1)	$349,125	$3,500	$7,000	$7,000	$331,625
Interest payments on term loan(2)	122,540	18,695	36,825	36,073	30,947
Revolving loan facility fees(3)	2,329	500	1,000	829	—
Operating leases(4)	17,859	3,213	6,983	6,116	1,547

Total contractual obligations	$491,853	$25,908	$51,808	$50,018	$364,119

(1)	The principal balance of the term loan is repaid on a quarterly basis at an amortization rate of 0.25% per quarter, with the balance due at maturity.

(2)

Variable interest payments on our term loan are calculated based on the interest rate as of March 31, 2018 and December 31, 2017, respectively, and the scheduled maturity of the underlying term loan. As of March 31, 2018 and December 31, 2017, we recorded $171 thousand and $49 thousand, respectively, of accrued interest within other liabilities in our Consolidated Balance Sheets.

(3)	We are required to pay a quarterly commitment fee at a per annum rate of 0.50% on the daily unused amount of the revolving loan facility, inclusive of the aggregate amount available to be drawn under all outstanding letters of credit. This rate is reduced to 0.375% for any quarterly period in which our first lien net leverage ratio is equal to or below 1.50 to 1.00. Amounts presented assume a 0.375% commitment fee rate for March 31, 2018 and a 0.50% commitment fee rate for December 31, 2017 and that the entire $100 million revolving loan facility is unused (the conditions that existed as of each period) for the duration of the agreement, which matures on March 29, 2023. For the three months ended March 31, 2018, we recognized $125 thousand of commitment fees within interest expense in the Consolidated Statements of Operations. For the year ended December 31, 2017, we recognized $334 thousand of commitment fees within interest expense in the Consolidated Statements of Operations, of which $175 thousand was related to the Credit Agreement and $159 thousand was related to the Credit Facility that was terminated in August 2017.

(4)

Our operating leases are primarily for office space. Certain of these leases contain provisions for rent escalations and/or lease concessions. Rental payments, as well as any step rent provisions specified in the lease agreements, are aggregated and charged evenly to expense over the lease term. However, amounts included herein do not reflect this accounting treatment, as they represent the future contractual lease cash obligations.

The payments that we may be required to make under the Tax Receivable Agreement to the TRA Parties may be significant and are not reflected in the contractual obligations tables set forth above as they are dependent upon future taxable income. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements in the three months ended March 31, 2018 nor in the years ended December 31, 2017, 2016 and 2015.

Contingencies

From time to time, we may become a party to civil claims and lawsuits arising in the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred and the amount can be reasonably estimated, which requires management judgment. As of March 31, 2018, December 31, 2017 and December 31, 2016, we were not a party as a defendant to any litigation that we believed was material and did not record any provision for liability during those periods. Should any of our estimates or assumptions change or prove to be incorrect, it could have a material impact on our business.

Recently Issued or Adopted Accounting Standards

See “Recently Issued or Adopted Accounting Standards” in Note 1 to the consolidated financial statements of GS Holdings included in this prospectus.

Critical Accounting Policies and Estimates

Our consolidated financial statements were prepared in conformity with GAAP. The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. Such estimates and assumptions include, but are not limited to, those that relate to fair value measurements around our FCR liability and share-based compensation. In developing estimates and assumptions, management uses all available information; however, actual results could materially differ because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes. On an ongoing basis, we evaluate our judgments and estimates that are based upon historical experience and various other assumptions that we believe to be reasonable under the circumstances.

Our significant accounting policies are described in Note 1 to the consolidated financial statements of GS Holdings included in this prospectus. The following is a summary of our most critical accounting estimates, which represent those that involve a higher degree of uncertainty, judgment or complexity. Accordingly, these are the policies we believe to be most critical in fully understanding and evaluating our financial condition and results of operations.

Finance charge reversals

We offer certain loan products that have a feature whereby the account holder is provided a promotional period to repay the loan principal balance in full without incurring a finance charge. For these loan products, we bill interest each month throughout the promotional period and, under the terms of the contracts with our Bank Partners, are obligated to remit this billed interest to the Bank Partners if an account holder pays off the loan balance in full within the promotional period. This obligation is partially offset by the receipt of monthly incentive payments from Bank Partners during the promotional period, which vary from month to month. Therefore, the monthly process of billing interest on deferred loan products triggers a potential future FCR liability for us. The FCR component of our Bank Partner contracts qualifies as an embedded derivative.

The FCR liability is carried at fair value on a recurring basis in our consolidated balance sheets and is estimated based on historical experience and management’s expectation of future FCR. The FCR liability is classified within Level 3 of the fair value hierarchy, as the primary component of the price is obtained from unobservable inputs based on our data, reasonably adjusted for assumptions that would be used by market participants.

The FCR liability is not designated as a hedge for accounting purposes and, as such, changes in its fair value are recorded within cost of revenue in the Consolidated Statements of Operations.

Share-based compensation

We issue Class A unit option awards and profits interests awards to certain employees, and directors and non-employees, which are measured at fair value at the date of grant. We estimate the fair values using the Black-Scholes option pricing model, which requires inputs such as expected term, expected volatility, expected dividend yield and risk-free interest rate. The estimated forfeiture rates of options and profits interests also affect the amount of aggregate compensation expense we will incur. These inputs are subjective and generally require significant analysis and judgment to develop.

For options, we estimate the expected term based on the midpoint between the scheduled vesting and expiration dates of the awards, as we have insufficient historical option exercise experience upon which to reasonably estimate an expected term. For profits interests awards, we determine the expected term to be equivalent to the vesting period. We estimate the expected volatility based on an independent study of publicly-traded peer companies. The risk-free interest rates on options and profits interests awards are based on the yields available on United States Treasury bonds, and the forfeiture rates are primarily derived from our historical data. Lastly, our dividend yield was 0% for the most recent period, as we do not expect to pay dividends.

The following inputs and assumptions were used to value the options granted during the periods presented.

	Year ended December 31,			Three months ended March 31, 2018
	2017	2016	2015
Risk-free interest rate	2.03 – 2.23%	1.33 – 2.29%	1.67 – 2.10%	2.77 – 2.78%
Expected unit volatility	23.90 – 44.40%	40.90 – 44.40%	40.90 – 45.00%	25.70%
Expected dividend yield	0.00%	0.00%	0.00 – 6.98%	0.00%
Expected option life (in months)	78	78	72 – 78	78
Fair value of Class A unit option	$2.69 – $4.99	$3.22 – $5.00	$1.21 – $3.33	$4.88 – $4.88
Fair value of Class A unit	$9.22 – $12.08	$7.60 – $10.62	$5.65 – $7.60	$14.94

Of the 9,911,890 Class A unit options outstanding as of March 31, 2018, 8,541,890 were capped in 2015 at $7.60 and have a weighted average exercise price of $1.81. The remaining

1,370,000 Class A unit options outstanding as of March 31, 2018 are uncapped and have a weighted average exercise price of $10.33.

The following inputs and assumptions were used to value the profits interests (limited to profits interests without an associated capped Class A unit option) granted during the periods presented.

	Year ended December 31,			Three months ended March 31, 2018
	2017	2016	2015
Risk-free interest rate	1.80 – 2.18%	1.07 – 1.60%	1.67 – 1.70%	2.60 – 2.63%
Expected unit volatility	23.90 – 24.80%	40.90 – 44.40%	40.90%	25.70%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected option life (in months)	60	60	60	54 – 60
Fair value of profits interests	$2.28 – $4.01	$2.81 – $4.30	$2.89 – $2.89	$3.92 – $5.91
Fair value of Class A unit	$9.22 – $12.08	$7.60 – $10.62	$5.65 – $7.60	$14.94

Due to the absence of an active market for our Class A units, the fair value of the Class A units, which are used as an input into the valuation of both our Class A unit options and profits interests granted is determined by our board of managers based on a third-party valuation and input from our management. The valuation of the Class A units is performed by independent valuation specialists when the board of managers believes an event has occurred that may significantly impact the value of our Class A units.

The valuation specialists apply valuation techniques and methods that conform to generally accepted valuation practices and standards established by the American Society of Appraisers in accordance with Uniform Standards of Professional Appraisal Practice. The valuation methodologies and techniques utilized are also consistent with guidance issued by the American Institute of Certified Public Accountants (“AICPA”) in its Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, 2013. They use a number of objective and subjective factors including:

•

prices at which our Class A units have been bought and sold in third-party, arms-length transactions during 2015. There were no relevant purchases or sales of Class A units during 2016, 2017 and the first three months of 2018;

•

our capital structure and the prices at which we issued our Class B and Class C units and the relative rights and characteristics of the Class B and Class C units as compared to those of our Class A units;

•	our results of operations, financial position and our future business plans, which include financial forecasts and budgets;

•	capital market data on interest rates, yields and rates of return for various investments;

•	the material risks related to our business, the state of the development of our target markets and the pace of adoption of our platform;

•	the market performance of publicly traded companies in the financial technology and payment processing sectors;

•	external market conditions affecting the financial technology sector;

•	the degree of marketability for the Class A units including contractual restrictions on transfer of the units; and

•

the likelihood of achieving a liquidity event for the holders of our Class A, Class B and Class C units, profits interests and Class A option holders, such as an initial public offering, given prevailing market conditions.

Valuation of Class A Option and Profits Interests Grants

Our board of managers granted a total of 340,000, 2,682,460, 420,000 and 500,000 Class A unit options with weighted average exercise prices of $14.95, $5.85, $9.07 and $10.84 per unit in the three months ended March 31, 2018 and the years ended December 31, 2015, 2016 and 2017, respectively. Additionally, our board of managers granted a total of 2,920,000, 11,375,080, 2,045,000 and 2,374,640 profits interests at weighted average threshold prices of $14.32, $7.60, $8.34 and $10.69 per unit in the three months ended March 31, 2018 and the years ended December 31, 2015, 2016 and 2017, respectively. The exercise and threshold prices were generally based on the prevailing fair value of our Class A units at the time of each share-based grant.

Our board of managers made the following grants during the year ended December 31, 2017 and the three months ended March 31, 2018:

2017	Number of Class A Unit Options	Exercise Price per Share	Number of Profits Interests	Threshold Price per Share
January	30,000	$10.62	N/A	N/A
April	225,000	$11.11	25,000	$11.11
May	60,000	$11.40	270,000	$11.40
July	75,000	$12.08	N/A	N/A
September	60,000	$9.22	125,000	$9.22
November	50,000	$9.22	150,000	$9.22
December	N/A	N/A	500,000	$9.22
December	N/A	N/A	1,304,640	$11.42

2018	Number of Class A Unit Options	Exercise Price per Share	Number of Profits Interests	Threshold Price per Share
February	290,000	$14.95	1,025,000	$11.42 – $14.95
March	50,000	$14.95	1,895,000	$14.95

The grant date exercise and threshold prices were generally based on the fair value of our Class A units as of each valuation date, using the probability weighted expected return method (“PWERM”) and option pricing model valuation techniques.

The probability weightings assigned to certain potential exit scenarios were based on management’s expected near-term and long-term funding requirements, review of general initial public offering market trends, review of technology company initial public offering trends, analysis of initial Form S-1 filings versus withdrawn initial public offerings and an assessment of the most attractive liquidation possibilities at the time of the valuation.

The valuations also applied discounts for lack of marketability ranging from 20% to 25% to reflect the fact that there is no market mechanism to sell our Class A units and, as such, the Class A unit option and profits interests holders will need to wait for a liquidity event such as an initial public offering or a sale of our Company to facilitate the sale of their equity awards. In addition, there are contractual transfer restrictions placed on Class A units and profits interests in the event that our Company remains private.

The fair value determined at the grant date is expensed, based on our estimate of awards that will eventually vest, on a straight-line basis over the vesting period. Share-based compensation expense is included within compensation and benefits expense in the Consolidated Statements of Operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk, including changes to interest rates, and credit risk.

Interest rate risk

Loans Originated by Bank Partners. The fixed interest rates charged on the loans that our Bank Partners originate are calculated based upon a margin above a market benchmark at the time of origination. Increases in the market benchmark would result in increases in the interest rates on new loans. Increased interest rates may adversely impact the spending levels of our merchants’

customers and their ability and willingness to borrow money. Higher interest rates often lead to higher payment obligations, which may reduce the ability of customers to remain current on their obligations to our Bank Partners and, therefore, lead to increased delinquencies, defaults, customer bankruptcies and charge-offs, and decreasing recoveries, all of which could have a material adverse effect on our business. Further, even though we intend to increase our transaction fee rates in response to rising interest rates, we might not be able to do so rapidly enough (or at all).

Loan Receivables Held for Sale. Changes in U.S. interest rates affect the interest earned on our cash and could impact the market value of loan receivables held for sale. A hypothetical 100 basis points increase in interest rates could result in a decrease of $2.4 million and $2.0 million in the carrying value of our loan receivables held for sale as of March 31, 2018 and December 31, 2017, respectively. Alternatively, a 100 basis points decrease in interest rates would not impact the reported value of our loan receivables held for sale, as they are carried at the lower of cost or fair value. Since we typically sell loan receivables held for sale at par to our Bank Partners, which is indicative of our short-term holding period, we do not expect interest rate risk to be a material risk to our operations. As of March 31, 2018 and December 31, 2017, the weighted average age of our loan receivables held for sale based on the origination date relative to the respective reporting date was approximately 12 months and 11 months, respectively.

Term Loan. Interest rate fluctuations expose our variable-rate term loan, which consisted of our $350 million term loan under our Credit Agreement (“original term loan”) as of December 31, 2017 and our $400 million term loan under our Credit Agreement, as amended (“modified term loan”) as of March 31, 2018, to changes in interest expense and cash flows. The original term loan had a maturity date of August 25, 2024, which was extended to March 29, 2025 for the modified term loan. Based on an outstanding principal balance on our original term loan of $349.1 million as of December 31, 2017 and on our modified term loan of $400.0 million as of March 31, 2018, and accounting for our scheduled quarterly principal balance repayments, a hypothetical 100 basis point increase in the one-month LIBOR rate would result in an increase in annualized interest expense of $3.5 million and $4.0 million, respectively.

Credit risk

Credit risk management is a critical component of our management and growth strategy. Credit risk refers to the risk of loss arising from consumer default when consumers are unable or unwilling to meet their financial obligations. We expect our credit loss rate to stay relatively constant over time; however, our portfolio may change over time as we look for additional opportunities to generate attractive risk-adjusted returns for our Bank Partners. Our Bank Partners own and bear substantially all of the credit risk on their wholly-owned loan portfolios. We have full credit risk exposure as it relates to the loan receivables that we hold for sale.

We regularly assess and monitor the credit risk exposure of our Bank Partners. This process commences with the credit application process on our platform, during which a credit decision is rendered to a customer immediately based on preset underwriting standards provided by our Bank Partners. In rendering this decision, we generally obtain certain information provided by the applicant and a credit bureau report from one of the major credit bureaus. Further, on behalf of our Bank Partners as part of our obligation as the loan servicer, we try to mitigate portfolio credit losses through our collection efforts on past due amounts. For loans wholly owned by our Bank Partners, our credit risk exposure impacts the amount of FCR receipts and, therefore, the amount of fair value change in our FCR liability, as well as our potential escrow usage, which represented a weighted average target rate of 1.3% of the total outstanding principal balance as of March 31, 2018. Based on our FCR receipts during the three months ended March 31, 2018 and the year ended December 31, 2017, and holding all other inputs constant (namely, the size of our loan portfolio and settlement activity), a hypothetical 100 basis point increase in portfolio credit losses would have resulted in increases of $12.1 million and $37.7 million, respectively, in the fair value of our FCR liability, which is recorded within cost of revenue. Further, such an increase in credit losses would cause us to incur additional general and administrative expense of $1.1 million and

$4.3 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, related to Bank Partner escrow utilization.

We bear all of the credit risk associated with the receivables that we hold for sale. This portfolio was highly diversified across 4,970 and 5,428 consumer loans as of March 31, 2018 and December 31, 2017, respectively, without significant individual exposures. Based on our $67.3 million and $73.6 million loan receivables held for sale balance as of March 31, 2018 and December 31, 2017, respectively, a hypothetical 100 basis point increase in portfolio credit losses would result in lower annualized earnings of $0.7 million and $0.7 million, respectively.

BUSINESS

Company Overview

We are a leading technology company that powers commerce at the point of sale. Our platform facilitates merchant sales, while reducing the friction, and improving the economics, associated with a consumer making a purchase and a bank extending financing for that purchase. We had approximately 12,000 active merchants on our platform as of March 31, 2018 and, from our inception through March 31, 2018, merchants used our platform to enable approximately 1.7 million consumers to finance over $12 billion of transactions with our Bank Partners.

Our market opportunity is significant. In 2017, there was approximately $315 billion of spending volume in the home improvement market, which historically has represented substantially all of our transaction volume, and substantial opportunities in the elective healthcare market, which we entered in 2016. In addition, at year end 2017, according to the Federal Reserve System, there was approximately $3.8 trillion of U.S. consumer credit outstanding across a fragmented landscape of lenders, providing a significant opportunity for us to extend our platform to other markets where transactions are financed at the point of sale.

Over the past decade, we have developed and have been advancing and refining our proprietary, purpose-built platform to provide significant benefits to our growing ecosystem of merchants, consumers and banks:

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Merchants. Merchants using our platform, which presently range from small, owner-operated home improvement contractors and healthcare providers to large national home improvement brands and retailers, rely on us to facilitate low or deferred interest promotional point-of-sale financing and payments solutions that enable higher sales volume. Our platform is designed to provide a seamless experience for our merchants with a mobile-native design that is intuitive and easy to use. Our technology integrates effortlessly with merchants’ existing payments systems, while also allowing merchants to access funds faster.

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Consumers. Consumers on our platform, who to date primarily have super-prime or prime credit scores, find financing with promotional terms to be an attractive alternative to paying with cash, check, credit card, or general purpose revolving credit, particularly in the case of larger purchases. We provide a completely paperless, mobile-enabled experience that typically permits a consumer to apply and be approved for financing in less than 60 seconds at the point of sale.

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Banks. We provide our Bank Partners with access to our proprietary technology solution and merchant network, enabling them to build a diversified portfolio of high quality consumer loans with attractive risk-adjusted yields. Our platform delivers significant loan volume, while requiring minimal upfront investment by our Bank Partners. Furthermore, our program is designed to adhere to the regulatory and compliance standards of our Bank Partners, which has helped us to gain their confidence, allowing them to outsource both loan facilitation and servicing functions to us.

Our platform is powered by a proprietary technology infrastructure that delivers stability, speed, scalability and security. It supports the full transaction lifecycle, including credit application, underwriting, real-time allocation to our Bank Partners, document distribution, funding, settlement, and servicing, and it can be easily expanded to additional industry verticals as we scale our business. We have cultivated strong relationships with manufacturers and trade associations (which we refer to as Sponsors) to amplify the reach of our technology, enabling us to efficiently and cost-effectively onboard large numbers of potential merchants underlying each Sponsor. We offer potential merchants a platform that they can adopt without friction—including no upfront fees, capital expenditure, or onerous systems integration. When our merchants offer our solution at the point of sale, they provide our Bank Partners with cost-effective access to a vast number of consumers. This ecosystem of merchants, consumers and Bank Partners allows us to generate recurring revenues with minimal customer acquisition and marketing costs, resulting in attractive unit economics and strong margins.

As we scale, network effects reinforce and support the growth of our ecosystem. As our solution becomes integral to the manner by which our merchants regularly drive sales, these merchants and their sales associates become more deeply engaged and frequent users. As more sales associates, merchants and consumers benefit from our solution and develop affinity for our brand, we believe they promote GreenSky to other merchants and generate further organic interest. As more merchants and consumers become satisfied users of the GreenSky program, we are able to grow volume to support relationships with new Bank Partners and negotiate larger commitments from our existing Bank Partners. We believe these network effects reinforce an attractive virtuous cycle, whereby larger bank commitments allow us to facilitate more financing, which in turn enables us to serve more merchants and consumers.

We have a strong recurring revenue model built upon repeat and growing usage by merchants. We derive most of our revenue and profitability from upfront transaction fees that merchants pay us every time they facilitate a transaction using our platform. Thus, our profitability is strongly correlated with merchant transaction volume. The transaction fee rate depends on the terms of financing selected by a consumer. In addition, we collect servicing fees on the loan portfolios we service for our Bank Partners.

We have achieved significant growth in active merchants, transaction volume, total revenue, net income and Adjusted EBITDA. Our low-cost go-to-market strategy, coupled with our recurring revenue model, has helped us generate strong margins. Transaction volume (which we define as the dollar value of loans facilitated on our platform during a given period) was $3.8 billion in 2017, representing an increase of 31% from $2.9 billion in 2016. Further, transaction volume was $1.0 billion in the three months ended March 31, 2018, representing an increase of 47% from $0.7 billion in the three months ended March 31, 2017. Active merchants (which we define as home improvement merchants and healthcare providers that have submitted at least one consumer application during the 12 months ended at the date of measurement) totaled 12,231 as of March 31, 2018, representing an increase of 52% from 8,048 as of March 31, 2017. Our total revenue grew 23% from $264 million in 2016 to $326 million in 2017, net income grew 12% from $124 million in 2016 to $139 million in 2017, and Adjusted EBITDA grew 21% from $131 million in 2016 to $159 million in 2017. For the period ended March 31, 2018, total revenue was $85 million, net income was $19 million and Adjusted EBITDA was $27 million. For information regarding our use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.”

Our Market Opportunity

We believe technology is transforming and streamlining commerce, reducing the traditional transaction frictions that merchants and consumers face and opening new payments and financing channels for banks. Payments and consumer financing are vast markets in the United States with $13.4 trillion of personal consumption expenditure in 2017, according to the U.S. Bureau of Economic Analysis, and $3.8 trillion of consumer loans outstanding at the end of 2017, according to the Federal Reserve System. We believe the following trends define the U.S. consumer finance market, and other core markets, today.

Our Existing Markets—Home Improvement and Elective Healthcare—are Sizeable and Growing

The home improvement market is large, fragmented and growing, representing approximately $315 billion in spending volume in 2017, according to the Joint Center for Housing Studies of Harvard University, although not all home improvement projects are of a size suitable for financing. Merchants in this market range from small, owner-operated contractors to large national brands and retailers. From our inception through March 31, 2018, our Bank Partners have used our program to extend over $12 billion of financing, primarily including loans for home improvement sales and projects involving, among other things, windows, doors, roofing and siding; kitchen and bath remodeling; and heating, ventilation and air conditioning units. We believe that spending on home improvement goods and services will continue to increase as the national housing stock ages and existing home sales increase.

In 2016, we began expanding into elective healthcare, which, like the home improvement market, is a large, fragmented market featuring creditworthy consumers who tend to make large-ticket purchases. We believe the elective healthcare market rivals in size the home improvement market in terms of annual spending volume, based on the number and cost of annual procedures performed. Elective healthcare providers include doctors, dentists, outpatient surgery centers and clinics providing orthodontics, cosmetic and aesthetic dentistry, vision correction, bariatric surgery, cosmetic surgery, hair replacement, reproductive medicine, veterinary medicine and hearing aid devices. We believe that because of population aging, innovations in medical technology and ongoing healthcare cost inflation, we are well-positioned to increase volume in the growing elective healthcare industry vertical.

We believe we have a significant opportunity to more deeply penetrate the home improvement industry vertical and the elective healthcare industry vertical. In addition, we continually evaluate opportunities for expansion into new industry verticals. For example, we have identified significant opportunities within verticals such as online retail, power sports, auto repair and jewelry. These markets are also large and fragmented, and they similarly feature attractive consumers who make large ticket purchases. We seek industry verticals with significant annual consumer spending and financing volume, merchants that seek to offer promotional financing to their customers, and opportunities to generate attractive risk-adjusted yields for our Bank Partners.

Banks Seek Consumer Credit Exposure but are Not Well-Positioned to Lend at the Point of Sale

We believe that banks seek attractive risk-adjusted yields and portfolio diversification through exposure to consumer credit. Banks’ traditional consumer lending advantages have included physical branch networks and trusted brands. However, our experience has demonstrated that consumers are increasingly comfortable using mobile devices to shop, make payments and manage finances. This has provided an opening at the point of sale for a new lending channel, but it is one that many banks to date have had a difficult time accessing. We believe the trend toward paperless point-of-sale financing will continue as a result of the near-ubiquity of smartphones in consumers’ lives and continued adoption of electronic transaction technologies. According to Pew Research Center, 93% of adult Americans earning more than $75,000 per year owned a smartphone in 2017.

Legacy Financing Solutions are Less Attractive to Consumers

Providers of installment loan financing to consumers traditionally have required paper-based applications for which consumers are required to gather burdensome amounts of information. Accordingly, there often has been a substantial time lag between a consumer deciding to apply for a loan and receiving approval, and then from approval to funding. Meanwhile, revolving credit alternatives such as credit cards are faster and more convenient but are characterized by high rates and restrictive credit limits for large-ticket purchases. Consequently, prime consumers tend to use credit cards as payment, rather than financing, solutions. Absent a simple, fast and cost-effective alternative to finance large-ticket purchases, many consumers resort to paying with cash, debit card or check, or avoiding purchases altogether.

Our Ecosystem

We have built an entrenched ecosystem of merchants, consumers and Bank Partners. Our platform enables each of these constituents to benefit from enhanced access to each other and to our technology, resulting in a virtuous cycle of increasing engagement and value creation. We believe our ecosystem grows stronger with scale.

Value Proposition to Merchants

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Increased sales volume. Promotional payment plans and financing solutions make it easier for merchants to sell more goods and services. We have observed that our customizable solution helps merchants increase ticket size and conversion of sales.

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Seamless integration. We design our solution to deliver instant value, enabling our merchants’ sales associates to use their existing mobile devices to facilitate loans through our platform. We settle payments through a national credit card payment network or through the Automated Clearing House (“ACH”) network, meaning merchants that already accept these types of payments require no systems integration to adopt our platform. This frictionless onboarding makes consumer point-of-sale financing available for merchants of all sizes.

•	Accelerated funding. Our merchants typically receive a sizeable portion of their funding faster than they would if they were paid in installments in a more traditional 30-day billing cycle.

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Superior customer service. We work creatively and collaboratively to design promotional financing offers that fulfill the needs of our merchants while continuing to improve our solution to appeal to their customers.

Value Proposition to Consumers

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Superior experience. Because we are able to process an application and approve financing at the point of sale with limited burden on the consumer, our platform enables consumers to “apply and buy” in most cases in less than a minute, utilizing an intuitive mobile interface and paperless loan agreement.

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Promotional interest rates and terms. The majority of the loans facilitated by our platform carry promotional financing with deferred interest or low-rate terms, an attractive alternative relative to the rates on credit card balances.

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Enables larger purchases. By allowing merchants to market to their customers by focusing on the monthly cost of their purchases rather than the one-time upfront cash outlays, consumers are able to better budget for larger purchases.

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Preserves revolving credit availability. Rather than utilizing revolving credit for large purchases, which results in available credit lines being reduced, the loans we facilitate preserve credit card availability for everyday purchases.

Value Proposition to Banks

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Consumer credit exposure at attractive risk-adjusted yields. We believe loans originated on our platform offer strong net interest margin, credit performance, and duration characteristics relative to banks’ other unsecured consumer lending opportunities.

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Nationally-diversified, small-balance loans. While many of our Bank Partners may traditionally focus on lending opportunities within their geographic footprints, our platform enables them to originate loans in all 50 states and at an average loan size of less than $10,000, thus creating an efficient mechanism to aggregate a granular, diversified national portfolio.

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Access to our proprietary technology and merchant network. Over the past decade, we have built and refined our technology platform to deliver significant value to merchants and consumers. We also have cultivated strong relationships with Sponsors and merchants resulting in 12,231 active merchants as of March 31, 2018. We believe our Bank Partners would require significant time and investment to build such a technology solution and merchants network themselves.

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No customer acquisition cost and limited operating expenses. Our platform alleviates the need for our Bank Partners to bear any marketing, software development or technology infrastructure costs to originate loans.

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Robust compliance framework. We continually refine and upgrade our platform, risk management and servicing capabilities to meet the compliance, documentation and vendor management requirements of our Bank Partners and their regulators.

Our Business Model

Efficient Go to Market Strategy

•	Technology led, simple and affordable. Our digital offering enables an efficient, low-cost distribution model and offers frictionless setup at no upfront fee to merchants.

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Sponsor driven. We leverage our Sponsor relationships to access a large network of home improvement merchants at a minimal cost. Our track record demonstrates that Sponsors are attracted to working with GreenSky because they believe our promotional financing and payments platform is a valuable tool for their affiliated merchants.

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Organic and expansive. As merchants and their sales associates observe the competitive and other advantages that our program provides, we expect to experience greater demand. We have started to experience the impact of word-of-mouth marketing as sales associates who have used the program have begun working with new merchants and advocated joining the program. With over 43,000 sales associates having downloaded and used the GreenSky mobile application as of the date hereof, they are expected to serve as a strong organic customer acquisition channel.

Visible and Recurring Revenue Streams

Although we offer our technology at no upfront cost, we monetize through an upfront transaction fee every time a merchants receives a payment using our platform. This creates stable, recurring revenues, aligns our incentives with the interests of our merchants, and enables us to grow along with our ecosystem. In 2017, 93% of our transaction volume was generated from merchants that were enrolled on our technology platform as of December 31, 2016. In addition, our Bank Partners pay us a recurring servicing fee over the lives of their loans.

Attractive Unit Economics

Our low-cost go to market strategy, combined with our visible and recurring revenue model, provides for a fast payback period and strong dollar-based retention:

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Fast payback period. “Payback period” refers to the number of months it takes for the cumulative transaction fees we earn from merchants acquired during a given month to exceed our total sales and marketing spend in that same month. For merchant groups acquired during 2017 for which payback was completed, the average payback period was approximately five months.

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Strong dollar-based retention. We measure “dollar-based retention” on an annual cohort basis and define a cohort as the merchants that enroll for the first time on our platform within a given year. Our dollar-based retention calculation is adjusted to exclude Home Depot, which we count as a single merchant despite it having approximately 2,000 locations, and to exclude solar panel merchants, as we actively reduced our transaction volume with such merchants in 2017. “Dollar-based retention” refers to the transaction volume generated during a given year by each cohort of merchants relative to the transaction volume generated by that same merchant cohort in the prior year, and the calculation is adjusted for a two quarter seasoning period. Our dollar-based retention has exceeded 100% on our platform for each annual cohort in the past three years.

We believe our fast payback period, combined with our strong dollar-based retention, indicates that our merchants will generate significant lifetime value for us relative to our cost of acquiring them. For illustration, we measured the cumulative transaction fee revenues generated by merchants acquired during 2014 through the period ended March 31, 2018 by aggregating the total transaction volume for each calendar year and for the three months ended March 31, 2018 for the 2014 merchant cohort and multiplying each of the respective periods’ total transaction volume by each period’s respective average transaction fee rate. We compared this amount to our total sales and marketing costs in 2014, inclusive of compensation costs for sales and marketing personnel. Merchants acquired during 2014 have generated approximately 44 times more transaction fee revenues, to date, than our cost of acquiring them.

Our Platform

We believe our platform, powered by proprietary, patent-pending technology, has attributes that create meaningful barriers to entry for other providers attempting to reach the same scale with merchants, consumers, and banks. These attributes include:

•	Intuitive user interface. We have designed our digital platform to be simple and easy to use.

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Paperless application and documentation environment. Our platform auto-populates applications using a mobile device’s location data and a scan of the consumer’s driver license, eliminating unnecessary effort. Once the transaction is approved, a digital loan agreement is delivered in real time, generally back to the same mobile device. The consumer accepts the terms of the agreement electronically, eliminating the need for a physical signature.

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Capacity to support a wide range of promotional financing solutions. Our technology enables merchants of all sizes and their sales associates to select among several promotional financing solutions based on customer preferences.

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Significant flexibility and processing capabilities. Our technology stack includes an “Application Tier” (multiple user-facing applications) and a dynamic “Database Tier” (real time algorithmic underwriting and processing functionality, data archiving, lookup, and reporting). Together, this results in a comprehensive technology solution that supports the full transaction lifecycle: credit application, loan underwriting, real-time bank loan allocation, borrower loan document distribution, bank loan funding and settlement, and all borrower servicing functions.

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Real time credit decisions and placement with a Bank Partner. We have developed an algorithm that underwrites potential loans against the specified credit criteria of each of our Bank Partners. Once loan applications are underwritten and matched against the Bank Partners’ credit criteria, a proprietary digital “round-robin” system allocates each unique approved loan to a Bank Partner.

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Automated regulatory compliance. During the underwriting process, our systems instantly check applicants against national databases designed to identify potential money laundering and other “red flags.”

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Integration into payments network. We settle and fund transactions on a national credit card network or via the ACH system, allowing merchants to adopt our digital platform without any capital expenditure or back-end payment systems integration.

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System of record and loan servicing. Our technology maintains the system of record for the portfolio of each of our Bank Partners, whereby details of all loans initiated, funded and serviced are maintained in a secure, online, user-accessible environment.

•	Scalable digital platform. Because each feature of our platform is digitally-enabled, we can efficiently adapt to the changing preferences of our constituents and achieve greater scale.

Our Strengths and Competitive Advantages

Differentiated Technology Platform and Customer Experience

We have invested significantly, and continue to invest, in our proprietary technology, including software development, process engineering, mobile enablement, and design functions, allowing us to deliver a seamless experience to merchants, consumers and Bank Partners. We believe that our proprietary, patent-pending technology is unique because it can deliver:

•	Frictionless setup and multiple promotional financing alternatives for our merchants

•	An intuitive, mobile-native user interface, and real-time “apply and buy” capabilities, for consumers

•	Instant digital loan underwriting and distribution mechanisms for our Bank Partners

We believe these capabilities will help us deepen our existing relationships and provide a competitive advantage in winning new business.

Large, Entrenched Ecosystem

As of March 31, 2018, we had 12,231 active merchants. From our inception through March 31, 2018, our Bank Partners have used our technology and network of merchants to provide over $12 billion of financing to approximately 1.7 million consumers. The powerful network effects of our platform strengthen this ecosystem, providing increasing value to GreenSky and each of our constituents as we scale. We believe we become more entrenched with our network of constituents as merchants increasingly depend on our solution to drive sales, consumers begin requesting our solution to finance large purchases and additional banks begin to rely on us as an attractive way to build and grow a diversified consumer loan portfolio.

Trusted Relationship with our Bank Partners

We have continually refined and upgraded our compliance, control, servicing and collections functions to meet the regulatory requirements, documentation and operating standards applicable to our Bank Partners, which include several of the largest banks in the United States, and to us. We believe our multi-year track record of delivering on and growing volume commitments from our Bank Partners demonstrates our success in this regard, attracts commitments from new Bank Partners, and facilitates increasing commitments and new product development with our existing Bank Partners.

Asset-Light Model

Our Bank Partners originate and own the loans that they facilitate on our platform. We derive a substantial majority of our revenue and profitability from upfront transaction fees every time a merchant facilitates a transaction and receives a payment using our platform.

Attractive Consumer Profile

Consumers using our platform live in all 50 states and typically are or have been homeowners with super-prime or prime credit scores. For all loans originated on our platform during the three months ended March 31, 2018, the credit-line weighted average consumer credit score was 769.

Efficient Go To Market Strategy and Recurring Revenue Model Drive Strong Operating Leverage

We leverage our proprietary technology and strong Sponsor relationships to efficiently access and onboard a large network of merchants. Our merchants, once acquired, allow us to reach an even larger universe of consumers and facilitate repeat transactions at very low cost relative to the transaction fee we receive. Coupled with the highly scalable technology anchoring our platform, we deliver strong operating margins.

Our Growth Opportunities

We have significant opportunities to expand our business. Our growth strategy focuses on the following efforts to continue to deliver value for our constituents and expand our ecosystem.

Grow Our Merchant Community

We intend to continue building relationships with large Sponsors and independent, high-sales volume merchants in our existing core markets. We plan to leverage our technology-led go-to-market strategy to accelerate recognition of the GreenSky brand while preserving attractive customer acquisition costs. We will continue to invest in hiring skilled sales professionals who can help us add new high value merchants to our platform, thereby growing our market share and transaction volume.

Expand into New Industry Verticals, Including Online Retail and Traditional Store-Based Merchants

We recently expanded into the elective healthcare industry vertical and intend to explore other large, fragmented markets with creditworthy consumers who tend to make large-ticket purchases online and in-store. For example, online retail represents an attractive and low cost acquisition channel ripe for penetration that fits synergistically with our existing point-of-sale mobile platform. In 2017, domestic retail sales through the e-commerce platform exceeded $453 billion, growing by almost 16% over the prior year according to the U.S. Census Bureau. The consumer credit and payments industry in the online retail market is highly competitive. In the online retail market, we would expect to face competition from a diverse landscape of consumer lenders, including credit card issuers, traditional banks and new technology-centric payment tools. In addition, efforts by us and our merchants to promote use of the GreenSky program in the online retail market may not be as effective as promotion in-person at the point of sale. We also may face greater fraud-related risk, which generally is low in our traditional in-person model.

We expect to seek out additional attractive industry verticals (whether online or in-store) based on our ability to efficiently go to market, grow market share, generate attractive risk-adjusted yields for our Bank Partners and continue to maximize value for our constituents.

Widen Our Spectrum of Consumers and Funding Partners

We continue to evaluate opportunities to assist our merchants to drive more sales by extending financing to a wider range of consumer credit profiles. To facilitate this extension of our platform, we may work with our Bank Partners to offer near-prime and non-prime financing, leveraging our technology platform to offer merchants and consumers a “single application” user experience that is designed to be superior to the user experience offered by our competitors in traditional “second-look” programs. We may expand our universe of Bank Partners to undertake these opportunities.

Leverage Our Current Customer Base and Bank Partner Relationships to Deliver New Solutions

We believe we have a substantial opportunity to cross-market value-enhancing solutions to consumers and to our merchants. We believe that, as the number of transactions we facilitate increases, the data we accumulate from our technology platform will enable us to broaden our monetization model and leverage this data to attract incremental customers whom merchants may not have been able to source otherwise. Although most of the customers participating in the GreenSky program historically have been one-time, rather than repeat, customers within the home improvement industry vertical, we can potentially use data collected from prior customers to cross-market products to such customers for additional purchases across the home improvement, elective healthcare and other industry verticals. We also believe that we can leverage our platform to efficiently connect consumers, including existing retail customers of our Bank Partners, with merchant-driven promotions, expanding GreenSky’s brand and driving incremental revenue in each of our industry verticals.

Our Payments and Financing Solutions

We enable our merchants to extend a diverse set of payment and credit products to their customers. Our sales and account management teams work directly with merchants and prospective merchants to identify financing products for their customers, including financing products with promotional features, such as low or deferred interest, and with varying maturities and annual percentage rates. By varying the merchant transaction fee percentage payable to us depending on the merchant’s desired terms, we are agnostic as to the selection of financing products our merchants decide to offer.

Our current core financing products include:

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Deferred Interest Loans: Promotional deferred interest installment loans with interest rates ranging from 17.99% to 26.99% for the life of the loan. All interest accrued during the defined period is waived if the principal balance is paid within the promotional period (typically six, 12, 18 or 24 months).

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Reduced Rate Loans: Reduced rate amortizing installment loans with interest rates ranging from 0% to 13.99% for the life of the loan based on the plan selected. Typical plans include 60, 84, 96, 120 or 144 consecutive monthly payments beginning one month after accessing the approved loan.

Our Merchants

We partnered with 12,231 active merchants as of March 31, 2018. We define active merchants as home improvement merchants and healthcare providers that have submitted at least one consumer application during the 12 months ended at the date of measurement. We operate primarily in the home improvement market, where we work with large retailers and brands such as The Home Depot, Sponsors such as Renewal by Andersen, and an extensive network of owner-operated home improvement contractors. We work with their sales associates, many of whom have downloaded the GreenSky mobile application to their smart phones or tablets, in order to provide our solution to their customers. We have continually added larger merchants to our platform over time, while also diversifying our merchant base. The majority of merchants that transacted on our platform during the year ended December 31, 2017 had annual transaction volume between $1 million and $10 million. The Home Depot is our largest single merchant and represented approximately 6% of our total revenue in 2017 and in the three months ended March 31, 2018. In the home improvement industry vertical, we added 2,682 active merchants in 2017, representing an approximately 37% increase over 2016, and an additional 789 active merchants in the first three months of 2018.

In addition to the home improvement market, we recently entered the elective healthcare industry vertical, where our technology platform facilitates the offering of payments and financing solutions to patients of healthcare providers, from small solo and multi-provider practices to large national provider groups. We had 921 active merchants in the elective healthcare industry vertical as of December 31, 2017, which grew to 1,472 as of March 31, 2018.

Consumers

Consumers using our platform typically are homeowners with super-prime or prime credit scores. For all loans originated on our platform during the three months ended March 31, 2018, the credit-line weighted average consumer credit score for approved loans was 769, weighted average reported income was approximately $129,000 and weighted average debt-to-income ratio was 22%. Consumers typically use our point-of-sale platform for their large-ticket homeowner projects because of our attractive value proposition and the low rate or deferred interest products that are available. As we grow our program and continue to expand into elective healthcare and other industry verticals, the mix of consumers using our program may shift to consumers with lower credit scores, annual income and debt service characteristics, depending on demand from both our merchants and Bank Partners.

Our Bank Partners

Our Bank Partners include large, regional banks such as SunTrust Bank, Regions Bank, Fifth Third Bank and Synovus Bank. We continually evaluate the funding commitments of our Bank Partners to ensure that our pipeline is robust enough to fund growth and that our Bank Partners are originating and holding on their balance sheets their desired volume of attractive consumer loans. Our largest Bank Partners currently provide the preponderance of our funding commitments, and we believe that they have the appetite to increase their commitments. We also are in discussions with targeted banks with which we may partner in the future.

Competition

The consumer credit and payments market is highly fragmented and competitive. We face competition from a diverse landscape of consumer lenders, including traditional banks, credit unions and credit card issuers, as well as alternative technology-enabled lenders. Many of our credit and payment competitors, including Synchrony Financial, Wells Fargo and other credit card issuing banks, are (or are affiliated with) financial institutions with the capacity to hold loans on their balance sheets, increasing the potential profitability of individual consumer relationships. Some of these competitors offer a broader suite of products and services than we do, including retail banking solutions, credit and debit cards and loyalty programs.

We compete for merchants based on a number of key product features, including price, duration, simplicity of loan terms, promotional terms, ease of applying, merchant fees, user experience, and time-to-funding. Our existing core unsecured term loan products face competition primarily from home equity lines of credit and general purpose revolving credit cards. Consumers can access these alternatives through a range of traditional and technology-enabled sources. In the future, we may confront increased competition from existing competitors, as many traditional, large-scale consumer lenders are investing in technology to streamline loan application and funding processes. We also expect to face additional competition from current competitors or others who embrace disruptive technologies to significantly change the consumer credit and payment industry.

Customer Service and Loan Servicing

Our focus on providing superior customer service is an important part of our relationship with merchants, consumers and banks.

Customer Service Platform

We set our service-level policies and procedures at the direction of our Bank Partners. We currently maintain customer contact centers in Atlanta, Georgia, and northern Kentucky, furthering our business continuity and security objectives across multiple markets. Collectively, our call centers are fully staffed from 6:00 am to 1:00 am Eastern Time on Monday through Saturday and from 8:00 am to 1:00 am Eastern Time on Sundays. Centers are operational 363 days a year, closing only on Thanksgiving and Christmas, ensuring that customer account inquiries, payment processing activity, and collection protocols operate continuously without interruption.

All of our management, training, quality assurance and other online and printed resources are available in English and Spanish. We have the capacity to quickly customize our interactive voice response and automatic call distribution campaigns to meet specific merchant needs and branding.

Loan Servicing and Payment Collections

Our approximately 300-person loan servicing and payment collections team is led by experienced senior managers. In all interactions, we believe it is important to treat customers with respect, while complying with federal, state, and local laws.

Our primary collection method is telephone, which is segmented and operated across a variety of modes. Our dialer system has separate hardware and software for manual, preview, and predictive dialing to ensure compliance with the Telephone Consumer Protection Act of 1991 and the Fair Debt Collection Practices Act of 1977. Bankruptcy and deceased accounts are handled manually with a separate team. Do Not Call Accounts are coded and removed from daily dialing lists. Currently, no predictive dialing is being done but we may employ it as a payment collection method in the future.

Our collections strategy attempts to balance the customer experience with effective reduction of delinquent balances. To ensure that we are dialing all delinquent accounts, we track our efforts through a Unique Penetration Rate, which is the percentage of customers whom we have called at least once since the account was designated as delinquent. On a monthly basis, we review how often each number of delinquent accounts was dialed on one day, to ensure that we are adhering to best practices and not calling too often.

Multiple layers of controls ensure compliance with state and city restricted dialing, time-of-day restrictions, Do Not Call lists and cell phone restrictions. In addition, specialty processes are in place to appropriately manage customers facing unique situations, including bankruptcy, estates, third party debt management, power of attorney and legal representation.

A portion of our collectors’ compensation is linked to their individual compliance with our policies, rewarding those with exceptional compliance scores.

Loan servicing and collection functions currently are conducted by our employees, with no loan collection functions outsourced or conducted offshore.

Compliance

Our compliance management system leverages four key control components to ensure that our programs comply with applicable legal and regulatory requirements:

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Board and management oversight: Our board of directors, among other responsibilities, approves our enterprise risk appetite statement and framework, along with certain other compliance policies, and oversees the Company’s strategic plan and enterprise-wide risk management program.

•

Compliance program: On behalf of our Bank Partners, we have developed and implemented a comprehensive, written compliance management program to maintain compliance with statutory and regulatory requirements applicable to the GreenSky program. Initial and ongoing training instructs customer-facing employees on applicable obligations.

•

Responses to consumer complaints: We operate a proprietary complaints management system to identify, document, remediate and report complaints about products, merchants and our employees. Our Executive Vice President of Operations is responsible for ultimate system oversight, and our dedicated Senior Manager of Customer Solutions manages the system on a day-to-day basis. We attempt to resolve all complaints within 15 calendar days of receipt.

In our discretion, we make outbound calls to consumers to confirm that merchants are fulfilling their obligations. We also maintain a telephone hotline for receiving consumer complaints, which are recorded.

Our dispute resolution mechanism for addressing disputes between merchants and consumers largely focuses on ensuring merchants perform their agreed-upon obligations (and, if necessary and appropriate, to terminate our relationship with the non-compliant merchants). If our merchants fail to fulfill contractual commitments to consumers or to comply with applicable law, we may decide to incur remediation costs in order to avoid or minimize the impact on the consumers. See “Risk Factors—If our merchants fail to fulfill their obligations to consumers or comply with applicable law, we may incur remediation costs.” We also could be subject to litigation arising from the dissatisfaction of a consumer with the products or services of a merchant. Even though we are not a party to the contracts between merchants and consumers, we could be named as a defendant in claims based on our servicing, collection or other services, or be subject to reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies, including banking regulators and the CFPB, regarding our business activities. See “Risk Factors—Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.”

•

Compliance audits: We maintain and continually evolve our audit programs to test compliance with policies and procedures. Compliance and audit managers are familiar with the statutes and regulations applicable to GreenSky and with all areas of the organization, including internal operations and products. This function is responsible for tracking regulatory changes, as well as for reviewing products, forms and marketing materials for compliance issues.

On behalf of our Bank Partners, we have developed and implemented regulatory compliance policies and procedures in a number of areas, including: Bank Secrecy Act / Anti-Money Laundering; Fair Credit Reporting Act; Truth in Lending Act; Equal Credit Opportunity Act; Service Member’s Civil Relief Act; and Unfair, Deceptive, and Abusive Acts and Practices.

As we onboard merchants to our platform, we screen merchants as part of our compliance management program for adherence to the regulatory compliance policies and procedures that we have developed on behalf of our Bank Partners, as discussed above. We require merchants to submit an application and, upon request, other supporting documentation, evidencing compliance with the documentation, vendor management and other requirements of our Bank Partners and their regulators. We also may conduct interviews in our discretion as part of the merchant screening process.

As we expand further into the elective healthcare industry vertical, we have adapted our compliance management program (including the merchant screening process) to address the significant additional regulatory requirements, including various healthcare and privacy laws, applicable to such industry vertical.

While no compliance program can assure that there will not be violations, or alleged violations, of applicable laws, we believe that our compliance management system is reasonably designed, and managed, to minimize this risk.

See “Risk Factors—Risks Related to our Regulatory Environment.”

Legal Proceedings

From time to time, we and certain of our subsidiaries are involved in various lawsuits in state and federal courts regarding violations of state or federal statutes, regulations or common law related to matters arising out of the ordinary course of our business. We are not currently subject to any legal proceedings that we believe will have a materially adverse outcome.

Intellectual Property

We seek to protect our intellectual property by relying on a combination of federal, state, and common law in the United States, as well as on contractual measures. We use a variety of measures, such as trademarks and trade secrets, to protect our intellectual property. We also place appropriate restrictions on our proprietary information to control access and prevent unauthorized disclosures, a key part of our broader risk management strategy.

Given the innovative nature of our technology, we took steps to protect certain of our proprietary processes by applying for a patent in 2014. We responded to an Office Action regarding the patent application in October 2017. If issued, the patent, which is pending, will apply to our mobile application process, credit decisioning model, loan application logic, and several other key aspects of our technology. We also have registered several trademarks related to our name, “GreenSky,” including trademarking “GreenSky,” “GreenSky Credit,” and “GreenSky Patient Solutions,” as well as our logo. We believe our name and logo are important brand identifiers for consumers and for our merchants and Bank Partners.

Facilities

The table below sets forth selected information concerning our principal facilities as of December 31, 2017.

Location	Owned/Leased
Corporate Headquarters:
Atlanta, GA	Leased
Primary Call Centers:
Atlanta, GA	Leased
Crescent Hills, KY	Leased
Additional Facilities:
Alpharetta, GA	Leased

We believe our current facilities are adequate and that we will be able to find suitable space to accommodate foreseeable expansion.

Employees

As of March 31, 2018, GreenSky had 949 full-time employees, including 181 in technology and product, 413 in operations, 145 in collections, 90 in corporate functions, and 120 in sales and marketing, with substantially all located in metropolitan Atlanta, Georgia and Crescent Hills, Kentucky. None of our employees is represented by a labor union, and we believe we have positive relationships with our employees. We also occasionally engage third-party service providers, most often for contract programming services.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information as to persons who serve as GreenSky, Inc.’s executive officers and directors as of the date of this prospectus. Biographical information for each of the executive officers and directors can be found below.

Name	Age	Position
Executive Officers:
R. Jerry Bartlett, Jr.	57	Chief Technology Officer
Gerald Benjamin	60	Chief Administrative Officer, Vice Chairman and Director
Anne Byrd	57	Chief Operations Officer
Chris Forshay	39	President, GreenSky Home Improvement
Steven Fox	71	Executive Vice President and Chief Legal Officer
Tim Kaliban	52	President and Chief Risk Officer
Dennis Kelly	61	President, GreenSky Patient Solutions
Alan Mustacchi	57	Executive Vice President of Capital Markets
Robert Partlow	51	Executive Vice President and Chief Financial Officer
Lois Rickard	65	Chief Human Resources Officer
David Zalik	44	Chief Executive Officer, Director and Chairman of our Board of Directors
Non-Employee Directors:
Joel Babbit	64	Director
John Flynn	34	Director
Gregg Freishtat	51	Director
Nigel Morris	59	Director
Robert Sheft	57	Director

Executive Officers

R. Jerry Bartlett, Jr. has served as our Chief Technology Officer since February 2018. Prior to joining the Company, Mr. Bartlett served as Chief Technology Officer and Head of Global Operations for Hyperwallet Systems, Inc., a leading digital payments company, where he led all technology and operational functions; Executive Vice President and Chief Technology Officer of Worldpay SN LLC, a global payments company, where he was responsible for post-acquisition integration of technology and staff; Chief Technology Officer at SecureNet, where he led their technology functions; Senior Vice President and Global Chief Development Officer of First Data Corporation, a global financial technology services firm; and Senior Vice President and Chief Technology Officer for TD Ameritrade, a leading securities broker-dealer firm providing digital securities trading and clearing services. Mr. Bartlett has more than 30 years of experience as an executive for finance technology companies. Mr. Bartlett holds a Bachelor of Science in Technology and Management from The University of Maryland, in College Park, MD.

Gerald Benjamin has served as our Vice Chairman since 2014 and as our Chief Administrative Officer since February 2018. Prior to joining the Company, Mr. Benjamin served as the Managing Partner of Atlanta Equity Investors, a middle market private equity firm; Head of Investment Banking at Navigant Capital Advisors; Senior Managing Director at Casas, Benjamin & White LLC, a national restructuring and mergers and acquisitions advisory firm; and CEO of Premier Healthcare, Inc., a health care services venture development and management company. Mr. Benjamin has 35 years of operating, investment banking, corporate finance advisory, principal investing, and restructuring experience. Mr. Benjamin is a CPA and received a Bachelor of Science degree in accounting from the University of Kentucky, where he was named a Coopers & Lybrand Scholar.

Anne Byrd has served as our Chief Operations Officer since February 2018. Prior to joining the Company, Dr. Byrd was the President of Extremis Leadership, LLC, through which she served as an executive officer of various financial technology companies; the Executive Managing Director of UnitedLex, an enterprise legal services provider; the Managing Director of the Discovery Solutions Practice at LeClairRyan, a law firm; and a Senior Director of Capital One Services, Inc., a financial services company offering credit, savings, and loan products to customers. Dr. Byrd has more than 20 years of executive leadership and consulting experience in lending institutions, legal services companies, and financial technology companies. Dr. Byrd has earned an MBA from George Mason University, and an MA in Human and Organizational Systems and a PhD in Organizational Development from Fielding Graduate University.

Chris Forshay served as our Executive Vice President of Sales from 2016 to 2017, as Executive Vice President of Sales & Marketing from 2017 until February 2018, and as President of GreenSky Home Improvement since that time, having joined GreenSky in 2016 as our Executive Vice President of Sales. Prior to joining GreenSky, Mr. Forshay built sales for Reach150, a leader in referral management. Prior to his role at Reach150, Mr. Forshay spent the first 15 years of his career at Dell and Lenovo, where he led multi-billion dollar organizations across the technology stack and was responsible for post-merger integration efforts for key acquisitions. Mr. Forshay is a graduate of the University of Virginia earning his B.A. in Economics and Government and his MBA from the Darden School of Business.

Steven Fox has served as our Chief Legal Officer since 2016. Prior to joining GreenSky, Mr. Fox was a senior partner at Rogers & Hardin LLP, where he counseled publicly and privately held businesses, boards of directors and board committees, private equity funds and financial advisors in connection with mergers and acquisitions, capital markets transactions, corporate governance and a wide range of commercial and corporate matters. Mr. Fox graduated from the University of North Carolina at Chapel Hill with a B.A. in Economics and earned his J.D. from the University of Michigan Law School.

Tim Kaliban has served as our President and Chief Risk Officer since 2012. Prior to joining the Company, Mr. Kaliban served as the Chief Operating Officer and Executive Vice President of Risk and Portfolio Management for TCM Bank, a leading provider of consumer and business credit card services to over 600 banks nationwide. Previously, Mr. Kaliban also directed product management and delivery for the card services division of Fidelity National Information Services, Inc., an international financial services and payments processor. Prior thereto, he headed the card services unit of BankNorth, managing credit card, debit card, merchant, ATM and agent bank services. Mr. Kaliban received a B.A. from Middlebury College and an MBA from Tulane University.

Dennis Kelly has served as President of GreenSky Patient Solutions since 2016. Prior to joining the Company, Mr. Kelly served as the CEO of CarePoint Health, a New Jersey based multi-hospital integrated delivery system. Prior to joining CarePoint Health, Mr. Kelly served as CEO of New Hope Bariatrics, Inc., a specialty ambulatory surgery center company that Mr. Kelly co-founded in 2005. Prior to co-founding New Hope Bariatrics, Inc., Mr. Kelly served as the Chief Operating Officer of MedCath Inc., a leading national cardiovascular hospital company, following a 15-year career as a sales executive with Siemens Medical Systems, where he ultimately led government and key accounts sales nationally. Mr. Kelly received his RT.R. from the University of Utah and his Bachelor of Science degree from Westminster College in Salt Lake City, UT.

Alan Mustacchi has served as our Executive Vice President, Capital Markets since 2014. Prior to joining GreenSky, Mr. Mustacchi served as a Managing Director with Dresner Partners, a boutique mergers & acquisition advisory firm and as a Managing Director and Head of Specialty Retail & Consumer Products Investment Banking with Navigant Capital Advisors. Prior to joining Navigant, Mr. Mustacchi served as a Managing Director and Team Leader in the Merchant Banking Group at BNP Paribas; Vice President and Head of Underwriting at Bank of New York Commercial Corporation; a Senior Examiner in the Audit Group at Bankers Trust; and a Senior Accountant with Koenigsberg Wolf & Co., LLC. Mr. Mustacchi received a B.S. degree in Accounting and Economics from New York University’s College of Business and Public Administration and an MBA from New York University’s Stern School of Business.

Robert Partlow has served as our Executive Vice President and Chief Financial Officer since 2014. Prior to joining the Company, Mr. Partlow served as Chief Financial Officer and Executive Vice President for Seneca Mortgage Investment LLP, an investor and servicer in residential mortgage servicing. Previously, Mr. Partlow was a Senior Vice President at SunTrust, responsible for managing SunTrust’s mortgage loan portfolio and mortgage servicing rights portfolio. Prior to that, Mr. Partlow was the CFO for Fieldstone Investment Corporation, a NYSE traded real estate investment trust (“REIT”) that originated and invested in residential mortgages, where he established the REIT’s securitization program and led the company’s initial public offering. Mr. Partlow received a B.S. in Business Administration from the University of Richmond and a M.S. in Accountancy from the University of Virginia.

Lois Rickard has served as our Chief Human Resources Officer since 2017, having joined GreenSky as our Executive Vice President of Human Resources in 2015. Prior to joining the Company, Ms. Rickard managed HR operations for Streamline Health, where she led her team in building a strong culture following a series of acquisitions that changed the size and scope of the original company by aligning the processes, policies and offerings for the business’s future state. Ms. Rickard received a B.A. from Albion College and her Master’s Degree from the University of Michigan.

David Zalik has served as our Chief Executive Officer since co-founding GreenSky in 2006. Prior to co-founding the Company, Mr. Zalik founded MicroTech Information Systems, a computer hardware assembly company, and sold the business in 1996. Mr. Zalik also founded Outweb, a web and mobile-development consulting firm, and formerly was a director of RockBridge Commercial Bank. Mr. Zalik was the recipient of the 2016 Ernst & Young National Financial Services Entrepreneur of the Year Award. We believe Mr. Zalik is qualified to serve in his current capacity as Chief Executive Officer and a director because of his substantial operating, product strategy and industry expertise gained from his previous background as well as his current role as CEO of GreenSky.

Non-Employee Directors

Joel Babbit has served as a member of our board of directors since 2015. Mr. Babbit serves as Chief Executive Officer of MNN Holdings LLC, a digital marketing and publishing company focused on content production and distribution, which he co-founded in 2009. Previously, Mr. Babbit served as President and Chief Creative Officer of GCI Group Inc., a leading global advertising agency. In 1996, Mr. Babbit co-founded 360, a marketing communications company, and served as its Chief Executive Officer until its acquisition by Grey Global Group in 2002. Mr. Babbit is a graduate of The University of Georgia, from which he received the John Holliman Award for Lifetime Achievement in 2015. Mr. Babbit’s experience of over 35 years in both traditional and digital marketing, branding and corporate communications qualify him to serve as a member of our board of directors.

John Flynn has served as a member of our board of directors since April 2018. Mr. Flynn is a Principal at TPG Capital (“TPG”), where he is a member of the Internet, Digital Media & Communications group and the Technology group. Mr. Flynn serves on the board of directors of multiple private companies in the technology, digital media and communications industries. Prior to joining TPG in 2015, Mr. Flynn was a Principal at Silver Lake Partners, a private equity firm, where he managed investments in numerous technology, communications, digital media, and internet commerce companies. Mr. Flynn also serves on the board of directors of the San Francisco Zoo and Friends of the Urban Forest, a non-profit organization. Mr. Flynn graduated with honors with a degree in finance and accounting from the Wharton School and a degree in systems engineering from the School of Engineering and Applied Sciences at the University of Pennsylvania. Mr. Flynn’s substantial experience in overseeing technology investments for multiple investment firms qualifies him to serve as a member of our board of directors.

Gregg Freishtat has served as a member of our board of directors since 2014. Mr. Freishtat is the founder and for the past three years has been the Chief Executive Officer of SalesWise, Inc. Prior to that, he was the Senior Vice President of Strategic Alliances at Outbrain Inc. Mr. Freishtat is a technology executive with over 20 years of experience leading innovative and transformative companies. He has founded four venture-backed start-ups, all of which had successful exits. Deeply rooted in venture capital and management of internet technology companies, he has led several companies through acquisition and has been involved in developing disruptive technologies in convergence of telecommunications/internet, personal finance/online banking, web based analytics and digital media/online marketing and currently relationship intelligence. Mr. Freishtat received an undergraduate degree from Boston University and his J.D. from the University of Maryland Law School. Mr. Freishtat’s extensive experience with disruptive technologies and rapidly growing ventures qualify him to serve as a member of our board of directors.

Nigel Morris has served as a member of our board of directors since 2014. Mr. Morris is the co-founder and managing partner of QED Investors, a direct investment fund focused on high-growth companies that leverage the breakthrough power of data strategies in financial technology. Prior to venture investing, Mr. Morris co-founded Capital One Financial Services in 1994 and served as President and Chief Operating Officer. Mr. Morris received a BSC with honors in Psychology from the East London University and a MBA with distinction from London Business School, where he is also a Fellow. Mr. Morris’s financial technology and consumer credit experience qualifies him to serve as a member of our board of directors.

Robert Sheft has served as a member of our board of directors since 2014. Mr. Sheft is the Chairman and CEO of Installation Made Easy, Inc. (“IME”), which he acquired in partnership with Roark Capital Group in August 2012. IME develops and coordinates home improvement programs marketed through retailers on a nationwide basis. Mr. Sheft is also a Senior Advisor to Roark Capital Group, a private equity firm based in Atlanta, Georgia. Prior to acquiring IME, Mr. Sheft was the founder, President and CEO of Simply Floored, a residential flooring company that was acquired by IME. Prior to founding Simply Floored, Mr. Sheft was the founder, President and CEO of RMA Home Services, Inc., which was acquired by The Home Depot in December 2003 to create a platform for its installed home improvement division. Prior to founding RMA, Mr. Sheft spent five years as a Managing Director in charge of merchant Banking at First Southwest. Mr. Sheft began his career as an attorney in the mergers and acquisitions practice of Skadden, Arps, Slate, Meagher & Flom. Mr. Sheft received a B.S. from the University of Pennsylvania’s Wharton School and a J.D. from Columbia Law School. Mr. Sheft’s extensive home improvement contractor experience qualifies him to serve as a member of our board of directors.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors consists of seven directors. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

Our board of directors is divided into three classes, each serving staggered, three-year terms:

•	our Class I directors will be Nigel Morris and Gregg Freishtat, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	our Class II directors will be David Zalik, Robert Sheft and Joel Babbit, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	our Class III directors will be Gerald Benjamin and John Flynn and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

TPG is entitled to designate a director for three years following this offering.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Independence of our Board of Directors

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Messrs. Freishtat and Flynn do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of those directors is “independent,” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of NASDAQ. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committees

Our board of directors has three standing committees: an audit committee; a compensation committee; and a governance and nominating committee. Each of the committees will report to the board of directors as it deems appropriate and as the board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. Our audit committee consists of John Flynn (Chair) and Gregg Freishtat. Our board of directors has affirmatively determined that each of Messrs. Flynn and Freishtat meet the requirements for independence of audit committee members under applicable SEC and NASDAQ rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. In addition, Mr. Flynn qualifies as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our board of directors has adopted a new written charter for the audit committee, which is available on the Investor Relations section of our website at www.greenskycredit.com. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Compensation Committee

The compensation committee will determine our general compensation policies and the compensation provided to our officers. The compensation committee will also make recommendations to our board of directors regarding director compensation. In addition, the compensation committee will review and determine equity-based compensation for our directors, officers, employees and consultants and will administer our equity incentive plans. Our compensation committee will also oversee our corporate compensation programs. Our compensation committee consists of Gregg Freishtat (Chair) and John Flynn. Each member of our compensation committee is independent, as defined under the NASDAQ listing rules, and satisfies NASDAQ’s additional independence standards for compensation committee members. Each member of our compensation committee is a non-employee director (within the meaning of Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

Our board of directors has adopted a new written charter for the compensation committee, which is available on the Investor Relations section of our website at www.greenskycredit.com. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Governance and Nominating Committee

The governance and nominating committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board. In addition, the governance and nominating committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. Our governance and nominating committee consists of Gregg Freishtat (Chair) and John Flynn. Each member of our governance and nominating committee is independent as defined under the NASDAQ listing rules.

Our board of directors has adopted a written charter for the governance and nominating committee, which is available on the Investor Relations section of our website at www.greenskycredit.com. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review the adequacy and effectiveness of our internal controls over financial reporting. Our governance and nominating committee will be responsible for periodically evaluating our Company’s corporate governance policies and system in light of the governance risks that our Company faces and the adequacy of our Company’s policies and procedures designed to address such risks. Our compensation committee will assess and monitor whether any of our compensation policies and programs is reasonably likely to have a material adverse effect on our Company.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our codes of ethics is available on the Investor Relations section of our website at www.greenskycredit.com. We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or in public filings. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

EXECUTIVE COMPENSATION

Information in this “Executive Compensation” section (e.g., units and per unit data) is presented after adjustment for the Forward Split.

Our named executive officers, consisting of our principal executive officer and our next two most highly compensated executive officers, for the year ended December 31, 2017, were:

•	David Zalik, our Chief Executive Officer and Chairman of our board of directors;

•	Gerald Benjamin, our Chief Administrative Officer and Vice Chairman; and

•	Tim Kaliban, our President and Chief Risk Officer.

Summary Compensation Table

The following table sets forth information regarding the compensation awarded to, earned by, or paid to our named executive officers during the fiscal years ended December 31, 2017 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Equity Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
David Zalik(4)	2017	500,000	—	—	1,942	501,942
Chief Executive Officer and Chairman	2016	500,000	—	—	1,942	501,942
Gerald Benjamin(4)	2017	450,000	450,000	—	2,305,312	3,205,312
Chief Administrative Officer and Vice Chairman	2016	450,000	—	394,660	94,026	938,686
Tim Kaliban	2017	339,615	—	—	7,443,212	7,782,827
President and Chief Risk Officer	2016	325,000	—	—	253,915	578,915

(1)	Includes discretionary bonuses granted to certain of our named executive officers as a result of what was viewed as exceptional contributions during the year.

(2)

The amounts in this column reflect the aggregate grant date fair value of each profits interest in GS Holdings granted during the year described below under the caption entitled “—Employee Benefit Plans—Options and Profits Interests” and the table below entitled “Outstanding Equity Awards at Fiscal Year End.” The amounts shown were computed in accordance with FASB Accounting Standards Codification (“ASC”) Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 10 to the consolidated financial statements of GS Holdings included in this prospectus. The amounts awarded were discretionary, but generally were intended to align the profit incentive opportunity with those of similarly compensated employees.

(3)

The compensation included in the “All Other Compensation” column includes: (a) for Mr. Benjamin, (i) tax distributions in the amounts of $237,829 and $94,026 in connection with profits interests in 2017 and 2016, respectively, and (ii) special distributions in the amount of $2,067,483 in 2017; and (b) for Mr. Kaliban, (i) tax distributions in the amounts of $779,932 and $244,640 in connection with profits interests in 2017 and 2016, respectively, (ii) special distributions in the amount of $6,654,005 in 2017, and (iii) 401(k) contributions in 2017 and 2016. See “Dividend Policy."

(4)	Messrs. Zalik and Benjamin also serve as the Chairman and Vice Chairman, respectively, of our board of directors, but they do not receive any additional compensation for their services as directors.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards, as of December 31, 2017, for each named executive officer.

We previously granted options exercisable for Class A units of GS Holdings to certain of our named executive officers. Subsequent to when we awarded those options, the awards were amended to cap the amount that the recipient could receive upon exercise (with a cap price of $7.60 per unit) and each recipient was awarded companion profits interests with a threshold price equal to the cap price of $7.60 per unit.

Name	Option Awards(1)						Equity Awards(2)
	Grant date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units that have not vested (#)		Market value of shares or units that have not vested ($)(3)
David Zalik Chief Executive Officer and Chairman	—		—	—	—	—	—		—
Gerald Benjamin Chief Administrative Officer and Vice Chairman	1/1/14	(4)	521,860	347,900	$1.08	1/1/24	347,900	(4)	$66,783
	—		—	—	—	—	450,000	(5)	$1,040,411
	—		—	—	—	—	112,000	(6)	$315,728
Tim Kaliban President and Chief Risk Officer	2/1/12	(7)	2,400,000	—	$0.24	2/1/22	—		—

(1)

Reflects options to acquire Class A units of GS Holdings. Prior to the Reorganization Transactions, outstanding options to acquire Class A units of GSLLC were equitably adjusted and replaced with options to acquire Class A units of GS Holdings. As part of the Reorganization Transactions, those options were further equitably adjusted and replaced with options to acquire shares of our Class A common stock. See “Organizational Structure.” Based on the sale of shares of Class A common stock in this offering at a price per share to the public of $23.00, and after giving effect to such exchange, (a) Mr. Benjamin’s 869,760 unexercised options became options to purchase 246,520 shares of Class A common stock; and (b) Mr. Kaliban’s 2,400,000 unexercised options became options to purchase 767,666 shares of Class A common stock.

(2)

Reflects profits interests in GS Holdings. Prior to the Reorganization Transactions, holders of profits interests in GSLLC contributed their profits interests to GS Holdings in exchange for profits interests in GS Holdings having the same terms. As part of the Reorganization Transactions, those profits interests in GS Holdings were replaced with Holdco Units (and an equal number of shares of Class B common stock).

(3)

Because there was no public market for our equity as of December 31, 2017, the market value of our profits interests as of that date is not determinable. Accordingly, we cannot calculate the market value of the unvested profits interests as of that date. The values reflect the grant date fair values calculated in accordance with FASB ASC Topic 718. Assumptions used in the valuation of equity-based awards are discussed in Note 10 to the consolidated financial statements of GS Holdings included in this prospectus.

(4)

Options and companion profits interests vest at the rate of 20% per year, with a remaining vesting date of January 1, 2019. Subsequent to the grant of options, the options were capped at $7.60 per unit, and Mr. Benjamin was awarded 869,760 companion profits interests with a threshold price equal to the cap price of $7.60 per unit.

(5)

On December 30, 2015, Mr. Benjamin was granted 750,000 profits interests with a threshold price of $7.60 per unit, which vest at the rate of 20% per year with remaining vesting dates of December 30, 2018, December 30, 2019, and December 30, 2020.

(6)

On August 23, 2016, Mr. Benjamin was granted 140,000 profits interests with a threshold price of $7.60 per unit, which vest at the rate of 20% per year with remaining vesting dates of August 23, 2018, August 23, 2019, August 23, 2020 and August 23, 2021.

(7)

Subsequent to the grant of options, the options were capped at $7.60 per unit, and Mr. Kaliban was awarded 2,400,000 companion profits interests with a threshold price equal to the cap price of $7.60 per unit.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of Dodd-Frank.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan (other than our 401(k) plan) sponsored by us during 2017.

Non-qualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during 2017.

Employment Agreements

We have entered into an employment agreement with David Zalik, our Chief Executive Officer. The material terms of Mr. Zalik’s employment agreement are summarized below. Such summary is qualified by reference to the actual text of the agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. None of our other executive officers have employment agreements, and none of our executive officers are party to stand-alone severance or change in control agreements.

Mr. Zalik Employment Agreement

We entered into an employment agreement with David Zalik, our Chief Executive Officer and Chairman, effective as of September 25, 2014. The agreement provides for an annual salary of $500,000, subject to periodic reviews, and an annual bonus based upon a target bonus of 50% of the annual salary. To date, Mr. Zalik has waived any entitlement to a bonus. The agreement also provides that if Mr. Zalik terminates his employment with our Company for “Good Reason” (as defined in the agreement) or we terminate his employment “without cause” (as defined in the agreement), he will continue to receive his salary and certain benefits for 24 months and will receive a pro-rated portion of his bonus for the year of termination. The agreement also contains a 12-month non-competition covenant.

Employee Benefit Plans

Options and Profits Interests

We previously granted options to acquire Class A units of GS Holdings to certain of our employees, consultants and directors. The options are subject to vesting conditions and are exercised automatically on certain enumerated events. Additionally, we previously granted profits interests in GS Holdings to certain of our employees, consultants and directors. All of the unvested options and profits interests are subject to continued employment and time-based vesting. Subject to certain requirements, we generally have the right under the agreements to repurchase any Class A units acquired under an option and the outstanding profits interests. As of December 31, 2017, there were outstanding options to acquire 9,821,890 Class A units in GS Holdings and 14,061,530 outstanding profits interests in GS Holdings. Prior to the Reorganization Transactions,

outstanding options to acquire Class A units in GSLLC were equitably adjusted and replaced with options to acquire Class A units in GS Holdings. As part of the Reorganization Transactions, those options were further equitably adjusted and replaced with options to acquire shares of Class A common stock. Outstanding profits interests in GSLLC were contributed to GS Holdings in exchange for profits interests in GS Holdings having the same terms. As part of the Reorganization Transactions, those profits interests in GS Holdings were replaced with Holdco Units (and an equal number of shares of Class B common stock). Following the completion of this offering, no further options or profits interests in GS Holdings will be granted.

2018 Omnibus Incentive Compensation Plan

As part of the Reorganization Transactions and this offering, GreenSky adopted, and the sole stockholder of GreenSky at that time approved, the 2018 Omnibus Incentive Compensation Plan. The 2018 Omnibus Incentive Compensation Plan will be effective upon closing of this offering.

The principal features of our 2018 Omnibus Incentive Compensation Plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

General

The 2018 Omnibus Incentive Compensation Plan covers the grant of awards to employees, consultants and non-employee directors of GreenSky and those of its affiliates, except that incentive stock options may only be granted to employees of GreenSky, Inc. and its corporate affiliates. Under the terms of the 2018 Omnibus Incentive Compensation Plan, an aggregate of 24,000,000 shares of the Class A common stock of GreenSky, Inc. (including any LTIP Units (as defined below) which may be granted under the 2018 Omnibus Incentive Compensation Plan), will be authorized for delivery in settlement of awards, provided that the total number of shares of Class A common stock that may be delivered pursuant to the exercise of incentive stock options granted under the 2018 Omnibus Incentive Compensation Plan may not exceed 24,000,000 shares.

We will bear all expenses of the 2018 Omnibus Incentive Compensation Plan and our compensation committee will administer the plan. The compensation committee has the authority to grant awards to such persons and upon such terms and conditions (not inconsistent with the provisions of the 2018 Omnibus Incentive Compensation Plan) as it may consider appropriate. Among the compensation committee’s powers is the authority to (i) determine the form, amount and other terms and conditions of awards; (ii) clarify, construe or resolve any ambiguity in any provision of the 2018 Omnibus Incentive Compensation Plan or any award agreement; (iii) amend the terms of outstanding awards; and (iv) adopt such rules, forms, instruments and guidelines for administering the 2018 Omnibus Incentive Compensation Plan as the compensation committee deems necessary or proper. The compensation committee may delegate any or all of its administrative authority to one or more of our officers, except with respect to awards to executive officers who are subject to Section 16 of the Exchange Act. Based on service, performance and/or other factors or criteria, the compensation committee may, after grant of the award, accelerate the vesting of all or any part of the award. Notwithstanding the foregoing, any exercise of discretion regarding awards for non-employee directors must be approved by the board of directors of GreenSky.

Shares of Class A common stock covered by an award shall only be counted as used to the extent actually used. A share of Class A common stock issued in connection with an award under the 2018 Omnibus Incentive Compensation Plan shall reduce the total number of shares of Class A common stock available for issuance under the 2018 Omnibus Incentive Compensation Plan by one; provided, however, that, upon settlement of a stock appreciation right, the greater of the number of shares underlying the portion of the stock appreciation right that is exercised or the number of shares actually issued will be treated as having been delivered for purposes of determining the maximum number of shares available for grant under the plan.

If any award under the 2018 Omnibus Incentive Compensation Plan terminates without the delivery of shares of Class A common stock, whether by lapse, forfeiture, cancellation or otherwise, the shares of Class A common stock subject to such award, to the extent of any such termination, shall again be available for grant under the 2018 Omnibus Incentive Compensation Plan. Notwithstanding the foregoing, upon the exercise of any such award granted in tandem with any other awards, such related awards shall be cancelled to the extent of the number of shares of Class A common stock as to which the award is exercised, and such number of shares shall no longer be available for awards under the 2018 Omnibus Incentive Compensation Plan. Subject to applicable law, if any shares subject to an award (other than a full value award) granted under the 2018 Omnibus Incentive Compensation Plan are withheld or applied as payment in connection with the exercise of the award or the withholding or payment of taxes related thereto or separately surrendered by the participant for any such purpose, such returned shares of Class A common stock will be treated as having been delivered for purposes of determining the maximum number of shares available for grant under the 2018 Omnibus Incentive Compensation Plan and shall not again be treated as available for grant. If any shares subject to a full value award granted under the 2018 Omnibus Incentive Compensation Plan are withheld or applied as payment in connection with the withholding or payment of taxes related thereto or separately surrendered by the participant for such purpose, such returned shares of Class A common stock will again be available for grant under the 2018 Omnibus Incentive Compensation Plan. The number of shares available for issuance under the 2018 Omnibus Incentive Compensation Plan may not be increased through the purchase of shares on the open market with the proceeds obtained from the exercise of any options granted hereunder. Notwithstanding the foregoing, however, in the case of any substitute award granted in assumption of or in substitution for an entity award issued by an acquired entity, shares delivered or deliverable in connection with such substitute award shall not be counted against the number of shares reserved under the 2018 Omnibus Incentive Compensation Plan (to the extent permitted by applicable stock exchange rules), and available shares of stock under a stockholder-approved plan of an acquired entity (as appropriately adjusted to reflect the transaction) also may be used for awards under the 2018 Omnibus Incentive Compensation Plan, and shall not reduce the number of shares otherwise available under the 2018 Omnibus Incentive Compensation Plan (subject to applicable stock exchange requirements).

If a dividend or other distribution (whether in cash, shares or other property), recapitalization, forward or reverse stock split, subdivision, consolidation or reduction of capital, reorganization, merger, consolidation, scheme of arrangement, split-up, spin-off or combination involving us or the repurchase or exchange of shares of our Class A common stock or other securities, or other rights to purchase shares of our securities or other similar transaction or event, affects our shares of Class A common stock such that the compensation committee determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits (or potential benefits) provided to grantees under the 2018 Omnibus Incentive Compensation Plan, the compensation committee shall make an equitable change or adjustment as it deems appropriate in the number and kind of securities that may be issued pursuant to awards under the 2018 Omnibus Incentive Compensation Plan, the per individual limits on the awards that can be granted in any calendar year and any outstanding awards and the related exercise price (as defined below) relating to any such awards, if any.

Generally, no grantee may be granted Awards denoted in shares with respect to more than 1,000,000 shares (twice that limit for Awards granted in the year in which the grantee first commenced employment or service) in a single calendar year. The maximum potential value of Awards denoted in dollars that may be granted in a single calendar year may not exceed $5,000,000 (twice that limit for Awards granted to a grantee in the year in which the grantee first commenced employment or service). A non-employee director may not be granted Awards in a single calendar year that, taken together with any cash fees paid for the director’s service as a director during the year, exceeds $750,000 in total value (calculating the value of the Awards based on the grant date fair value for financial accounting purposes (exceptions permitted (up to twice that limit) for non-executive chair of the board or in other extraordinary circumstances).

Types of Awards

The 2018 Omnibus Incentive Compensation Plan permits the grant of any or all of the following types of awards to grantees:

•	stock options, including incentive stock options (“ISOs”);

•	stock appreciation rights (“SARs”);

•	restricted stock;

•	deferred stock and restricted stock units;

•	performance units and performance shares;

•	dividend equivalents;

•	bonus shares;

•	other stock-based awards (including LTIP Units, as defined below); and

•	cash incentive awards.

Generally, awards under the 2018 Omnibus Incentive Compensation Plan are granted for no consideration other than prior and/or future services. Awards granted under the 2018 Omnibus Incentive Compensation Plan may, in the discretion of the compensation committee, be granted alone or in addition to, in tandem with or in substitution for, any other award under the 2018 Omnibus Incentive Compensation Plan or any other plan of ours; provided, however, that if a SAR is granted in tandem with an ISO, the SAR and ISO must have the same grant date and term, and the exercise price of the SAR may not be less than the exercise price of the ISO. The material terms of each award will be set forth in a written or electronic award agreement between the grantee and us. The agreements will specify when the award may become vested, exercisable or payable. No right or interest of a participant in any award will be subject to any lien, obligation or liability of the participant. The laws of the State of Delaware govern the 2018 Omnibus Incentive Compensation Plan. The 2018 Omnibus Incentive Compensation Plan is unfunded, and we will not segregate any assets for grants of awards under the 2018 Omnibus Incentive Compensation Plan.

Other than awards excluded from the minimum vesting requirement as set forth herein, no award may be granted under the 2018 Omnibus Incentive Compensation Plan that will be eligible to vest earlier than 12 months after the date of grant and/or have a performance period of less than 12 months, although awards made within the first 90-days of a year may have performance periods that begin as of the beginning of that year and that end at the end of that year and awards to non-employee directors may vest as of an earlier date if no earlier than 50 weeks from the date of the annual stockholders’ meeting at which the Awards were granted. Notwithstanding the foregoing, awards that result in the issuance of an aggregate of up to 5% of the shares of Class A common stock available under the 2018 Omnibus Incentive Compensation Plan may be granted without regard to such minimum vesting requirements.

Stock Options and SARs

The compensation committee is authorized to grant SARs and stock options (including ISOs except that an ISO may only be granted to an employee of ours or one of our subsidiary corporations). A stock option allows a grantee to purchase a specified number of our shares at a predetermined price per share (the “Option Exercise Price”) during a fixed period measured from the date of grant. An SAR entitles the grantee to receive the excess of the fair market value of a specified number of shares on the date of exercise over a predetermined exercise price per share (the “SAR Exercise Price”). The Option Exercise Price or SAR Exercise Price will be determined by the compensation committee and set forth in the award agreement; but neither may be less than the fair market value of a share on the grant date (110 percent of the fair market value in case of certain incentive stock options). The term of each option or SAR is determined by the compensation committee and set forth in the award agreement, except that the term may not exceed 10 years (five years in case of certain incentive stock options). Options may be exercised by payment of the purchase price through one or more of the following means: payment in cash (including personal check or wire transfer), or, with the approval of the compensation committee, by delivering shares of Class A common stock previously owned by the grantee, by delivery of shares of Class A common stock to be acquired upon the exercise of such option or by delivering restricted shares of Class A common stock. The compensation committee may also permit a grantee to pay the Option Exercise Price through the sale of shares acquired upon exercise of the option through a broker-dealer to whom the grantee has delivered irrevocable instructions to deliver sales proceeds sufficient to pay the purchase price to us. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of Company stock with respect to which an ISO may become exercisable for the first time during any calendar year cannot exceed $100,000; and if this limitation is exceeded, the ISOs which cause the limitation to be exceeded will be treated as nonqualified options. No participant may be granted SARs in tandem with ISOs, which are first exercisable in any calendar year for shares of Company stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000.

Restricted Shares

The compensation committee may award restricted shares consisting of shares of Class A common stock which remain subject to a risk of forfeiture and may not be disposed of by grantees until certain restrictions established by the compensation committee lapse. The vesting conditions may be service-based (i.e., requiring continuous service for a specified period) or performance-based (i.e., requiring achievement of certain specified performance objectives) or both. Unless the agreement eliminates such rights, a grantee receiving restricted shares will have the right to vote the restricted shares but may only receive any dividends payable on such restricted shares if and at the time the restricted shares vest (such dividends to either be deemed reinvested into additional restricted shares subject to the same terms as the restricted shares to which such dividends relate or accumulated and paid in cash when the restricted shares vest). Upon termination of the grantee’s affiliation with us during the restriction period (or, if applicable, upon the failure to satisfy the specified performance objectives during the restriction period), the restricted shares will be forfeited as provided in the award agreement.

Restricted Stock Units and Deferred Stock

The compensation committee may also grant restricted stock unit awards and/or deferred stock awards. A deferred stock award is the grant of a right to receive a specified number of our shares of Class A common stock at the end of specified deferral periods or upon the occurrence of a specified event. A restricted stock unit award is the grant of a right to receive a specified number of our shares of Class A common stock (or the cash value thereof) upon lapse of a specified forfeiture condition (such as completion of a specified period of service or achievement of certain specified performance objectives). If the service condition and/or specified performance objectives are not satisfied during the restriction period, the award will lapse without the issuance of the shares underlying such award (or payment of the cash value thereof).

Restricted stock units and deferred stock awards carry no voting or other rights associated with stock ownership. Unless the agreement eliminates such rights, however, a grantee receiving restricted stock units or deferred stock will receive dividend equivalents with respect to restricted stock units or deferred stock, and such dividend equivalents will either be deemed to be reinvested in additional shares of restricted stock units or deferred stock subject to the same terms as the shares of restricted stock or deferred stock to which such dividend equivalents relate or accumulated and paid in cash only if the related restricted stock units or deferred stock becomes vested and payable.

Performance Units

The compensation committee may grant performance units, which entitle a grantee to cash or shares of Class A common stock conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the compensation committee and reflected in the award agreement. The initial value of a performance unit will be determined by the compensation committee at the time of grant. The compensation committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Performance Shares

The compensation committee may grant performance shares, which entitle a grantee to a certain number of shares of Class A common stock, conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the compensation committee and reflected in the award agreement. The compensation committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Bonus Shares

The compensation committee may grant fully vested shares of Class A common stock as bonus shares (if available under the five percent (5%) exception to the one-year minimum vesting rule) or shares of Class A common stock subject to such terms and conditions as are specified in the award agreement.

Dividend Equivalents

The compensation committee is authorized to grant dividend equivalents, which provide a grantee the right to receive payment equal to the dividends paid on a specified number of our shares. Dividend equivalents may be paid directly to grantees upon vesting or may be deferred for later delivery under the 2018 Omnibus Incentive Compensation Plan. If deferred, such dividend equivalents may be credited with interest or may be deemed to be invested in our shares, other awards or in other property. No dividend equivalents may be granted in conjunction with any grant of stock options or SARs.

LTIP Units

The compensation committee may grant equity-based awards under the 2018 Omnibus Incentive Compensation Plan, valued by reference to shares of our Class A common stock, consisting of Holdco Units in GS Holdings and an equal number of shares of our Class B common stock, which will be referred to as “LTIP Units.” LTIP Units may be subject to any vesting conditions as the compensation committee may determine and set forth in the agreement, similar to any other type of equity award, such as restricted stock. Holders of LTIP Units will have the right to exchange such units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash, at our option. Any Holdco Units exchanged under the exchange provisions described above will thereafter be owned by GreenSky, Inc. and the corresponding shares of Class B common stock will be cancelled. Each LTIP Unit awarded will be equivalent to an award of one share of our Class A common stock for purposes of reducing the number of shares of Class A common stock available under the 2018 Omnibus Incentive Compensation Plan. The Holdco Units will be issued by GS Holdings.

Other Stock-Based Awards

In order to enable us to respond to material developments in the area of taxes and other legislation and regulations and interpretations thereof, and to trends in executive compensation practices, the 2018 Omnibus Incentive Compensation Plan also authorizes the compensation committee to grant awards that are valued in whole or in part by reference to or otherwise based on shares of our Class A common stock. The compensation committee determines the terms and conditions of such awards, including consideration paid for awards granted as share purchase rights and whether awards are paid in shares or cash.

Cash Incentive Awards

The compensation committee may grant cash incentive awards to any eligible person in such amounts and upon such terms, including the achievement of specific performance goals during the applicable performance period, as the compensation committee may determine. An eligible person may have more than one cash incentive award outstanding at any time. For instance, the compensation committee may grant an eligible employee one cash incentive award with a calendar year performance period as an annual incentive bonus and a separate cash incentive award with a multi-year performance period as a long-term cash incentive bonus.

The compensation committee shall establish performance goals applicable to each cash incentive award in its discretion and the amount that will be paid to the grantee pursuant to such cash incentive award if the applicable performance goals for the performance period are met. If an eligible person earns the right to receive a payment with respect to a cash incentive award, such payment will be made in cash in accordance with the terms of the award agreement. If the award agreement does not specify a payment date with respect to a cash incentive award, payment of the cash incentive award will be made no later than the 15th day of the third month following the end of the taxable year of the grantee or our fiscal year during which the cash incentive award becomes vested and payable.

Performance-Based Awards

The compensation committee may require satisfaction of pre-established performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria, as a condition to awards being granted or becoming exercisable or payable under the 2018 Omnibus Incentive Compensation Plan, or as a condition to accelerating the timing of such events. Any applicable performance measure may be applied on a pre- or post-tax basis. The compensation committee may, provided that the formula for such award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss. The levels of performance required with respect to performance measures may be expressed in absolute or relative terms and may be based upon a set increase, set positive result, maintenance of the status quo, set decrease or set negative result. Performance measures may differ for awards to different grantees. The compensation committee shall specify the weighting (which may be the same or different for multiple objectives) to be given to each performance objective for purposes of determining the final amount payable with respect to any such award. Any one or more of the performance measures may apply to the grantee, a department, unit, division or function within our Company or any one or more of its subsidiaries; and may apply either alone or relative to the performance of other businesses or individuals (including industry or general market indices). An award that is intended to become exercisable, vested or payable on the achievement of performance conditions means that the award will not become exercisable, vested or payable solely on mere continued employment or service. However, such an award, in addition to performance conditions, may be subject to continued employment or service by the participant. Additionally, the vesting, exercise or payment of an award can be conditioned on mere continued employment or service.

Settlement of Awards

Awards generally may be settled in cash, shares of our Class A common stock, other awards or other property (including Holdco Units under LTIP Units), in the discretion of the compensation committee. Each share of Class A common stock awarded will result in the issuance by GS Holdings to GreenSky, Inc. of a corresponding Holdco Unit.

Change of Control

If there is a merger or consolidation of GreenSky, Inc. with or into another corporation or a sale of substantially all of our shares (a “Corporate Transaction”) that results in a Change in Control (as defined in the 2018 Omnibus Incentive Compensation Plan), and the outstanding awards are not assumed by surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company), the compensation committee will cancel any outstanding awards that are not vested and nonforfeitable as of the consummation of such Corporate Transaction (unless the compensation committee accelerates the vesting of any such awards) and with respect to any vested and nonforfeitable awards, the compensation committee may either (i) allow all grantees to exercise options and SARs within a reasonable period prior to the consummation of the Corporate Transaction and cancel any outstanding options or SARs that remain unexercised upon consummation of the Corporate Transaction, or (ii) cancel any or all of such outstanding awards (including options and SARs) in exchange for a payment (in cash, or in securities or other property) in an amount equal to the amount that the grantee would have received (net of the exercise price with respect to any options or SARs) if the vested awards were settled or distributed or such vested options and SARs were exercised immediately prior to the consummation of the Corporate Transaction. If an exercise price of the option or SAR exceeds the fair market value of our shares and the option or SAR is not assumed or replaced by the surviving company (or its parent company), such options and SARs will be cancelled without any payment to the grantee. If any other award is not vested immediately prior to the consummation of the Corporate Transaction, such award will be cancelled without any payment to the grantee.

Amendment to, and Termination of, the 2018 Omnibus Incentive Compensation Plan

The 2018 Omnibus Incentive Compensation Plan may be amended, suspended or terminated by our board of directors without further stockholder approval, unless such stockholder approval of any such amendment is required by law or regulation or under the rules of any stock exchange or automated quotation system on which our shares of Class A common stock are then listed or quoted. An amendment will be contingent on approval of our Company’s stockholders if the amendment would (i) increase the benefits accruing to participants under the 2018 Omnibus Incentive Compensation Plan, including without limitation, any amendment to the 2018 Omnibus Incentive Compensation Plan or any agreement to permit a repricing or decrease in the exercise price of any outstanding awards, (ii) increase the aggregate number of shares of Class A common stock that may be issued under the 2018 Omnibus Incentive Compensation Plan, or (iii) modify the requirements as to eligibility for participation in the 2018 Omnibus Incentive Compensation Plan.

In addition, subject to the terms of the 2018 Omnibus Incentive Compensation Plan, no amendment or termination of the 2018 Omnibus Incentive Compensation Plan may materially and adversely affect the right of a grantee under any outstanding award granted under the 2018 Omnibus Incentive Compensation Plan without the participant’s consent.

Unless earlier terminated by our board of directors, the 2018 Omnibus Incentive Compensation Plan will terminate when no shares of Class A common stock remain reserved and available for issuance and no other awards remain outstanding or, if earlier, on the tenth anniversary of the adoption of the 2018 Omnibus Incentive Compensation Plan by our board of directors.

Stockholder Rights

No participant shall have any rights as a stockholder of the Company (or as a member of GS Holdings) until such award is settled by the issuance of Class A common stock (or, if applicable, Holdco Units), other than awards for which certain voting and dividend rights or dividend equivalents may be granted.

Transferability

Generally, an award is non-transferable except by will or the laws of descent and distribution, and during the lifetime of the participant to whom the award is granted, the award may only be exercised by, or payable to, the participant. However, the compensation committee may provide that awards other than ISOs or a corresponding SAR that is related to an ISO may be transferred by a participant to any permitted transferee (as defined in the 2018 Omnibus Incentive Compensation Plan). Any such transfer will be permitted only if (i) the participant does not receive any consideration for the transfer, (ii) the compensation committee expressly approves the transfer and (iii) the transfer is on such terms and conditions as are appropriate for the permitted transferee. The holder of the transferred award will be bound by the same terms and conditions that governed the award during the period that it was held by the participant, except that such transferee may only transfer the award by will or the laws of descent and distribution.

No Repricing

Notwithstanding any other provision of the 2018 Omnibus Incentive Compensation Plan, no option or SAR may be amended to reduce the exercise or grant price nor cancelled in exchange for other options or SARs with a lower exercise or grant price or shares or cash, without stockholder approval.

Compliance With Applicable Law

No award shall be exercisable, vested or payable except in compliance with all applicable federal and state laws and regulations (including, without limitation, tax and securities laws), any listing agreement with any stock exchange to which our Company is a party, and the rules of all domestic stock exchanges on which our Company’s shares may be listed.

No Employment Rights

Awards do not confer upon any individual any right to continue in the employ or service of our Company or any subsidiary.

Recoupment of Awards

The 2018 Omnibus Incentive Compensation Plan provides that awards granted under the 2018 Omnibus Incentive Compensation Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC or other applicable law or the primary stock exchange on which our shares are listed.

Miscellaneous

Each participant in the 2018 Omnibus Incentive Compensation Plan remains subject to the securities trading policies adopted by our Company from time to time with respect to the exercise of options or SARs or the sale of shares of Company stock acquired pursuant to awards granted under the 2018 Omnibus Incentive Compensation Plan. A grantee shall forfeit any and all rights under an award upon notice of termination by the Company or any affiliate for “Cause” as such term is defined in the 2018 Omnibus Incentive Compensation Plan. Award agreements shall contain such other terms and conditions as the compensation committee may determine in its sole discretion (to the extent not inconsistent the 2018 Omnibus Incentive Compensation Plan).

Other Supplemental Benefits

Our named executive officers are eligible for the following benefits on a similar basis as other eligible employees:

•	health, dental and vision insurance;

•	paid-time-off days;

•	life and accidental death and dismemberment insurance;

•	short-term (voluntary) and long-term disability insurance;

•	health savings account programs;

•	critical, accident and life insurance (voluntary); and

•

401(k) plan, which generally allows employees who satisfy certain eligibility requirements to defer up to 75% of their compensation, within limits established by Internal Revenue Service regulations, with our Company having the ability to make matching contributions up to 6% of base compensation.

Director Compensation

The following table sets forth information regarding the compensation awarded to, earned by, or paid to our directors during the fiscal year ended December 31, 2017.

Name(1)	Equity Awards ($)		Option Awards ($)		All Other Compensation ($)(2)	Total ($)
Joel Babbit	—	(3)	—	(3)	530,779	530,779
Gregg Freishtat	—	(4)	—	(4)	819,892	819,892
Nigel Morris	—	(5)	—		5,531,856	5,531,856
Robert Sheft	—		—		88,921,289	88,921,289
Bryan Taylor(6)	—		—		32,267,799	32,267,799

(1)

Messrs. Zalik and Benjamin serve both as executive officers and directors of our Company. Their compensation is fully reflected in the Summary Compensation Table above, and they do not receive any additional compensation for their service as directors.

(2)

The compensation included in the “All Other Compensation” column includes: (i) for Mr. Babbit, (a) tax distributions in the amount of $52,933 in connection with profits interests during 2017 and (b) special distributions in the amount of $477,846; (ii) for Mr. Freishtat, (a) tax distributions in the amount of $96,469 in connection with profits interests during 2017 and (b) special distributions in the amount of $723,423; and (iii) for Mr. Morris, (a) tax distributions in the amount of $359,326 in connection with Class A units during 2017, (b) special distributions in the amount of $2,560,148 and (c) fees in the amount of $2,612,382 in connection with finalizing our August 2017 term loan transaction, of which $1,509,575 was paid to an entity controlled by Mr. Morris during 2017 and the remaining $1,102,807 was set aside for subsequent payment; (iv) for Mr. Sheft, (a) tax distributions in the amount of $11,586,976 in connection with Class A units during 2017 and (b) special distributions in the amount of $77,334,313; and (v) for Mr. Taylor, (a) tax distributions in the amount of $4,205,754 in connection with Class B units during 2017 and (b) special distributions in the amount of $28,062,045. See “Dividend Policy" and “Certain Relationships and Related Party Transactions—Other Related Party Transactions.”

(3)

On April 13, 2015, we awarded Mr. Babbit options to purchase 430,880 Class A units with an exercise price of $5.65 per unit. Those options were subsequently capped at $7.60 per unit, and Mr. Babbit was awarded 430,880 companion profits interests with a threshold price equal to the cap price of $7.60 per unit. Those options and profits interests vest at the rate of 20% per year, with remaining vesting dates of April 13, 2019 and April 13, 2020, provided that he remains a director of our Company. As of December 31, 2017, Mr. Babbit held 430,880 options and 430,880 companion profits interests.

(4)

On January 1, 2014, we awarded Mr. Freishtat options to purchase 434,880 Class A units with an exercise price of $1.08 per unit. Those options were subsequently capped at $7.60 per unit, and Mr. Freishtat was awarded 434,880 companion profits interests with a threshold price equal to the cap price of $7.60 per unit. Those options and profits interest vest at the rate of 20% per year, with a remaining vesting date of January 1, 2019, provided that he remains a director of our Company. As of December 31, 2017, Mr. Freishtat beneficially owned 434,880 options and 434,880 companion profits interests.

(5)

As of December 31, 2017, Mr. Morris beneficially owned (i) 956,980 Class A units of GS Holdings held by QED Fund II, LP; (ii) warrants held by QED Fund II, LP exercisable for 1,304,640 Class A units of GS Holdings with an exercise price of $1.08 per unit, and a cap of $11.42 per unit, which vest at the rate of 20% per year, with a remaining vesting date of January 1, 2019, provided that Mr. Morris remains a director of our Company; and (iii) 1,304,640 profits interests with a threshold value of $11.42. In December 2017, the warrants to purchase 1,304,640 Class A units were capped at $11.42 per unit and QED Fund II, LP was awarded 1,304,640 companion profits interests with a threshold price equal to the cap price of $11.42 per unit. The grant date fair value of the warrants that were issued on January 1, 2014 was $250,444. We evaluated the modification of the warrants grant in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, and determined that the fair value of the modified award did not exceed the fair value of the original award on the date of the modification. As such, there were no incremental equity-based payments to recognize in 2017 as a result of this modification.

(6)	Mr. Taylor resigned from our board of directors in 2018.

Other than as disclosed above, we have not paid our directors any cash or equity compensation. We also reimburse all directors for travel and other necessary business expenses incurred in the performance of director services and extend coverage to them under our directors’ and officers’ indemnity insurance policy.

Following this offering, we intend to implement a compensation program for our directors consisting of cash fees and equity awards. We also intend to enter into indemnification agreements with each director.

Compensation Policies and Practices as They Relate to Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. Our audit committee is responsible for reviewing the adequacy and effectiveness of our internal controls over financial reporting with our independent auditors. Our compensation committee assesses and monitors whether any of our compensation policies and programs are reasonably likely to have a material adverse effect on our Company.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as “Rule 10b5-1 plans,” in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from such director or officer. The director or officer may amend a Rule 10b5-1 plan in some circumstances and generally may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our policy on insider trading and communications with the public.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2015, we have engaged in certain transactions with our directors, executive officers and holders of more than 5% of our voting securities and their affiliates.

The following are summaries of certain provisions of our related party agreements, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety.

Reorganization Transactions

Following effectiveness of the registration statement of which this prospectus is a part, we consummated the Reorganization Transactions pursuant to the agreements filed as exhibits to the registration statement and a master “reorganization agreement.” See “Organizational Structure.”

Operating Agreement of GS Holdings

Following the Reorganization Transactions and this offering, GreenSky, Inc. will hold a significant equity interest in GS Holdings and is the managing member of GS Holdings. Accordingly, GreenSky, Inc. operates and controls all of the business and affairs of GS Holdings and, through GS Holdings and its operating entity subsidiaries, conducts our business.

Following effectiveness of the registration statement of which this prospectus is a part, the operating agreement of GS Holdings was amended and restated (referred to as the Holdings LLC Agreement) to, among other things, modify its capital structure by replacing the different classes of membership interests and profits interests with a single new class of membership interests of GS Holdings (referred to as Holdco Units). Each of the Continuing LLC Members and GreenSky, Inc. entered into the Holdings LLC Agreement.

Under the Holdings LLC Agreement, GreenSky, Inc., as the managing member of GS Holdings, has the right to determine when distributions (other than tax distributions) will be made to holders of Holdco Units in GS Holdings and the amount of any such distributions, subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our Credit Agreement or other debt instruments). If a distribution with respect to Holdco Units is authorized, such distribution will be made to the holders of Holdco Units pro rata based on their holdings of Holdco Units in accordance with their terms. In turn, GS Holdings, which is the managing member of GSLLC, has the right to determine when distributions (other than tax distributions) will be made by GSLLC to GS Holdings and the amount of any such distributions.

Under the terms of the Holdings LLC Agreement, all of the Holdco Units received by the Continuing LLC Members in the Reorganization Transactions (and any Holdco Units received upon exercise of warrants) will be subject to restrictions on disposition. Additionally, following the Reorganization Transactions, Holdco Units, options and warrants are subject to the same vesting and/or forfeiture conditions as the previously held securities in GS Holdings, as applicable.

The holders of Holdco Units in GS Holdings, including GreenSky, Inc., will incur United States federal, state and local income taxes on their respective share of any taxable income of GS Holdings. Net profits and net losses of GS Holdings generally will be allocated to the holders of Holdco Units in GS Holdings (including GreenSky, Inc.) pro rata in accordance with their respective share of the net profits and net losses of GS Holdings. The Holdings LLC Agreement provides for cash distributions, which we refer to as “tax distributions,” based on certain assumptions, to the holders of Holdco Units in GS Holdings (including GreenSky, Inc.) pro rata based on their Holdco Units in GS Holdings. Generally, these tax distributions to holders of Holdco Units in GS Holdings will be an amount equal to our estimate of the taxable income of GS Holdings, net of taxable losses, allocable per Holdco Unit in GS Holdings multiplied by an assumed tax rate set forth in the Holdings LLC Agreement. Because tax distributions will be determined based on an assumed tax rate, GS Holdings may be required to make tax distributions that, in the aggregate, may exceed the amount of taxes that GS Holdings would have paid if it were taxed on its net income at the assumed rate. Tax distributions will be made only to the extent all distributions from GS Holdings for the relevant year were insufficient to cover such tax liabilities. Any distributions will be subject to available cash and applicable law and contractual restrictions.

Exchange Agreement

In connection with the Reorganization Transactions, the Continuing LLC Members, GS Holdings and GreenSky, Inc. entered into the Exchange Agreement under which the Continuing LLC Members (or certain permitted transferees thereof), and any other Exchange Agreement parties will have the right, subject to the terms of the Exchange Agreement, to exchange their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). The Exchange Agreement will provide that as a general matter an Exchange Agreement party will not have the right to exchange Holdco Units if we determine that such exchange would be prohibited by law. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that GS Holdings is not treated as a “publicly traded partnership” for United States federal income tax purposes. As an Exchange Agreement party exchanges Holdco Units for shares of our Class A common stock or cash, at our option, the number of Holdco Units held by GreenSky, Inc. is correspondingly increased as we acquire the exchanged Holdco Units, and a corresponding number of shares of Class B common stock are cancelled. We have reserved for issuance shares of Class A common stock in respect of the aggregate number of shares of Class A common stock that may be issued upon exchange of Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis, (subject to adjustment), or for cash, at our option (such determination to be made by the disinterested members of our board of directors). The cash amount will be based on the market price of the Class A common stock.

An Exchange Agreement party will not be permitted to exchange Holdco Units pursuant to the Exchange Agreement during the 180-day period after the date of this prospectus, unless it has executed a lock-up agreement.

Purchase of Holdco Units and Redemption of Class A Common Stock

“Redemption proceeds” refers to gross proceeds from this offering, after deducting underwriting discounts and commissions, but not other offering expenses. At the time of this offering, we intend to use the redemption proceeds to us from this offering to (i) purchase an aggregate of 35,884,481 Holdco Units (or 41,273,802 Holdco Units if the underwriters’ option is exercised in full) from the Exchanging Members, including our Chief Executive Officer and certain of our other officers and directors listed below, for aggregate consideration of approximately $784,075,912 (or $901,832,573 if the underwriters’ option is exercised in full); (ii) redeem an aggregate of 1,999,558 shares of our Class A common stock (or 2,300,800 shares of Class A common stock if the underwriters’ option is exercised in full) from equity holders of certain of the Former Corporate Investors (and from the smaller Original Profits Interests Holders, if the underwriters’ option is exercised in full) for aggregate consideration of approximately $43,690,338 (or $50,272,484 if the underwriters’ option is exercised in full); and (iii) redeem an aggregate of 115,961 shares of our Class A common stock (or 125,398 shares of our Class A common stock if the underwriters’ option is exercised in full) issued upon exercise of options by certain option holders for aggregate consideration of approximately $2,533,750 (or $2,739,943 if the underwriters’ option is exercised in full), in each case based on the initial public offering price of $23.00 per share.

The tables below set forth the number of Holdco Units to be purchased by us from the Exchanging Members and number of shares of Class A common stock to be redeemed by us from equity holders of certain of the Former Corporate Investors and option holders. The purchase price for each Holdco Unit surrendered for purchase by an Exchanging Member, and Class A share redeemed, will be equal to the price per share of our Class A common stock in this offering, less underwriting discounts and commissions. See “Use of Proceeds” and “Principal Stockholders.”

Name of Beneficial Owner(1)	Number of Holdco Units or Shares of Class A common stock redeemed by us	Aggregate purchase price($)
5% Stockholders
David Zalik	21,423,808	$468,110,205
Robert Sheft and Jeffrey Gold	4,844,890	$105,860,847
TPG Funds	2,404,668	$52,541,996
Executive Officers and Directors (other than those already listed above)
Gerald Benjamin	401,372	$8,769,978
Chris Forshay	26,783	$585,209
Steven Fox	53,839	$1,176,382
Tim Kaliban	603,046	$13,176,555
Dennis Kelly	87,964	$1,922,013
Alan Mustacchi	35,891	$784,218
Robert Partlow	106,379	$2,324,381
Lois Rickard	40,181	$877,955
Joel Babbit	77,323	$1,689,508
Gregg Freishtat	98,587	$2,154,126
Nigel Morris	523,405	$11,436,399
Other Employees and Former Employees	3,191,329	$69,730,539
Other Investors	4,080,535	$89,159,689

(1)	See footnotes to the table in “Principal Stockholders.”

2018 Omnibus Incentive Compensation Plan

Our 2018 Omnibus Incentive Compensation Plan became effective upon effectiveness of the registration statement of which this prospectus is a part. The plan provides for grants of stock options, restricted stock and other equity-based awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility. See “Executive Compensation—Employee Benefit Plans—2018 Omnibus Incentive Compensation Plan.”

Registration Rights Agreement

Following effectiveness of the registration statement of which this prospectus is a part, we entered into a registration rights agreement whereby, following the expiration of the 180-day lock-up period related to this offering, we may be required to register under the Securities Act the sale of shares of our Class A common stock (i) issuable to certain of the Continuing LLC Members upon exchange of Holdco Units (and automatic cancellation of shares of Class B common stock) and (ii) issued to equity holders of the Former Corporate Investors in connection with the Reorganization Transactions. The registration rights agreement also requires us to make available and keep effective shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, certain of those stockholders will have the ability to exercise certain demand registration rights and/or piggyback registration rights in connection with underwritten registered offerings requested by any of such holders or initiated by us.

Tax Receivable Agreement

The Continuing LLC Members may from time to time (subject to the terms of the Exchange Agreement regarding exchange rights) exchange Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of Class A common stock of GreenSky, Inc. on a one-for-one basis (subject to adjustment) or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). GS Holdings (and each of its subsidiaries classified as a partnership for federal income tax purposes) intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), that will be effective for the taxable year in which this offering is completed and each subsequent taxable year in which an exchange of Holdco Units (and cancellation of shares of Class B common stock) for shares of Class A common stock occurs. Our purchase of Holdco Units from the Exchanging Members in connection with this offering, our acquisition of the equity of certain of the Former Corporate Investors, and the exchanges of Holdco Units (and cancellation of shares of Class B common stock) for shares of Class A common stock in the future are expected to result, with respect to GreenSky, Inc., in increases in the tax basis of the assets of GS Holdings that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that GreenSky, Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We entered into a Tax Receivable Agreement with the TRA Parties that provides for the payment from time to time by GreenSky, Inc. to those parties of 85% of the amount of the benefits, if any, that GreenSky, Inc. realizes or, under certain circumstances (such as a change of control), is deemed to realize as a result of (i) the aforementioned increases in tax basis, (ii) any incremental tax basis adjustments attributable to payments made pursuant to the Tax Receivable Agreement, and (iii) any deemed interest deductions arising from payments made by us under the Tax Receivable Agreement. These payment obligations are obligations of GreenSky, Inc. and not of GS Holdings. We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize. For purposes of the Tax Receivable Agreement, subject to certain exceptions noted below, the benefit deemed realized by GreenSky, Inc. generally will be computed by comparing the actual income tax liability of GreenSky, Inc. (calculated with certain assumptions) to the amount of such taxes that GreenSky, Inc. would have been required to pay had there been no increase to the tax basis of the assets of GS Holdings as a result of our purchase of Holdco Units from the Exchanging Members in connection with this offering, the exchanges of Holdco Units, the merger of certain of the Former Corporate Investors, and had GreenSky, Inc. not derived any tax benefits in respect of payments made under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless we materially breach any of our material obligations under the agreement or elect an early termination of the agreement. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including:

•

the timing of any subsequent exchanges of Holdco Units—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of GS Holdings at the time of each exchange;

•

the price of shares of our Class A common stock at or around the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of GS Holdings is affected by the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;

•	the amount and timing of our income—GreenSky, Inc. generally will be required to pay 85% of the deemed benefits as and when deemed realized; and

•	the allocation of basis increases among the assets of GS Holdings and certain tax elections affecting depreciation.

Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of Holdco Units from the Exchanging Members in connection with this offering, our acquisition of the equity of the Former Corporate Investors and future exchanges of Holdco Units (and cancellation of shares of Class B common stock) as described above would aggregate to approximately $1,092.0 million over 15 years from the date of this offering based on the initial public offering price of $23.00 per share of our Class A common stock, and assuming all future exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay to the TRA Parties or their permitted assignees approximately 85% of such amount, or approximately $928.2 million, over the 15-year period from the date of this offering.

If GS Holdings does not have taxable income, GreenSky, Inc. generally is not required to make payments under the Tax Receivable Agreement for that taxable year because no benefit actually will have been realized. Nevertheless, any tax benefits that do not result in realized benefits in a given tax year likely will generate tax attributes that may be utilized to generate benefits in previous or future tax years and the utilization of such tax attributes will result in payments under the Tax Receivable Agreement. We expect that the payments that we may make under the Tax Receivable Agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (a) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (b) distributions to GreenSky, Inc. by GS Holdings are not sufficient to permit GreenSky, Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Further, it is possible that there could be tax legislation in later years that would change the relevant tax law, and therefore alter this analysis in material ways. We are not able to predict with certainty the specific effect of such future tax legislation on these estimates. GreenSky, Inc.’s obligations pursuant to the Tax Receivable Agreement will rank pari passu with its other general trade credit obligations. The payments under the Tax Receivable Agreement are not conditioned upon any recipient’s continued ownership of us or GS Holdings, and the right to receive payments can be assigned.

The effects of the Tax Receivable Agreement on our consolidated balance sheet upon each purchase or exchange of Holdco Units generally are as follows:

•

We will record an increase in deferred tax assets for the estimated income tax effects of the increase in the tax basis of the assets owned by GreenSky, Inc. based on enacted federal, state and local income tax rates at the date of the exchange or purchase. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance.

•

We will record an increase in liabilities for 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased or exchanged interests as noted above and (ii) certain other tax benefits subject to the Tax Receivable Agreement.

•

We will record an increase to paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to the TRA Parties under the Tax Receivable Agreement. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. All of the effects of changes in any of our estimates after the date of the exchange or purchase will be included in our net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine in accordance with the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement that are significantly in excess of the benefits that we actually realize in respect of (a) the increases in tax basis resulting from our purchases or exchanges of Holdco Units, (b) any incremental tax basis adjustments attributable to payments made pursuant to the Tax Receivable Agreement, (c) any actual or deemed interest deductions arising from our payments under the Tax Receivable Agreement, and (d) the tax attributes that we receive in connection with the Former Corporate Investors. Decisions made by GreenSky, Inc. in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that we are required to make under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase the tax liability without giving rise to any obligations to make payments under the Tax Receivable Agreement. Payments generally are due under the Tax Receivable Agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at the one-month LIBOR rate plus 100 basis points from the due date (without extensions) of such tax return.

Additionally, the Tax Receivable Agreement provides that (1) in the event that we materially breach any of our material obligations under the Tax Receivable Agreement, whether as a result of failure to make any payment, failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise, (2) if, at any time, we elect an early termination of the agreement or (3) upon certain changes of control of the Company our (or our successor’s) obligations under the agreements (with respect to all Holdco Units, whether or not such units have been exchanged or acquired before or after such transaction) would accelerate and become payable in accordance with the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. There is no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. Additionally, the obligation to make a lump-sum payment upon a change of control may deter potential acquirors, which could negatively affect our stockholders’ potential returns. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering and the use of proceeds to us therefrom, based on the initial public offering price of $23.00 per share of our Class A common stock we estimate that we would be required to pay approximately $556.4 million in the aggregate under the Tax Receivable Agreement.

Other Related Party Transactions

We lease approximately 71,000 square feet of office space located at 1797 NE Expressway, Atlanta, Georgia from a company owned by David Zalik, our Chief Executive Officer. As of March 31, 2018, the base rental rate is $22.17 per square foot, subject to annual increases of 3% at the beginning of each new lease year. The current lease term is through April 30, 2023. For the three months ended March 31, 2018 and the years ended December 31, 2017, 2016 and 2015, our total rent expenses for such lease were approximately $0.4 million, $1.5 million, $1.1 million and $1.1 million, respectively.

Prior to December 31, 2017, we serviced certain loan receivables that Robert Sheft (a director of our Company) and certain of his affiliates had purchased from certain Bank Partners. The underlying loans generally had consumer credit scores and/or other attributes that did not satisfy the long-term investment criteria of our Bank Partners and were approved in error. For the years ended December 31, 2017, 2016 and 2015, we received aggregate amounts of $132,743, $42,892 and $122,982, respectively, in servicing fees for those loan receivables. The foregoing arrangement was terminated as of June 29, 2017, when Mr. Sheft sold those loan receivables to one of our Bank Partners.

In November 2016, we sold approximately $20 million of loan receivables to Mr. Sheft and his affiliate and an affiliate of David Zalik (our Chief Executive Officer), and entered into a related servicing agreement pursuant to which we receive servicing fees as consideration for servicing those loan receivables. For the three months ended March 31, 2018 and years ended December 31, 2017 and 2016, we received aggregate amounts of $21,771, $26,453 and $4,443, respectively, in servicing fees for those loan receivables. We do not currently anticipate similar transactions in the future.

In 2016, we obtained certain website support and marketing services from affiliates of Joel Babbit, a director of our Company. During the year ended December 31, 2016, we paid $105,700 to MNN Holdings, LLC, an affiliate of Mr. Babbit, for those services. Additionally, during the three months ended March 31, 2018 and the years ended December 31, 2017 and 2016, we paid $31,150, $134,445 and $124,390, respectively, to Babbit Bodner Inc., a public relations firm controlled by Mr. Babbit’s daughter, for public relations services.

On January 1, 2014, we awarded QED Fund II, LP, an affiliate of Nigel Morris, a director of our Company, warrants to purchase 1,304,640 Class A units at an exercise price of $1.08 per unit. Those warrants vest at the rate of 20% per year with a remaining vesting date of January 1, 2019. In December 2017, those warrants were capped at $11.42 per unit and Mr. Morris was awarded 1,304,640 companion profits interests with a threshold value of $11.42. Additionally, on October 29, 2015, we awarded QED Fund II, LP, an affiliate of Mr. Morris, warrants to purchase 100,000 Class A units at an exercise price of $0.001 per unit, which warrants have since been exercised. All of such warrants were awarded in exchange for consulting services. In August 2017, Mr. Morris earned fees of approximately $2.6 million in connection with finalizing our August 2017 term loan transaction. These costs were not directly attributable to the term loan and, therefore, were expensed as incurred, rather than deferred against the term loan balance. Of that amount, $1,509,575 was paid during 2017, $96,423 was paid during the first three months of 2018, and the remaining $1,006,384 was set aside for subsequent payment, to QED Fund II, LP.

In April 2018, we entered into a client services agreement with LF Search, LLC, pursuant to which we receive certain executive search and recruiting services. To date in 2018, we have paid approximately $58,000 to LF Search, LLC for those services. Nigel Morris, a director of our Company, is the managing partner of QED Venture Build Partners, LLC, which manages QED Venture Build Fund I, LP, the majority unit holder of LF Search, LLC.

In September 2016, we extended a new-hire inducement loan to Chris Forshay, an executive officer of our Company, in the principal amount of $125,000. The loan was non-interest bearing and the outstanding balance was scheduled to be forgiven ratably over 30 months, subject to continued employment with our Company. As of December 31, 2017, the loan had an outstanding principal balance of $60,417. The remaining balance of $47,917 was forgiven in April 2018.

In November 2014, we extended a new-hire inducement loan to Robert Partlow, an executive officer of our Company, in the principal amount of $150,000. The loan was non-interest bearing and the outstanding balance was forgiven in four installments over 24 months, subject to continued employment with our Company. The loan was forgiven in full prior to 2017.

In November 2016, we extended a new-hire inducement loan to Steven Fox, an executive officer of our Company, in the principal amount of $150,000. The loan was non-interest bearing and the outstanding balance was scheduled to be forgiven ratably over 6 quarters, subject to continued employment with our Company. The remaining balance of $25,000 was forgiven in April 2018.

In December 2017, GS Holdings issued 10,101,990 Class C-1 preferred units for gross proceeds of $200 million in an offering pursuant to Rule 506(b) of Regulation D under the Securities Act to certain entities controlled by Pacific Investment Management Company LLC (“PIMCO”). Following that offering (and after giving effect to the Reorganization Transactions), PIMCO beneficially owns 5% or more of our voting securities. See “Principal Stockholders.”

See Note 12 to the consolidated financial statements of GS Holdings included in this prospectus.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures With Respect to Related Party Transactions

We have adopted policies and procedures whereby our audit committee is responsible for reviewing and approving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. In addition, our code of ethics requires that all of our employees and directors inform our Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS

The table below sets forth information regarding the beneficial ownership of shares of our Class A common stock and Class B common stock as of May 23, 2018 after giving effect to the Reorganization Transactions for:

•	each beneficial owner of more than 5% of any class of our voting securities;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The beneficial ownership information is presented on the following bases:

•	after giving effect to the Reorganization Transactions (as described under “Organizational Structure”), but before this offering;

•

after giving effect to the Reorganization Transactions described above, plus (i) the sale of 38,000,000 shares of Class A common stock by us in this offering and (ii) the related purchase of 35,884,481 Holdco Units from the Exchanging Members, redemption of 1,999,558 shares of our Class A common stock from equity holders of certain of the Former Corporate Investors, and redemption of 115,961 shares of our Class A common stock issued upon exercise of options by certain option holders, with the redemption proceeds; and

•

after giving effect to the issuance and purchases described above, plus (i) the sale of 5,700,000 additional shares of Class A common stock by us in connection with the underwriters’ option to purchase additional shares in this offering and (ii) the related purchase of 5,389,321 additional Holdco Units (with cancellation of an equal number of shares of Class B common stock) from the Exchanging Members, redemption of 301,242 shares of our Class A common stock from equity holders of certain of the Former Corporate Investors and smaller Original Profits Interests Holders, and redemption of 9,437 shares of our Class A common stock issued upon exercise of options by certain option holders, with the redemption proceeds.

“Redemption proceeds” refers to gross proceeds from this offering, after deducting underwriting discounts and commissions, but not other offering expenses.

The Class A common stock reflected below for officers and directors is issuable upon exercise of “capped” options held by the named individual. Although the Class B common stock reflected below and the related Holdco Units are exchangable for Class A common stock (with the Holdco Units being cancelled), the Class B common stock is reflected on an unconverted basis in order to avoid double counting and reflect the highest possible voting level.

Beneficial ownership is determined in accordance with SEC rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities or have the right to acquire such voting power or investment power within 60 days. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each beneficial owner listed in the table below is c/o GreenSky, Inc., 5565 Glenridge Connector, Suite 700, Atlanta, Georgia 30342.

Name of Beneficial Owner	Class A Common Stock(1)(2)					Class B Common Stock(1)(2)
	No. of Shares before offering	% of combined voting power before offering	No. of Shares after offering	% of combined voting power after offering	% of combined voting power after offering including full option exercise	No. of Shares before offering	No. of Votes (10:1)	% of combined voting power before offering	No. of Shares after offering	No. of Votes (10:1)	% of combined voting power after offering	% of combined voting power after offering including full option exercise
5% Stockholders
David Zalik(3)						90,061,738	900,617,382	52.4%	68,637,930	686,379,300	49.2%	48.6%
Robert Sheft and Jeffrey Gold(4)						27,858,118	278,581,181	16.2%	23,013,228	230,132,281	16.5%	16.5%
Pacific Investment Management Company LLC(5)	7,027,264	*	7,027,264	*	*	3,074,728	30,747,284	1.8%	3,074,728	30,747,284	2.2%	2.3%
TPG Funds(6)	1,732,075	*	1,320,050	*	*	8,376,708	83,767,076	4.9%	6,384,064	63,840,636	4.6%	4.5%
Named Executive Offiers and Directors (other than those listed above)
Joel Babbit(7)	36,550	*	36,550	*	*	288,502	2,885,023	*	211,179	2,111,791	*	*
Gerald Benjamin(8)	246,520	*	246,520	*	*	1,440,774	14,407,742	*	1,039,402	10,394,021	*	*
Tim Kaliban(9)	767,666	*	767,666	*	*	1,767,427	17,674,274	1.0%	1,164,382	11,643,816	*	*
John Flynn(10)
Gregg Freishtat(11)	123,260		123,260	*	*	291,181	2,911,805	*	192,594	1,925,937	*	*
Nigel Morris(12)						2,200,298	22,002,981	1.3%	1,676,893	16,768,931	1.2%	1.2%
Executive Officers and Directors as a group (16 persons)(13)	1,233,375	*	1,233,375	*	*	125,827,911	1,258,279,106	73.2%	97,504,444	975,044,440	69.9%	69.2%

*	Represents less than 1%.

(1)

Our Class A common stock entitles holders thereof to one vote per share, and our Class B common stock initially entitles holders thereof to ten votes per share, voting together as a single class. See “Description of Capital Stock—Common Stock.”

(2)

Subject to the terms of the Exchange Agreement, Holdco Units are exchangeable (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustment for certain subdivisions (stock splits), combinations or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Beneficial ownership of Holdco Units is not reflected in this table; however, information concerning ownership of Holdco Units is included in the footnotes below, where applicable.

(3)

Following this offering, Mr. Zalik will beneficially own (i) 54,278,607 Holdco Units and shares of Class B common stock held by Founders Technology Investors, LLC; and (ii) 14,359,323 Holdco Units and shares of Class B common stock held by Financial Technology Investors, LLC. Mr. Zalik is the sole manager of each of Founders Technology Investors, LLC and Financial Technology Investors, LLC.

(4)

Following this offering, Mr. Sheft will beneficially own 23,013,228 Holdco Units and shares of Class B common stock held by GS Investment Holdings, LLC. Mr. Sheft’s wife and brother are the members of RS Management Advisors, LLC, which is the Trustee of the Robert Sheft 2012 Trust and the Robert Sheft Dynasty Trust. Those trusts together own 99%, and Mr. Sheft owns 1%, of GS Investment Holdings, LLC. As such, Mr. Sheft has shared investment power over these shares. Pursuant to an agreement between RS Management Advisors, LLC and Jeffrey Gold, Mr. Gold has the right to vote these shares but otherwise has no economic interest in these shares.

(5)

Following this offering, Pacific Investment Management Company LLC will beneficially own (i) 1,728,160 Holdco Units and shares of Class B common stock held by TOBI XXXII LLC; (ii) 884,137 Holdco Units and shares of Class B common stock held by TOBI III SPE IX LLC; (iii) 462,431 Holdco Units and shares of Class B common stock held by OC II AIV III LP (iv) 3,575,386 shares of Class A common stock held by TOBI XXXII LLC, (v) 2,651,561 shares of Class A common stock held by TOBI III SPE IX LLC, and (vi) 800,317 shares of Class A common stock held by OCII AIV III LP. The address of the beneficial owner is 650 Newport Center Drive, Newport Beach, CA 92660.
(6)

Following this offering, (i) TPG Georgia Holdings, L.P. will hold 6,384,064 Holdco Units and shares of Class B common stock and (ii) TPG Growth II BDH, L.P. will hold 1,320,050 shares of Class A common stock. The general partner of each of TPG Georgia Holdings, L.P. and TPG Growth II BDH, L.P. is TPG Growth II Advisors, Inc. David Bonderman and James G. Coulter are sole shareholders of TPG Growth II Advisors, Inc. and therefore may be deemed to beneficially own the securities held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by the TPG Funds except to the extent of their pecuniary interest therein. The address of the beneficial owner is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(7)

Following this offering, Mr. Babbit will beneficially own (i) 211,179 Holdco Units and shares of Class B common stock; and (ii) 430,880 shares of Class A common stock issuable upon exercise of capped options held by Mr. Babbit with an exercise price of $5.65 per share and a capped value of $7.60 per share.

(8)

Following this offering, Mr. Benjamin will beneficially own (i) 1,039,402 Holdco Units and shares of Class B common stock; and (ii) 869,760 shares of Class A common stock issuable upon exercise of options with an exercise price of $1.08 per share and a capped value of $7.60 per share.

(9)

Following this offering, Mr. Kaliban will beneficially own (i) 1,042,083 Holdco Units and shares of Class B common stock; (ii) 122,298 Holdco Units and shares of Class B common stock held by Kaliban 2014, LLC; and (iii) 2,400,000 shares of Class A common stock issuable upon exercise of capped options held by Mr. Kaliban with an exercise price of $0.24 per share and a capped value of $7.60 per share. Mr. Kaliban is the sole manager of Kaliban 2014, LLC.

(10)

John Flynn is a Principal at TPG Capital and has no voting or investment power over, and disclaims beneficial ownership of, the securities held by the TPG Funds. The address of Mr. Flynn is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(11)

Following this offering, Mr. Freishtat will beneficially own (i) 192,594 Holdco Units and shares of Class B common stock; and (ii) 434,880 shares of Class A common stock issuable upon exercise of capped options with an exercise price of $1.08 per share and a capped value of $7.60 per share.

(12)

Following this offering, Mr. Morris will beneficially own (i) 1,090,542 Holdco Units and shares of Class B common stock held by QED Fund II, LP; and (ii) 1,304,640 Holdco Units and shares of Class B common stock issuable upon exercise of capped warrants held by QED Fund II, LP with an exercise price of $1.08 per unit and a capped value of $11.42 per share. QED Fund II, LP is managed by QED Partners II, LLC, of which Mr. Morris is the managing partner.

(13)

Includes (i) 96,918,093 Holdco Units and shares of Class B common stock; (ii) 1,233,375 shares of Class A common stock issuable upon exercise of options; and (iii) 586,351 Holdco Units and shares of Class B common stock issuable upon the exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

The following is a description of certain material terms of our certificate of incorporation and bylaws. This description is only a summary and does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. As used in this “Description of Capital Stock,” the terms “GreenSky, Inc.,” “we,” “our” and “us” refer to GreenSky, Inc., a Delaware corporation, and do not, unless otherwise specified, include the subsidiaries of this Delaware corporation.

Authorized Capitalization

Upon consummation of this offering and after giving effect to the use of proceeds to us therefrom, our authorized capital stock will consist of 300,000,000 shares of Class A common stock, par value $0.01 per share, of which 51,836,157 shares will be issued and outstanding, 200,000,000 shares of Class B common stock, par value $0.001 per share, of which 134,353,227 shares will be issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

We have two classes of common stock: Class A, which has one vote per share, and Class B, which initially has ten votes per share. The Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law. The holders of the outstanding shares of Class A common stock and Class B common stock are entitled to vote separately as different classes upon any amendment to our certificate of incorporation that would increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of such class so as to affect them adversely.

Class A Common Stock

Voting Rights

Holders of shares of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share, dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

Liquidation Rights

Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any outstanding shares of preferred stock.

Other Matters

The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Voting Rights

Holders of shares of Class B common stock are entitled to ten votes per share on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. The holders of Class B common stock do not have cumulative voting rights in the election of directors.

Our certificate of incorporation will provide that once the collective holdings of the Continuing LLC Members in the aggregate is less than 15% of the combined economic interest in us, each share of Class B common stock will entitle its holder to one vote per share on all matters to be voted upon by stockholders.

No Dividend or Liquidation Rights

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of GreenSky, Inc.

Exchange for Class A Common Stock

Pursuant to the Exchange Agreement, the Continuing LLC Members, and any other Exchange Agreement parties, may from time to time (subject to the conditions therein), exchange Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). Any shares of Class B common stock corresponding to Holdco Units that are exchanged will be cancelled. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Other Matters

The shares of Class B common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class B common stock. All outstanding shares of our Class B common stock are fully paid and non-assessable.

Following the Reorganization Transactions, Holdco Units (and shares of Class B common stock) are subject to the same vesting and/or forfeiture conditions as the previously held securities in GS Holdings, as applicable. For example, Holdco Units (and shares of Class B common stock) issued in the Reorganization Transactions to an Original Profits Interests Holder who is an executive officer would be forfeited if such individual is no longer employed by our Company.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•

the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our Company, or upon any distribution of assets of our Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

•	the voting rights, if any, of the holders of the series; and

•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ, which would apply for so long as our Class A common stock is listed on the NASDAQ, require stockholder approval of certain issuances. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation prohibits cumulative voting.

Stockholder Action by Written Consent and Calling of Special Meetings of Stockholders

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by the Chairman of our board of directors, our Chief Executive Officer or pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors.

Removal of Directors; Vacancies

Our certificate of incorporation provides that directors may be removed from office only for cause and only upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock entitled to vote in the election of directors. In addition, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended, altered, changed or repealed by a majority vote of our board of directors. In addition to any other vote otherwise required by law, any amendment, alteration, change, or repeal of our bylaws by our stockholders will require the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock, voting as a single class. Additionally, the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock, voting as a single class, will be required to amend or repeal certain provisions of our certificate of incorporation or to adopt any provision inconsistent with specified provisions of our certificate of incorporation. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our certificate of incorporation, we opt into Section 203 of the DGCL, and therefore are subject to Section 203. Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests. Our board of directors also will approve the acquisition, whether as part of the Reorganization Transactions or pursuant to the Exchange Agreement, of Class A common stock and Class B common stock by the Original GS Equity Owners and their affiliates.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, our certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

We are also expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We intend to enter into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the directors’ and officers’ liability insurance policy. In the indemnification agreements, we will agree, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of our certificate of incorporation, the DGCL, or by any amendment(s) thereto.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of our Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against our Company or any director or officer of our Company that is governed by the internal affairs doctrine. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. The exclusive forum provision does not apply to any actions under United States federal securities laws.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street, 30th Floor, New York, New York 10004-1561.

Listing

Prior to this offering, there has been no public market for our Class A common stock. Our Class A common stock has been approved for listing on the NASDAQ under the symbol “GSKY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. No prediction is made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

Upon consummation of this offering and after giving effect to the use of proceeds to us therefrom, we will have outstanding 51,836,157 shares of Class A common stock (or 57,215,468 shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full) and 134,353,227 shares of Class B common stock (or 128,983,353 shares of Class B common stock if the underwriters exercise their option to purchase additional shares in full). The shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any Class A common stock held by our “affiliates,” as defined in Rule 144, which would be subject to the limitations and restrictions described below.

In addition, pursuant to certain provisions of the Exchange Agreement, the Continuing LLC Members, and any other Exchange Agreement parties, can from time to time, exchange their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for certain subdivisions (stock splits), combinations, or purchases of Class A common stock or Holdco Units, or for cash (based upon the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). Upon consummation of this offering and after giving effect to the use of proceeds to us therefrom, the Continuing LLC Members will hold 134,353,227 Holdco Units (or 128,983,353 Holdco Units if the underwriters exercise their option to purchase additional shares in full), all of which will be exchangeable (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock or cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the disinterested members of our board of directors). Any shares of Class A common stock we issue upon such exchanges would be “restricted securities,” as defined in Rule 144, unless we register such issuances.

Registration Statement on Form S-8

In addition, 24,000,000 shares of our Class A common stock may be granted under our 2018 Omnibus Incentive Compensation Plan (including any LTIP Units, which may be granted thereunder), which amount may be subject to annual adjustment. See “Executive Compensation—Employee Benefit Plans—2018 Omnibus Incentive Compensation Plan.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register Class A common stock issued or reserved for issuance under our 2018 Omnibus Incentive Compensation Plan (including shares of Class A common stock that may be issued upon exercise of options). Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to any vesting restrictions or the lock-up restrictions and Rule 144 limitations applicable to affiliates described below.

Registration Rights

Following effectiveness of the registration statement of which this prospectus is a part, we entered into a registration rights agreement whereby, following the expiration of the 180-day lock-up period related to this offering, we may be required to register under the Securities Act the sale of shares of our Class A common stock (i) issuable to certain of the Continuing LLC Members upon exchange of their Holdco Units (with automatic cancellation of an equal number of shares of Class B common stock) and (ii) issued to equity holders of the Former Corporate Investors in connection with the Reorganization Transactions. Securities registered under any registration statement will be available for sale in the open market unless restrictions apply. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Lock-Up of Our Class A Common Stock

We, all of our directors and officers, and substantially all of our equity holders, have agreed with the underwriters, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, whether owned directly by such member (including holding as a custodian) or with respect to which such member has beneficial ownership within the rules and regulations of the SEC, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. Currently, the underwriters have no current intention to release the aforementioned holders of our Class A common stock from the lock-up restrictions described above.

Our lock-up agreement provides for certain customary exceptions.

Rule 144

The shares of Class A common stock to be issued upon exchange of the Holdco Units and other shares of Class A common stock not sold in this offering will be, when issued, “restricted securities” under the meaning of Rule 144, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an “affiliate” of ours at any time during the three months preceding a sale, and who has held restricted securities (within the meaning of Rule 144) for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has held restricted securities (within the meaning of Rule 144) for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of United States federal income tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our Class A common stock. This summary applies only to non-U.S. holders of shares of our Class A common stock that purchase the shares in this offering and will hold such shares as capital assets (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of shares of our Class A common stock that, for United States federal income tax purposes, is not a partnership and is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for United States federal income tax purposes.

This summary is based upon provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated under the Internal Revenue Code, rulings and other administrative pronouncements, and judicial decisions, all as in effect on the date hereof. These authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. No assurance is given that a change in law, possibly with retroactive application, will not significantly alter the tax considerations described in this summary.

This summary does not address all aspects of United States federal income taxation and does not address non-U.S., state, local, alternative minimum, gift and estate, or other tax considerations, including the Medicare tax on certain investment income, that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the United States federal income tax consequences applicable to you if you are subject to special treatment under United States federal income tax laws, including, but not limited to:

•	former citizens or residents of the United States;

•	financial institutions;

•	insurance companies;

•

an entity treated as a partnership or other pass-through entity for United States federal income tax purposes (or a partner in a partnership or a beneficial owner of a pass-through entity that holds our Class A common stock);

•	a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

•	brokers, dealers or traders in securities, commodities or currencies;

•	traders that elect to mark—to—market their securities;

•	persons who hold our Class A common stock as a position in a “straddle,” “hedge”, “conversion transaction” or other risk reduction transaction;

•	regulated investment companies or real estate investment trusts;

•	controlled foreign corporations or passive foreign investment companies; and

•	tax-exempt organizations.

We have not sought and do not plan to seek any rulings from the IRS regarding the statements made and the conclusions reached in this summary. There is no assurance that the IRS or a court will not successfully assert positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed in this summary.

This summary is for general information only and is not intended to constitute a complete description of all United States federal income tax consequences for non-U.S. holders relating to the purchase, ownership and disposition of shares of our Class A common stock. If you are considering the purchase of shares of our Class A common stock, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of shares of our Class A common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying cash dividends. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our Class A common stock (or that we engage in certain redemptions that are treated as distributions with respect to Class A common stock), any such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, such excess amount will be allocated ratably among each share of common stock with respect to which the distribution is paid and will first be treated as a tax-free return of capital reducing your adjusted tax basis in our Class A common stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under “—Gain on Disposition of Shares of Class A Common Stock.” Your adjusted tax basis in a share of our Class A common stock generally is equal to your purchase price for such share, reduced by the amount of any such prior tax-free returns of capital (but not below zero).

Dividends paid to a non-U.S. holder generally will be subject to a U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required (a) to properly complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Internal Revenue Code and is eligible for treaty benefits, or (b) if such holder’s shares of our Class A common stock are held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to us or our paying agent prior to the payment to a non-U.S. holder of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) generally will not be subject to the aforementioned withholding tax, provided certain certification and disclosure requirements are satisfied (including providing a properly completed IRS Form W-8ECI or other applicable IRS Form W-8). Instead, such dividends generally will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Internal Revenue Code, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is treated as a corporation for United States federal income tax purposes may be subject to an additional

“branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to dividends that are effectively connected with its conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to its U.S. permanent establishment), subject to adjustments.

A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

A non-U.S. holder (including for this purpose, a partnership) that is not an individual may be subject to a 30% withholding under the Foreign Account Tax Compliance Act (the “FATCA”) even if it is eligible to claim the benefits of a tax treaty if certain information reporting rules are not complied with, as discussed below under “—Foreign Account Tax Compliance Act.”

Gain on Disposition of Shares of Class A Common Stock

Subject to the discussion below of backup withholding tax and FATCA, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock, and certain other conditions are met.

In the case of a non-U.S. holder described in the first bullet point above, any net gain derived from the disposition generally will be subject to United States federal income tax under graduated United States federal income tax rates on a net income basis in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Internal Revenue Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its U.S. permanent establishment), subject to adjustments. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the disposition, which may be offset by certain U.S. source capital losses, provided that the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses, even though the individual is not considered a resident of the United States under the Internal Revenue Code. With respect to the third bullet point above, we believe we are not and, although no assurance is given, do not anticipate becoming a U.S. real property holding corporation for United States federal income tax purposes. If we are, or become, a U.S. real property holding corporation, then, as long as our Class A common stock is regularly traded on an established securities market, a non-U.S. holder will generally not be subject to United States federal income tax on the disposition of our common stock so long as the non-U.S. holder has not held more than 5% (actually or constructively) of our total outstanding common stock at any time during the shorter of the five-year period preceding the date of such disposition or such non-U.S. holder’s holding period. You should consult your own tax advisor about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the United States income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Legislation and administrative guidance, commonly known as “FATCA,” generally imposes a withholding tax of 30% on any dividends on our Class A common stock paid to certain “foreign financial institutions,” as specifically defined under such rules (and including where such entity is acting as an intermediary), and generally including a non-U.S. investment vehicle, unless such institution enters into an agreement with the United States government to, among other things, collect and provide to the United States tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or another exception applies. Absent any applicable exception, FATCA generally will also impose a withholding tax of 30% on any dividends on our Class A common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with either a certification that such entity does not have any substantial U.S. owners or a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity, and meets certain other specified requirements. Finally, beginning on January 1, 2019, withholding of 30% generally will also apply to the gross proceeds of a disposition of our Class A common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met or another exception applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder of our Class A common stock may be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits. Investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of shares
Goldman Sachs & Co. LLC	10,108,000
J.P. Morgan Securities LLC	10,108,000
Morgan Stanley & Co. LLC	6,498,000
Citigroup Global Markets Inc.	2,736,000
Credit Suisse Securities (USA) LLC	2,736,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,736,000
SunTrust Robinson Humphrey, Inc.	1,026,000
Raymond James & Associates, Inc.	684,000
Sandler O’Neill & Partners, L.P.	684,000
Fifth Third Securities, Inc.	342,000
Guggenheim Securities, LLC	342,000
Total	38,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 5,700,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days following the date of the underwriting agreement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 5,700,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$1.15	$1.15
Total	$43,700,000	$50,255,000

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.69 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance of the shares and subject to the underwriters’ right to withdraw, cancel or modify offers to the public and to reject any order in whole or in part.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.7 million (which amount does not include 380,000 shares of Class A common stock to be issued to FTP Securities LLC with a value of $23.00 per share, as compensation for financial advisory services rendered in connection with this offering). We have agreed to reimburse the underwriters for the fees and expenses of their legal counsel in an amount not to exceed $75,000 related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price has been negotiated by us and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our Class A common stock has been approved for listing on the NASDAQ under the trading symbol “GSKY.”

We, each of our officers and directors and substantially all of our equity holders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions, the imposition of penalty bids or passive market making in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by our Company or borrowed from our Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from our Company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates are lenders under our term loan and revolving loan facility. Additionally, affiliates of Fifth Third Securities, Inc. and SunTrust Robinson Humphrey, Inc. are our Bank Partners and originate the loans made under the GreenSky program.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We have retained FTP Securities LLC, a FINRA member, to provide certain financial advisory services in connection with this offering. FTP Securities LLC is not engaged in, nor affiliated with any entity that is engaged in, the solicitation or distribution of the offering and is an independent financial advisor for purposes of FINRA Rule 5110. We have agreed to issue 380,000 shares of Class A common stock to FTP Securities LLC, with a value of $23.00 per share, as compensation for financial advisory services rendered in connection with this offering, pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our shares of Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase shares of our Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU7) and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Australia

This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations

Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), “BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

China

This document does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorised financial service providers under South African law;

(e)	financial institutions recognised as such under South African law;

(f)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

(ii)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of Class A common stock offered hereby, will be passed upon for us by Troutman Sanders LLP. The underwriters are represented by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The balance sheet of GreenSky, Inc. as of December 31, 2017 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of GreenSky Holdings, LLC and its consolidated subsidiaries as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon consummation of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statement of GreenSky, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2017 and March 31, 2018 (unaudited)	F-3
Notes to Balance Sheets	F-4
Audited Consolidated Financial Statements of GreenSky Holdings, LLC (“GS Holdings”)
Report of Independent Registered Public Accounting Firm	F-5
Consolidated Balance Sheets at December 31, 2017 and 2016 and March 31, 2018 (unaudited)	F-6
Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015 and the three months ended March 31, 2018 and 2017 (unaudited)	F-7
Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015 and the three months ended March 31, 2018 (unaudited)	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015 and the three months ended March 31, 2018 and 2017 (unaudited)	F-9
Notes to Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholder:

Opinion on the Financial Statement—Balance Sheet

We have audited the accompanying balance sheet of GreenSky, Inc. as of December 31, 2017, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA
March 27, 2018

We have served as the Company’s auditor since 2017.

GreenSky, Inc.
BALANCE SHEETS

	December 31, 2017	March 31, 2018
		(unaudited)
Assets
Cash	$10	$10

Total assets	$10	$10

Commitments and Contingencies (Note 4)
Stockholders’ Equity
Common stock, $0.01 par value per share, 100 shares authorized, 100 shares issued and outstanding at December 31, 2017 and March 31, 2018 (unaudited)	$1	$1
Additional paid-in capital	9	9

Total stockholders’ equity	$10	$10

See accompanying Notes to Financial Statements.

GreenSky, Inc.
NOTES TO BALANCE SHEETS
Information as of March 31, 2018 is unaudited

1. Organization

GreenSky, Inc. (the “Company”) was incorporated in Delaware on July 12, 2017 and was a wholly owned subsidiary of GreenSky, LLC (“GSLLC”) as of December 31, 2017 and March 31, 2018 (unaudited). Pursuant to a reorganization into a holding company structure, the Company will be a holding company and its sole material asset will be a controlling equity interest in GreenSky Holdings, LLC (“GS Holdings”), which holds all of the equity interest in GSLLC. As the managing member of GS Holdings, the Company will operate and control all of the business and affairs of GS Holdings, and through GS Holdings and its subsidiaries, conduct its business.

2. Summary of Significant Accounting Policies

Basis of Presentation

The balance sheets were prepared in conformity with U.S. generally accepted accounting principles. Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation and initial capitalization.

3. Stockholders’ Equity

The Company is authorized to issue 100 shares of common stock, par value $0.01 per share, all of which were issued and outstanding as of December 31, 2017 and March 31, 2018 (unaudited).

On July 20, 2017, the Company issued 100 shares of common stock to GSLLC for $10.00, of which $9.00 was recorded as additional paid-in capital.

4. Commitments and Contingencies

We did not have any commitments or contingencies as of December 31, 2017 and March 31, 2018 (unaudited).

5. Subsequent Events

The Company performed an evaluation of subsequent events through March 27, 2018, which is the date the balance sheet was issued.

Unaudited

The Company performed an evaluation of subsequent events through May 4, 2018, which is the date the unaudited interim financial statements were issued.

The Company performed an evaluation of subsequent events through May 25, 2018, when the prospectus dated May 23, 2018 was filed with the United States Securities and Exchange Commission relating to the Company’s initial public offering of Class A common stock.

Report of Independent Registered Public Accounting Firm

To the Board of Managers
of GreenSky Holdings, LLC and unitholders:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenSky Holdings, LLC and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA
March 27, 2018

We have served as the Company’s auditor since 2014.

GreenSky Holdings, LLC
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31,		March 31, 2018
	2017	2016
			(unaudited)
Assets
Cash	$224,614	$185,243	$277,501
Restricted cash	129,224	42,871	141,677
Loan receivables held for sale, net	73,606	41,268	67,291
Accounts receivable, net	18,358	16,762	17,367
Related party receivables	218	1,435	457
Property, equipment and software, net	7,848	7,018	7,670
Other assets	9,021	7,608	9,363

Total assets	$462,889	$302,205	$521,326

Liabilities, Temporary and Permanent Equity (Deficit)
Liabilities
Accounts payable	$6,845	$2,680	$11,899
Accrued compensation and benefits	7,677	5,915	3,372
Other accrued expenses	1,606	3,238	940
Finance charge reversal liability	94,148	68,064	100,913
Term loan	338,263	—	388,555
Related party liabilities	1,548	1,054	1,472
Other liabilities	38,841	9,044	38,699

Total liabilities	488,928	89,995	545,850

Commitments, Contingencies and Guarantees (Note 11)
Temporary Equity (Note 14)
Redeemable Class B preferred units, no par value, 3,032,635 units issued and outstanding at December 31, 2017 and 2016 and March 31, 2018 (unaudited)
Class B preference outstanding of $215.8 million at December 31, 2017 and March 31, 2018 (unaudited) and $300.0 million at December 31, 2016
Redeemable Class C preferred units, no par value, 1,262,749 units issued and outstanding at December 31, 2017 and March 31, 2018 (unaudited) and 252,550 units at December 31, 2016
Class C preference outstanding of $234.4 million at December 31, 2017 and March 31, 2018 (unaudited) and $50.0 million at December 31, 2016
Redeemable preferred units	430,348	335,720	430,348
Permanent Equity (Deficit)
Class A units, no par value, 13,339,345 units issued and outstanding at December 31, 2017 and March 31, 2018 (unaudited) and 13,329,965 units at December 31, 2016
Paid-in capital	(554,906)	(283,529)	(553,901)
Retained earnings	98,519	160,019	99,029

Total permanent equity (deficit)	(456,387)	(123,510)	(454,872)

Total liabilities, temporary and permanent equity (deficit)	$462,889	$302,205	$521,326

See accompanying Notes to Consolidated Financial Statements.

GreenSky Holdings, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per unit data)

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Revenue
Transaction fees	$278,958	$228,446	$152,678	$70,940	$54,921
Servicing and other	46,929	35,419	20,779	14,386	10,416

Total revenue	325,887	263,865	173,457	85,326	65,337
Costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	89,708	79,145	36,506	36,130	23,299
Compensation and benefits	54,650	39,836	27,738	16,343	12,430
Sales and marketing	2,198	1,085	861	828	233
Property, office and technology	10,062	8,000	4,283	2,722	2,526
Depreciation and amortization	3,983	3,708	2,356	970	966
General and administrative	14,876	10,602	7,071	4,173	3,780
Related party expenses	4,811	1,678	1,536	583	511

Total costs and expenses	180,288	144,054	80,351	61,749	43,745

Operating profit	145,599	119,811	93,106	23,577	21,592
Other income/(expense), net
Interest income	5,180	7,302	1,912	1,320	936
Interest expense	(7,536)	—	—	(5,591)	(64)
Other gains/(losses)	(4,575)	(2,649)	(1,199)	(702)	(453)

Total other income/(expense), net	(6,931)	4,653	713	(4,973)	419

Net income	$138,668	$124,464	$93,819	$18,604	$22,011

Net income attributable to participating interests	35,449	25,233	17,594	5,571	4,979

Net income attributable to Class A unit holders	$103,219	$99,231	$76,225	$13,033	$17,032

Earnings per unit attributable to Class A unit holders:
Basic	$7.74	$7.44	$5.72	$0.98	$1.28

Diluted	$7.49	$7.19	$5.54	$0.95	$1.21

Pro forma net income attributable to Class A unit holders (unaudited):
Net income attributable to Class A unit holders	$103,219	$99,231	$76,225	$13,033	$17,032
Pro forma income tax expense attributable to Class A unit holders	39,643	38,347	28,327	2,915	6,651

Pro forma net income attributable to Class A unit holders	$63,576	$60,884	$47,898	$10,118	$10,381

Pro forma earnings per unit attributable to Class A unit holders (unaudited):
Basic	$4.77	$4.57	$3.59	$0.76	$0.78

Diluted	$4.62	$4.41	$3.48	$0.74	$0.74

See accompanying Notes to Consolidated Financial Statements.

GreenSky Holdings, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Dollars in thousands)

	Permanent Equity Units	Paid-in Capital	Retained Earnings	Total Permanent Equity (Deficit)	Temporary Equity
	Class A
Balance at December 31, 2014	13,330,958	$(285,386)	$26,074	$(259,312)	$287,566
Net income	—	—	93,819	93,819	—
Issuances	105,263	10,000	—	10,000	—
Redemptions	(118,546)	(11,050)	—	(11,050)	—
Distributions	—	—	(37,433)	(37,433)	—
Unit Option exercises	14,918	64	—	64	—
Share-based compensation	—	999	—	999	—
Equity-based payments to non-employees	—	95	—	95	—

Balance at December 31, 2015	13,332,593	$(285,278)	$82,460	$(202,818)	$287,566

Net income	—	—	124,464	124,464	—
Issuances	—	—	—	—	48,154
Redemptions	(7,628)	(539)	—	(539)	—
Distributions	—	—	(46,905)	(46,905)	—
Unit Option exercises	5,000	—	—	—	—
Share-based compensation	—	1,897	—	1,897	—
Equity-based payments to non-employees	—	391	—	391	—

Balance at December 31, 2016	13,329,965	$(283,529)	$160,019	$(123,510)	335,720

Net income	—	—	138,668	138,668	—
Issuances	—	—	—	—	194,387
Redemptions	(20,820)	(447)	—	(447)	—
Distributions	—	(275,197)	(200,168)	(475,365)	(99,759)
Unit Option and warrant exercises	30,200	15	—	15	—
Share-based compensation	—	3,951	—	3,951	—
Equity-based payments to non-employees	—	301	—	301	—

Balance at December 31, 2017	13,339,345	$(554,906)	$98,519	$(456,387)	$430,348

Net income (unaudited)	—	—	18,604	18,604	—
Distributions (unaudited)	—	—	(18,094)	(18,094)	—
Share-based compensation (unaudited)	—	1,001	—	1,001	—
Equity-based payments to non-employees (unaudited)	—	4	—	4	—

Balance at March 31, 2018 (unaudited)	13,339,345	$(553,901)	$99,029	$(454,872)	$430,348

See accompanying Notes to Consolidated Financial Statements.

GreenSky Holdings, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$138,668	$124,464	$93,819	$18,604	$22,011
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation and amortization	3,983	3,708	2,356	970	966
Provision for bad debt expense	817	322	61	998	123
Share-based compensation expense	3,951	1,897	999	1,001	595
Equity-based payments to non-employees	301	391	95	4	99
Impairment losses	78	107	115	—	—
Losses on abandonment	—	44	94	—	—
Non-cash rent expense	(308)	(278)	—	(94)	(90)
Amortization of debt related costs	687	—	—	417	30
Loss on extinguishment of debt	254	—	—	—	—
Fair value change in assets and liabilities	2,071	—	—	116	—
Original issuance discount on term loan payment	(9)	—	—	—	—
Other losses	—	36	—	—	—
Changes in assets and liabilities:
(Increase)/decrease in loan receivables held for sale	(32,338)	(39,425)	3,394	6,094	(45,374)
(Increase)/decrease in accounts receivable	(2,412)	(4,100)	(1,597)	214	603
(Increase)/decrease in related party receivables	1,217	(1,360)	75	60	14
(Increase)/decrease in deposits	—	5,837	(1,073)	—	—
(Increase)/decrease in other assets	(823)	1,266	(5,609)	(177)	1,017
Increase/(decrease) in accounts payable	3,222	440	(687)	5,005	9,337
Increase/(decrease) in finance charge reversal liability	26,084	18,605	21,553	6,765	5,117
Increase/(decrease) in related party liabilities	494	1,035	(89)	(76)	2,370
Increase/(decrease) in other liabilities	14,457	8,954	4,667	(4,353)	(5,479)

Net cash provided by/(used in) operating activities	160,394	121,943	118,173	35,548	(8,661)

Cash flows from investing activities
Purchases of property, equipment and software	(4,135)	(4,666)	(3,251)	(792)	(1,111)

Net cash used in investing activities	(4,135)	(4,666)	(3,251)	(792)	(1,111)

Cash flows from financing activities
Issuances of units	200,000	50,000	10,000	—	—
Redemptions of units	(447)	(539)	(10,970)	—	—
Proceeds from term loan	346,500	—	—	399,000	—
Repayments of term loan	(866)	—	—	(349,125)	—
Distributions to unit holders	(561,935)	(46,905)	(39,485)	(19,259)	(23,047)
Unit Option and warrant exercises	15	—	64	—	—
Payment of equity transaction expenses	(5,500)	(1,831)	(96)	(32)	—
Payment of debt issuance costs	(8,302)	—	—	—	(361)

Net cash provided by/(used in) financing activities	(30,535)	725	(40,487)	30,584	(23,408)

Net increase in cash and restricted cash	125,724	118,002	74,435	65,340	(33,180)
Cash and restricted cash at beginning of period	228,114	110,112	35,677	353,838	228,114

Cash and restricted cash at end of period	$353,838	$228,114	$110,112	$419,178	$194,934

Supplemental cash flow information
Interest paid	$6,475	$—	$—	$4,927	$—
Income taxes paid	254	306	88	41	46
Supplemental non-cash investing and financing activities
Equity transaction costs accrued but not paid	$114	$15	$—	$82	$—
Property, equipment and software acquired but not paid	756	—	1,298	—	—
Distributions accrued but not paid	13,189	—	—	12,024	—

See accompanying Notes to Consolidated Financial Statements.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

GreenSky Holdings, LLC (“GS Holdings”) is a limited liability company that was organized in Georgia in August 2017 as the holding company of GreenSky, LLC (“GSLLC”), the operating company. As further explained in Note 9 and Note 14 to the consolidated financial statements, effective August 24, 2017 following the formation of GS Holdings, the equity holders of GSLLC exchanged their equity interests in GSLLC for equity interests in GS Holdings in proportion to their existing ownership interests. As a result, GSLLC became a wholly owned subsidiary of GS Holdings. The transaction was accounted for as a common control transaction in accordance with ASC 805, Business Combinations. As such, GS Holdings accounted for the equity at its carrying amount on the date of transfer. No gain or loss was recorded in the consolidated financial statements.

As the common control transaction resulted in a change in the reporting entity and the entities were always under common control, the consolidated financial statements as of and for the year ended December 31, 2017 were presented, and the comparative consolidated financial statements were retrospectively adjusted, as if the transaction had occurred as of the earliest period presented. As GS Holdings had no operations prior to the equity exchange, the comparative consolidated financial statements reflect the same basis as consolidated GSLLC, while the current period consolidated financial statements reflect the combined activities of GSLLC and GS Holdings as if they operated as one entity since the inception of common control.

GSLLC is a limited liability company that was organized in Georgia in 2006 and was formerly known as GreenSky Trade Credit, LLC until December 2015. Unless the context requires otherwise, references to “we,” “us,” “our,” “the Company” or “GreenSky” mean consolidated GS Holdings and its subsidiaries, including GSLLC. Through our wholly owned subsidiaries, we design and manage credit programs for wholesalers, retailers and banks, earning a transaction fee from merchants for each loan a bank partner or other financial entity (collectively, “Bank Partner”) originates and a servicing fee from the Bank Partner for servicing the loan. We assist with origination activities and service consumer loan portfolios for Bank Partners by delivering end-to-end solutions for marketing, origination, credit underwriting, credit processing, payment processing, statement production, customer service, collections and fraud management.

Members of the Company are not liable for the liabilities, debts or obligations of the Company. Members are indemnified by the Company against any losses, judgments, liabilities or expenses arising out of any action or course of conduct of such members in their capacity as members.

Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles (“GAAP”). The preparation of our financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting period and the related disclosures in the accompanying notes. Such estimates and assumptions include, but are not limited to, those that relate to fair value measurements and share-based compensation. In developing estimates and assumptions, management uses all available information; however, actual results could materially differ because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

All intercompany balances and transactions are eliminated upon consolidation.

Cash and Restricted Cash

Cash includes non-interest and interest-bearing demand deposits with various financial institutions. At times, cash balances may exceed federally insured amounts and potentially subject the Company to a concentration of credit risk. The Company believes that no significant concentration of credit risk exists with respect to these cash balances based on its assessment of the creditworthiness and financial viability of these financial institutions.

Restricted cash primarily consists of interest-bearing escrow accounts with our Bank Partners that are required under the terms of the contracts with our Bank Partners. Restricted cash is typically comprised of three components: (i) amounts we have escrowed with Bank Partners as limited protection to the Bank Partners in the event of excess Bank Partner portfolio credit losses; (ii) additional amounts we maintain for certain Bank Partners related to our FCR liability; and (iii) certain custodial in-transit loan funding and consumer borrower payments that we are restricted from using for our operations. As it relates to our restricted cash escrowed with Bank Partners, we record a liability for the amount of restricted cash we expect to be payable to our Bank Partners, which is accounted for as a financial guarantee. Refer to Note 11 for additional information.

For certain Bank Partners, we maintain an additional restricted cash balance based on a contractual percentage of the total interest billed on outstanding deferred interest loans that are within the promotional period less previous finance charge reversals (“FCR”) on such outstanding loans. Restricted cash also includes certain custodial in-transit loan funding and customer payments. We are restricted in our ability to use these custodial funds for our operations. These custodial balances are not considered in our evaluation of restricted cash usage.

The following table provides a reconciliation of cash and restricted cash reported within the Consolidated Balance Sheets to the total included within the Consolidated Statements of Cash Flows as of the periods indicated.

	December 31,		March 31, 2018
	2017	2016
			(unaudited)
Cash	$224,614	$185,243	$277,501
Restricted cash	129,224	42,871	141,677

Cash and restricted cash in Consolidated Statements of Cash Flows	$353,838	$228,114	$419,178

Loan Receivables Held For Sale

Loan receivables held for sale represent a 100% participating interest in the loan products that our Bank Partners originate and the Company subsequently purchases the receivable with the intent to sell to a third party at carrying value. Loan receivables held for sale are recorded at fair value at the time a loan receivable is purchased and are subsequently measured at the lower of cost or fair value on an aggregate homogeneous portfolio basis, which is further discussed in “Fair Value of Assets and Liabilities” below. We earn interest income on such loan receivables. Interest, calculated as a percentage of average outstanding principal balance in accordance with the contractual provisions of the loan arrangements, is accrued on a daily basis and collected directly from the account holder on a monthly basis. Accrued interest receivable and origination costs are deferred in the basis of the loan receivables. When the loan receivables are sold, any previously unrecognized deferred costs are recognized as part of realized gains and losses on sale. Gains and

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

losses from the sale of loan receivables held for sale are included within other income/(expense), net in the Consolidated Statements of Operations.

The entire balance of a loan receivable held for sale is considered contractually delinquent if the minimum required payment is not received by the first statement cycle date equal to or following the due date specified on the customer’s billing statement. Loan receivables held for sale and accrued interest are marked down to zero and written off when the principal or interest is delinquent for greater than 90 days, with the related expenses recorded as reductions of other gains/(losses) and interest income, respectively, which are included within other income/(expense), net in the Consolidated Statements of Operations. Valuation adjustments are also taken if loans delinquent less than 90 days are expected to charge off in the future and are recorded to other gains/(losses) in the Consolidated Statements of Operations. Recoveries of principal and finance charges and fees on previously written off loan receivables held for sale are recognized on a collected basis as other gains and interest income, respectively.

At times, we transfer our rights to previously charged-off loan receivables (“Charged-Off Receivables”) and receive commensurate proceeds based on the expected recovery rate of such loan receivables. We have no continuing involvement with these Charged-Off Receivables other than performing reasonable servicing and collection efforts on behalf of the third parties and Bank Partners that paid for the rights to the Charged-Off Receivables. The proceeds from the transfers of Charged-Off Receivables attributable to loan receivables held for sale are recognized on a collected basis as other gains/(losses) in the Consolidated Statements of Operations. Refer to “Fair Value of Assets and Liabilities” below for additional information on our Charged-Off Receivables transactions.

Accounts Receivable

Accounts receivable are recorded at their original invoice amounts, which are reduced by any allowance for uncollectible amounts. We establish an allowance for uncollectible amounts when management determines that collectability is uncertain. Accounts receivable are written off once delinquency exceeds 90 days. Recoveries of previously written off accounts receivable are recognized on a collected basis as a reduction to the provision for bad debt expense, which is included within general and administrative expenses in the Consolidated Statements of Operations.

Property, Equipment, Software, Depreciation and Amortization

Property, equipment and software includes furniture, leasehold improvements, computer hardware and software and is stated at cost less accumulated depreciation or amortization and any previously recorded impairment. We capitalize qualified costs incurred to develop internal-use software, which primarily include internal and external labor expenses. We also capitalize costs for replacements and major enhancements when it is probable that the expenditures will result in additional functionality or will extend the useful life of existing functionality. Costs for minor replacements, enhancements, maintenance and repairs of internal-use software are expensed as incurred. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets, as follows:

Asset Category	Estimated Useful Lives
Computer hardware and software	3 years
Furniture	5 years
Leasehold improvements	Shorter of life of asset or remaining lease term

Upon a sale or retirement, the asset cost and related accumulated depreciation or amortization are removed from the Consolidated Balance Sheets and any related gain or loss is included within general and administrative expenses in the Consolidated Statements of Operations.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

We evaluate the carrying amounts of property, equipment and software for impairment on a quarterly basis or whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment losses are included within general and administrative expenses in the Consolidated Statements of Operations.

Servicing Assets and Liabilities

The Company assumes a right, obligation, or neither a right nor obligation to service consumer loans each time a loan is originated by a Bank Partner. In accordance with ASC 860, Transfers and Servicing, when we determine that the compensation we receive to service loans is more than adequate or less than adequate, we assess the fair value of a servicing asset or liability using a discounted cash flow model and subsequently measure the servicing asset or liability at fair value. As of December 31, 2017 and 2016 and March 31, 2018 (unaudited), the fair values of this class of servicing assets and liabilities were immaterial.

The Company services Charged-Off Receivables to which we transferred our rights to third parties and Bank Partners. As we do not charge a servicing fee in our arrangement with this select group of third parties and Bank Partners, this arrangement gives rise to servicing liabilities. Servicing liabilities related to the Charged-Off Receivables are initially recognized at fair value, using a discounted cash flow model, and are recorded within other liabilities in the Consolidated Balance Sheets. We elected to adopt the fair value method to measure these servicing liabilities subsequent to initial recognition, as we believe that fair value is a more meaningful measure of our expected obligation with respect to this class of servicing liabilities. This election is irrevocable for this class of servicing liabilities. Refer to “Fair Value of Assets and Liabilities” below for additional information on the measurement of these liabilities.

Refer to Note 3 and Note 8 for additional information on our servicing liabilities.

Fair Value of Assets and Liabilities

We have financial assets and liabilities subject to fair value measurement, which include our loan receivables held for sale, FCR liability and servicing liabilities associated with Charged-Off Receivables. Refer to Note 3 for additional fair value disclosures.

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In valuing this asset or liability, we utilize market data or reasonable assumptions that market participants would use, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The guidance provides a three-level valuation hierarchy for disclosure of fair value measurements based on the transparency of inputs to the valuation of an asset or a liability as of the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability.

An asset’s or a liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

We apply the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities, to

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

value our loan receivables held for sale and the income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount, to value our FCR liability and servicing liabilities.

Loan receivables held for sale

Loan receivables held for sale are recorded at the lower of cost or fair value and are, therefore, measured at fair value on a nonrecurring basis. For our loan receivables held for sale, fair value approximates par value, as we have consistently sold loans for the full current balance in historical transactions with our Bank Partners. Loan receivables held for sale are classified within Level 2 of the fair value hierarchy, as the primary component of the price is obtained from observable values of loan receivables with similar terms and characteristics sold to our Bank Partners. We have the ability to access this market, and it is the market into which these loan receivables are typically sold.

Finance charge reversals

We offer certain loan products that have a feature whereby the account holder is provided a promotional period to repay the loan principal balance in full without incurring a finance charge. For these loan products, we bill interest each month throughout the promotional period and, under the terms of the contracts with our Bank Partners, we are obligated to return this billed interest to the Bank Partners if an account holder pays off the loan balance in full within the promotional period. Therefore, the monthly process of billing interest on deferred loan products triggers a potential future FCR liability for the Company. The FCR component of our Bank Partner contracts qualifies as an embedded derivative.

The FCR liability is carried at fair value on a recurring basis in the Consolidated Balance Sheets and is estimated based on historical experience and management’s expectation of future FCR. The FCR liability is classified within Level 3 of the fair value hierarchy, as the primary component of the fair value is obtained from unobservable inputs based on the Company’s data, reasonably adjusted for assumptions that would be used by market participants.

The FCR liability is not designated as a hedge for accounting purposes and, as such, changes in its fair value are recorded within cost of revenue in the Consolidated Statements of Operations.

In 2017, we began transferring our rights to certain Charged-Off Receivables in exchange for a cash payment based on the expected recovery rate of such loan receivables, which consisted primarily of previously charged-off Bank Partner loans. We have no continuing involvement with these Charged-Off Receivables other than performing reasonable servicing and collection efforts on behalf of the third parties and Bank Partners that purchased the Charged-Off Receivables. The proceeds from transfers of Charged-Off Receivables attributable to Bank Partner loans are recognized on a collected basis as reductions to cost of revenue, which reduces the fair value adjustment to the FCR liability in the period of transfer. The following table presents details of

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Charged-Off Receivable transfers during the periods indicated. There were no transfers of Charged-Off Receivables during the three months ended March 31, 2017 (unaudited).

	Aggregate Unpaid Balance			Proceeds
	Bank Partner loans	Loan receivables held for sale	Total(1)	Bank Partner loans	Loan receivables held for sale	Total
Year ended December 31, 2017	$197,114	$4,165	$201,279	$18,968	$406	$19,374
Three months ended March 31, 2018 (unaudited)	37,426	1,159	38,585	4,979	154	5,133

(1)

Through December 31, 2017, $2,966 of the aggregate unpaid balance on transferred Charged-Off Receivables was recovered through our servicing efforts on behalf of our third party and Bank Partner investors. An additional $3,219 of the aggregate unpaid balance was recovered in the first three months of 2018 (unaudited).

Servicing liabilities

Based on our election to adopt the fair value method, our servicing liabilities are carried at fair value on a recurring basis within other liabilities in the Consolidated Balance Sheets and are estimated using a discounted cash flow model. Servicing liabilities are classified within Level 3 of the fair value hierarchy, as the primary component of the fair value is obtained from unobservable inputs based on peer market data, reasonably adjusted for assumptions that would be used by market participants to service our transferred Charged-Off Receivables portfolios, for which market data is not available. Changes in the fair value of our servicing liabilities are recorded within other gains/(losses) in the Consolidated Statements of Operations.

Financial guarantee

Under the terms of the contracts with our Bank Partners, we provide limited protection in the event of excessive Bank Partner portfolio credit losses and record a financial guarantee liability at fair value based on historical experience and the amount of current customer delinquencies expected to convert into Bank Partner portfolio credit losses. Refer to Note 11 for additional information.

Revenue Recognition

On January 1, 2017, we elected to early adopt the requirements of ASU 2014-09, Revenue from Contracts with Customers, as well as subsequent related amendments. As such, our revenue recognition policy is in accordance with ASC Topic 606. See “Recently Adopted Accounting Standards” below for additional information on the new standard and the impacts on our consolidated financial statements.

In each of our revenue arrangements outlined below, revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Transaction revenue

Transaction fees

We earn a specified transaction fee in connection with purchases made by borrowers that are financed by our Bank Partners. The transaction fee is a one-time fee payable by the merchant that includes a merchant fee component and an interchange fee component. In our merchant arrangements, our single performance obligation is to facilitate financing to the merchant’s qualified customers who comply with our Bank Partners’ mandatory underwriting criteria and credit policies. As it relates to our merchant arrangements, we act in the capacity of an agent, as our platform facilitates the arrangement between the merchant and customer (for contracted services) and the arrangement between the Bank Partner and customer (for loan financing) and we do not control either the merchant services or the financing prior to them being transferred to the customer.

The merchant fee is calculated by multiplying a set fee percentage (as outlined in a schedule provided to the merchants) by the dollar amount of a loan at the point of origination. As merchant fees are billed to, and collected directly from, the merchant at least monthly, the transaction volume is known and there is no unresolved variable consideration as of the end of a quarterly reporting period. We recognize revenue at the point of sale by applying the expected value method, wherein we assign 100% probability to the transaction price as calculated using actual transaction volume. While merchant fee reversals are contractually possible, and would constrain our estimate of variable consideration, they have been historically immaterial. Therefore, we have not recognized a refund liability for these reversals. Our expected value is further adjusted during the month for rebates or price concessions (collectively, “price concessions”), as discussed below.

Gross contractual merchant fees may be reduced by volume-based or non-volume-based price concessions to certain merchants and Sponsors, which are offered to generate transaction volume on the GreenSky platform. As an agent, we recognize merchant fees net of consideration paid to merchants or Sponsors in the form of price concessions, which represents our expected consideration. The price concessions give rise to additional variable consideration at contract inception, which we estimate at the individual merchant level using the expected value method. For merchants and Sponsors receiving monthly or quarterly price concessions, which constitutes the vast majority of our arrangements, it is not probable that a significant reversal in the cumulative amount of revenue recognized would occur, as the uncertainty is resolved by the end of a quarterly reporting period. Therefore, we assign 100% probability to the transaction price as calculated using actual transaction volume net of actual merchant and Sponsor price concessions. In the limited instances in which we issue annual price concessions, which are based on an annual volume target, we determine the expected value based on current quarterly progress and expected future progress (using historical experience) toward achieving the annual volume target. Volume-based rebates to merchants and Sponsors that were netted against the gross transaction price were $6,930, $8,241 and $5,423 for the years ended December 31, 2017, 2016 and 2015, respectively, and $4,593 and $1,399 for the three months ended March 31, 2018 and 2017 (unaudited), respectively.

Interchange fees are calculated by multiplying a set fee percentage (as stipulated by the credit card payment network) by the transaction volume processed through such network. Transaction volume and related fees payable to us are reported to us on a daily basis. Therefore, there is no unresolved variable consideration within a quarterly reporting period. Using the expected value method, we assign 100% probability to the transaction price as calculated using actual transaction volume.

We satisfy our performance obligation to facilitate financing to our merchants’ qualified customers continuously throughout our contractual terms with our Bank Partners. Our merchants receive and consume the benefits of such performance simultaneously as we perform, which is

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

reflected through the consummation of a purchase by the end customer who obtained financing through the GreenSky platform. Therefore, this performance obligation is satisfied over time. Our performance obligation is completely satisfied once a customer’s application has been approved, a credit decision has been reached and a loan has been funded and processed, indicating that a sale has been completed by a merchant on our platform. We measure our progress toward complete satisfaction of this performance obligation using the output method, with transaction volume representing the direct measure that faithfully depicts a completed sale by a merchant on our platform. The value of our service transferred to the merchants is represented by the merchant fee rate, as agreed upon at contract inception, and the interchange fee rate, as stipulated by the credit card payment network. Therefore, we recognize revenue on at least a monthly basis for merchant fees and on a daily basis for interchange fees.

We apply the practical expedient related to incremental costs of obtaining a contract. Although certain of our commission costs qualify for capitalization under ASC 340-40, Contracts with customers, their amortization period is less than one year. Therefore, utilizing the practical expedient, we expense these costs as incurred.

Servicing and other

Servicing fees

Servicing fees are contractual fees specified in our servicing agreements with our Bank Partners that are earned from providing professional services to manage loan portfolios on behalf of our Bank Partners, which represents the single performance obligation in this contractual arrangement. The servicing fee is calculated on a monthly basis by multiplying a set fee percentage (as outlined in the contracts with our Bank Partners) by the average outstanding Bank Partner loan portfolio balance. As the average outstanding loan portfolio balance is not known at contract inception, this arrangement contains variable consideration. However, as servicing fees are settled monthly with our Bank Partners, the average outstanding loan portfolio balance is known at each month end. Therefore, there is no unresolved variable consideration within a quarterly reporting period. Using the expected value method, we assign 100% probability to the transaction price as calculated using the actual average outstanding loan portfolio balance.

We satisfy our performance obligation to service the Bank Partners’ loans on a recurring, monthly basis for as long as a loan balance is outstanding. The benefits of our servicing are simultaneously received and consumed by the Bank Partners. Therefore, this performance obligation is satisfied over time. We measure our progress toward complete satisfaction of this performance obligation using the output method, with loans outstanding representing the direct measure that faithfully depicts the loans for which control of servicing has transferred to the Bank Partners. The value of our service transferred to the Bank Partners is represented by the servicing fee rate, as agreed upon at contract inception. Therefore, we recognize revenue on a monthly basis upon settling with the Bank Partner.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Disaggregated revenue

Revenue disaggregated by type of service was as follows for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Merchant fees	$234,548	$190,632	$123,465	$59,365	$46,059
Interchange fees	44,410	37,814	29,213	11,575	8,862

Transaction fees	278,958	228,446	152,678	70,940	54,921
Servicing fees	46,575	32,447	20,071	14,331	10,287
Other(1)	354	2,972	708	55	129

Servicing and other	46,929	35,419	20,779	14,386	10,416

Total revenue	$325,887	$263,865	$173,457	$85,326	$65,337

(1)

Other revenue includes several miscellaneous revenue items that are individually immaterial. Other revenue is presented separately herein in order to clearly present merchant, interchange and servicing fees, which are more integral to our primary operations and better enable financial statement users to calculate metrics such as servicing and merchant fee yields.

Share-based Compensation

The Company issues Class A unit option awards (“Unit Options”) and profits interest awards to certain employees and non-employees, which are measured at fair value at the date of grant. The fair value determined at the date of grant is expensed, based on our estimate of awards that will eventually vest, on a straight-line basis over the vesting period. Share-based compensation expense is included within compensation and benefits expense in the Consolidated Statements of Operations. Refer to Note 10 for additional information.

Income Taxes

GS Holdings elected at its inception under the Internal Revenue Code to be taxed as a partnership for United States federal and state income tax purposes. As such, in lieu of income taxes at the partnership level, the Company’s unit holders are taxed on their proportionate share of the Company’s taxable income.

Related Party Transactions

In the normal course of business, we enter into various transactions with entities or individuals that are deemed to be affiliated companies or persons under the related party definition in ASC 850, Related Party Disclosures. Refer to Note 12 for additional information.

Redeemable Preferred Units

The Company records the issuance and sale of Class B and Class C redeemable preferred units at fair value, net of issuance costs. Subsequent to issuance, Class B and Class C units are further reduced by non-tax equity distributions. As the Class B and Class C preferred units are redeemable at the option of the unit holders, the preferred units are classified as temporary equity in the Consolidated Balance Sheets.

The issuance costs are amortized over the period from the date that it becomes probable that the preferred units will become redeemable to the earliest date the preferred unit can be redeemed,

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

using the interest method. Such amortization is recorded as a reduction to retained earnings. Changes in the redemption value are considered to be changes in accounting estimates. As of March 31, 2018 (unaudited), redemption of Class B and Class C preferred units is not probable. Refer to Note 14 for additional information.

Recently Adopted or Issued Accounting Standards

Recently Adopted Accounting Standards

Revenue from contracts with customers

In May 2014, the FASB issued ASU 2014-09 to clarify the principles for recognizing revenue and to develop a common revenue standard, which is codified in ASC Topic 606, Revenue from Contracts with Customers. Under this new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB also issued several updates to ASU 2014-09. We elected to early adopt this standard and to apply its provisions as of January 1, 2017 to all open contracts existing as of that date using the modified retrospective approach. We determined that the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings was immaterial. Further, our adoption of the new standard did not have a material impact on any balance sheet or income statement line items in the period of adoption and, as such, we did not record any adjustments to the consolidated financial statements related to our adoption of this standard. The comparative periods have not been restated and continue to be reported under the accounting standards in effect for those periods.

Recognition and measurement of financial assets and financial liabilities

In January 2016, the FASB issued ASU 2016-01 to address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. We adopted the standard for the reporting period beginning January 1, 2018. As a result of adopting the standard, we eliminated the disclosure requirement of the method(s) and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet, which applies to our fair value of term loan disclosure in Note 3. The remaining provisions of the standard were either not applicable to us or already satisfied in our disclosures. Therefore, our adoption of this standard did not have any impact on our consolidated financial statements.

Improvements to employee share-based payment accounting

In March 2016, the FASB issued ASU 2016-09 to simplify certain aspects of the accounting for share-based payment transactions. Under the new standard, all excess tax benefits and tax deficiencies should be recognized as income tax benefit or expense, respectively, in the income statement when stock awards vest or are settled. In addition, the standard eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statements of cash flows, increases the threshold for withholding an employee’s vested shares for tax-withholding purposes without triggering liability accounting and clarifies that cash payments made by an employer to tax authorities on an employee’s behalf when directly withholding shares for tax-withholding purposes should be presented as a financing activity on the statement of cash flows. The standard also provides an accounting policy election to account for forfeitures as they occur rather than to estimate the number of awards that are expected to vest. We adopted the standard for the reporting period beginning January 1, 2017. The provisions related to excess tax benefits or deficiencies from share-based award activity are not applicable, as

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

we elected at inception to be taxed as a partnership. We also elected to retain our existing accounting policy election to estimate award forfeitures. The presentation requirements for cash flows related to employee taxes paid for withheld shares had no impact to any of the periods presented on our Consolidated Statements of Cash Flows since such cash flows have historically been presented as a financing activity.

Scope of modification accounting

In May 2017, the FASB issued ASU 2017-09 to provide clarity and reduce both diversity in practice and the cost and complexity to an entity when applying the guidance in ASC 718, Compensation—Stock Compensation, to a change in the terms or conditions of a share-based payment award. The standard provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. We adopted the standard for the reporting period beginning January 1, 2018 and will apply its provisions prospectively to any award modified on or after the adoption date. Our adoption of this standard did not have any impact on our consolidated financial statements.

Recently Issued Accounting Standards

Leases

In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize leases with terms greater than 12 months on the balance sheet as right-of-use assets and corresponding liabilities. Lessees will continue to classify leases as either operating leases, using a straight-line expense pattern, or financing leases, using a front-loaded expense pattern. The standard also requires enhanced quantitative and qualitative disclosures related to the lease arrangements. The standard is effective for us on January 1, 2019, with early adoption permitted, using a modified retrospective approach.

We are evaluating the potential impact of adopting this standard by reviewing our existing lease contracts, all of which are operating leases wherein the Company is the lessee. For predominantly all of the future minimum lease payments of $18.5 million as of March 31, 2018 (unaudited) required under our existing operating leases (as disclosed in Note 11) and for other similar leases we may enter into prior to adopting this standard, we expect to gross up our Consolidated Balance Sheets at their present values to recognize the right-of-use assets and lease liabilities. The quantitative impact of adopting this standard remains under evaluation; however, we do not expect material changes to the recognition of rent expense, which is included within property, office and technology expenses and related party expenses in our Consolidated Statements of Operations.

Measurement of credit losses on financial instruments

In June 2016, the FASB issued ASU 2016-13, which is intended to better align the timing of recognition of credit losses on financial instruments with management’s expectations. The standard requires a financial asset (or group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected. Management must determine expected credit losses for all financial assets held at the reporting date based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts, the latter of which broadens current guidance. The standard requires enhanced disclosures to help investors and other financial statement users to better understand the significant estimates and judgments used in estimating credit losses. The standard is effective for us on January 1, 2020, with early adoption permitted, but not before January 1, 2019, and for the majority of its provisions

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

should be applied using a modified retrospective approach. We are currently evaluating the potential impact of adopting this standard.

2. Earnings per Unit

We compute earnings per unit (“EPU”) attributable to Class A unit holders using the two-class method required for participating interests. Our participating interests include Class B preferred units, Class C preferred units and profits interests awards, as these interests participate in distributions on a pro-rata basis with Class A units. See Note 10 for additional information on our profits interests awards. Basic EPU attributable to Class A unit holders is computed by dividing net income attributable to Class A unit holders by the weighted-average number of Class A units outstanding.

To calculate diluted EPU attributable to Class A unit holders, basic EPU attributable to Class A unit holders is further adjusted by the effect of dilutive units, including awards under our equity compensation plans and warrants. Diluted EPU attributable to Class A unit holders is computed by dividing the resulting net income attributable to Class A unit holders by the weighted-average number of fully diluted Class A units outstanding.

The numerators and denominators of the basic and diluted EPU attributable to Class A unit holders computations are calculated as follows:

Basic EPU	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
	Class A	Class A	Class A	Class A	Class A
				(unaudited)	(unaudited)
Numerator:
Net income	$138,668	$124,464	$93,819	$18,604	$22,011
Less: Net income attributable to participating interests	35,449	25,233	17,594	5,571	4,979

Net income attributable to Class A unit holders	103,219	99,231	76,225	13,033	17,032

Denominator:
Weighted average Class A units outstanding	13,336,459	13,332,938	13,335,828	13,339,345	13,334,965

Basic EPU	$7.74	$7.44	$5.72	$0.98	$1.28

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Diluted EPU	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
	Class A	Class A	Class A	Class A	Class A
				(unaudited)	(unaudited)
Numerator:
Net income attributable to Class A unit holders	$103,219	$99,231	$76,225	$13,033	$17,032

Denominator:
Weighted average Class A units outstanding for basic EPU	13,336,459	13,332,938	13,335,828	13,339,345	13,334,965
Effect of vested and unvested Unit Options	345,159	338,267	336,247	276,685	571,969
Effect of warrants	90,270	97,412	90,639	72,580	94,544
Effect of unvested profits interests	—	35,994	—	—	83,130

Number of units used for diluted EPU	13,771,888	13,804,611	13,762,714	13,688,610	14,084,608

Diluted EPU(1)	$7.49	$7.19	$5.54	$0.95	$1.21

(1)

Our calculation of diluted EPU excludes 55,276, 186,622 and 149,212 units of Class A unit options and profits interests for the years ended December 31, 2017, 2016 and 2015, respectively, and 197,200 and 73,500 units of Class A unit options, profits interests and Class A warrants for the three months ended March 31, 2018 and 2017 (unaudited), respectively, as their inclusion would have been anti-dilutive.

3. Fair Value of Assets and Liabilities

The following table summarizes, by level within the fair value hierarchy, the carrying amounts and estimated fair values of our assets and liabilities measured at fair value on a recurring or nonrecurring basis or disclosed, but not carried, at fair value in the Consolidated Balance Sheets as of the periods presented. There were no transfers into, out of, or between levels within the fair value hierarchy during any of the periods presented (three months ended March 31, 2018 and 2017 were unaudited). Refer to Note 1, Note 4, Note 7 and Note 8 for additional information on these assets and liabilities.

	Level	December 31, 2017		December 31, 2016		March 31, 2018
		Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
						(unaudited)	(unaudited)
Assets:
Loan receivables held for sale, net(1)	2	$73,606	$74,190	$41,268	$41,268	$67,291	$68,096
Liabilities:
Finance charge reversal liability(2)	3	$94,148	$94,148	$68,064	$68,064	$100,913	$100,913
Servicing liabilities(2)	3	2,071	2,071	—	—	2,187	2,187
Term loan(3)	2	338,263	345,820	—	—	388,555	398,997

(1)	Measured at fair value on a nonrecurring basis.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

(2)	Measured at fair value on a recurring basis. Servicing liabilities are presented within other liabilities in the Consolidated Balance Sheets.

(3)

Disclosed, but not carried, at fair value. The amounts disclosed for December 31, 2017 relate to the original term loan and amounts disclosed for March 31, 2018 (unaudited) relate to the modified term loan. Refer to Note 7 for additional information. The carrying value of our term loan is net of unamortized debt discount and debt issuance costs.

The following table presents the (increases)/decreases in fair value and Consolidated Statements of Operations locations of our liabilities that are measured at fair value on a recurring basis during the following periods.

	Statements of Operations Location	Year ended December 31,			Three months ended March 31,
		2017	2016	2015	2018	2017
					(unaudited)	(unaudited)
FCR liability	Cost of revenue	$(43,295)	$(41,503)	$(9,270)	$(21,510)	$(13,469)
Servicing liabilities	Other gains/(losses)	(2,071)	—	—	(116)	—

The cash flow impacts of our liabilities that are measured at fair value on a recurring basis are included within net cash provided by operating activities in the Consolidated Statements of Cash Flows.

Finance charge reversals

The following table reconciles the beginning and ending fair value measurements of our FCR liability, which is classified as Level 3 within the fair value hierarchy due to the use of unobservable inputs, during the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Beginning balance	$68,064	$49,459	$27,906	$94,148	$68,064
Receipts(1)	109,818	79,508	80,826	28,093	20,419
Settlements(2)	(127,029)	(102,406)	(68,543)	(42,838)	(28,771)
Fair value changes recognized in cost of revenue(3)	43,295	41,503	9,270	21,510	13,469

Ending balance	$94,148	$68,064	$49,459	$100,913	$73,181

(1)

Represents cash received from deferred payment loans during the promotional period (incentive payments) as well as the proceeds received from transferring our rights to Charged-Off Receivables attributable to previously charged-off Bank Partner loans. We consider all monthly incentive payments from Bank Partners during the period to be related to billed finance charges on deferred interest products until monthly incentive payments exceed total billed finance charges on deferred products, which did not occur during any of the periods presented (three months ended March 31, 2018 and 2017 were unaudited).

(2)	Represents the reversal of previously billed finance charges associated with deferred payment loan principal balances that paid off within the promotional period.

(3)	A fair value adjustment is made based on the expected reversal percentage of billed finance charges (expected settlements), which is estimated at each reporting period.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

The following table presents the estimated reversal rate for billed interest on deferred loan products, which is the significant unobservable input used to value the Level 3 FCR liability, as of the dates indicated.

Reversal rate	December 31,			March 31, 2018
	2017	2016	2015
				(unaudited)
Range	85.5% – 98.0%	88.0% – 88.5%	86.0%	85.8% – 98.0%
Weighted average	89.0%	88.3%	86.0%	89.2%

The following table demonstrates the impact on the fair value of FCR assuming a 100 bps increase or decrease in the reversal rate assumption, while holding all other inputs constant, as of the dates indicated.

Reversal rate sensitivity	Increase/(Decrease) in Fair Value of FCR Liability
	December 31,			March 31, 2018
	2017	2016	2015
				(unaudited)
+ 100 bps	$1,586	$905	$888	$1,774
- 100 bps	$(1,524)	$(1,372)	$(817)	$(1,720)

Servicing liabilities

Significant assumptions used in valuing our servicing liabilities are as follows:

•	Cost of servicing: The cost of servicing represents the servicing rate a willing market participant would require to service loans with similar characteristics as the Charged-Off Receivables.

•	Discount rate: The discount rate reflects the time value of money adjusted for a risk premium and is within an observable range based on peer market data.

•

Recovery period: Our recovery period was determined based on a reasonable recovery period for loans of this size and characteristics based on historical experience. We assumed that collection efforts for these loans will cease after five years, and the run-off of the portfolio will follow a straight-line methodology, adjusted for actual cash recoveries over time.

The following table reconciles the beginning and ending fair value measurements of our servicing liabilities associated with transferring our rights to Charged-Off Receivables, which are classified as Level 3 within the fair value hierarchy due to the use of unobservable inputs, during the periods presented. There were no such servicing liabilities during the years ended December 31, 2016 and 2015 and during the three months ended March 31, 2017 (unaudited).

	Year ended December 31, 2017	Three months ended March 31, 2018
		(unaudited)
Beginning balance	$—	$2,071
Initial obligation from transfer of Charged-Off Receivables(1)	2,379	461
Fair value changes recognized in other gains/(losses)
Change in inputs or assumptions used in the valuation model	—	—
Other changes in fair value(2)	(308)	(345)

Ending balance	$2,071	$2,187

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

(1)	Recognized in other gains/(losses).

(2)	Represents the reduction of our servicing liability due to the passage of time and collection of loan payments.

The following table presents quantitative information about the significant unobservable inputs used to value the Level 3 servicing liabilities as of the dates presented.

Input	December 31, 2017		March 31, 2018
	Range	Weighted Average	Range	Weighted Average
			(unaudited)	(unaudited)
Cost of servicing (basis points)	62.5	62.5	62.5	62.5
Discount rate	18.0%	18.0%	18.0%	18.0%
Recovery period (years)	4.6 – 4.9	4.8	4.3 – 4.9	4.6

The following table demonstrates the impact on the fair value of servicing liabilities assuming hypothetical changes in certain inputs, while holding all other inputs constant as of the dates presented.

	Increase/(Decrease) in Fair Value of Servicing Liabilities
	December 31, 2017	March 31, 2018
		(unaudited)
Cost of servicing sensitivity:
Increase of 10 basis points	$331	$354
Decrease of 10 basis points	(331)	(347)
Discount rate sensitivity:
Increase of 1%	(25)	(22)
Decrease of 1%	26	30
Recovery period sensitivity:
Increase of one year	316	354
Decrease of one year	(351)	(386)

4. Loan Receivables Held for Sale

The following table summarizes the activity in the balance of loan receivables held for sale at lower of cost or fair value during the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Beginning balance	$41,268	$1,843	$5,237	$73,606	$41,268
Additions	134,659	309,218	84,840	1,170	52,349
Proceeds from sales and customer payments(1)	(93,044)	(262,903)	(71,711)	(5,854)	(4,597)
Loss on sale	(500)	(907)	(201)	—	—
Decrease/(increase) in valuation allowance	(584)	—	276	(221)	—
Transfers(2)	(5,017)	(4,092)	(15,107)	(408)	(1,267)
Write offs and other(3)	(3,176)	(1,891)	(1,491)	(1,002)	(1,111)

Ending balance	$73,606	$41,268	$1,843	$67,291	$86,642

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

(1)

Customer payments include accrued interest and fees, recoveries of previously charged-off loan receivables held for sale, as well as proceeds from transferring our rights to Charged-Off Receivables attributable to loan receivables held for sale. We retain servicing arrangements on sold loan receivables with the same terms and conditions as loans that are originated by our Bank Partners. Refer to Note 1 for additional information on these arrangements. Income from these arrangements is recorded within interest income and other gains in the Consolidated Statements of Operations. There were no sales of loan receivables held for sale during the first three months of 2018 and 2017 (unaudited). We sold loan receivables held for sale to certain Bank Partners on the following dates:

2017		2016		2015
Date	Amount	Date	Amount	Date	Amount
June 29	$17,900	May 12	$28,392	July 8	$16,519
December 21	54,171	September 29	20,263	December 23	50,143
		November 30	19,990
		December 16	33,621
		December 23	139,004

Total	$72,071		$241,270		$66,662

(2)

We temporarily hold certain loan receivables, which are originated by a Bank Partner, while non-originating Bank Partner eligibility is being determined. Once we determine that a loan receivable meets the investment requirements of an eligible Bank Partner, we transfer the loan to the Bank Partner at cost plus any accrued interest. The reported amount also includes loans that have been placed on non-accrual and non-payment status while we investigate consumer loan balance inquiries.

(3)

We received recovery payments of $238, $116 and $137 during the years ended December 31, 2017, 2016 and 2015, respectively, and $17 and $85 during the three months ended March 31, 2018 and 2017 (unaudited), respectively, which are included within other income/(expense), net in the Consolidated Statements of Operations. During the year ended December 31, 2017 and the three months ended March 31, 2018 (unaudited), write offs and other were reduced by $406 and $154, respectively, related to cash proceeds received from transferring our rights to Charged-Off Receivables attributable to loan receivables held for sale. The cash proceeds received were recorded within other income/(expense), net in the Consolidated Statements of Operations. Refer to Note 1 and Note 3 for additional information on Charged-Off Receivables.

The following table presents activities associated with our loan receivable sales and servicing activities during the periods indicated.

	Year ended December 31			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Loss on sold loan receivables held for sale	$(500)	$(907)	$(201)	$—	$—
Cash Flows
Sales of loans	$72,071	$241,270	$66,662	$—	$—
Servicing fees	2,821	1,672	821	566	900

The following table presents information about the principal balances of sold loan receivables that are not recorded in our Consolidated Balance Sheets, but with which we have a continuing involvement through our servicing arrangements with our Bank Partners. The sold loan receivables are pooled with other loans originated by the Bank Partners for purposes of determining escrow

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

balances and incentive payments. The escrow balances represent our only direct exposure to potential losses associated with these sold loan receivables.

	As of December 31,		As of March 31,
	2017	2016	2018
			(unaudited)
Total principal balance	$305,748	$350,349	$283,257
Delinquent loans (unpaid principal balance)	20,409	15,524	13,855

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Net charge-offs (unpaid principal balance)	$8,574	$4,545	$2,163	$2,925	$1,652

5. Accounts Receivable

Accounts receivable consisted of the following as of the dates indicated.

	Accounts Receivable, Gross	Allowance for Losses	Accounts Receivable, Net
December 31, 2017
Transaction related	$15,997	$(276)	$15,721
Servicing related	2,637	—	2,637

Total	$18,634	$(276)	$18,358

December 31, 2016
Transaction related	$15,103	$(366)	$14,737
Servicing related	2,025	—	2,025

Total	$17,128	$(366)	$16,762

March 31, 2018 (unaudited)
Transaction related	$16,697	$(337)	$16,360
Servicing related	1,007	—	1,007

Total	$17,704	$(337)	$17,367

6. Property, Equipment and Software

Property, equipment and software are as follows as of the dates indicated.

	December 31,		March 31,
	2017	2016	2018
			(unaudited)
Furniture	$2,704	$2,207	$2,868
Leasehold improvements	3,659	2,418	3,720
Computer hardware	2,987	3,064	2,961
Software	4,836	4,833	4,642

Total property, equipment and software, at cost	14,186	12,522	14,191
Less: accumulated depreciation	(4,060)	(2,638)	(4,435)
Less: accumulated amortization	(2,278)	(2,866)	(2,086)

Total property, equipment and software, net	$7,848	$7,018	$7,670

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

The following table shows depreciation and amortization expense during the periods presented, as well as losses on abandoned property, equipment and software and recorded impairment losses related to abandoned capitalized software projects that are recorded within general and administrative expenses in the Consolidated Statements of Operations. We determined that these software projects would not generate future cash flows through use or disposal to a third party and, as such, the fair value as of the respective reporting dates was $0.

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Depreciation expense	$2,149	$1,757	$830	$565	$447
Amortization expense	1,834	1,951	1,526	405	519
Impairment losses	78	107	115	—	—
Losses on abandonment	—	44	94	—	—

The estimated future amortization of software is as follows as of December 31, 2017:

2018	$1,315
2019	883
2020	360

Total	$2,558

The estimated future amortization of software is as follows as of March 31, 2018 (unaudited):

Remainder of 2018	$1,028
2019	1,018
2020	494
2021	16

Total	$2,556

7. Borrowings

Credit Agreement

In August 2017, we entered into a $450 million credit agreement (“Credit Agreement”), which provided for a $350 million term loan (“original term loan”) maturing on August 25, 2024 and a $100 million revolving loan facility maturing on August 25, 2022.

Original term loan. The original term loan incurred interest, due quarterly in arrears, at an adjusted LIBOR rate, which represented the one-month LIBOR rate multiplied by the statutory reserve rate, as defined in the Credit Agreement, plus a margin of 4.00% per annum. An original issuance discount of $3,500 and debt issuance costs of $7,949 were reported in the Consolidated Balance Sheets as a direct deduction from the face amount of the original term loan and were being amortized into interest expense over the term of the loan using the effective interest method. The effective interest rate on the original term loan was 5.69% for the year ended December 31, 2017.

The net proceeds from the term loan of $338.6 million, along with $7.9 million of cash, were set aside for a subsequent $346.5 million payment (which is occurring in stages) to certain equity holders and a related party. With the exception of the payments to the related party, which are related party expenses, the payments were accounted for as member distributions. As of December 31, 2017 and March 31, 2018 (unaudited), $337.2 million and $337.3 million,

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

respectively, of the reserved payment was paid in cash. The remaining $9.3 million and $9.2 million of the reserved payment was included within other liabilities and related party liabilities in the Consolidated Balance Sheets as of December 31, 2017 and March 31, 2018 (unaudited), respectively. The distribution to the Company’s unit holders and holders of profits interests was made on a basis generally proportionate to their equity interests in the Company. The Company’s members approved the Credit Agreement and the distribution of the proceeds of the original term loan to the Company’s unit holders, holders of profits interests and a related party. The purpose of the distribution was to provide a cash return on investment to the Company’s members and holders of profits interests.

Revolving loan facility. Under the revolving loan facility, revolving loans incur interest at our election at either (i) a base rate, which represents, for any day, a rate per annum equal to the greater of (a) the prime rate on such day, (b) the federal funds rate on such day plus 1/2 of 1.00%, and (c) the adjusted LIBOR for a one-month interest period on such day plus 1.00%, plus a margin of 3.00% per annum or (ii) an adjusted LIBOR rate, as discussed below, plus a margin of 4.00% per annum. If our first lien net leverage ratio, as discussed further below, is equal to or below 1.50 to 1.00, these interest margins are reduced to 2.75% and 3.75% for base rate loans and Eurodollar loans, respectively. As of December 31, 2017 and March 31, 2018 (unaudited), we had no borrowings under the revolving loan facility.

We are required to pay a quarterly commitment fee at a per annum rate of 0.50% on the daily unused amount of the revolving loan facility, inclusive of the aggregate amount available to be drawn under all outstanding letters of credit, of which there were none as of December 31, 2017 and $10 million as of March 31, 2018 (unaudited), as discussed further below. This rate is reduced to 0.375% for any quarterly period in which our first lien net leverage ratio is equal to or below 1.50 to 1.00. For the year ended December 31, 2017 and the three months ended March 31, 2018 (unaudited), we recognized $175 and $125, respectively, of commitment fees within interest expense in the Consolidated Statements of Operations.

Credit Agreement, as amended (unaudited)

In March 2018, we amended certain terms of our Credit Agreement.

Term loan. The Credit Agreement, as amended replaced the original term loan with a $400 million term loan (“modified term loan”) and extended the maturity date to March 29, 2025. Further, the interest margin on the modified term loan was reduced to 3.25% per annum. The effective interest rate on the modified term loan was 5.56% for the three months ended March 31, 2018 (unaudited) and will fluctuate based on market interest rates.

We contemporaneously settled the outstanding principal balance on the original term loan of $349.1 million with the issuance of the $400 million modified term loan. An original issuance discount of $1.0 million was reported in the Consolidated Balance Sheets as a direct deduction from the face amount of the modified term loan. Therefore, the gross proceeds of the modified term loan were $399.0 million. The proceeds from the modified term loan were primarily used to repay the outstanding principal balance on the original term loan, $1.6 million of accrued interest on the original term loan, and to pay $1.1 million of third party costs, including legal and debt arrangement costs, which were immediately expensed and recorded within general and administrative expense in the Consolidated Statements of Operations on the modification date. The remaining proceeds may be designated for a special distribution to certain equity holders or may be used for general corporate purposes, which use will be determined at a future date at the Company’s discretion.

In accordance with ASC 470, Debt, we accounted for the amendment as a debt modification. The modified term loan was determined to be not substantially different from the original term loan, as the present value of the cash flows of the modified term loan was less than 10 percent different

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

from the present value of the remaining cash flows under the terms of the original term loan. Therefore, the unamortized debt discount of $3.2 million and unamortized debt issuance costs of $7.3 million on the original term loan at the time of the debt modification, along with the $1.0 million debt discount on the modified term loan, will be amortized into interest expense over the remaining term of the modified term loan using the effective interest method.

Key details of the term loans are as follows:

Description	Amount Outstanding
	December 31, 2017(1)	December 31, 2016	March 31, 2018(1)
			(unaudited)
Term loan, face value(2)	$349,125	$—	$400,000
Unamortized debt discount(3)	(3,321)	—	(4,192)
Unamortized debt issuance costs(3)	(7,541)	—	(7,253)

Term loan	$338,263	$—	$388,555

(1)	Amounts reported reflect details of the original term loan as of December 31, 2017 and details of the modified term loan as of March 31, 2018 (unaudited).

(2)

The principal balance of the original term loan was scheduled to be repaid on a quarterly basis at an amortization rate of 0.25% per quarter. We made the first principal payment in December 2017. The principal balance of the modified term loan is scheduled to be repaid on a quarterly basis at an amortization rate of 0.25% per quarter, with the balance due at maturity. We did not make a principal payment as of March 31, 2018 (unaudited). For each of the next five years, principal repayments on the modified term loan are expected to be $4,000 (unaudited).

(3)

For the year ended December 31, 2017, $180 of debt discount and $408 of debt issuance costs were amortized into interest expense in the Consolidated Statements of Operations. For the three months ended March 31, 2018 (unaudited), $128 of debt discount and $289 of debt issuance costs were amortized into interest expense in the Consolidated Statements of Operations.

Revolving loan facility. Under the Credit Agreement as amended, the maturity date of the $100 million revolving loan facility was extended to March 29, 2023. Further, the interest margin applied to revolving loans that incur interest at a base rate was modified to 2.00% per annum and the margin applied to revolving loans that incur interest at an adjusted LIBOR rate was modified to 3.00% per annum. However, if our first lien net leverage ratio is equal to or above 1.50 to 1.00, these interest margins are raised to 2.25% and 3.25%, respectively. As of March 31, 2018 (unaudited), we had no borrowings under the revolving loan facility. Lastly, the Credit Agreement, as amended provided for a $10 million letter of credit, which, to the extent drawn upon, would reduce the amount of availability under the revolving loan facility by the same amount. The letter of credit was unused as of March 31, 2018 (unaudited). The provisions in the Credit Agreement around the commitment fee rates on the revolving loan facility (inclusive of the letter of credit), as disclosed above, were not changed.

Covenants

The Credit Agreement contains certain financial and non-financial covenants with which we must comply. The financial covenant requires a first lien net leverage ratio equal to or below 3.50 to 1.00 for any measurement date at which the principal amounts of outstanding revolving loans and letters of credit exceed 25% of the aggregate principal amount of the revolving loan facility. The first lien net leverage ratio is calculated as the ratio of (i) the aggregate principal amount of

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

indebtedness, minus the aggregate amount of consolidated cash (exclusive of restricted cash), as of the measurement date to (ii) consolidated EBITDA, as defined in the Credit Agreement, for the four prior quarters.

The non-financial covenants include, among other things, restrictions on indebtedness, liens, fundamental changes to the business (such as acquisitions, mergers, liquidations or changes in the nature of the business, asset dispositions, restricted payments, transactions with affiliates and other customary matters).

The Credit Agreement also includes various negative covenants, including one that restricts GS Holdings from making distributions unless certain financial tests are met. In general, GS Holdings is restricted from making distributions unless (a) after giving effect to the distribution it would have, as of a measurement date, a total net leverage ratio of no more than 3.00 to 1.00, and (b) the source of such distributions is retained excess cash flow, certain equity issuance proceeds and certain other sources. As of December 31, 2017 and March 31, 2018 (unaudited), GS Holdings is restricted from making certain distributions of more than $25.0 million and $103.9 million, respectively. Based on the future financial performance, the amount of unrestricted distributions may increase in future periods.

We were in compliance with all covenants, both financial and non-financial, as of December 31, 2017 and March 31, 2018 (unaudited).

Default Provisions

The Credit Agreement includes default events, in addition to noncompliance with the aforementioned covenants, which could require early payment and termination of the Credit Agreement, or similar actions. Default events include, but are not limited to, the following:

•	Non-payment of scheduled principal or interest payments;

•	Insolvency events;

•	Invalidity of loan documents;

•	Employee Retirement Income Security Act of 1974 (“ERISA”) events; and

•	Change in control provisions

Any borrowings under the Credit Agreement are unconditionally guaranteed by our subsidiaries. Further, the lenders have a security interest in substantially all of the assets of GreenSky and the other guarantors thereunder.

Credit Facility

On February 10, 2017, GSLLC entered into an agreement (“Credit Facility Agreement”) for a two-year, $50 million bank revolving credit facility (“Credit Facility”), which was expandable, upon our request and successful syndication, to $100 million. The Credit Facility Agreement also allowed us to request the issuance of letters of credit denominated in United States dollars as the applicant thereof for the support of our or our subsidiaries’ obligations. In conjunction with the Credit Agreement, on August 25, 2017, we terminated the Credit Facility. We had no borrowings under the Credit Facility, nor requests for letters of credit during the year ended December 31, 2017.

During the year ended December 31, 2017, we recorded commitment fees on the daily unused amount of each lender’s commitment under the Credit Facility of $159, which were recorded within interest expense in the Consolidated Statements of Operations. Further, we recorded up-front and other fees associated with the Credit Facility within other assets in the Consolidated Balance Sheet, which were amortized on a straight-line basis over the remaining term of the Credit Facility into interest expense in the Consolidated Statements of Operations. For the year ended December 31, 2017, we recorded $99 of amortization of such fees within interest expense in the Consolidated

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Statements of Operations. Upon termination of the Credit Facility Agreement, we incurred a loss on extinguishment of debt of $254 representing the unamortized deferred debt issuance costs at the date of termination, which was recorded within other gains/(losses) in the Consolidated Statements of Operations for the year ended December 31, 2017.

8. Other Liabilities

The following table details the components of other liabilities in the Consolidated Balance Sheets as of the dates indicated.

	December 31,		March 31,
	2017	2016	2018
			(unaudited)
Deferred lease liabilities	$2,819	2,652	$2,849
Transaction processing liabilities	16,435	2,847	16,158
Servicing liabilities(1)	2,071	—	2,187
Distributions payable	13,189	—	12,024
Accruals and other liabilities	4,327	3,545	5,481

Total other liabilities	$38,841	$9,044	$38,699

(1)	Refer to Note 1 and Note 3 for additional information on the servicing liabilities.

9. Permanent Equity (Deficit)

2018 Permanent Equity (Deficit) Activity (unaudited)

There were no equity related transactions during the first three months of 2018.

2017 Permanent Equity (Deficit) Activity

Effective August 24, 2017, the equity holders of GSLLC exchanged their equity interests in GSLLC for equity interests in GS Holdings in proportion to their existing ownership interests. The exchange was accounted for as a common control transaction. As such, the ownership interest in GSLLC held by the Class A unit holders transferred to GS Holdings, which became the sole owner of GSLLC.

On July 1, 2017, we redeemed 620 Class A units from a former Class A member for a redemption price of $66 or $106.17 per unit. Also on this date, we redeemed 18,054 Class A units from a former Class A member, which was non-cash related due to a cashless Unit Option exercise. We paid $184 to settle tax obligations related to these Unit Options.

On December 7, 2017, we redeemed 1,946 and 200 Class A units from two former Class A members for a redemption price of $179 and $18, respectively, or $92.16 per unit.

2016 Permanent Equity (Deficit) Activity

On November 1, 2016, we redeemed 3,248 Class A units from a former Class A member for a redemption price of $345 or $106.17 per unit.

On December 1, 2016, we redeemed 4,380 Class A units from a former Class A member. The majority of this redemption was non-cash related due to a cashless Unit Option exercise during the period. Of this total redemption, 298 Class A units were redeemed using cash for a redemption price of $32 or $106.17 per unit.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

2015 Permanent Equity (Deficit) Activity

On June 24, 2015, we completed the sale of 105,263 Class A units for a purchase price of $10.0 million or $95.00 per unit.

Proceeds from the sale of Class A units were used by the Company to redeem Class A units from electing members based on a pro rata basis of relative ownership percentages. In conjunction with the issuance of Class A units, we incurred transaction related costs of $0.1 million, which consisted of legal fees. These costs were deferred and charged against paid-in capital.

On October 31, 2015, we redeemed 13,283 Class A units from a former Class A member for a redemption price of $1.0 million or $76.00 per unit.

Warrants

Warrant holders are not entitled to receive distributions. The Company’s warrants are exercisable upon meeting the vesting requirements.

On October 29, 2015, we issued warrants to one of our Class A members, which is also an affiliate of one of the members of the board of managers, to purchase up to 10,000 Class A units (equal to 0.1% of the issued and outstanding units of the Company as of that date). During 2017, all 10,000 of these warrants were exercised for Class A units.

On January 1, 2014, we issued warrants to an affiliate of one of the members of the board of managers to purchase up to 130,464 Class A units (equal to 0.8% of the issued and outstanding units of the Company as of that date). The exercise price of the warrants is $10.81 per Class A unit subject to adjustments, including for unit splits, combinations and reclassifications. The warrants vest ratably over five years and expire on December 31, 2023. In December 2017, these warrants were capped at $114.18 and 130,464 companion profits interests were issued at a threshold value of $114.18. We evaluated this modification in accordance with ASC 718, Compensation—Stock Compensation, and determined that there was no incremental share-based compensation expense to recognize as a result of this modification.

Distributions

On a quarterly basis, we pay tax distributions to eligible recipients on a pro rata basis. In certain circumstances, we also pay special distributions. Any distributions, other than tax distributions, require the approval of Class B unit holders if the Company would not have, after giving effect to the proposed distribution, minimum net cash of at least the greater of (a) $50 million and (b) the lesser of (i) six times the most recently completed fiscal quarter’s operating expenditures (as defined in the operating agreement), (ii) $100 million and (iii) the Class B Preference as of the time of determination.

See Note 7 to the consolidated financial statements for a discussion of distributions made during 2017 using the net proceeds from our original term loan.

In December 2017, the Company declared a $160.0 million special cash distribution to unit holders and holders of profits interests, of which $156.1 million was paid as of December 31, 2017 and March 31, 2018 (unaudited). During the years ended December 31, 2016 and 2015, we did not declare nor pay any special distributions.

Dilutive units

Dilutive units currently outstanding and reserved for future issuance were as follows as of the dates indicated.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

	December 31, 2017	March 31, 2018
		(unaudited)
Unit Options outstanding(1)	110,000	137,000
Profits interests outstanding(2)	1,406,153	1,618,153
Warrants outstanding(3)	—	—
Reserved for future grants	293,308	236,977

Total outstanding and reserved for future issuance	1,809,461	1,992,130

(1)	Unit Options herein exclude Unit Options that were capped in 2015. Refer to Note 10 for additional information.

(2)	Profits interests herein include Unit Options and warrants that were capped in 2015 and 2017, respectively.

(3)

In December 2017, outstanding warrants of 130,464 were capped at a threshold price of $114.18, and 130,464 companion profits interests were issued. We evaluated this modification in accordance with ASC 718, Compensation—Stock Compensation, and determined that there were no incremental equity-based payments to non-employees to recognize as a result of this modification. Capped warrants and their related profits interest awards are aggregated to count as one unit against the authorization limit.

10. Share-Based Compensation

As of December 31, 2017 and March 31, 2018 (unaudited), we authorized 1.7 million and 1.9 million units, respectively, to be issued as Unit Options or profits interests to certain members of senior management and other key employees. As discussed in more detail below, certain Unit Options were capped on October 1, 2015 (“Capped Options”) and an equivalent number of profits interests were issued with a threshold value of $76.00 per unit, which represented the fair value of Company units as of that date. Capped Options and their related profits interest awards are aggregated to count as one unit against the authorization limit.

Unit Options

Unit Options granted by the Company are time-vested awards that vest ratably over a period of three to five years of continued employee or non-employee service, or cliff-vest at the end of a period of five years of continued employee service. The contractual term of all Unit Options is ten years from the grant date. Upon the exercise of Unit Options, the Company issues reserved Class A units.

Unit Option activity was as follows during the periods indicated:

	Year ended December 31,			Three months ended March 31, 2018
	2017	2016	2015
	Number of Unit Options	Number of Unit Options	Number of Unit Options	Number of Options	Weighted Average Exercise Price
				(unaudited)	(unaudited)
Outstanding at beginning of period	1,000,689	1,049,098	852,743	982,189	$26.55
Granted(1)(2)	50,000	42,000	268,246	34,000	149.50
Exercised(3)(4)	(20,200)	(5,000)	(14,918)	—	N/A
Forfeited	(48,300)	(85,409)	(56,973)	(25,000)	60.72

Outstanding at end of period(5)	982,189	1,000,689	1,049,098	991,189	$29.90

Exercisable at end of period(5)(6)	701,500	467,240	185,629	734,643	$15.26

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

(1)

There were no Unit Options granted to non-employee directors during the years ended December 31, 2017 and 2016 and the three months ended March 31, 2018 (unaudited). Unit Options granted during 2015 included 43,088 options granted to non-employee directors at an exercise price of $56.49.

(2)

Weighted average grant-date fair value of Unit Options granted during the years ended December 31, 2017, 2016 and 2015 was $35.24, $40.46 and $14.29, respectively, and during the three months ended March 31, 2018 and 2017 (unaudited) was $48.80 and $49.92, respectively.

(3)

The total intrinsic value of Unit Options exercised, which is defined as the amount by which the market value of the units on the date of exercise exceeds the exercise price, was $396, $98 and $913 as of December 31, 2017, 2016 and 2015, respectively. There were no Unit Options exercised during the three months ended March 31, 2018 and 2017 (unaudited).

(4)

Employees paid $15, $0 and $64 during the years ended December 31, 2017, 2016 and 2015, respectively, to the Company to exercise Unit Options. There were no Unit Options exercised during the three months ended March 31, 2018 and 2017 (unaudited). In 2017, 20,000 Unit Options were exercised by means of a cashless net exercise procedure, which resulted in the issuance of 1,946 Class A units. Additionally, 200 Class A units were issued related to the exercise of Unit Options. In 2016, the 5,000 Unit Options were exercised by means of a cashless net exercise procedure, which resulted in the issuance of 620 Class A units. In 2015, 14,918 Class A units were issued related to the exercise of Unit Options.

(5)	The aggregate intrinsic value and weighted average remaining contractual terms of Unit Options outstanding and Unit Options exercisable were as follows as of the dates indicated:

	December 31,			March 31,
	2017	2016	2015	2018
				(unaudited)
Aggregate intrinsic value (in millions)
Unit Options outstanding	$52.8	$53.5	$54.6	$55.8
Unit Options exercisable	$43.4	$28.6	$11.7	$46.4
Weighted average remaining term (in years)
Unit Options outstanding	5.74	6.68	7.67	5.61
Unit Options exercisable	5.11	6.13	7.16	4.91

(6)

The total fair value, based on grant-date fair value, of Unit Options that vested was $1,446, $1,234 and $675 during the years ended December 31, 2017, 2016 and 2015, respectively, and $166 and $387 during the three months ended March 31, 2018 and 2017 (unaudited), respectively.

Compensation expense related to Unit Options is measured based on their grant-date fair values. We use a Black-Scholes options pricing model to determine the grant-date fair value of Unit Options.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

The following inputs and assumptions were used to value the Unit Options as of the grant dates:

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Risk-free interest rate	2.03 – 2.23%	1.33 – 2.29%	1.67 – 2.10%	2.77 – 2.78%	2.23%
Expected unit volatility(1)	23.90 – 44.40%	40.90 – 44.40%	40.90 – 45.00%	25.70%	44.40%
Expected dividend yield	0.00%	0.00%	0.00 – 6.98%	0.00%	0.00%
Expected option life (in months)(2)	78	78	72 – 78	78	78
Fair value of Unit Options	$26.86 – $49.92	$32.23 – $50.03	$12.12 – $33.29	$48.76 – $48.80	$49.92

(1)	We estimated volatility based on a peer group of payment processing public companies, as provided by an independent third party valuation specialist.

(2)

We determined the expected life as the midpoint between the scheduled vesting and expiration dates of the awards, in accordance with the provisions of the Securities and Exchange Commission Staff Accounting Bulletin Topic 14, Share-Based Payment. We used the simplified method primarily due to having insufficient historical Unit Option exercise experience upon which to reasonably estimate an expected term.

Profits Interests

On October 1, 2015, we began to award profits interests to certain employees and non-employee directors. Profits interests are assigned a threshold value on the date of grant, which is generally equivalent to the fair value of our Class A units at the time of grant. The profits interests issued on October 1, 2015 were modifications of previously issued Unit Options. The Class A unit options remain outstanding, but were capped at a liquidation value of $76.00 per unit, meaning that the maximum proceeds received by Class A unit option holders at liquidation is limited to the difference between $76.00 per unit and the Class A unit strike price. We evaluated this modification in accordance with ASC 718, Compensation—Stock Compensation, and determined that there was no incremental share-based compensation expense to recognize as a result of this modification. Forty-one employees and two non-employees were affected by the modification.

Profits interests granted by the Company are time-vested awards that either vest ratably over a period of continued employee service or cliff-vest at the end of a period of continued employee service.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Profits interest activity was as follows during the periods indicated:

	Year ended December 31,			Three months ended March 31, 2018
	2017	2016	2015
	Number of Profits Interests	Number of Profits Interests	Number of Profits Interests	Number of Profits Interests	Weighted Average Threshold Price
				(unaudited)	(unaudited)
Outstanding at beginning of period	1,261,689	1,137,598	—	1,406,153	$82.30
Granted(1)(2)	237,464	204,500	1,137,598	292,000	143.15
Forfeited	(93,000)	(75,009)	—	(80,000)	93.22
Redeemed(3)	—	(5,400)	—	—	N/A

Outstanding at end of period(4)(5)	1,406,153	1,261,689	1,137,598	1,618,153	$92.74

(1)

Profits interests granted during 2017 included 130,464 to a related party (that is an affiliate of a non-employee director) at a threshold price of $114.18, which is more fully discussed in Note 9 to the consolidated financial statements. Profits interests granted during 2015 included 86,576 granted to non-employee directors at a threshold price of $76.00.

(2)

Weighted average grant-date fair value of profits interests granted during the years ended December 31, 2017, 2016 and 2015 was $34.92, $31.91 and $28.89, respectively, and during the three months ended March 31, 2018 (unaudited) was $44.72. There were no profits interests granted during the three months ended March 31, 2017 (unaudited). For the year ended December 31, 2015, 1,007,598 of these awards were related to previously issued Unit Options.

(3)

During the year ended December 31, 2016, we redeemed 5,400 outstanding profits interests at a repurchase price of $106.17 per unit less the profits interest threshold value of $76.00 per unit. There were no profits interest redemptions during any of the remaining periods presented (March 31, 2018 was unaudited).

(4)	The intrinsic value and weighted average remaining contractual term of profits interests outstanding were as follows at the dates indicated:

	December 31,			March 31,
	2017	2016	2015	2018
				(unaudited)
Aggregate intrinsic value (in millions)	$44.8	$36.6	$—	$91.8
Weighted average remaining term (in years)	1.57	2.21	2.87	1.88

(5)

The total fair value based on grant-date fair value of profits interests that vested was $2,385, $751 and $0 during the years ended December 31, 2017, 2016 and 2015, respectively, and $57 and $115 during the three months ended March 31, 2018 and 2017 (unaudited), respectively.

Compensation expense related to profits interests is measured based on the grant-date fair value of the profits interests. We use a Black-Scholes options pricing model to determine the grant-date fair value of profits interests.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

The following inputs and assumptions were used to value the profits interests (limited to profits interests without an associated Capped Option) as of the grant dates. There were no grants during the first three months of 2017 (unaudited).

	December 31,			March 31,
	2017	2016	2015	2018
				(unaudited)
Risk-free interest rate	1.80 – 2.18%	1.07 – 1.60%	1.67 – 1.70%	2.60 – 2.63%
Expected unit volatility(1)	23.90 – 24.80%	40.90 – 44.40%	40.90%	25.70%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected life (in months)(2)	60	60	60	54 – 60
Fair value of profits interests	$22.80 – $40.06	$28.12 – $43.03	$28.86 – $28.90	$39.23 – $59.08

(1)	We estimated volatility based on a peer group of payment processing public companies, as provided by independent third party valuation specialists.

(2)	We determined the expected life to be equivalent to the vesting period.

We recorded share-based compensation expense of $3,951, $1,897 and $999 for the years ended December 31, 2017, 2016 and 2015, respectively and $1,001 and $595 for the three months ended March 31, 2018 and 2017 (unaudited), respectively, which is included within compensation and benefits expense in the Consolidated Statements of Operations. At March 31, 2018 (unaudited), unrecognized compensation costs related to non-vested Unit Options totaled $5.3 million, which will be recognized over a weighted average remaining requisite service period of 3.66 years. At March 31, 2018 (unaudited), unrecognized compensation costs related to non-vested profits interest awards totaled $19.6 million, which will be recognized over a weighted average remaining requisite service period of 4.37 years.

11. Commitments, Contingencies and Guarantees

Commitments

We primarily lease our premises under multi-year, non-cancelable operating leases with terms expiring through 2024, exclusive of renewal option periods. Our lease agreement expiring in 2024 also contains a renewal option, at our election, to extend the lease for five consecutive three-year periods. Base rent is subject to rent escalations on each annual anniversary from the lease commencement dates. Rental payments, as well as any step rent provisions specified in the lease agreements, are aggregated and charged evenly to expense over the lease term. Certain of these operating leases contain rent holidays and tenant allowances that may be applied toward leasehold improvements or other lease concessions. Capital improvement funding and other lease concessions provided by the landlord are recorded as a deferred liability and are amortized evenly over the lease term as a reduction of rent expense. In most circumstances, we expect that in the normal course of business, leases will be renewed or replaced by other leases.

Rent expense is recognized on a straight-line basis over the life of the lease and included within property, office and technology or related party expenses in the Consolidated Statements of Operations. Refer to Note 12 for additional information regarding office space leased from a related party. Rent expense was $2,972, $2,464 and $1,599 for the years ended December 31, 2017, 2016 and 2015, respectively, and $744 and $725 for the three months ended March 31, 2018 and 2017 (unaudited), respectively.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

As of the dates presented, future minimum lease payments under our leases for the succeeding five fiscal years and thereafter are as follows:

December 31, 2017
2018	$3,213
2019	3,450
2020	3,533
2021	3,588
2022 and thereafter	4,075

Total minimum lease payments	$17,859

March 31, 2018
(unaudited)
Remainder of 2018	$2,626
2019	3,723
2020	3,815
2021	3,878
2022	2,827
2023 and thereafter	1,647

Total minimum lease payments	$18,516

Our transaction processor imposes certain financial covenants upon our wholly owned subsidiary, GSLLC.

The financial covenants with our transaction processor apply only to GSLLC and include the following:

•	Tangible net worth, as defined in the agreement, of no less than $7.5 million;

•	Minimum aggregate net income of $5.0 million for the trailing four fiscal quarters, and

•	Ratio of total liabilities to total equity not to exceed 3.00:1.00.

As of December 31, 2017 and 2016 and March 31, 2018 (unaudited), GSLLC was in compliance with all financial covenants.

As of December 31, 2017 and 2016 and March 31, 2018 (unaudited), our outstanding open and unused line of credit on approved loans was $9.9 million, $4.7 million and $4.1 million, respectively. We have not recorded a provision for these unfunded commitments, but believe we have adequate cash on hand to fund these commitments.

For certain Bank Partners, we maintain a restricted cash balance based on a contractual percentage of the total interest billed on outstanding deferred interest loans that are within the promotional period less previous FCR on such outstanding loans. The Company had $41.2 million and $44.7 million of restricted cash associated with this arrangement as of December 31, 2017 and March 31, 2018 (unaudited), respectively.

Contingencies

In limited instances, the Company may be subject to operating losses if we make certain errors in managing credit programs and we determine that a customer is not liable for a loan originated by a Bank Partner. We evaluated this contingency in accordance with ASC 450, Contingencies, and determined that it is reasonably possible that losses could result from errors in underwriting. However, in management’s opinion, it is not possible to estimate the likelihood or range of

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

reasonably possible future losses related to errors in underwriting based on currently available information. Therefore, we have not established a liability for this loss contingency.

Further, from time to time, we place Bank Partner loans on non-accrual and non-payment status (“Pended Status”) while we investigate consumer loan balance inquiries, which may arise from disputed charges related to work performed by third-party merchants. As of December 31, 2017 and 2016 and March 31, 2018 (unaudited), Bank Partner loan balances in Pended Status were $7.1 million, $6.0 million and $7.8 million, respectively. While it is management’s expectation that most of these loan balance inquiries will be resolved without incident, in certain instances we may determine that it is in the best interest of the consumer and Bank Partner for the Company to permanently reverse the loan balance and assume the economic responsibility for the loan balance itself. We record a liability for these instances. As of December 31, 2017 and 2016 and March 31, 2018 (unaudited), our liability for potential future losses was $2.0 million, $0.8 million and $1.2 million, respectively.

From time to time, we may become a party to civil claims and lawsuits. As of December 31, 2017 and March 31, 2018 (unaudited), we were not a party as a defendant to any litigation that we believed was material to our operations or results.

Financial guarantees

Under the terms of the contracts with our Bank Partners, a contractual percentage of the Bank Partners’ monthly originations and month-end outstanding portfolio balance is held and maintained in restricted, interest-bearing escrow accounts to serve as limited protection to the Bank Partners in the event of excess Bank Partner portfolio credit losses. The Company’s maximum exposure to Bank Partner portfolio credit losses is limited to the contractual restricted cash balance, which was $61.5 million, $39.0 million and $70.9 million as of December 31, 2017 and 2016 and March 31, 2018 (unaudited), respectively. The recorded fair value of the financial guarantee related to these contracts was $0.7 million, $0.7 million and $1.1 million as of December 31, 2017 and 2016 and March 31, 2018 (unaudited), respectively, which was recorded within other liabilities in the Consolidated Balance Sheets. Recorded financial guarantees are typically settled within one year of the initial measurement of the liability. In determining the measured liabilities, we consider a variety of factors, including historical experience and management’s expectations of current customer delinquencies converting into Bank Partner portfolio losses.

12. Related Party Transactions

We lease office space from a related party under common management control for which rent expenses are recognized within related party expenses in the Consolidated Statements of Operations. Total rent expenses related to this office space were $1,486, $1,135 and $1,136 for the years ended December 31, 2017, 2016 and 2015, respectively, and $372 and $373 for the three months ended March 31, 2018 and 2017 (unaudited), respectively. As of March 31, 2018 (unaudited), we had a $299 tenant allowance associated with this lease, which is presented within related party receivables in the Consolidated Balance Sheets.

We entered into loan agreements, most of which are non-interest bearing, with certain members of our management team for which the remaining outstanding balances will be forgiven ratably over designated periods based on continual employment with the Company. Pertinent details

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

of these arrangements and the remaining outstanding balances, which are presented within related party receivables in the Consolidated Balance Sheets, are as follows at the dates indicated:

Period Entered	Loan Amount	Period of Forgiveness	Outstanding Balance as of:
			December 31,		March 31, 2018
			2017	2016
					(unaudited)
August 2016(1)	$250	6 quarters	$—	$208	$—
September 2016	125	30 months	60	111	48
November 2016	150	6 quarters	50	150	25
February 2017	75	6 quarters	38	—	25
July 2017	50	6 quarters	42	—	33
November 2017	20	4 quarters	20	—	15

			$210	$469	$146

(1)	The remaining outstanding balance was forgiven during 2017 upon the employee’s separation from the Company.

Equity-based payments to non-employees resulted in related party expenses of $285, $380 and $95 for the years ended December 31, 2017, 2016 and 2015, respectively, and $0 and $95 for the three months ended March 31, 2018 and 2017 (unaudited), respectively.

In December 2017, 130,464 warrants that were issued to an affiliate of one of the members of the board of managers were capped and companion profits interests were issued. Refer to Note 9 and Note 10 for additional information.

In August 2017, we incurred fees of $2,612 due to an affiliate of one of the members of the board of managers in connection with finalizing our August 2017 term loan transaction. These costs were not directly attributable to the original term loan and were, therefore, expensed as incurred, rather than deferred against the term loan balance. Of this amount, $1,509 was paid during 2017, $97 was paid during the first three months of 2018 (unaudited) and the remaining $1,006 is recorded within related party liabilities in the Consolidated Balance Sheets as of March 31, 2018 (unaudited).

In June 2017, the Company terminated a financing facility with one of its Class A members, who also serves on the Company’s board of managers. The outstanding loans under this facility were sold to another Bank Partner within our network that is not a related party and continue to be serviced by GreenSky.

In November 2016, we executed a $20.0 million Bank Partner agreement (“2016 Agreement”) with affiliates of two Class A members who serve on our board of managers. The agreement is structured similarly to the origination and servicing arrangements with the other Bank Partners, wherein the Company is required to hold restricted cash based on monthly originations and the month-end outstanding portfolio balance.

We are entitled to collect fixed servicing fees in conjunction with the 2016 Agreement. As of December 31, 2017 and 2016 and March 31, 2018 (unaudited), our related party Bank Partner facilities had committed balances in the aggregate of $11.7 million, $26.9 million and $10.9 million, respectively.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Consolidated Balance Sheets effects associated with our related party financing facilities were as follows at the dates indicated:

	December 31,		March 31,
	2017	2016	2018
			(unaudited)
Related party receivables(1)	$8	$10	$12
Related party liabilities(2)	445	1,054	466
Restricted cash	437	923	374

(1)	Receivables related to servicing and other.

(2)	Related party liabilities primarily consisted of related party servicing payables at the respective reporting date.

Consolidated Statements of Operations effects associated with our related party financing facilities were as follows during the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)	(unaudited)
Servicing and other	$146	$47	$123	$28	$79
Related party expenses(1)	428	163	305	211	43

(1)	Expenses incurred related to related party financing facility credit losses.

13. Segment Reporting

We conduct our operations through a single operating segment and, therefore, one reportable segment. Operating segments are revenue-generating components of a company for which separate financial information is internally produced for regular use by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess the performance of the business. Our CODM uses a variety of measures to assess the performance of the business; however, detailed profitability information of the nature that could be used to allocate resources and assess the performance of the business are managed and reviewed for the Company as a whole.

There are no significant concentrations by state or geographical location, nor are there any significant individual customer concentrations by balance.

14. Redeemable Preferred Units

Effective August 24, 2017, the equity holders of GSLLC exchanged their equity interests in GSLLC for equity interests in GS Holdings in proportion to their existing ownership interests. The exchange was accounted for as a common control transaction. As such, the ownership interests in GSLLC held by the Class B and Class C preferred unit holders were exchanged for equity interests in GS Holdings, which became the sole owner of GSLLC.

Class B Preferred Units

In the event of certain liquidity events, the Class B unit holders collectively are entitled to a liquidation preference prior to any distribution to the holders of any other equity securities. In the event of a “qualified public offering”, defined as a public offering at an effective price per unit of at least 150% of the initial Class B purchase price and receipt of gross proceeds greater than $150.0 million, the Class B liquidation preference is of no further effect. If a qualified public offering

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

or payment of the Class B liquidation preference has not occurred prior to October 31, 2019, each Class B unit holder, thereafter has the right, upon six months’ prior notice, to sell its Class B preferred units to the Company at a price equal to the original purchase price for the Class B preferred units ($300.0 million), adjusted for any previous non-tax member distributions to the Class B unit holders, if applicable. As of December 31, 2017 and March 31, 2018 (unaudited), the redemption amount of the Class B preferred units, which was adjusted for non-tax member distributions, was $215.8 million.

Class C Preferred Units

On December 15, 2017, we completed the sale of 1,010,199 Class C-1 preferred units for a purchase price of $200.0 million or $197.98 per unit. Proceeds from the sale were designated for general operating purposes. In conjunction with the issuance of Class C-1 preferred units, we incurred transaction related costs of $5.6 million, which consisted of investment banking and legal fees. These costs were deferred and charged against the carrying value of the Class C-1 preferred units.

On August 24, 2016, we completed the sale of 252,550 Class C-2 preferred units for a purchase price of $50.0 million or $197.98 per unit. Proceeds from the sale were used for general operating purposes. In conjunction with the issuance of Class C-2 preferred units, we incurred transaction related costs of $1.8 million, which consisted of investment banking and legal fees. These costs were deferred and charged against the carrying value of Class C-2 preferred units.

In the event of certain liquidity events, each holder of Class C-1 preferred units and Class C-2 preferred units (collectively, “Class C units”) is entitled to a liquidation preference equal to the original purchase price paid for its Class C units adjusted for any previous non-tax member distributions to the holder, following settlement of Class B unit holders’ liquidation preference but prior to any distribution to the holders of any other equity securities. In the event of an initial public offering, the Class C units will automatically convert into GS Holdings Class A units immediately prior to the initial public offering.

As it relates to the Class C-1 preferred units only, if an initial public offering occurs before December 15, 2018 and the issue price per share to the public is less than the Class C-1 purchase price adjusted for the cumulative amount of all prior non-tax member distributions, the Company must make the Class C-1 unit holder whole for such shortfall by issuing to the unit holder, at the Company’s election, either additional GS Holdings Class A units or GreenSky, Inc. common stock in an amount equal in value to such shortfall at the public per share price.

If an initial public offering or payment of the liquidation preference has not occurred prior to July 31, 2019, each Class C unit holder thereafter has the right to sell its Class C units. If such events have not occurred prior to July 31, 2021, each Class C unit holder thereafter has the right, upon six months’ prior written notice, to require the Company to redeem for cash all of the then-outstanding Class C units held by the unit holder at a price equal to the original purchase price paid by the holder for the Class C units, adjusted for any previous non-tax member distributions to the holder. As of December 31, 2017 and March 31, 2018 (unaudited), the redemption amounts of the Class C-1 and Class C-2 preferred units, which were adjusted for non-tax member distributions, were $191.4 million for Class C-1 preferred units and $43.0 million for Class C-2 preferred units.

15. Subsequent Events

Management of the Company performed an evaluation of subsequent events through March 27, 2018, which is the date the financial statements were issued.

GreenSky Holdings, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Distributions

The Company finalized and paid certain member tax distributions as follows:

Date Finalized	Aggregate Amount
(in millions)
January 12, 2018	$15.8
March 15, 2018	1.7

Total	$17.5

Sale of Charged-Off Receivables

In March 2018, the Company transferred our rights to Charged-Off Receivables with an aggregate unpaid balance of $38.6 million to a third party and a Bank Partner in exchange for a cash payment of $5.1 million based on the expected recovery rate of such loan receivables.

No other subsequent events were noted in management’s evaluation that would require disclosure.

Unaudited

Management of the Company performed an additional evaluation of subsequent events through May 4, 2018, which is the date the unaudited interim financial statements were issued.

Distributions

The Company finalized and paid certain member tax distributions as follows:

Date Finalized	Aggregate Amount
(in millions)
April 6, 2018	$17.9
April 15, 2018	0.3

Total	$18.2

Management of the Company performed an additional evaluation of subsequent events through May 25, 2018, when the prospectus dated May 23, 2018 was filed with the United States Securities and Exchange Commission relating to GreenSky, Inc.’s initial public offering of Class A common stock.

Distributions

In May 2018, we declared a $75.0 million special cash distribution to our unit holders and holders of profits interests using the proceeds from the modified term loan executed as an amendment to the Credit Agreement in March 2018 and cash from operations, of which $71.8 million has been paid to date in 2018 and the remaining $3.2 million will be included in other liabilities and related party liabilities in the Consolidated Balance Sheets.

No other subsequent events were noted in management’s evaluation that would require disclosure.

38,000,000 Shares

GreenSky, Inc.

Class A Common Stock

PROSPECTUS

Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley

BofA Merrill Lynch	Citigroup	Credit Suisse	SunTrust Robinson Humphrey

Raymond James	Sandler O’Neill + Partners, L.P.	Fifth Third Securities	Guggenheim Securities

May 23, 2018

Through and including June 17, 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotment or subscription.